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As Filed With the Securities and Exchange Commission On April 28, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sovereign Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	6720 (Primary Standard Industrial Classification Code Number)	23-2453088 (I.R.S. Employer Identification No.)

1500 Market Street
Philadelphia, Pennsylvania 19102 (215) 557-4630
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jay S. Sidhu
Chairman, President and Chief Executive Officer
Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102
(215) 557-4630
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph M. Harenza, Esquire David W. Swartz, Esquire Stevens & Lee 111 North Sixth Street P.O. Box 679 Reading, PA 19603 (610) 478-2000	William P. Mayer, Esquire James A. Matarese, Esquire Goodwin Procter LLP Exchange Place Boston, MA 02109 (617) 570-1000

        Approximate date of commencement of proposed sale to the public: Upon completion of the merger described herein. If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)

Common Stock, no par value (and associated stock purchase rights)(3)	42,796,613	$31.95	$739,195,685	$93,657.00

(1)
Based upon an estimate of the maximum number of shares of the Registrant's common stock that may be issued in connection with the proposed merger of Seacoast Financial Services Corporation with and into the Registrant based on the number of shares of Seacoast common stock, par value $0.01 per share, outstanding, including shares underlying all outstanding options to purchase Seacoast common stock, whether or not exercised before completion of the merger, based on the number of shares and options outstanding as of April 27, 2004 (and after giving effect to Seacoast's pending acquisition of Abington Bancorp, Inc.). In accordance with Rule 416, this Registration Statement shall also register any additional shares of the Registrant's common stock which may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions as provided by the agreement relating to the merger.

(2)
Computed in accordance with Rule 457(c) and Rule 457(f)(1) under the Securities Act of 1933, as amended, on the basis of the average of the high and low sales prices of the common stock of Seacoast Financial Services Corporation as reported on The NASDAQ National Market on April 26, 2004 of $31.95 and based on up to 31,861,883 shares of Seacoast common stock to be exchanged in the merger, reduced by the maximum amount of cash ($278,791,477) to be paid by the Registrant for such shares of common stock.

(3)
Prior to the occurrence of certain events, the stock purchase rights will not be evidenced separately from the Registrant's common stock.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SEACOAST FINANCIAL SERVICES CORPORATION
One Compass Place
New Bedford, Massachusetts 02740
(508) 984-6000
              , 2004

Dear stockholders:

        You are cordially invited to attend a special meeting of stockholders of Seacoast Financial Services Corporation to be held at                        , local time, on                             , 2004, at                        . At the special meeting, you will be asked to consider and vote upon a proposal to approve an agreement and plan of merger pursuant to which Seacoast will merge with and into Sovereign Bancorp, Inc. After completion of the merger, we expect that current Sovereign shareholders will own approximately 89.3% of the combined company and Seacoast stockholders will own approximately 10.7% of the combined company.

        If the merger agreement is approved and the merger is subsequently completed, you may elect to receive for each share of Seacoast common stock that you own either a specified number of shares of Sovereign common stock or a specified amount of cash, depending on the average closing sales price of Sovereign common stock as reported on the New York Stock Exchange for the 15 consecutive trading days (the average final price) ending on the day immediately prior to the date (the determination date) that is the later to occur of (1) Seacoast's stockholder meeting to vote on the proposal to approve the merger agreement and the merger or (2) the date of receipt of the last governmental approval required to complete the merger.

        If the average final price of Sovereign common stock ending on the determination date is:

  •
  equal to or greater than $23.96, then each share of Seacoast common stock will be converted into the right to receive either 1.461 shares of Sovereign common stock or an amount of cash equal to 1.461 multiplied by the average final price on the determination date;

  •
  greater than $21.56 but less than $23.96, then each share of Seacoast common stock will be converted into the right to receive either a number of shares of Sovereign common stock equal to the quotient obtained by dividing $35.00 by the average final price on the determination date or $35.00 in cash; or

  •
  equal to or less than $21.56, then each share of Seacoast common stock will be converted into the right to receive either a number of shares of Sovereign common stock or an amount of cash each having a value on the determination date equal to the sum of (1) 1.21725 times the average final price on the determination date plus (2) $8.75 (the equalization formula). For a detailed description and explanation of the equalization formula and its application, please see the section entitled "The Merger—What Seacoast Stockholders Will Receive" beginning on page 63 of the attached proxy statement/prospectus.

        This means that you could receive Sovereign common stock or cash having a value less than $35.00 per share if the average final price is less than $21.56 and you could receive Sovereign common stock or cash having a value greater than $35.00 per share if the average final price is greater than $23.96.

        You will have the opportunity to elect to receive all cash, all Sovereign common stock or a combination of cash and Sovereign common stock for your shares of Seacoast common stock, subject to allocation procedures designed to ensure that 75% of the outstanding shares of Seacoast common stock will be converted into the right to receive shares of Sovereign common stock and 25% will be converted into the right to receive cash. The value of the stock consideration and the cash consideration will have the same dollar value on the determination date. You will receive a separate mailing that will contain instructions for making your election.

        Sovereign common stock is listed on the New York Stock Exchange under the symbol "SOV." On April 27, 2004, the closing sales price of a share of Sovereign common stock was $19.97. Seacoast common stock trades on The NASDAQ National Market under the symbol "SCFS." On April 27, 2004, the closing sales price of a share of Seacoast common stock was $32.41. These prices will fluctuate between now and the closing of the merger.

        The merger cannot be completed unless the holders of 75% of the outstanding shares of Seacoast common stock eligible to be cast, voting in person or by proxy, vote in favor of approval of the merger agreement, as amended, and the merger at the special meeting.

        Stockholders who do not receive any cash in exchange for their shares of Seacoast common stock will generally not recognize any gain or loss for United States federal income tax purposes on the exchange. However, stockholders generally will recognize gain or may recognize loss for United States federal income tax purposes if they receive cash in exchange for their shares of Seacoast common stock or instead of any fractional share of Sovereign common stock that they would otherwise be entitled to receive.

        Based on our reasons for the merger described herein, including the fairness opinion issued by Ryan Beck & Co., Inc., our financial advisor, our board of directors believes that the merger is advisable and in your best interests. Accordingly our board of directors recommends that you vote "FOR" approval of the merger agreement and the merger.

        Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you do not vote in person or by proxy the effect will be a vote against the proposal to approve the merger agreement and the merger.

        Following this letter you will find a formal notice of the special meeting and a proxy statement/prospectus providing you with detailed information concerning the merger agreement, Sovereign, Seacoast and related matters. Please give all the information contained or incorporated by reference in the proxy statement/prospectus your careful attention. Please give particularly careful consideration to the discussion in the section entitled "Risk Factors Relating to the Merger" beginning on page 24 of the attached proxy statement/prospectus. YOU SHOULD RETAIN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH MAKING YOUR ELECTION TO RECEIVE CASH, SOVEREIGN COMMON STOCK OR A COMBINATION OF CASH AND SOVEREIGN COMMON STOCK FOR YOUR SHARES OF SEACOAST COMMON STOCK.

        We look forward to your support.

Sincerely,

Kevin G. Champagne President and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Sovereign common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The shares of Sovereign common stock are not savings accounts, deposits or other obligations of any bank, savings association or nonbank subsidiary of any of the parties and are not insured by any federal or state governmental agency.

        This proxy statement/prospectus is dated                             , 2004, and was first mailed to stockholders of Seacoast on or about                             , 2004.

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about Sovereign and Seacoast from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. We have listed the documents containing this information on page 133 of this proxy statement/prospectus. You can obtain documents related to Sovereign and Seacoast that are incorporated by reference in this proxy statement/prospectus through the Securities and Exchange Commission's website at http://www.sec.gov or by requesting them in writing or by telephone from the appropriate company:

Sovereign Bancorp, Inc. Investor Relations 1130 Berkshire Boulevard Wyomissing, Pennsylvania 19610 Telephone: (800) 628-2673	Seacoast Financial Services Corporation One Compass Place New Bedford, Massachusetts 02740 Attention: James R. Rice Telephone: (508) 984-6000

        If you would like to request documents, please do so by                            , 2004 to receive them before Seacoast's special meeting. You will not be charged for any of these documents that you request.

        For additional information regarding where you can find information about Sovereign and Seacoast, please see the section entitled "Where You Can Find More Information" beginning on page 132 of this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to Sovereign and its subsidiaries was proved by Sovereign and the information contained in this proxy statement/prospectus with respect to Seacoast and its subsidiaries was provided by Seacoast.

        For information on submitting your proxy, please refer to the instructions on the enclosed proxy card.

SEACOAST FINANCIAL SERVICES CORPORATION
One Compass Place
New Bedford, Massachusetts 02740

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On                            , 2004

To the stockholders of Seacoast Financial Services Corporation:

        We will hold a special meeting of stockholders of Seacoast Financial Services Corporation at                , local time, on                , 2004 at the                         ,                         ,                         , for the following purposes:

  1.
  to consider and vote upon a proposal to approve an agreement and plan of merger, dated as of January 26, 2004, between Sovereign Bancorp, Inc. and Seacoast Financial Services Corporation, as amended on April 12, 2004 (a copy of the merger agreement and the amendment to the merger agreement are attached as Annex A and Annex B, respectively, to the accompanying proxy statement/prospectus), and to approve the merger as contemplated by the merger agreement;

  2.
  to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement, as amended, and the merger; and

  3.
  to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

        The board of directors of Seacoast has fixed the close of business on                , 2004 as the record date for determining stockholders entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Accordingly, only stockholders of record on such date are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

        If the merger agreement, as amended, is approved by stockholders at the special meeting and the merger is subsequently completed on or before June 30, 2004, any stockholder of record as of the record date for the special meeting (1) who delivers to Seacoast, before the stockholder vote on the merger agreement, as amended, and the merger, a written objection to the merger stating that he, she or it intends to demand payment for his, her, or its shares through the exercise of his, her or its statutory appraisal rights; (2) whose shares are not voted in favor of approving the merger agreement, as amended, and the merger; and (3) who demands in writing payment for his, her or its shares within 20 days after the date of the notice that the merger has become effective is mailed to stockholders, will be entitled to receive payment for his, her or its shares and an appraisal of the value thereof. Seacoast, its successor and any such stockholder will in such case have the rights and duties and will follow the procedures set forth in Sections 85 through 98 of Chapter 156B of the Massachusetts Business Corporation Law, which are described in the section entitled "The Merger—Appraisal Rights" beginning on page 68 of the accompanying proxy statement/prospectus and a copy of which is attached as Annex D to the accompanying proxy statement/prospectus. However, Massachusetts has adopted a new statute governing the affairs of corporations incorporated in Massachusetts, such as Seacoast. The new Massachusetts Business Corporation Act (Chapter 156D) replaces and repeals Chapter 156B of the Massachusetts Business Corporation Law effective on July 1, 2004, including the provisions pertinent to appraisal rights. In accordance with the new Massachusetts Business Corporation Act, if the merger is completed on or after July 1, 2004, appraisal rights will not be available to Seacoast stockholders. Neither Sovereign nor Seacoast can guarantee when the merger will be completed and, thus, whether Seacoast stockholders will be entitled to appraisal rights. Please see the section entitled "The Merger—

Appraisal Rights" beginning on page 68 of the accompanying proxy statement/prospectus for greater detail regarding the availability of appraisal rights.

        Our board of directors has determined that the merger agreement, as amended, is advisable and in the best interests of Seacoast stockholders and unanimously recommends that stockholders vote "FOR" approval of the merger agreement, as amended, and the merger.

        Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope. This will not prevent you from voting in person at the special meeting but will assure that your vote is counted if you are unable to attend. If you do not vote in person or by proxy, the effect will be a vote against the merger agreement, as amended, and the merger. If you are a stockholder whose shares are not registered in your own name, you will need additional documentation from your record holder in order to vote personally at the special meeting.

By Order of the Board of Directors,

J. Louis LeBlanc Clerk

        New Bedford, Massachusetts
                            , 2004

Please do not send your stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

i

Allocation of Cash Available for Election	79
Allocation of Sovereign Common Stock Available for Election	79
Exchange Agent	79
Election and Exchange Procedure	80
Lost, Stolen or Destroyed Certificates	81
Transfer of Ownership	81
Closing of Seacoast Stock Transfer Books	81
Conversion of Seacoast Stock Options	81
Compass Bank for Savings Executive Savings Plan	82
Conditions to Completion of the Merger	82
Subsidiary Bank Mergers	84
Representations and Warranties	84
Business Pending the Merger	84
Other Material Covenants	86
Dividends	88
No Other Bids and Related Matters	89
Amendment; Waivers	90
Termination; Effect of Termination	91
Termination Fee and Expenses	93
Management after the Merger	94
Employee Benefits Matters	94
Dividend Reinvestment Plan	95
FINANCIAL INTERESTS OF DIRECTORS AND OFFICERS	96
Director Advisory Board	96
Equity-Based Awards	96
Employment and Change in Control Agreements	97
Executive Salary Continuation Agreements	98
Executive Savings Plan	99
Employee Stock Ownership Plan	99
ESOP Restoration Plan	99
2004 Bonuses	100
Directorship of Sovereign Bank	100
Indemnification and Insurance	100
VOTING AGREEMENTS	101
General	101
Effect of Voting Agreements	101
Terms of Voting Agreements	101
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	101
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	105
INFORMATION ABOUT SOVEREIGN	113
INFORMATION ABOUT SEACOAST	115
DESCRIPTION OF SOVEREIGN CAPITAL SECURITIES	116
Common Stock	116
Preferred Stock	117
Trust PIERS	117

ii

Shareholder Rights Plan	117
Special Charter and Pennsylvania Corporate Law Provisions	118
INDEMNIFICATION	120
COMPARISON OF SHAREHOLDERS RIGHTS	120
Authorized Capital Stock	120
Directors	121
Shareholders' Meetings	123
Shareholder Action without a Meeting	123
Shareholder Rights Plan	123
Required Shareholder Votes	124
Amendment of Bylaws	125
Mandatory Tender Offer Provision	126
Antitakeover Provisions	126
Dissenters' Rights of Appraisal	128
ADJOURNMENT OF THE SPECIAL MEETING	128
CERTAIN BENEFICIAL OWNERS OF SEACOAST COMMON STOCK	129
EXPERTS	131
LEGAL MATTERS	132
OTHER MATTERS	132
STOCKHOLDER PROPOSALS	132
WHERE YOU CAN FIND MORE INFORMATION	132
INCORPORATION BY REFERENCE	133
ANNEXES
A.	Agreement and Plan of Merger, dated as of January 26, 2004, between Sovereign Bancorp, Inc. and Seacoast Financial Services Corporation	A-1
B.	Amendment to Agreement and Plan of Merger between Sovereign Bancorp, Inc. and Seacoast Financial Services Corporation made April 12, 2004	B-1
C.	Opinion of Ryan Beck & Co., Inc.	C-1
D.	Sections 85 through 98 of the Massachusetts Business Corporation Law	D-1

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
What am I being asked to vote on?

A:
You are being asked to vote to approve a merger agreement and the merger between Sovereign Bancorp, Inc. and Seacoast Financial Services Corporation.

Q.
How does the Seacoast board of directors recommend I vote on the proposal? (See pages 33 and 48)

A:
The Seacoast board unanimously recommends that you vote "FOR" the proposal to approve the merger agreement and the merger.

Q:
What will I receive in the merger? (See page 63)

A:
If the merger agreement is approved and the merger is subsequently completed, you may elect to receive, for each share of Seacoast common stock that you own, either a specified number of shares of Sovereign common stock or a specified amount of cash, depending on the average closing sales price of Sovereign common stock as reported on the New York Stock Exchange for the 15 consecutive trading days (the average final price) ending on the day immediately prior to the date (the determination date) that is the later to occur of (1) Seacoast's stockholder meeting to vote on the proposal to approve the merger agreement and the merger or (2) the date of receipt of the last governmental approval required to complete the merger. If the average final price of Sovereign common stock ending on the determination date is:

•
equal to or greater than $23.96, then each share of Seacoast common stock will be converted into the right to receive either 1.461 shares of Sovereign common stock or an amount of cash equal to 1.461 multiplied by the average final price on the determination date;

•
greater than $21.56 but less than $23.96, then each share of Seacoast common stock will be converted into the right to will receive either a number of shares of Sovereign common stock equal to the quotient obtained by dividing $35.00 by the average final price on the determination date or $35.00 in cash; or

•
equal to or less than $21.56, then each share of Seacoast common stock will be converted into the right to receive either a number of shares of Sovereign common stock or an amount of cash each having a value on the determination date equal to the sum of (1) 1.21725 times the average final price on the determination date plus (2) $8.75 (the equalization formula).

        The equalization formula is intended to ensure that each outstanding share of Seacoast common stock, as of the determination date, will be entitled to receive the same value, regardless of whether such share is exchanged for Sovereign common stock or cash upon completion of the merger.

        You will have the opportunity to elect to receive all cash, all Sovereign common stock or a combination of cash and Sovereign common stock for your shares of Seacoast common stock, subject to allocation procedures designed to ensure that 75% of the outstanding shares of Seacoast common stock will be converted into the right to receive shares of Sovereign common stock and 25% will be converted into the right to receive cash. The value of the stock consideration and the cash consideration will have the same dollar value on the determination date. You will receive a separate mailing that will contain instructions for making your election.

Q.
How do I elect to receive cash, stock or a combination of cash and stock for my Seacoast stock? (See page 80)

A:
Instructions for making your election and for returning your Seacoast stock certificates will be sent to you by the exchange agent. Do not return your Seacoast stock certificates with your proxy card. Instead, please use the envelope that accompanies the election form provided to you by the exchange agent for your stock certificates and the election form. If you do not make a timely election, you will receive Sovereign common stock and/or cash depending on the elections made by other Seacoast stockholders.

Q.
What vote of Seacoast stockholders and what vote of Sovereign shareholders is required in connection with the merger? (See page 31)

A:
The affirmative vote of the holders of at least 75% of the outstanding shares of Seacoast common stock eligible to be cast is required to approve the merger agreement and the merger. No vote of Sovereign shareholders is required (or will be sought) in connection with the merger.

Q:
What are the tax consequences of the merger to Seacoast stockholders? (See page 71)

A:
In general, for United States federal income tax purposes, if Seacoast stockholders receive solely cash in exchange for their shares of Seacoast common stock in the merger, they will recognize gain or loss in an amount equal to the difference between the cash received and their adjusted tax basis in their Seacoast common stock. If Seacoast stockholders receive solely Sovereign common stock in exchange for their shares of Seacoast common stock, they generally will not recognize any gain or loss for United States federal income tax purposes. However, Seacoast stockholders will have to recognize gain or loss in connection with cash received in lieu of fractional shares of Sovereign common stock. If Seacoast stockholders receive a combination of cash and Sovereign common stock in the merger, they generally will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of the lesser of (i) any cash received and (ii) the amount of cash and the fair market value of the Sovereign common stock the stockholder receives less the stockholder's adjusted tax basis in the shares of Seacoast common stock surrendered in the merger. This tax treatment may not apply to all Seacoast stockholders.

Q:
When do you expect to complete the merger? (See page 77)

A:
We expect to complete the merger during the third quarter of 2004. In addition to the approval of Seacoast stockholders, we must also obtain regulatory approvals from the Office of Thrift Supervision and Massachusetts regulatory authorities. We currently expect to receive all necessary approvals prior to or during the third quarter of 2004. However, we cannot be certain when these events will take place or when the merger will occur.

Q:
When will I receive shares of Sovereign common stock or cash? (See page 80)

A:
Shortly after the merger is completed, the exchange agent will allocate cash and Sovereign common stock among Seacoast stockholders, consistent with their elections and the allocation and proration procedures in the merger agreement. Your shares of Sovereign common stock and/or cash will be sent to you after the allocation is completed.

Q:
Will I be able to trade the Sovereign common stock that I receive in the merger? (See page 71)

A:
Yes. The Sovereign common stock issued in the merger will be registered with the Securities and Exchange Commission and listed on the New York Stock Exchange under the symbol "SOV." All shares of Sovereign common stock that you receive in the merger will be freely transferable unless you are deemed to be an affiliate of Seacoast prior to the completion of the merger, an affiliate of Sovereign after the completion of the merger or your shares are subject to other contractual restrictions. Shares of Sovereign common stock received by persons deemed to be affiliates in the merger may only be sold in compliance with Rule 145 under the Securities Act of 1933, as amended, or as otherwise permitted under the Securities Act.

Q:
Why is my vote important?

A:
If you do not return your proxy card or vote in person at the special meeting, it will be more difficult for Seacoast to obtain the necessary quorum to hold the special meeting. In addition, the failure of a Seacoast stockholder to vote, by proxy or in person, will have the same effect as a vote against the merger agreement and the merger. The merger must be approved by the holders of at least 75% of the outstanding shares of Seacoast common stock eligible to be cast.

Q:
How do I vote?

A:
After you have carefully read this proxy statement/prospectus, indicate on your proxy card how you want your shares to be voted. If your shares are registered in your own name, you may vote in person at the special meeting or by returning your completed proxy card in the enclosed postage-paid envelope. If you return your signed proxy card, your shares will be voted in accordance with your instructions. If you return your signed proxy card, but do not designate how you wish to vote, your shares will be voted "FOR" each proposal.

Q:
If my shares are held in "street name" by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:
No. Your broker, bank or other nominee will not be able to vote shares held by it in "street name" on your behalf without instructions from you. You should instruct your broker, bank or other nominee to vote your shares by following the directions provided by your broker, bank or other nominee.

Q:
What if I fail to instruct my broker, bank or other nominee?

A:
If you fail to instruct your broker, bank or other nominee to vote your shares, your broker, bank or other nominee may submit an unvoted proxy. The resulting broker "non-vote" will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger agreement and the merger.

Q:
Can I attend the special meeting and vote my shares in person?

A:
Yes. All stockholders are invited to attend the special meeting. However, if you hold your shares other than in record form (for example, you hold your shares in "street name") you will need proof of ownership to be admitted. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. Only stockholders of record on                 , 2004 can vote in person at the special meeting. If your shares are held in "street name," then you are not the stockholder of record and you must ask your broker, bank or other nominee how you can vote at the special meeting.

Q:
Can I change my vote after I have mailed my signed proxy card?

A:
Yes. There are three ways for you to revoke your proxy and change your vote.

•
First, you may send a written notice to the Clerk of Seacoast stating that you would like to revoke your proxy.

•
Second, you may complete and submit a new proxy card with a later date. The latest vote actually received by Seacoast before the special meeting will be counted, and any earlier proxies will be revoked automatically.

•
Third, you may vote in person at the special meeting. Any earlier proxy will thereby be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

  If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:
How much of the combined company will Seacoast stockholders own? (See page 34)

A:
Based upon an estimated market price of $19.97 per share of Sovereign common stock and the number of shares of common stock of Sovereign and Seacoast currently outstanding, including outstanding options, Seacoast stockholders will own, upon the completion of the merger, approximately 10.7% of the Sovereign common stock outstanding.

Q:
Whom should I call with questions or to obtain additional copies of this proxy statement/prospectus?

A:
You should contact:

      Seacoast Financial Services Corporation
      One Compass Place
      New Bedford, Massachusetts 02740
      Attention: James R. Rice
      Telephone: (508) 984-6000

SUMMARY

        This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully this entire proxy statement/prospectus and the other documents to which we refer you for a more complete understanding of the merger and the related transactions. In particular, you should read the annexes attached to this proxy statement/prospectus, including the merger agreement and the amendment to the merger agreement, which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively. In addition we incorporate by reference important business and financial information about Sovereign and Seacoast into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 132 of this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

        Throughout this proxy statement/prospectus, "Seacoast," "we" and "our" refer to Seacoast Financial Services Corporation; "CompassBank" refers to Seacoast's banking subsidiary, Compass Bank for Savings; "Nantucket Bank" refers to Seacoast's other banking subsidiary, Nantucket Bank; "Sovereign" refers to Sovereign Bancorp, Inc.; and "Sovereign Bank" refers to Sovereign's banking subsidiary, Sovereign Bank. Also, we refer to the merger between Seacoast and Sovereign as the "merger" and the "Sovereign/Seacoast merger;" the merger of CompassBank and Nantucket Bank with Sovereign Bank as the "bank merger;" and the agreement and plan of merger, dated as of January 26, 2004, between Sovereign and Seacoast, as amended, as the "merger agreement" and the "Sovereign/Seacoast merger agreement."

        In addition, because of other acquisitions undertaken by each of Sovereign and Seacoast, we have defined other terms that appear frequently in this proxy statement/prospectus. Accordingly, "Abington" refers to Abington Bancorp, Inc.; "Abington Savings Bank" refers to Abington's banking subsidiary, Abington Savings Bank; "First Essex" refers to First Essex Bancorp, Inc.; "First Essex Bank" refers to First Essex's banking subsidiary, First Essex Bank; "Waypoint" refers to Waypoint Financial Corp.; and "Waypoint Bank" refers to Waypoint's banking subsidiary, Waypoint Bank. We refer to the merger between Abington and Coast Merger Sub Corporation, a wholly owned subsidiary of Seacoast, as the "Seacoast/Abington merger;" the agreement and plan of merger, dated as of October 20, 2003, by and among Seacoast, Coast Merger Sub Corporation and Abington as the "Seacoast/Abington merger agreement;" the merger between First Essex and Sovereign as the "Sovereign/First Essex merger;" the agreement and plan of merger, dated as of June 12, 2003, among Sovereign, Sovereign Merger Sub, Inc. and First Essex as the "Sovereign/First Essex merger agreement;" the pending merger between Waypoint and Sovereign as the "Sovereign/Waypoint merger;" and the agreement and plan of merger, dated as of March 8, 2004, among Sovereign and Waypoint as the "Sovereign/Waypoint merger agreement."

The Special Meeting

Special Meeting to be Held                            , 2004 (Page    )

        Seacoast will hold a special meeting of stockholders on                        ,    , 2004, at                .m., local time, at the                         ,                         ,                         ,                         .

Matters to be Considered at the Special Meeting (Page    )

        At the special meeting, Seacoast stockholders will be asked to approve the merger agreement and the merger and approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and the merger and to act on any other matters that may properly come before the special meeting.

Record Date; Voting Rights for the Special Meeting (Page    )

        If you own shares of Seacoast common stock at the close of business on                            , 2004, the record date, you are entitled to vote at the special meeting. You will have one vote at the meeting for each share of Seacoast common stock you owned on                            , 2004.

        On                            , 2004, there were                        shares of Seacoast common stock outstanding.

The Merger

The Proposal for Seacoast to Merge into Sovereign (Page    )

        Sovereign and Seacoast entered into a merger agreement on January 26, 2004 which was subsequently amended on April 12, 2004. The merger agreement provides for the merger of Seacoast with and into Sovereign, with Sovereign as the surviving corporation. A copy of the merger agreement and the amendment to the merger agreement are attached to this proxy statement/prospectus as Annex A and Annex B, respectively, and are each incorporated herein by reference.

Vote Required to Approve the Merger Agreement and the Merger (Page    )

        Approval of the merger agreement and the merger requires the affirmative vote of the holders of at least 75% of the outstanding shares of Seacoast common stock eligible to be cast. Your failure to vote, or your failure to provide instructions to your broker, bank or other nominee, will have the same effect of a vote against the merger agreement and the merger.

        Approval of the merger agreement and the merger by Sovereign's shareholders is not required.

Stock Held by Management of Seacoast (Page 129)

        The directors and executive officers of Seacoast and their affiliates together own about       % of the outstanding shares of Seacoast common stock, as of the record date, entitled to be cast at the special meeting. Directors and executive officers of Seacoast have agreed to vote their shares in favor of the merger agreement and the merger.

What You Will Receive in the Merger (Page    )

        You will receive for each share of Seacoast common stock that you own either a specified number of shares of Sovereign common stock or a specified amount of cash, depending on the average closing sales price of Sovereign common stock as reported on the New York Stock Exchange for the 15 consecutive trading days (the average final price) ending on the day immediately prior to the date (the determination date) that is the later to occur of (1) Seacoast's stockholder meeting to vote on the proposal to approve the merger agreement and the merger and (2) the date of receipt of the last governmental approval required to complete the merger.

        If the average final price of Sovereign common stock ending on the determination date is:

  •
  equal to or greater than $23.96, then each share of Seacoast common stock will be converted into the right to receive either 1.461 shares of Sovereign common stock or an amount of cash equal to 1.461 multiplied by the average final price on the determination date;

  •
  greater than $21.56 but less than $23.96, then each share of Seacoast common stock will be converted into the right to receive either a number of shares of Sovereign common stock equal to the quotient obtained by dividing $35.00 by the average final price on the determination date or $35.00 in cash; or

  •
  equal to or less than $21.56, then each share of Seacoast common stock will be converted into the right to receive either a number of shares of Sovereign common stock or an amount of cash each having a value on the determination date equal to the sum of (1) 1.21725 times the average final price on the determination date plus (2) $8.75 (the equalization formula).

        The equalization formula will be applied only if the average final price of Sovereign common stock is below $21.57 on the determination date. The equalization formula is designed to provide that, under such circumstances, each Seacoast stockholder, whether receiving cash or Sovereign common stock, will receive for each share of Seacoast common stock that he, she or it owns a blended merger consideration value equal to 75% of the value to be received under the original merger agreement (which originally had a fixed floor exchange ratio of 1.623) plus 25% of $35.00. For example, if Sovereign's average final price on the determination date is $21.00, the equalization formula would yield a result of $34.31 and each outstanding share of Seacoast common stock to be exchanged for cash and each outstanding share of Seacoast common stock to be exchanged for Sovereign common stock will be entitled, as of the determination date, to receive $34.31 in value.

        Based on a Sovereign closing sales price of $19.97 on April 27, 2004, an assumed average final price for the 15 consecutive trading days ending on April 27, 2004 of $20.19 and a corresponding exchange ratio of 1.651 shares of Sovereign common stock per share of Seacoast common stock, the table below indicates the consideration which a Seacoast stockholder would receive, based on the values on that date, for 100 shares of Seacoast common stock assuming that a stockholder elects to receive 50% cash and 50% shares of Sovereign common stock as consideration and no proration occurs.

	Consideration to be Received as of April 27, 2004 by a Seacoast Stockholder Who Makes a 50% Cash and 50% Stock Election and No Proration Occurs
	Number of Sovereign Shares to be Received	Value of Sovereign Shares to be Received(1)	Cash Consideration to be Received(2)	Total Value to be Received
For 100 Shares of Seacoast common stock	82	$1,637.54	$1,659.62	$3,297.16

(1)
Based on the closing sales price of $19.97 on April 27, 2004.

(2)
Including $11.10 of cash in lieu of a fractional share of Sovereign common stock.

You may Elect to Receive Cash, Shares of Sovereign Common Stock or a Combination of Cash and Stock (Page 63)

        Regardless of the average final price of Sovereign common stock on the determination date, you may choose to exchange some or all of your shares for cash and some or all of your shares for Sovereign common stock subject to the limitations described below. Alternatively, you may elect to make "no election" as to whether you receive cash or Sovereign common stock as payment for your Seacoast shares. You will receive an election form between 20 and 60 business days prior to the closing of the merger in order to make this election.

You should not forward your stock certificates with your proxy card. You will have until the date specified in the election form, which will be approximately two business days before the closing of the merger, to make your election and return your election form. If you do not return a properly completed election form by the election deadline, you will be deemed to have made an election to receive cash for such number of shares of Seacoast common stock that, when combined with the shares of holders who have elected to receive cash, does not exceed 25% of the outstanding shares of Seacoast common stock, and an election to receive Sovereign common stock for the remainder of your Seacoast shares. After the merger is completed and the forms have been received and processed, you will be sent the Sovereign common stock and/or cash to which you are entitled. Complete information on the election procedure can be found in the section entitled "The Merger Agreement—Election and Exchange Procedure" on page 80 of this proxy statement/prospectus.

        The anticipated time period between the time when you will be able to make your election as to the form of merger consideration that you wish to receive and the closing of the merger is approximately one to three months, depending on when election forms are first mailed. For an election to be effective, the election must be made, and the election form returned, no later than the date specified in the election form, which will be approximately two business days before the closing of the merger.

        Additionally, except under certain circumstances, the allocation procedures set forth in the merger agreement are designed to ensure that 75% of the shares of Seacoast common stock will be converted into the right to receive shares of Sovereign common stock and 25% will be converted into the right to receive cash. The number of shares of Seacoast common stock that will be converted into the right to receive stock may be increased if necessary for Sovereign's and Seacoast's respective legal counsels to render their opinions that the merger will be treated as a reorganization for United States federal income tax purposes.

        Under certain limited circumstances, the amount of cash consideration payable to all Seacoast stockholders (including those stockholders who receive Sovereign common stock in exchange for the Seacoast shares) may be increased by Sovereign. For more information, see the section entitled "The Merger—Seacoast Price Termination Right and Sovereign "Top-Up' Right" beginning on page 66 of this proxy statement/prospectus.

        Separate instructions will be provided to you regarding how to make your election. Because the United States federal income tax consequences will differ depending upon whether you receive solely Sovereign common stock, solely cash or a combination of Sovereign common stock and cash in exchange for your shares of Seacoast common stock in the merger, you should carefully read the United States federal income tax information in the section entitled "The Merger—Certain Federal Income Tax Consequences" beginning on page 71 of this proxy statement/prospectus.

        In the event that the holders of more than 25% of the outstanding shares of Seacoast common stock elect to receive cash, those persons will receive a portion of their merger consideration in the form of shares of Sovereign common stock. Similarly, if the holders of more than 75% of the outstanding shares of Seacoast common stock elect to receive shares of Sovereign common stock, those persons will receive a portion of their merger consideration in the form of cash. Thus, while your choice will be honored to the extent possible, you may not receive exactly the form of consideration that you elect and you may receive a pro rata amount of cash and Sovereign common stock even if you elect to receive all cash or all stock. For more information, see the sections entitled "The Merger Agreement—Election and Exchange Procedure" and "The Merger Agreement—Limits on Cash and Stock Consideration and Allocation Rules" on pages 80 and 78, respectively, of this proxy statement/prospectus.

Our Board of Directors Unanimously Recommends Stockholder Approval (Pages 33 and 48)

        After careful consideration, Seacoast's board of directors determined that the merger agreement is advisable and in the best interests of Seacoast's stockholders. Accordingly, the Seacoast board of directors approved the merger agreement and the merger and unanimously recommends that Seacoast stockholders vote "FOR" approval of the merger agreement and the merger.

Consideration Is Fair From A Financial Point of View According to Our Financial Advisor (Page    )

        Among other factors considered in deciding to approve the merger, the Seacoast board received an oral opinion on April 9, 2004 of its financial advisor, Ryan Beck & Co., Inc., that the consideration offered to Seacoast stockholders, as provided and described by the merger agreement, as amended, is fair from a financial point of view to Seacoast stockholders. Ryan Beck's fairness opinion has been reconfirmed in writing as of April 12, 2004 and is attached to this proxy statement/prospectus as Annex C. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Ryan Beck in providing its opinion. The opinion of Ryan Beck is directed to the Seacoast board and does not constitute a recommendation to any stockholder as to any matters relating to the merger. Seacoast has agreed to pay Ryan Beck an advisory fee in connection with the merger of approximately $10.96 million (based on the aggregate consideration value of the merger on January 26, 2004, the date of the announcement of the merger), of which approximately $1.1 million has been paid and the balance of which is contingent, and payable, upon closing of the merger. Seacoast has also paid Ryan Beck a $50,000 retainer fee, which will be credited against that portion of the advisory fee due upon closing of the merger. Seacoast has also agreed to reimburse certain of Ryan Beck's reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Ryan Beck and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Directors and Officers May Have Interests in the Merger That Differ from Your Interests (Page 96)

        When considering the recommendation of the Seacoast board of directors, you should be aware that some directors and officers of Seacoast have interests in the merger other than their interests as stockholders. These interests include:

  •
  certain executive officers of Seacoast are parties to agreements with Seacoast that will provide them with change-in-control payments and other benefits, payable at the effective time of the merger;

  •
  certain senior executive officers of Seacoast are parties to salary continuation agreements, or SERPs, with Seacoast and/or participate in Seacoast's non-qualified deferred compensation plan, each of which will entitle them to additional payments at the effective time of the merger;

  •
  executive officers and directors of Seacoast hold stock options to purchase Seacoast common stock that will be converted into options to purchase Sovereign common stock;

  •
  after the completion of the merger, Sovereign will increase the size of Sovereign Bank's board of directors to include Kevin G. Champagne, currently a director and president and chief executive officer of Seacoast, after he resigns as director, officer and employee of Seacoast; and

  •
  Sovereign Bank will establish an advisory board consisting of the former Seacoast directors. Each of the seven members of the executive committee of the Seacoast board of directors will receive a lump sum payment of $90,000, and each of the eight other members of the Seacoast board of directors will receive a lump sum payment of $45,000 in exchange for each Seacoast director's agreement to forego any additional rights or payments under the Seacoast Former Director Advisory Board Service Plan and their agreement to serve on the advisory board. Sovereign has agreed to maintain the advisory board for at least one year following the effective date of the merger.

Seacoast Stockholders May Have Appraisal Rights (Page 68)

        Depending on the date of the completion of the merger, under the current Massachusetts Business Corporation Law, holders of Seacoast common stock may have the right to dissent from the merger and, if the merger is completed and all requirements of Massachusetts law are satisfied by holders seeking to exercise appraisal rights, to receive payment equal to the fair value of their shares of Seacoast common stock, determined in the manner set forth under the Massachusetts Business

Corporation Law. The procedures that must be followed in connection with the exercise of appraisal rights are set forth in Sections 85 through 98 of Chapter 156B of the current Massachusetts Business Corporation Law, a copy of which is attached as Annex D to this proxy statement/prospectus. A Seacoast stockholder seeking to exercise appraisal rights must file written notice with Seacoast prior to the special meeting of his or her intention to exercise appraisal rights and must not vote his or her shares in favor of the merger agreement and the merger. Failure to take any required step in connection with the exercise of such rights may result in termination or waiver thereof.

        The Massachusetts legislature recently adopted a new Massachusetts Business Corporation Act which will repeal and replace the current Massachusetts Business Corporation Law effective on July 1, 2004, including the provisions pertinent to appraisal rights. Under the new Massachusetts Business Corporation Act, holders of Seacoast common stock will not have appraisal rights in connection with the merger. There are no transition provisions in the Massachusetts Business Corporation Act addressing the possible implications of the merger process (and, particularly, the special meeting and the closing of the merger) occurring partially during the period in which the current Massachusetts Business Corporation Law is in effect and partially during the period in which the new Massachusetts Business Corporation Act is in effect. Accordingly, if the merger is completed on or before June 30, 2004, we believe that appraisal rights will be available to Seacoast stockholders and those stockholders seeking to exercise appraisal rights must comply with the provisions of Sections 85 through 98 of Chapter 156B of the current Massachusetts Business Corporation Law. However, we believe that if the merger is completed on July 1, 2004 or after, appraisal rights will not be available to Seacoast stockholders.

Important Federal Income Tax Consequences of the Merger (Page 71)

        In general, for United States federal income tax purposes, if Seacoast stockholders receive solely cash in exchange for their shares of Seacoast common stock in the merger, they will recognize gain or loss in an amount equal to the difference between the cash received and their adjusted tax basis in their Seacoast common stock. If Seacoast stockholders receive solely Sovereign common stock in exchange for their shares of Seacoast common stock, they generally will not recognize any gain or loss for United States federal income tax purposes. However, Seacoast stockholders will have to recognize gain or loss in connection with cash received in lieu of fractional shares of Sovereign common stock. If Seacoast stockholders receive a combination of cash and Sovereign common stock in the merger, they generally will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of the lesser of (i) any cash received and (ii) the amount of cash and the fair market value of the Sovereign common stock received by the stockholders less the stockholders' adjusted tax basis in the shares of Seacrest common stock surrendered in the merger. This tax treatment may not apply to all Seacoast stockholders.

        Tax matters are complicated and the tax consequences of the merger to you will depend on your individual circumstances. We urge you to contact your tax advisor to understand fully the merger's tax consequences to you.

        The closing of the merger is conditioned upon the receipt by Sovereign of the opinion of Stevens & Lee, counsel to Sovereign, and the receipt by Seacoast of the opinion of Goodwin Procter LLP, counsel to Seacoast, each dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions (including factual representations contained in certificates of officers of Sovereign and Seacoast), which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the Code). The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (IRS) or the courts, and neither Sovereign nor Seacoast intends to request a ruling from the IRS, which could take a different view with respect to the United States federal income tax consequences of the merger.

Sovereign Will Use the Purchase Method of Accounting for the Merger (Page 70)

        The merger will be accounted for by Sovereign as an acquisition of Seacoast using the purchase method of accounting in accordance with generally accepted accounting principles. Under this method of accounting, the tangible and identifiable intangible assets and liabilities of Seacoast will be recorded at their fair market values and, if necessary, any excess of the merger consideration paid and liabilities assumed over those amounts will be recorded by Sovereign as goodwill. Under generally accepted accounting principles, goodwill is not amortized but is measured annually for impairment, with any resulting impairment losses included in net income.

Certain Conditions Must Be Satisfied for the Merger to Occur (Page 82)

        The following conditions must be met for us to complete the merger in addition to other customary conditions:

  •
  approval of the merger agreement and the merger by the requisite vote of Seacoast stockholders;

  •
  receipt of all required regulatory approvals for the merger and the expiration or termination of any waiting periods required by law;

  •
  the absence of legal restraints that prevent the completion of the merger;

  •
  receipt of legal opinions that the merger will constitute a reorganization for United States federal income tax purposes;

  •
  the parties' representations in the merger agreement of each of Sovereign and Seacoast must be true and correct in all material respects;

  •
  the continuing effectiveness of the registration statement filed with the Securities and Exchange Commission;

  •
  listing of the shares of Sovereign common stock to be issued in the merger on the New York Stock Exchange; and

  •
  completion of the Seacoast/Abington merger, unless the underlying Seacoast/Abington merger agreement is terminated.

We Must Obtain Regulatory Approvals to Complete the Merger (Page 74)

        We cannot complete the merger and bank mergers unless Sovereign obtains the approval of the Office of Thrift Supervision and the Massachusetts Board of Bank Incorporation (the Massachusetts Board). On March 18, 2004, Sovereign filed the required applications with the Office of Thrift Supervision and on March 22, 2004 filed the required application with the Massachusetts Board seeking approval of the bank mergers and merger, respectively. The United States Department of Justice is able to provide input into the approval process of a federal banking agency and will have no less than 15 days and up to 30 days following the Office of Thrift Supervision's approval to challenge the approval on antitrust grounds. Although we believe regulatory approvals will be received in a timely manner and currently expect to receive all such approvals no later than the third quarter of 2004, we cannot be certain when or if Sovereign will obtain them.

We Can Terminate or Amend the Merger Agreement Under Certain Circumstances (Pages 90 and 91)

        Sovereign and Seacoast can mutually agree at any time to terminate the merger agreement without completing the merger. Either company can also terminate the merger agreement in the following circumstances:

  •
  the merger is not completed on or prior to October 31, 2004, if the failure to complete the merger by that date is not due to a breach of the merger agreement by the party seeking to terminate it;

  •
  a final denial of a required regulatory approval, if the failure to obtain regulatory approval is not due to a breach of the merger agreement by the party seeking to terminate it; or

  •
  a party has materially breached any representation, warranty or covenant in the merger agreement and such breach, individually or in the aggregate, would have a material adverse effect on the breaching party, and such breaching party has not substantially cured the breach by the earlier of (1) 30 days of the date the non-breaching party gives written notice of the breach to the breaching party or (2) the effective date.

        Seacoast may terminate the merger agreement:

  •
  if Seacoast's stockholders do not approve the merger agreement and the merger at a special meeting called for such purpose; or

  •
  if (1) the average final price of Sovereign common stock on the determination date is less than $20.37 and (2) the decline in the average final price of Sovereign common stock since January 23, 2004 is at least 15 percentage points more than the change during the same period in a peer index based on the stock prices of ten other bank and thrift holding companies is at least 15 percentage points, unless Sovereign, after receiving notice of termination from Seacoast, elects to pay an incremental additional amount of cash for each outstanding share of Seacoast common stock exchanged in the merger equal to the result obtained when (a) the product of 1.21725 multiplied by the average final price on the determination date is subtracted from (b) $24.795.

        Sovereign may terminate the merger agreement:

  •
  if Seacoast materially breaches covenants relating to the solicitation, response, or initiation of a proposed acquisition transaction with a party other than Sovereign or an affiliate of Sovereign;

  •
  if the Seacoast board of directors fails to call, give notice of or hold a meeting of stockholders of Seacoast to consider the merger; or

  •
  if the Seacoast board of directors fails to recommend and support the merger to Seacoast stockholders.

        Generally, the company seeking to terminate cannot itself be in violation of the merger agreement.

        Sovereign and Seacoast can agree to amend the merger agreement, in any way, except that after the special meeting the amount and form of consideration you will receive in the merger cannot be modified. Either company can waive any of the requirements of the other company in the merger agreement, except that neither company can waive any required regulatory approval. Neither company intends to waive the conditions relating to the delivery of the tax opinions.

We Must Pay a Termination Fee if the Merger Agreement is Terminated Under Certain Circumstances (Page 93)

        Seacoast has agreed to pay a termination fee in the amount of $43,638,000 to Sovereign if:

  •
  Sovereign terminates the merger agreement because Seacoast has violated certain covenants relating to the initiation or solicitation of an acquisition transaction with a party other than Sovereign or an affiliate of Sovereign or the Seacoast board of directors has failed to publicly recommend and support the merger to Seacoast stockholders;

  •
  Seacoast terminates the merger agreement because its stockholders have failed to approve the merger agreement in circumstances where the board of directors has failed to publicly recommend the merger agreement or has withdrawn or modified such recommendation to Seacoast stockholders in a manner adverse to Sovereign; or

  •
  Seacoast terminates the merger agreement because its stockholders have failed to approve the merger agreement, in circumstances where both (1) within 12 months from the date of such termination, Seacoast shall have agreed to engage in, or there has otherwise occurred, an acquisition transaction with a party other than Sovereign and (2) at the time of termination of the merger agreement (or the event giving rise to such termination), there has been a public announcement that a party other than Sovereign has made, or disclosed an intention to make, a bona fide offer to engage in an acquisition transaction with Seacoast or has filed an application (or given a notice) under the Bank Holding Company Act of 1956, as amended, or the Change in Bank Control Act of 1978, as amended, for approval to engage in an acquisition transaction with Seacoast.

Seacoast is Prohibited from Soliciting Other Offers (Page 89)

        Seacoast has agreed that, while the merger is pending, it will not initiate or, subject to some limited exceptions, engage in discussions with any third party other than Sovereign regarding extraordinary transactions such as a merger, business combination or sale of a material amount of assets or capital stock.

Our Directors and Executive Officers Have Signed Voting Agreements (Page 101)

        As a condition to Sovereign entering into the merger agreement, each of the directors and executive officers of Seacoast entered into an agreement with Sovereign pursuant to which each director and executive officer agreed to vote all of his or her shares of Seacoast common stock in favor of the merger agreement. Seacoast directors and executive officers agreed to enter into the agreements to increase the likelihood that we would complete the merger.

        A form of voting agreement, called an affiliate letter, is Exhibit 1 to the merger agreement, which is attached to this proxy statement/prospectus as Annex A.

Sovereign Will Continue As the Surviving Corporation (Page 77)

        Sovereign will continue as the surviving corporation after the merger is completed. The board of directors and executive officers of Sovereign will not change as a result of the merger. The merger agreement provides for board representation for Seacoast. It is currently expected that Sovereign will increase the size of Sovereign Bank's board of directors to include Kevin G. Champagne, currently a director and president and chief executive officer of Seacoast. Mr. Champagne expects to resign as a director, officer and employee of Seacoast as of the effective date of the merger. The executive officers of Sovereign Bank will not change as a result of the merger.

The Shares of Sovereign Common Stock to be Issued in the Merger will be Listed on the New York Stock Exchange (Page 71)

        Pursuant to the merger agreement, the shares of Sovereign common stock issued in connection with the merger will be listed on the New York Stock Exchange.

Your Rights As a Stockholder Will Change After the Completion of the Merger (Page 120)

        Upon completion of the merger, if you receive Sovereign common stock in consideration for some or all of your shares of Seacoast common stock, you will become a shareholder of Sovereign. Sovereign's articles of incorporation and bylaws and Pennsylvania law determine the rights of Sovereign's shareholders. The rights of shareholders of Sovereign differ in certain respects from the rights of stockholders of Seacoast.

The Companies
Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102
(215) 557-4630
www.sovereignbank.com

        Sovereign, a Pennsylvania business corporation, is the holding company for Sovereign Bank, a federal savings bank. At April 26, 2004, Sovereign and its subsidiaries had total consolidated assets of $48.1 billion and deposits of $27.5 billion. The primary operating entity of Sovereign is Sovereign Bank. Sovereign Bank's primary business consists of attracting deposits from its network of approximately 535 community banking offices, and originating small business and middle market commercial and asset-based loans, consumer and residential mortgage loans and home equity lines of credit in the communities served by those offices. Those offices are located largely in eastern Pennsylvania, New Jersey and New England.

        On February 6, 2004, First Essex, a bank holding company with assets of approximately $1.7 billion and deposits of approximately $1.3 billion, merged with and into a wholly-owned subsidiary of Sovereign in a transaction valued as of the date of the Sovereign/First Essex merger at approximately $520 million. First Essex stockholders received either $48.00 in cash or 2.9250 shares of Sovereign common stock for each share of First Essex common stock that they owned. In accordance with allocation procedures set forth in the Sovereign/First Essex merger agreement, 50% of the outstanding shares of First Essex common stock were exchanged for cash and 50% were exchanged for Sovereign common stock. A total of approximately 12.7 million shares of Sovereign common stock were issued in the Sovereign/First Essex merger. Upon completion of the Sovereign/First Essex merger, 11 full service banking offices in northern Massachusetts and nine full service banking offices in southern New Hampshire were added to Sovereign Bank's franchise.

        On March 9, 2004, Sovereign announced that it had entered into the Sovereign/Waypoint merger agreement, pursuant to which Waypoint will merge with and into Sovereign. The value of the Sovereign/Waypoint merger on March 9, 2004 was approximately $980 million. Under the terms of the Sovereign/Waypoint merger agreement, Waypoint shareholders may elect to receive $28.00 in cash or 1.262 shares of Sovereign common stock in exchange for each of their shares of Waypoint common stock, subject to election and allocation procedures which are intended to ensure that, in the aggregate, 70% of the Waypoint shares of common stock will be exchanged for Sovereign common stock and 30% will be exchanged for cash.

        Waypoint is a bank holding company headquartered in Harrisburg, Pennsylvania with assets of approximately $5.3 billion and deposits of approximately $2.7 billion as of the date of the announcement of the Sovereign/Waypoint merger agreement. Waypoint operates 65 community banking offices in ten counties in south central Pennsylvania and northern Maryland. Sovereign expects to complete the Sovereign/Waypoint merger in the fourth quarter of 2004 or the first quarter of 2005. Completion of the Sovereign/Waypoint merger is subject to a number of customary conditions, including, but not limited to, the approval of the Sovereign/Waypoint merger agreement by Waypoint shareholders and the receipt of required regulatory approvals of the Sovereign/Waypoint merger. The Sovereign/Waypoint agreement was filed on March 11, 2004 with the Securities and Exchange Commission as an exhibit to Sovereign's Current Report on Form 8-K and is available on the Securities and Exchange Commission's website (http://www.sec.gov).

        For an illustration of the pro forma effect of the Sovereign/First Essex merger, Sovereign/Waypoint merger and the Sovereign/Seacoast merger (including the Seacoast/Abington merger), see the section entitled "Unaudited Pro Forma Condensed Combined Financial Statements" on page 101 of this proxy statement/prospectus.

        For more information on the businesses of Sovereign, Sovereign Bank, First Essex and First Essex Bank and the business of Waypoint and Waypoint Bank, please refer to Sovereign's and Waypoint's respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2003. Please refer to the section of this proxy statement/prospectus entitled "Where You Can Find More Information" on page 132 in order to find out where you can obtain copies of Sovereign's Annual Report as well as other documents Sovereign files with the Securities and Exchange Commission.

Seacoast Financial Services Corporation
One Compass Place
New Bedford, Massachusetts 02740
(508) 984-6000
www.seacoastfinancial.com

        Seacoast is a Massachusetts corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended. At March 31, 2004, Seacoast had consolidated assets of $4.5 billion, deposits of $2.9 billion and consolidated stockholders' equity of $397 million. Seacoast conducts business from its executive offices in New Bedford, Massachusetts. Seacoast's principal assets are all of the capital stock of CompassBank and Nantucket Bank, both of which are Massachusetts-chartered savings banks.

        CompassBank's and Nantucket Bank's principal business is gathering deposits from customers within their market areas and investing those funds in residential and commercial real estate loans, indirect automobile loans (CompassBank only), commercial loans, construction loans, home equity loans and other consumer loans and investment securities.

        On October 20, 2003, Seacoast entered into a merger agreement pursuant to which Abington, a bank holding company, will merge with and into a wholly owned subsidiary of Seacoast. Abington stockholders will receive either $34.00 in cash or 1.4468 shares of Seacoast common stock for each share of Abington common stock that they own. In accordance with allocation procedures set forth in the Seacoast/Abington merger agreement, 25% of the outstanding shares of Abington common stock will be exchanged for cash and 75% will be exchanged for Seacoast common stock.

        For an illustration of the pro forma effect of the Sovereign/First Essex merger, the Sovereign/Waypoint merger and the Sovereign/Seacoast merger (including the Seacoast/Abington merger), see the section entitled "Unaudited Pro Forma Condensed Combined Financial Statements" on page 101 of this proxy statement/prospectus.

        For more information on the business of Seacoast, CompassBank and Nantucket Bank, and Abington and Abington Savings Bank, please refer to Seacoast's and Abington's respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2003. Please refer to the section of this proxy statement/prospectus entitled "Where You Can Find More Information" on page 132 in order to find out where you can obtain copies of Seacoast's Annual Report as well as other documents Seacoast files with the Securities and Exchange Commission.

Market Prices And Dividends Declared

        Seacoast common stock is listed and trades on The NASDAQ National Market under the symbol "SCFS." Sovereign common stock is listed and trades on the New York Stock Exchange under the symbol "SOV." As of the record date for the Seacoast special meeting, there were                        shares of Seacoast common stock outstanding, which were held by approximately             holders of record. Such numbers of stockholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

        This table shows for the indicated periods the high and low sale prices per share for Seacoast common stock as reported on The NASDAQ National Market and Sovereign common stock as reported on the New York Stock Exchange and dividends declared per share of Seacoast and Sovereign common stock.

	Seacoast Common Stock			Sovereign Common Stock
	Price			Price
	High	Low	Dividend	High	Low	Dividend
2002
First Quarter	$20.36	$16.72	$0.10	$14.38	$11.83	$0.025
Second Quarter	25.76	18.80	0.10	15.54	13.76	0.025
Third Quarter	25.30	16.88	0.11	15.62	11.85	0.025
Fourth Quarter	22.70	18.59	0.11	14.98	11.20	0.025
2003
First Quarter	$21.26	$17.32	$0.12	$14.56	$12.60	$0.025
Second Quarter	21.30	18.20	0.12	16.80	13.72	0.025
Third Quarter	22.25	19.04	0.13	19.75	15.38	0.025
Fourth Quarter	28.91	20.76	0.13	25.20	18.30	0.025
2004
First Quarter	$35.38	$27.50	$0.14	$24.75	$20.35	$0.025
Second Quarter (through April 27, 2004)	34.18	31.75	—	21.87	19.31	0.03

        On March 24, 2004, Sovereign's board of directors declared a cash dividend increase of 20% on its common stock. The increase will result in a quarterly cash dividend of $0.03 per share and an annual cash dividend of $0.12 per share.

        On January 23, 2004, the last full trading day before the public announcement of the execution of the merger agreement, on April 8, 2004, the last full trading day before the public announcement of the execution of the amendment to the merger agreement, and on                            , 2004, the latest practicable trading day before the printing of this proxy statement/prospectus, the high, low and closing sales prices for Seacoast common stock and Sovereign common stock were as follows:

	January 23, 2004			April 8, 2004			, 2004
	High	Low	Closing	High	Low	Closing	High	Low	Closing
Seacoast common stock	$30.74	$29.75	$30.62	$33.32	$32.85	$32.85
Sovereign common stock	24.35	23.92	24.15	21.20	20.85	21.05

        The market prices of Seacoast common stock and Sovereign common stock are subject to fluctuation. As a result, you are urged to obtain current market quotations for Seacoast and Sovereign shares.

Market Value Of Securities

        The following table sets forth the market value per share of Sovereign common stock, the market value per share of Seacoast common stock and the equivalent market value per share of Seacoast common stock on January 23, 2004 (the last business day preceding public announcement of the merger agreement), April 8, 2004 (the last trading day preceding public announcement of the amendment to the merger agreement) and                            , 2004 (the latest practicable trading day before the printing of this proxy statement/prospectus). The equivalent market value per share of Seacoast common stock indicated in the table is based upon the exchange ratio applicable on the specified date (1.461 on January 23, 2004, 1.633 on April 8, 2004 and              on               , 2004) multiplied by the closing sales price of Sovereign common stock on the specified date. The exchange ratios are subject to adjustment based on Sovereign's average final price on the determination date. For more information, see the section entitled "The Merger—What Seacoast Stockholders Will Receive" on page 63 of this proxy statement/prospectus.

        The historical market values per share of Sovereign common stock and Seacoast common stock and the historical market value of Sovereign common stock used to determine the equivalent market value per share of Seacoast common stock are the per share closing sales prices on January 23, 2004, April 8, 2004 and                , 2004, respectively, as reported on The NASDAQ National Market with respect to Seacoast common stock and on the New York Stock Exchange with respect to Sovereign common stock.

	Sovereign Historical	Seacoast Historical	Equivalent Market Value Per Share of Seacoast
January 23, 2004	$24.18	$30.74	$35.33
April 8, 2004	$21.05	$32.85	$34.37
2004

Comparative Historical and Pro Forma Per Share Data

        The following table shows information, for the periods indicated, about Sovereign's and Seacoast's historical net income per share, dividends per share and book value per share. The table also contains pro forma information that reflects the merger of Sovereign and Seacoast using the purchase method of accounting. The combined company pro forma equivalent data also assumes that (1) that the Seacoast/Abington merger was completed at or prior to December 31, 2003 and 75% of the outstanding shares of Abington common stock were exchanged for Seacoast common stock and the remaining 25% of such shares were exchanged for cash, (2) Sovereign completed its acquisition of First Essex at or prior to December 31, 2003 and 50% of the outstanding shares of First Essex common stock were exchanged for Sovereign common stock and 50% of such shares were exchanged for cash and (3) the Sovereign/Waypoint merger was completed at or prior to December 31, 2003 and 70% of the outstanding shares of Waypoint common stock were exchanged for Sovereign common stock and 30% of such shares were exchanged for cash. For more information about Seacoast's acquisition of Abington, Sovereign's acquisition of First Essex and Sovereign's pending acquisition of Waypoint, see the section of this proxy statement/prospectus entitled "Summary—The Companies" on page 13. The pro forma combined company and Seacoast equivalent data assumes that (1) 75% of Seacoast shares outstanding are converted into shares of Sovereign common stock at an exchange ratio of 1.658 (the exchange ratio based on the $19.85 closing sales price of Sovereign common stock on April 23, 2004 determined by application of the equalization formula) and (2) 25% of Seacoast shares outstanding are exchanged for $32.91 per share, also determined by application of the equalization formula. The Seacoast pro forma equivalent was obtained by multiplying the combined company pro forma information by such exchange ratio for each share of Seacoast common stock.

        You should read the information in the following table in conjunction with the historical financial information and related notes contained in the annual, quarterly and other reports we have filed with the Securities and Exchange Commission. Each of Sovereign and Seacoast has incorporated its prior filings into this proxy statement/prospectus by reference. For information on how to obtain the reports we have filed, please refer to the section entitled "Where You Can Find More Information" on page 132 of this proxy statement/prospectus. You should not rely on the pro forma information as being indicative of the results that Sovereign will achieve in the merger.

At December 31, 2003
Book value per share:
Seacoast historical	$15.14
Sovereign historical	11.12
Combined Company at an exchange ratio of 1.658(1)	13.18
Seacoast pro forma equivalent at an exchange ratio of 1.658(1)	21.85
Tangible book value per share:
Seacoast historical	$10.48
Sovereign historical	7.02
Combined Company at an exchange ratio of 1.658(1)	5.34
Seacoast pro forma equivalent at an exchange ratio of 1.658(1)	8.85
Year Ended December 31, 2003
Cash dividends declared per share:
Seacoast historical	$0.50
Sovereign historical	0.10
Combined Company	0.10
Seacoast pro forma equivalent at an exchange ratio of 1.658(1)	0.16
Basic net income per share:
Seacoast historical	$1.24
Sovereign historical	1.45
Combined Company at an exchange ratio of 1.658(2)	1.34
Seacoast pro forma equivalent at an exchange ratio of 1.658(1)	2.22
Diluted net income per share:
Seacoast historical	$1.21
Sovereign historical	1.38
Combined Company at an exchange ratio of 1.658(2)	1.28
Seacoast pro forma equivalent at an exchange ratio of 1.658(1)	2.11

(1)
The exchange ratio of 1.658 was determined by the application of an equalization formula divided by the closing sales price of Sovereign common stock on April 23, 2004 assuming that Sovereign's $19.85 closing sales price on April 23, 2004 is equal to the average final price on the determination date. The equalization formula is equal to the sum of (1) 1.21725 times the average final price on the determination date plus (2) $8.75.

(2)
Includes historical financial position and results of operations of Sovereign, adjusted to give effect to the Sovereign/First Essex merger, as well as the Sovereign/Seacoast merger and the Sovereign/Waypoint merger. For additional information please see the section entitled "Unaudited Pro Forma Condensed Combined Financial Statements" on page 101 of this proxy statement/prospectus.

Selected Financial Data

        Sovereign derived the following historical information from its consolidated financial statements for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, audited by Ernst & Young LLP. When you read the following summary of historical data, it is important that you read it along with the historical consolidated financial statements and related notes in Sovereign's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus and other Sovereign documents to which we refer. For details about obtaining these documents see the section entitled "Where You Can Find More Information" on page 132 of this proxy statement/prospectus.

        Seacoast derived the following historical information from its consolidated financial statements as of December 31, 2003 and 2002 and for each of the years then ended, audited by KPMG LLP, and December 31, 2001, 2000 and 1999 and for each of the years then ended, audited by Arthur Andersen LLP. When you read the following summary of historical data, it is important that you read it along with the historical consolidated financial statements and related notes in Seacoast's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus and other Seacoast documents to which we refer. For details about obtaining these documents see the section entitled "Where You Can Find More Information" on page 132 of this proxy statement/prospectus.

SOVEREIGN SELECTED FINANCIAL DATA

	At or for the year ended December 31, (Dollars in thousands, except per share data)
	2003	2002	2001		2000		1999
Balance Sheet Data
Total assets	$43,505,329	$39,590,302	$35,525,268		$33,475,314		$26,607,112
Loans, net of allowance	25,820,765	22,894,684	20,185,347		21,673,406		14,155,479
Investment securities	12,618,971	11,366,077	10,465,116		7,293,852		10,392,263
Deposits and other customer accounts	27,344,008	26,851,089	23,348,004		24,516,434		12,012,675
Borrowings and other debt obligations	12,197,603	8,829,289	8,939,770		6,240,308		12,370,109
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding junior subordinated debentures of Sovereign and minority interest-preferred securities of subsidiaries(1)	202,136	596,957	604,528		458,215		316,346
Stockholders' equity	$3,260,406	$2,764,318	$2,202,481		$1,948,884		$1,821,495
Summary Statement of Operations
Total interest income	$1,929,751	$2,059,540	$2,222,475		$2,269,735		$1,607,329
Total interest expense(1)	724,123	899,924	1,168,193		1,414,924		992,673

Net interest income	1,205,628	1,159,616	1,054,282		854,811		614,656
Provision for loan losses	161,957	146,500	97,100		56,500		30,000

Net interest income after provision for loan losses	1,043,671	1,013,116	957,182		798,311		584,656
Total non-interest income	522,223	432,526	414,403		103,340		129,155
General and administrative expenses	864,509	820,107	777,285		726,090		391,837
Other expenses(1)	146,486	158,980	454,430	(11)	265,793	(11)	53,360

Income/(loss) before income taxes	554,899	466,555	139,870		(90,232)		268,614
Income tax provision (benefit)	153,048	124,570	23,049	(11)	(59,990	)(11)	89,315

Net Income/(loss)(2)(3)	$401,851	$341,985	$116,821		$(30,242)		$179,299

Share Data(4)
Common shares outstanding at end of period (in thousands)	293,111	261,624	247,470		226,501		225,408
Basic earnings/(loss) per share(2)(3)	$1.45	$1.32	$.48		$(.13)		$1.02
Diluted earnings/(loss) per share(2)(3)	$1.38	$1.23	$.45		$(.13)		$1.01
Common share price at end of period	$23.75	$14.05	$12.24		$8.13		$7.45
Dividends declared per common share	$.10	$.10	$.10		$.10		$.10
Selected Financial Ratios
Book value per common share(5)	$11.12	$10.57	$8.90		$8.60		$8.08
Dividend payout ratio(6)	6.99%	7.62%	21.10%		—	(10)	9.54%
Return on average assets(7)	.97%	.91%	.34%		—	(10)	.75%
Return on average equity(8)	13.41%	13.50%	5.51%		—	(10)	13.20%
Average equity to average assets(9)	7.24%	6.71%	6.15%		5.83%		5.67%

(1)
Effective July 1, 2003, management elected to change its accounting policy to treat its Trust Preferred Security obligations as liabilities and the associated dividends on the trust preferred securities as interest expense. Previously, this cost was included in Other Expenses since the obligations were classified on the consolidated balance sheet as Company—Obligated Mandatorily Redeemable Preferred Securities. Periods prior to July 1, 2003 have not been reclassified to conform to the new presentation (see Note 12 to the Consolidated Financial Statements in Sovereign's 2003 annual report filed on Form 10-K for further discussion).

(2)
Net income includes after-tax merger-related, integration and other charges of $19 million ($0.07 per diluted share) in 2003, $14 million ($0.05 per diluted share) in 2002, $170 million ($0.66 per diluted share) in 2001, $270 million ($1.20 per diluted share) in 2000 and $23 million ($0.13 per diluted share) in 1999.

(3)
Effective January 1, 2002, Sovereign adopted the provisions of Statements of Financial Accounting Standards (SFAS) Nos. 123, "Accounting for Stock Based Compensation," and 142, "Goodwill and Other Intangible Assets." See Notes to the Consolidated Financial Statements in Sovereign's 2003 annual report filed on Form

  10-K for further discussion regarding the impact to 2002 reported results of the change in accounting related to these pronouncements.

(4)
All per share data have been adjusted to reflect all stock dividends and stock splits.

(5)
Book value per share is calculated using stockholders' equity divided by common shares outstanding at end of period.

(6)
Dividend payout ratio is calculated by dividing total dividends declared by net income for the period.

(7)
Return on average assets is calculated by dividing net income by the average balance of total assets for the year.

(8)
Return on average equity is calculated by dividing net income by the average balance of stockholders' equity for the year.

(9)
Average equity to average assets is calculated by dividing the average balance of stockholders' equity for the year by the average balance of total assets for the year.

(10)
These ratios are not applicable due to the net loss recognized for the year ended December 31, 2000.

(11)
In 2001, Sovereign recorded a loss of $6.5 million, net of a tax benefit of $3.5 million, associated with a debt restructuring. In 2000, Sovereign recorded a gain of $10.8 million, net of a tax provision of $5.2 million, also in connection with a debt restructuring. In prior year financial statements, these transactions had been treated as Extraordinary Items. Pursuant to the requirements of SFAS No. 145, Sovereign reclassified the effect of these debt restructurings to Other Expense with the associated tax effect included in the Income Tax Expense (Benefit) line.

SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
SELECTED FINANCIAL DATA

	At December 31,
	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share data)
Selected Financial Condition Data:
Total assets	$4,385,136	$3,705,460	$3,347,467	$2,890,765	$2,122,785
Loans(1)	3,591,405	2,991,171	2,574,334	2,363,332	1,747,206
Allowance for loan losses	43,321	34,354	29,513	25,081	16,828
Debt securities:
Available for sale	342,782	414,426	388,552	236,469	235,620
Held to maturity	18,067	18,721	20,551	29,728	12,408
Restricted equity securities	55,623	44,243	40,837	28,974	14,936
Marketable equity securities	15,792	12,365	17,236	12,386	9,963
Goodwill	113,138	33,903	33,903	37,467	—
Deposits	2,917,361	2,403,875	2,192,357	1,989,630	1,515,622
Total borrowed funds	1,049,328	955,982	823,341	590,266	314,622
Stockholders' equity	390,857	319,488	305,724	288,188	274,021
Non-performing loans	14,680	14,073	13,408	6,107	5,734
Non-performing assets	14,946	15,423	14,483	6,193	6,286
	Years Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share data)
Selected Operating Data:
Interest and dividend income	$225,886	$217,084	$216,389	$166,439	$137,952
Interest expense	92,155	98,265	113,491	86,336	63,510

Net interest income	133,731	118,819	102,898	80,103	74,442
Provision for loan losses	7,871	7,247	6,175	4,775	2,000

Net interest income after provision for loan losses	125,860	111,572	96,723	75,328	72,442
Gains (losses) on sale of securities, net	2,155	(277)	99	4	164
Gains on sales of loans, net	370	263	1,352	30	56
Gains (losses) on pension plan curtailment/settlement	—	(446)	1,504	—	1,472
Other noninterest income	16,365	14,175	13,388	9,953	8,302
Noninterest expense	85,757	69,046	65,376	49,071	44,516

Income before income taxes	58,993	56,241	47,690	36,244	37,920
Provision for income taxes	29,450	19,633	16,723	12,315	13,394

Net income	$29,543	$36,608	$30,967	$23,929	$24,526

Earning per share—basic	$1.24	$1.60	$1.32	$1.01	$0.97
Earnings per share—diluted	$1.21	$1.57	$1.31	$1.01	$0.97
Cash dividends per share	$0.50	$0.42	$0.34	$0.26	$0.10

	At or For the Year Ended December 31,
	2003	2002	2001	1999	1998
	(Dollars in thousands, except per share data)
Selected financial ratios and other data(2):
Performance ratios:
Return on average assets	0.71%	1.02%	0.98%	1.03%	1.23%
Return on average stockholders' equity	8.18	11.48	10.38	8.54	8.97
Average equity to average total assets	8.64	8.91	9.45	12.07	13.77
Net interest rate spread(3)	3.19	3.17	3.00	2.98	3.26
Net interest margin(4)	3.43	3.52	3.47	3.63	3.93
Total noninterest expense to average assets	2.05	1.93	2.07	2.11	2.24
Book value per share	15.14	13.67	12.57	11.55	10.60
Tangible book value per share	10.48	12.15	11.08	9.99	10.52
Dividend payout ratio	40.28	26.55	26.12	26.41	10.33
Regulatory capital ratios(2):
Tier 1 leverage capital	7.85	8.93	8.04	10.15	13.11
Tier 1 risk-based-capital	11.13	13.05	12.04	12.78	18.98
Total risk-based capital	12.45	14.33	13.34	14.04	20.17
Asset quality ratios(2):
Non-performing loans as a percent of loans	0.41	0.47	0.52	0.26	0.33
Non-performing assets as a percent of total assets	0.34	0.42	0.43	0.21	0.30
Allowance for loan losses as a percent of loans(1)	1.21	1.15	1.15	1.06	0.96
Allowance for loan losses as a percent of total non-performing loans	295.10	244.11	220.11	410.69	293.48

(1)
Loans are comprised of gross loan balances, less unearned discounts and net unadvanced funds on loans plus net deferred loan origination costs and fees.

(2)
Asset quality ratios and regulatory capital ratios are end-of-period ratios. With the exception of end-of-period ratios, all ratios are based on average daily balances during the periods indicated.

(3)
The net interest rate spread represents the difference between the fully taxable weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(4)
The net interest margin represents net interest income (fully taxable equivalent) as a percentage of average interest-earning assets.

Summary Selected Unaudited Pro Forma
Condensed Combined Financial Information

        The following selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes included in this proxy statement/prospectus on page 101. This information is based on the historical consolidated balance sheets and related historical consolidated statements of operations of Sovereign, Seacoast, Abington, First Essex and Waypoint using the purchase method of accounting for business combinations. This information is for illustrative purposes only. The companies might have performed differently had they been combined as of the dates for which information is presented. You should not rely on the summary selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results of Sovereign. For purposes of the following table, we have assumed that 75% of the outstanding shares of Seacoast common stock are converted into shares of Sovereign common stock at an exchange ratio of 1.658, based on the closing price of Sovereign common stock on April 23, 2004 and 25% of the outstanding shares of Seacoast common stock are exchanged for $32.91 in cash. The value of the cash and stock consideration and the related exchange ratio was based on the closing sales price of Sovereign common stock on April 23, 2004 of $19.85 and the resulting exchange ratio of 1.658.

        You should read the information in the following table in conjunction with the historical financial information and related notes contained in the annual reports of Sovereign, Seacoast, Abington and Waypoint filed with the Securities and Exchange Commission. Each of Sovereign and Seacoast has incorporated its prior filings into this proxy statement/prospectus by reference. For information on how to obtain the reports filed with the Securities and Exchange Commission, please refer to the section entitled "Where You Can Find More Information" on page 132 of this proxy statement/prospectus. You should not rely on the pro forma information as being indicative of the results that Sovereign will achieve in the merger.

At December 31, 2003
(dollars in thousands, except per share data)

Pro forma combined income statement data:
Interest and dividend income	$2,460,720
Interest expense	929,274
Net interest income	1,531,446
Provision for loan losses	186,548
Non-interest income	612,875
Non-interest expense	1,279,581
Income before income taxes	678,192
Net income	476,620
Pro forma earnings per share:
Basic	$1.34
Diluted	1.28
Pro forma combined balance sheet data:
Total assets	$57,682,182
Investment securities	16,388,534
Loans, net	33,469,822
Deposits and other customer related accounts	34,948,387
Borrowings and other debt obligations	16,743,335
Total stockholders' equity	4,906,749

RISK FACTORS RELATING TO THE MERGER

        Upon completion of the merger, you will receive shares of Sovereign common stock and/or cash in exchange for your shares of Seacoast common stock. Before deciding whether or not to approve the merger and which type of consideration to elect, you should consider the following risks and uncertainties that are applicable to the merger, Sovereign and Seacoast. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote in favor of approval of the merger agreement and the merger. You also should keep the following risk factors in mind when you read forward-looking statements in this proxy statement/prospectus. Please refer to the section entitled "Cautionary Statements Regarding Forward-Looking Statements" beginning on page 29 of this proxy statement/prospectus.

You may not receive the form of consideration that you elect in exchange for your shares of Seacoast common stock

        The merger agreement requires that, except under certain circumstances, 25% of the outstanding shares of Seacoast common stock will be exchanged for cash and 75% will be exchanged for Sovereign common stock. In the event that holders of more than 25% of the outstanding shares of Seacoast common stock elect to receive cash, a pro-rata portion of the shares for which each such holder elected to receive cash will instead be exchanged for stock. Similarly, if the holders of more than 75% of the outstanding shares of Seacoast common stock elect to receive shares of Sovereign common stock, a pro-rata portion of the shares for which each such holder elected to receive Sovereign common stock will instead be exchanged for cash. Thus, you may not receive exactly the form of consideration that you request and you may receive a combination of cash and shares of Sovereign common stock even if you request all cash or all stock. Therefore, you may not receive exactly the form of consideration that you elect. A detailed discussion of the consideration provisions of the merger agreement is set forth in the section entitled "The Merger Agreement—Limits on Cash and Stock Consideration and Allocation Rules" beginning on page 78 of this proxy statement/prospectus. We recommend that you carefully read it and the merger agreement and the amendment to the merger agreement attached hereto as Annex A and Annex B, respectively.

The value of the consideration you receive will vary with fluctuations in Sovereign's stock price

        You will not know the exchange ratio or the value of the merger consideration until the determination date. On the determination date, the exchange ratio and the cash component of the merger consideration will be fixed and have the same value. If and to the extent you make a cash election and you receive cash, the value of the cash consideration you receive will have the same value as it did on the determination date. However, if you receive Sovereign common stock as consideration, the value of the stock consideration will fluctuate with the market price of Sovereign common stock and may be higher or lower than the value of the stock consideration on the determination date.

        If the market price of Sovereign common stock decreases between the determination date and the time which Seacoast stockholders actually receive certificates evidencing shares of Sovereign common stock, the value of the Sovereign common stock which Seacoast stockholders will receive in the merger will be less than the value at the time the exchange ratio was established. The market price of Sovereign common stock will fluctuate between now and the completion of the merger depending on any number of factors, including general market and economic considerations, changes in the business, operations or prospects of Sovereign and regulatory considerations. At the time you make your election, you will not know the exact value of the consideration you will receive or the exchange ratio used to determine the consideration to be received when the merger is completed.

        As discussed in more detail in the section entitled "The Merger—What Seacoast Stockholders Will Receive" beginning on page 63 of this proxy statement/prospectus, the exchange ratio (and thus the merger consideration) in the merger will vary with fluctuations in Sovereign's stock price. In general, the exchange ratio is designed to provide Seacoast stockholders with a fixed number of shares of Sovereign common stock if the relevant average final price on the determination date is at least $23.96 (1.461), or, an amount of cash equal to the value of such Sovereign shares as of the determination date. Between $23.96 and $21.56, the exchange ratio is designed to provide $35.00 of value for each share of Seacoast common stock (which is intended to provide price protection to Seacoast stockholders for the first 10% of decline in the Sovereign stock price). A decrease in Sovereign's stock price greater than 10% (i.e., $21.56 or below) will result in reduced merger consideration values since the exchange ratio from that point on is determined by adding 1.21725 to the quotient obtained by dividing $8.75 by the average final price on the determination date (which is intended to provide Seacoast stockholders with a blended value equal to 75% of the value to be received under the original merger agreement (which originally had a fixed floor exchange ratio of 1.623) plus 25% of $35.00), subject to certain termination and "top-up" rights on the part of Seacoast and Sovereign, respectively.

        In addition, there will be a period between the completion of the merger and the time at which former Seacoast stockholders receiving stock consideration actually receive certificates evidencing Sovereign common stock. Accordingly, the value of the Sovereign common stock you actually receive may be more or less than (1) the average final price, (2) the value of Sovereign common stock at the determination date, or (3) the value of Sovereign common stock at the effective time of the merger resulting from the exchange ratio. Until stock certificates are received, Seacoast stockholders will not be able to sell their Sovereign shares in the open market and, thus, will not be able to avoid losses resulting from any decline in the trading price of the Sovereign common stock during this period.

Seacoast has the option to terminate the merger agreement if Sovereign's stock price declines in certain circumstances.

        Seacoast has the option, but is not required, to terminate the merger agreement if the average closing sales prices of Sovereign common stock for the 15 consecutive trading days as of the determination date is less than $20.37 and the decline in value of Sovereign common stock since January 23, 2004 is at least 15 percentage points more than the change during the same period in a peer index based on the stock prices of ten other bank and thrift holding companies. Seacoast's right to terminate the merger agreement is subject to Sovereign's right to void the termination by paying an incremental additional amount of cash for each share of Seacoast common stock. Seacoast cannot predict whether or not the Seacoast board of directors would exercise its right to terminate the merger agreement nor can Sovereign predict whether or not it would exercise its right to pay additional consideration if the above conditions are met.

        The merger agreement does not provide for a resolicitation of Seacoast stockholders in the event that the above conditions are met and the Seacoast board of directors nevertheless chooses, in the exercise of its fiduciary duties, to complete the merger. Seacoast's board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement if the above conditions are satisfied.

        In considering whether to exercise its right to terminate the merger agreement, Seacoast's board of directors, consistent with its fiduciary duties, would take into account all relevant facts and circumstances that exist at such time and would consult with its financial advisors and legal counsel. For more information see the section entitled "The Merger—Seacoast Price Termination Right and Sovereign 'Top-Up' Right" on page 66 of this proxy statement/prospectus.

The price of Sovereign common stock might decrease after the merger.

        Following the completion of the merger, holders of Seacoast common stock who receive Sovereign common stock for some or all of their shares of Seacoast common stock will become shareholders of

Sovereign. The market value of Sovereign common stock fluctuates based upon general market and economic conditions, Sovereign's business and prospects and other factors. Thus, the value of Sovereign common stock could decline after the completion of the merger. For example, during the 12-month period ending on                         , 2004 (the most recent practicable date prior to the printing of this proxy statement/prospectus), the closing sales price of Sovereign common stock ranged from a low of $                        to a high of $                        and ended that period at $                        .

Seacoast directors and executive officers may have interests in the merger that differ from your interests.

        When considering the recommendation of the Seacoast board of directors, you should be aware that some of Seacoast's directors and executive officers have interests in the merger that differ from your interests as a stockholder. For example, certain executive officers of Seacoast are parties to agreements with Seacoast that provide them with change-in-control payments under certain circumstances in connection with a change-in-control of Seacoast, such as the merger. The merger agreement also provides for board representation for Seacoast. It is currently expected that Sovereign will increase the size of Sovereign Bank's board of directors to include Kevin G. Champagne, currently a director and president and chief executive officer of Seacoast. Mr. Champagne expects to resign as a director, officer and employee of Seacoast as of the effective date of the merger. These payments and benefits may cause some of Seacoast's directors and executive officers to view the proposed merger differently than you may view it. These and certain other additional interests of Seacoast's directors and executive officers are described in detail in "Financial Interests of Directors and Officers" on page 96 of this proxy statement/prospectus.

Sovereign may fail to realize the anticipated benefits of the merger, the Sovereign/First Essex merger and the pending Sovereign/Waypoint merger.

        The success of the merger and Sovereign's recently completed merger with First Essex and Sovereign's pending merger with Waypoint will depend in part on Sovereign's ability to realize anticipated cost savings and to combine and integrate the businesses of Seacoast, First Essex and Waypoint with Sovereign's business in a manner which does not materially disrupt the existing customer relationships of Seacoast, Waypoint or First Essex or result in decreased revenues, margins and net income due to loss of customers and other similar factors. Sovereign expects that it will be able to enhance revenues in each of Seacoast's, Waypoint's and First Essex's respective markets primarily through its broader product offerings. Additionally, Sovereign expects to increase core deposits in these markets. If these objectives are not met or if there is a significant adverse change in the fair value of Seacoast's or Waypoint's assets or liabilities prior to their respective closing dates, the anticipated benefits of these mergers may not be realized fully, or at all, or may take longer to realize than expected.

The federal income tax consequences of the merger for Seacoast stockholders will be dependent upon the merger consideration received.

        The federal income tax consequences of the merger to you will depend upon the merger consideration received by you. In general, if you exchange your shares of Seacoast common stock solely for cash in the merger, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the cash you receive and your adjusted tax basis in your Seacoast common stock. If you receive solely Sovereign common stock in exchange for your Seacoast common stock, you generally will not recognize any gain or loss for federal income tax purposes. However, you generally will have to recognize gain or loss in connection with cash received in lieu of fractional shares of Sovereign common stock. If you receive a combination of cash and Sovereign common stock in the merger, you generally will not recognize loss but will recognize gain, if any, to the extent of the lesser of (i) any cash received and (ii) the amount of cash and the fair market value of the Sovereign common stock you receive, less your adjusted tax basis in the shares of Seacoast common stock you surrender in the merger. For a more detailed discussion of the federal income tax consequences of the merger to you, see the section entitled "The Merger—Certain Federal Income Tax Consequences" on page 71 of this proxy statement/prospectus.

Your ability to exercise appraisal rights will depend on when the merger closes.

        Under the current Massachusetts Business Corporation Law, holders of Seacoast common stock have the right to dissent from the merger and, if the merger is completed and all requirements of the current Massachusetts Business Corporation Law are satisfied by holders seeking to exercise appraisal rights, to receive payment equal to the fair value of their shares of Seacoast common stock, determined in the manner set forth under the current Massachusetts Business Corporation Law. However, the Massachusetts legislature recently adopted a new Massachusetts Business Corporation Act, which repeals and replaces the current Massachusetts Business Corporation Law effective on July 1, 2004, including provisions pertinent to appraisal rights. Under the new Massachusetts Business Corporation Act, Seacoast stockholders will not have appraisal rights in connection with the merger. There are no transition provisions in the Massachusetts Business Corporation Act addressing the possible implications of the merger process (and, particularly, the special meeting and the closing of the merger) occurring partially during the period in which the current Massachusetts Business Corporation Law is in effect and the partially during the period when the new Massachusetts Business Corporation Act is in effect.

        Accordingly, if the merger is completed on or before June 30, 2004, we believe that appraisal rights will be available to Seacoast stockholders, assuming such stockholders comply with all requirements of the current Massachusetts Business Corporation Law. However, if the merger is completed on or after July 1, 2004, we believe that appraisal rights will not be available to Seacoast stockholders. We cannot guarantee when the merger will be completed and, thus, whether Seacoast stockholders will be entitled to appraisal rights. For more information regarding the appraisal rights of Seacoast stockholders, see the section entitled "The Merger—Appraisal Rights" on page 68 of this proxy statement/prospectus.

After the merger is completed, stockholders of Seacoast who receive Sovereign common stock for some or all of their shares of Seacost common stock will become shareholders of Sovereign and will have different rights that may be less advantageous than their current rights.

        Upon completion of the merger, Seacoast stockholders who receive Sovereign common stock for some or all of their shares of Seacost common stock will become Sovereign shareholders. Seacoast is a Massachusetts corporation and Sovereign is a Pennsylvania corporation. In addition, differences in Seacoast's articles of organization and by-laws and Sovereign's articles of incorporation and bylaws will result in changes to the rights of Seacoast stockholders when they become Sovereign shareholders. For more information, see the section entitled "Comparison of Shareholders Rights" beginning on page 120 of this proxy statement/prospectus. A stockholder of Seacoast may conclude that his, her or its current rights under Seacoast's articles of organization and by-laws are more advantageous than the rights they may have as a Sovereign shareholder under Sovereign's articles of incorporation and bylaws.

If the merger is not completed, Seacoast will have incurred substantial expenses without realizing the expected benefits.

        Seacoast has incurred substantial expenses in connection with the transactions described in this proxy statement/prospectus. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. We cannot guarantee that these conditions will be met. If the merger is not completed, these expenses could have a material adverse impact on the financial condition of Seacoast because it would not have realized the expected benefits of the merger.

There may be risks associated with Seacoast's use of Arthur Andersen as its independent auditor.

        Although Seacoast dismissed Arthur Andersen, LLP, as its independent public accountant and engaged KPMG LLP, Seacoast's consolidated financial statements as of and for the fiscal year ended December 31, 2001 and 2000 were audited by Arthur Andersen. In March 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government's investigation of Enron Corporation. Arthur Andersen was subsequently convicted on one charge of obstruction of justice in June 2002. This proxy statement/prospectus incorporates by reference financial statements for Seacoast, which have been audited by Arthur Andersen and on which Arthur Andersen has issued a report. Pursuant to Securities and Exchange Commission rules, Arthur Andersen is required to consent to such use of its report. However, the Securities and Exchange Commission has issued a temporary rule that permits use of Arthur Andersen's report without Arthur Andersen's consent if, after reasonable efforts, Arthur Andersen's consent cannot be obtained.

        Seacoast has been unable to obtain Arthur Andersen's consent. Arthur Andersen has ceased practice before the Securities and Exchange Commission and is not in a position to perform any post-audit review procedures. Should an event occur between the date of Arthur Andersen's reports and the date of this proxy statement/prospectus that could serve to make inaccurate the statement in Arthur Andersen's reports that the financial statements of Seacoast present fairly, in all material respects, the financial position of Seacoast as of December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America, an investor might be precluded from bringing a claim against Arthur Andersen, including under Section 11 of the Securities Act, for any untrue statement of a material fact contained in the consolidated financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those consolidated financial statements.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements about the merger, Sovereign and Seacoast within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Statements containing the words "believes," "expects," "anticipates," "estimates," "plans," "projects," "predicts," "intends," "seeks," "will," "may," "should," "would," "continues," "hope" and similar expressions, or the negative of these terms, constitute forward-looking statements that involve risks and uncertainties. Such statements are based on current expectations and are subject to risks, uncertainties and changes in condition, significance, value and effect. These risks include those discussed in the section entitled "Risk Factors Relating to the Merger" beginning on page 24 of this proxy statement/prospectus. Such risks, uncertainties and changes in condition, significance, value and effect could cause Sovereign's or Seacoast's actual results to differ materially from those anticipated events. In evaluating the merger agreement and the merger, you should carefully consider the discussion of risks and uncertainties discussed in the section entitled "Risk Factors Relating to the Merger" beginning on page 24 of this proxy statement/prospectus.

        Although each company believes its plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, it can give no assurance that its plans, intentions or expectations will be achieved. Accordingly, you should not place undue reliance on them. Seacoast stockholders are cautioned that all forward-looking statements involve risks and uncertainties and actual results may differ materially from anticipated results or those discussed elsewhere in this proxy statement/prospectus as a result of various risk factors described in the section entitled "Risk Factors Relating to the Merger" beginning on page 24 of this proxy statement/prospectus. Listed below, and discussed elsewhere, are some important risks, uncertainties and contingencies that could cause each company's actual results, performances or achievements to be materially different from the forward-looking statements made in this proxy statement/prospectus, particularly if the merger is not completed. These factors, risks, uncertainties and contingencies include, but are not limited to, the following:

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  general economic or business conditions, either nationally, regionally or in the Pennsylvania, New Jersey, Connecticut, New Hampshire, New York, Rhode Island, Delaware or Massachusetts communities in which Sovereign and Seacoast, as applicable, does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

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  the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

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  inflation, market and monetary fluctuations;

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  changes in the interest rate environment that may reduce interest margins or otherwise negatively affect either company;

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  Sovereign's ability in connection with any acquisition to complete such acquisition and to successfully integrate assets, liabilities, customers, systems and management personnel Sovereign acquires into its operations and realize expected cost savings and revenue enhancements within expected time frames;

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  the possibility that expected merger-related charges are materially greater than forcasted or that final purchase price allocations based on fair value of the acquired assets and liabilities at acquisition date and related adjustments to yield and/or amortization of the acquired assets and liabilities are materially different from those forcasted;

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  customer loss and business disruption following the merger, including adverse effects on relationships with employees may be greater than expected;

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  deposit attrition, customer loss or revenue loss following the merger may be greater than expected;

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  competitive pressure among depository and other financial institutions may increase significantly;

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  Sovereign's timely development of competitive new products and services in a changing environment and the acceptance of such products and services by customers;

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  the willingness of customers to substitute competitors' products and vice versa;

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  the ability of Sovereign and its third party vendors to convert and maintain Sovereign's and Seacoast's data processing and related systems on a timely and acceptable basis and within projected cost estimates;

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  the impact of changes in financial services policies, laws and regulations, including laws, regulations, policies and practices concerning taxes, banking, capital, liquidity, proper accounting treatment, securities and insurance, and the application thereof by regulatory bodies and the impact of changes in and interpretations of generally accepted accounting principles;

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  the merger may not close on the expected closing date or it may not close;

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  the conditions to closing, including stockholder and regulatory approvals, may not be satisfied;

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  adverse changes may occur in the securities markets;

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  competitors of Sovereign may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than Sovereign;

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  technological changes;

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  changes in consumer spending and savings habits;

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  terrorist attacks in the United States or upon United States interests abroad, or armed conflicts relating to these attacks;

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  armed conflicts involving the United States military;

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  regulatory or judicial proceedings;

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  changes in asset quality; and

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  Sovereign's and Seacoast's success in managing the risks involved in the foregoing, as applicable.

        The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements speak only as of the date of this proxy statement/prospectus.

        These forward-looking statements are found at various places throughout this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus, including the Annual Reports on Form 10-K for the year ended December 31, 2003, for each of Sovereign and Seacoast (including any amendments to these reports). All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Sovereign or Seacoast or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulations, Sovereign and Seacoast undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in the companies' respective reports and documents filed with the Securities and Exchange Commission.

THE SPECIAL MEETING

Date, Time and Place

        Seacoast will hold a special meeting of stockholders on                        ,                             , 2004, at                            , local time, at the                        ,                         ,                         ,                         .

Matters to be Considered at the Special Meeting

        At the special meeting, Seacoast stockholders will consider and vote upon proposals to:

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  approve the merger agreement and the merger; and

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  approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event that are not sufficient votes at the time of the special meeting to approve the merger agreement and the merger.

        The Seacoast stockholders will also consider any other matters that may be properly submitted to a vote at the special meeting. At the time of mailing this proxy statement/prospectus, the Seacoast board of directors was not aware of any matters other than those listed above that may be presented for action at the special meeting.

        A copy of the merger agreement and the amendment to the merger agreement (collectively, the merger agreement) is attached to this proxy statement/prospectus as Annex A and Annex B, respectively. Seacoast stockholders are encouraged to read the merger agreement in its entirety and the other information contained in this proxy statement/prospectus carefully before deciding how to vote.

Record Date; Stock Entitled to Vote; Quorum

        You are entitled to notice of, and to vote at, the special meeting if you owned Seacoast common stock on                            , 2004. As of                             , 2004,                         shares of Seacoast common stock were issued and outstanding and held by approximately                        holders of record.

        A quorum requires the presence, in person or by proxy, of stockholders entitled to cast at least a majority of the votes which all stockholders of Seacoast are entitled to cast on the record date.

        Seacoast intends to count the following shares as present at the special meeting for the purpose of determining a quorum:

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  shares of Seacoast common stock present in person at the special meeting but not voting or abstaining on any matter;

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  shares of Seacoast common stock represented by proxy on which the stockholder has not directed a vote or abstained on any matter; and

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  shares of Seacoast common stock designated as a broker "non-vote" (as described below).

Vote Required to Approve the Merger Agreement and the Merger

        Approval of the merger agreement and the merger requires the affirmative vote of at least 75% of the outstanding shares of Seacoast common stock eligible to be cast to vote at the special meeting. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting. Any other matter properly submitted to stockholders for their consideration at the special meeting would require the affirmative vote of a majority of the votes cast, in person or by proxy, on the matter at the special meeting, unless a larger vote is required by law or by Seacoast's articles of organization or by-laws. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the special meeting.

        You have one vote for each share of Seacoast common stock that you hold of record on each matter to be considered at the special meeting.

        The directors and executive officers of Seacoast have agreed to vote all shares of Seacoast common stock that they own for approval of the merger agreement and the merger. As of the record date for the special meeting, directors and executive officers of Seacoast and their affiliates beneficially owned and were entitled to vote approximately                 shares of Seacoast common stock, which represented approximately 6.85% of the shares of Seacoast common stock outstanding on the record date. For more information, see the section entitled "Voting Agreements" beginning on page 101 of this proxy statement/prospectus.

        As of the record date, neither Sovereign nor any of its directors, executive officers or their affiliates beneficially owned any shares of Seacoast common stock. Approval of the merger agreement and the merger by Sovereign shareholders is not required.

Voting of Proxies; Abstentions; Broker Non-Votes

        We will vote shares represented by all properly executed proxies received in time for the special meeting in the manner specified on each proxy. We will vote properly executed proxies that do not contain voting instructions in favor of the merger agreement and the merger and in favor of the adjournment proposal. At this time, the Seacoast board of directors is unaware of any matters, other than set forth above, that may be presented for action at the special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

        If you abstain from voting on any proposal considered at the special meeting, we will not count the abstention as a vote "FOR" or "AGAINST" the proposal for purposes of the special meeting. Under rules relating to how brokers vote shares held in brokerage accounts, brokers who hold your shares in street name cannot give a proxy to vote your shares on the merger agreement and the merger or the adjournment proposal without receiving specific instructions from you. We will not count these broker "non-votes" as a vote "FOR" or "AGAINST" the merger agreement and the merger or the adjournment proposal for purposes of the special meeting. As a result:

  •
  because approval of the merger agreement and the merger requires the affirmative vote of at least 75% of the outstanding shares of Seacoast common stock eligible to be cast, abstentions and broker "non-votes" will have the same effect as a vote against the proposal to approve the merger agreement and the merger; and

  •
  because approval of the adjournment proposal requires the affirmative vote of a majority of all votes cast at the special meeting, abstentions and broker "non-votes" will not affect the vote on the adjournment proposal.

        In addition, for these same reasons, the failure of a Seacoast stockholder to vote by proxy or in person at the special meeting will have the effect of a vote against the merger agreement and the merger.

How to Vote Your Shares

        Stockholders of record of Seacoast common stock may vote by mail or by attending the special meeting and voting in person. If you choose to vote by mail, simply complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. Even if you plan to attend the special meeting, you should complete and return the proxy card to ensure that your vote is counted.

        If your shares are held in "street name" by a bank, broker or other nominee, you should instruct your bank, broker or other nominee to vote your shares, following the directions they provide. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form that is provided by your broker, bank or other nominee and that accompanies this proxy statement/prospectus. If you wish to change your voting instructions after you have returned your voting instructions to your broker, bank or other nominee, you must contact your broker, bank or other nominee. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares.

Revocability of Proxies

        If you grant a proxy, you may revoke your proxy at any time until it is voted by:

  •
  delivering, prior to the special meeting, a notice of revocation or delivering a later dated proxy to J. Louis LeBlanc, Clerk, Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740;

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  submitting, prior to the special meeting, a proxy card with a later date; or

  •
  attending the special meeting and giving notice of such revocation.

        Attendance at the special meeting will not in and of itself revoke a proxy.

Solicitation of Proxies

        Seacoast will bear the cost of the solicitation of proxies from its stockholders. Sovereign and Seacoast will share equally the cost of printing this proxy statement/prospectus. Sovereign has agreed to bear the expense of any proxy solicitor engaged by Seacoast at Sovereign's request.

        Seacoast will solicit proxies by mail. In addition, the directors, officers and employees of Seacoast and its subsidiaries may solicit proxies from stockholders by telephone, electronic communication, telegram or in person without compensation other than reimbursement for their actual expenses. Seacoast will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy solicitation material to the beneficial owners of stock held of record by those persons and to request authority for the exercise of proxies, and Seacoast will reimburse them for reasonable out-of-pocket expenses.

        Georgeson Shareholder Communications Inc. will assist in the solicitation of proxies by Seacoast for a fee of $12,500, plus reasonable out-of-pocket expenses.

Recommendation of the Seacoast Board of Directors

        After careful consideration, Seacoast's board of directors has determined that the merger agreement is advisable and in the best interests of Seacoast stockholders. The Seacoast board of directors has approved the merger agreement and the merger and unanimously recommends that Seacoast stockholders vote "FOR" approval of the merger agreement and the merger and "FOR" the proposal to adjourn the special meeting if necessary.

        The matters to be considered at the special meeting are of great importance to the stockholders of Seacoast. Accordingly, Seacoast stockholders are urged to read and consider carefully the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

        Seacoast stockholders should not send any stock certificates with their proxy cards. As described below in the section entitled "The Merger Agreement—Election and Exchange Procedures" on page 80 of this proxy statement/prospectus, you will receive materials for exchanging shares of Seacoast common stock with a form of election prior to the effective date of the merger.

ESOP Participants

        If you are a participant in Seacoast's employee stock ownership plan, you will have received with this proxy statement/prospectus a voting instruction form that reflects all shares you may vote under the plan. Under the terms of this plan, the trustee, subject to its fiduciary duty, will vote all unallocated shares and allocated shares for which no timely voting instructions are received from participants in the same proportion as shares for which the trustee has received voting instructions from participants.

THE MERGER

(Proposal 1)

        In this section of the proxy statement/prospectus we describe the material features of the merger agreement and the proposed merger. This description is not complete and is qualified in its entirety by reference to the annexes to this proxy statement/prospectus which are incorporated by reference into this proxy statement/prospectus. We urge you to read the annexes in their entirety.

General

        The merger agreement provides for the acquisition of Seacoast by Sovereign by means of the merger of Seacoast with and into Sovereign, with Sovereign continuing as the surviving corporation. In addition, following the merger, each of CompassBank and Nantucket Bank will merge into Sovereign Bank with Sovereign Bank surviving each bank merger.

        In the merger, each share of Seacoast common stock outstanding at the effective time of the merger (except as provided below) will be converted into the right to receive either cash or Sovereign common stock. Each option to acquire Seacoast common stock will be converted into an option to purchase Sovereign common stock. You will receive a cash payment for any fractional share due Seacoast stockholders may elect to receive all cash, all stock or a combination of cash and stock, subject to election and allocation procedures set forth in the merger agreement that are intended to ensure that 75% of the shares of Seacoast common stock will be converted into the right to receive shares of Sovereign common stock and 25% of the shares of Seacoast common stock will be converted into the right to receive cash. Thus, Seacoast stockholders may not receive exactly the form of consideration that they elect. Instead, they may receive a prorated amount of cash and Sovereign common stock even if they elect all cash or all stock. We currently estimate, based on an estimated market price of $19.97 per share of Sovereign common stock and the number of shares of common stock of Sovereign and Seacoast currently outstanding, including outstanding options, that former Seacoast stockholders will own approximately 10.7% and Sovereign shareholders will own approximately 89.3% of the outstanding Sovereign common stock immediately after the merger. We expect the merger to be tax-free to the extent that you receive Sovereign common stock in exchange for your shares of Seacoast common stock.

        Shares held by Sovereign or Seacoast or any of their subsidiaries, other than those held in trust, managed, custodial or nominee accounts and the like and which are beneficially owned by third parties will be cancelled. Dissenting shares will be treated as described in the section entitled "The Merger—Appraisal Rights" beginning on page 68 of this proxy statement/prospectus.

Background of the Merger

        As part of their on-going efforts to improve Seacoast's community banking franchise and enhance stockholder value, Seacoast's management and board of directors, with the assistance of their financial advisors, have periodically considered various strategic alternatives, including continuing as an independent institution, growing internally and through acquisitions of branches and of other community banks, and entering into a strategic combination with, or being acquired by, another institution. Seacoast's acquisition of Bay State Bancorp, Inc. in May 2003 and its decision to enter into a merger agreement to acquire Abington Bancorp, Inc. in October 2003, a transaction which is pending as of the date of this proxy statement/prospectus, reflected Seacoast's long-term strategic planning process. Consistent with such goals and in the ordinary course of business dealings, during the last several years, Kevin G. Champagne, the president and chief executive officer of Seacoast, has, from time to time, had informal conversations with directors and members of management of other banking institutions, including with John Hamill, Chairman and Chief Executive Officer of Sovereign Bank's New England Division. During some of these conversations, which increased in frequency following the announcements of the signing of the Seacoast/Abington merger agreement on October 21, 2003 and, approximately one week later, the signing of the Bank of America/FleetBoston Financial Corporation merger agreement, the topic of a potential strategic transaction between Seacoast and the other party was discussed; however, these conversations were always general in nature and did not result in the parties engaging in more significant discussions.

        Following the announcement of the Seacoast/Abington merger agreement, in late October 2003 Mr. Champagne received a call from the chief executive officer of Company A, who requested that he and Mr. Champagne meet to discuss, in general terms, the feasibility of combining Seacoast and Company A in a strategic transaction. On October 22, 2003 Mr. Champagne met with the chief executive officer of Company A in Woburn, Massachusetts. At this meeting, Mr. Champagne and the chief executive officer of Company A discussed, in general terms, the possibility of a business combination transaction between Seacoast and Company A and the strategic benefits to both companies that might be achieved by such a transaction. The parties concluded this meeting by expressing an interest in engaging in further discussions. Mr. Champagne was also contacted by other financial institutions, which generally expressed an interest in keeping open lines of communication with Seacoast in the event that Seacoast were interested in considering a strategic partnership.

        In light of the increasing interest Seacoast was receiving from various parties, including Company A, in November 2003 Seacoast, with assistance from its financial advisor, Ryan Beck, began considering in more detail alternatives that might enhance Seacoast's banking franchise and long-term stockholder value through a possible business combination with another financial institution. From time to time prior to November 10, 2003, Ryan Beck had provided Seacoast with financial advisory services, including advice concerning current market trends and the terms of business combination transactions within the banking industry. At that time, Ryan Beck also was serving as Seacoast's financial advisor in connection with Seacoast's pending acquisition of Abington.

        On November 10, 2003, representatives of Ryan Beck reviewed the New England mergers and acquisitions marketplace, including with regard to recent acquisition activity, with the executive committee of the Seacoast board of directors, which consisted of Mr. Champagne, Howard Dyer, Jr., J. Louis LeBlanc, Frederic Legate, Carl Ribeiro and Joseph Silverstein. At this meeting, Mr. Champagne informed the executive committee that he had been contacted by the chief executive officer of Company A and explained the nature of the conversations. The executive committee believed that it was appropriate for Mr. Champagne to engage in continued discussions with Company A in an effort to understand whether Company A might be interested in making a proposal to Seacoast concerning a strategic transaction.

        In light of the continuing discussions between Seacoast and Company A, the parties executed a confidentiality agreement on November 18, 2003 providing for, among other things, the confidentiality of information to be exchanged in connection with the parties' consideration of any potential transaction, the nondisclosure of any negotiations regarding such a transaction, prohibitions on the parties' contacting or soliciting each others' employees and prohibitions on the each party's ability to engage in certain hostile takeover activities with respect to the other for limited period of time. On November 19, 2003, Mr. Champagne and the chief executive officer of Company A met briefly at an industry conference in New York City, where they generally discussed the prospects of the parties engaging in a strategic transaction.

        In early December 2003, Mr. Hamill of Sovereign telephoned Mr. Champagne to inquire as to Mr. Champagne's interest in meeting with him and Jay Sidhu, chairman, president and chief executive officer of Sovereign and Sovereign Bank. Mr. Hamill explained that the purpose of the meeting was intended to be a general exchange of perspectives of the New England banking market and the parties' relative strategic options. At the conclusion of the call, the parties agreed to tentatively schedule a meeting on December 19, 2003 for an in-person discussion of such matters.

        At a December 4, 2003 meeting of the Seacoast board of directors, with Ben Plotkin and Fred Schluter of Ryan Beck, and William Mayer and James Matarese of Goodwin Procter LLP, Seacoast's legal counsel, in attendance at the request of the board, Mr. Champagne updated the board as to the New England banking industry mergers and acquisitions marketplace (including the recently announced pending acquisitions of Abington by Seacoast and FleetBoston Financial Corporation by Bank of America). Mr. Champagne also pointed out that Seacoast now remained one of the last and largest independent banking institutions in New England and that, as such, Seacoast was the subject of inquiries by larger financial institutions seeking to strengthen their franchise in New England. Mr. Champagne informed the board that he had recently met twice informally with the chief executive officer of Company A and was scheduled to meet with him again on December 5, 2003. He also informed the board that informal overtures of interest had been made by Sovereign and that a meeting with Sovereign's representatives had been scheduled. The Seacoast board directed Mr. Champagne to proceed with the meetings as planned. Representatives of Ryan Beck provided the board of directors with an overview of the New England bank consolidation environment, and emphasized that it viewed this large bank consolidation trend as accelerating, with southeastern Massachusetts being one of the few remaining geographic areas having a significant number of independent banks in a landscape marked by a diminishing number of potential acquirors.

        On December 5, 2003, Mr. Champagne and a representative of Ryan Beck met with the chief executive officer of Company A in Boston at the offices of Goodwin Procter. At this meeting, the chief executive officer of Company A explained in general terms what he perceived to be a number of potential benefits that might result from a strategic transaction between Seacoast and Company A. He also articulated his view with respect to a possible timetable for Company A to conduct and complete financial and legal due diligence. The parties also discussed very generally a range of issues that Seacoast considered important to its determination as to whether to pursue further exploratory discussions with Company A concerning a strategic transaction. These issues included regulatory approvals, conversion and integration issues, retention of Seacoast's main office and charitable activities, the treatment of Seacoast employees and Seacoast's responsibility to complete its pending acquisition of Abington. The parties did not discuss pricing or the form of consideration that Company A might be willing to offer to Seacoast's stockholders.

        On December 5, 2003, Mr. Champagne and Mr. Hamill also confirmed by e-mail a meeting between Seacoast and Sovereign representatives to be held on December 19, 2003 in New Bedford, Massachusetts.

        On December 9, 2003, Mr. Champagne sent a letter to the chief executive officer of Company A that summarized a number of the issues discussed at their December 5, 2003 meeting, and on December 15, 2003, Seacoast, through its legal counsel, forwarded to Company A a term sheet setting forth with more specificity the issues that had been discussed between Mr. Champagne and the chief executive officer of Company A. During the remainder of December, representatives of the parties discussed and clarified provisions of the term sheet. In addition, Seacoast and its representatives provided Company A with certain due diligence information relating to the matters set forth in the term sheet.

        On December 17, 2003, representatives of Sovereign and Seacoast communicated to finalize the details about their meeting scheduled for December 19, 2003, and confirmed that Mr. Sidhu and Mr. Hamill would be among the attendees.

        On December 18, 2003, at a meeting of the Seacoast board of directors, Mr. Champagne updated the board on the status of the discussions with Company A and informed the board of his upcoming meeting scheduled with Sovereign's representatives.

        On December 19, 2003, Mr. Champagne met with Mr. Sidhu and Mr. Hamill in New Bedford to become better acquainted with the Seacoast and Sovereign franchises, including the histories and positioning of each in the present banking environment. Mr. Sidhu discussed generally Sovereign's desire to further expand within the New England market and, specifically, in Massachusetts, and noted that Seacoast possessed certain attributes that made it an appealing platform from which to accomplish those goals. He also emphasized that, as compared to other potential partners, Sovereign had in connection with certain other transactions provided some degree of price protection in the event Sovereign stock formed all or a portion of the consideration in a potential transaction. At the conclusion of the meeting, Mr. Sidhu indicated that Sovereign would be open to pursuing more significant discussions regarding a business combination transaction if Seacoast were similarly inclined, and Mr. Champagne noted that he would need to consult with the Seacoast board of directors and its advisors to determine whether there was interest on the part of Seacoast.

        Discussions between Seacoast and Company A over the matters set forth in the December 15, 2003 term sheet continued with the parties unable to reach agreement on a number of issues. On the morning of December 22, 2003, the chief executive officer of Company A contacted Mr. Champagne by phone and it was agreed that discussions between the two parties would be resumed after January 1, 2004.

        On December 22, 2003, at a special telephonic meeting of the Seacoast executive committee, Mr. Champagne informed the executive committee about the status of the discussions with Company A, including the inability of the parties to agree to various matters under discussion. Mr. Champagne also provided the executive committee with an update regarding the discussion with Sovereign's representatives held on December 19, including Sovereign's stated flexibility on price protection without requiring any limit on the value to be received by Seacoast stockholders in the event of an increase in Sovereign's stock price following announcement of a transaction. In light of the increasing interest from Sovereign and the uncertainty of the status of the negotiations with Company A, after discussion, the executive committee authorized Seacoast to execute a confidentiality agreement and continue discussions with Sovereign.

        From December 23, 2003 through the first week of January 2004, representatives of Seacoast and Sovereign, including their advisors, participated in a number of conversations and exchanges of information about each other, all of which were of a preliminary nature. Included in these exchanges was an outline of discussion points prepared by Seacoast that included all of the matters addressed in the term sheet previously provided to Company A. The discussion points also outlined a transaction structure in which the Seacoast stockholders would receive stock of Sovereign with price protection against a decrease in Sovereign's stock price following announcement of the transaction. Subsequent to providing the discussion points outline to Sovereign, Mr. Champagne and Mr. Sidhu spoke by telephone periodically to assess each party's level of interest and commitment towards participating in a business combination transaction on the terms set forth in the outline.

        On December 30, 2003 Seacoast and Sovereign entered into a customary confidentiality agreement providing for, among other things, the confidentiality of information to be exchanged in connection with the parties' consideration of their potential transaction, the nondisclosure of any negotiations regarding such a transaction, prohibitions on the parties contacting or soliciting each others' employees, and prohibitions on the Sovereign's ability to engage in certain hostile takeover activities with respect to Seacoast for limited period of time.

        On January 2, 2004, Seacoast, through its legal counsel, forwarded to Company A a revised term sheet reflecting discussions between the parties since December 15, 2003 with regard to the matters set forth in the term sheet.

        On January 7, 2004, Mr. Champagne and the chief executive officer of Company A spoke by telephone to discuss the unresolved term sheet issues between the parties, which included, among other things, retention of Seacoast's main office following a transaction, the level of charitable activities currently being undertaken by Seacoast and Company A's commitment to continue those activities following the closing of a transaction, employee issues and completion and integration of the Seacoast/Abington merger. The chief executive officer of Company A also requested certain due diligence information from Seacoast relevant to the aforementioned issues. The content of this discussion and other related items were memorialized in a letter sent by Company A's chief executive officer to Mr. Champagne on January 8, 2004.

        On January 7 and 8, 2004, representatives of Ryan Beck spoke over the telephone with Mark McCollom, Sovereign's senior vice president and managing director of corporate development. During these meetings, the parties continued discussing the terms of a potential business combination of Seacoast and Sovereign. In particular, they discussed the feasibility of structuring a transaction as an all stock transaction with a fixed exchange ratio valued at $35.00 per share of Seacoast common stock as of a date shortly before the signing of a definitive merger agreement, with some degree of downward price protection for Seacoast stockholders.

        Also, on January 7, 2004, Ryan Beck communicated to Company A's financial advisors Seacoast's interest in receiving price protection in connection with a potential transaction between the companies. Company A's financial advisors agreed to discuss this issue with Company A to determine whether Company A would be willing to offer any such protection to the Seacoast stockholders if the parties were to agree on the other transaction terms.

        On January 8, 2004, Sovereign confirmed to Ryan Beck that it would be willing to provide Seacoast with limited price protection against a decrease in Sovereign's stock price following announcement of the transaction with no corresponding limitations on the ability of Seacoast's stockholders to benefit from an increase in Sovereign stock price following announcement of the transaction.

        On January 12, 2004, Sovereign sent to Ryan Beck a written preliminary indication of interest to acquire Seacoast, which stated that Sovereign was prepared to offer $35.00 for each share of Seacoast common stock based upon a stock for stock exchange ratio that would be determined shortly prior to the signing of a definitive merger agreement between the two companies, Sovereign would also provide downward price protection of up to a 10% decline in Sovereign common stock between the signing of the definitive merger agreement and the final determination date for Seacoast stockholders with no corresponding limitation on the ability of Seacoast's stockholders to benefit from an increase in Sovereign stock price following announcement of the transaction. The letter also discussed other customary transaction terms and indicated that Sovereign was in general agreement with the discussion points set forth in the outline that Seacoast had provided to Sovereign on December 23, 2003, subject to satisfactory completion of definitive documentation.

        On January 13, 2004, a special telephonic meeting of the Seacoast executive committee was held to update the members of the status of negotiations with each of Sovereign and Company A. Mr. Champagne informed the executive committee that discussions with Company A were proceeding very slowly and that the parties were unable to agree on a number of the issues addressed in the term sheet. The discussion also focused on the discussions with Sovereign, including detail of the preliminary indication of interest letter and Mr. Champagne's recent telephone conversations with Mr. Sidhu. Representatives of Ryan Beck also reviewed with the executive committee the financial aspects of Sovereign's proposal, together with the one-sided price protection for the benefit of the Seacoast stockholders. The executive committee discussed the attractiveness of Sovereign's offer in view of the fact that it had agreed to nearly all of the same issues that had been the focus of discussions with Company A. At the conclusion of the meeting, the executive committee authorized management to request that Company A submit a final expression of interest (including consideration, price protection and the other terms that were subject to prior discussions) by the afternoon of January 14, 2004.

        On January 14, 2004, the chief executive officer of Company A forwarded a written expression of interest to Seacoast which offered Seacoast stockholders, alternatively, Company A common stock at a fixed exchange ratio representing approximately $33.60 per share as of that date, without any price protection. Subsequent discussions between the parties indicated that Company A would also be willing to alternatively structure a transaction for Company A common stock at a fixed exchange ratio representing approximately $31.48 per share as of that date, with 5% downward price protection.

        On January 15, 2004, the Seacoast executive committee held a special meeting to discuss further the proposals from Sovereign and Company A, as well as Seacoast's strategic alternatives generally. Representatives of Ryan Beck and Goodwin Procter were in attendance at the meeting at the request of the executive committee. The representatives from Ryan Beck first discussed with the executive committee various attributes of each of Sovereign and Company A, including their respective standings in the regional banking industry and perceived prospects and growth objectives. The executive committee then reviewed Company A's written expression of interest and Sovereign's written expression of interest and, in particular, reviewed the differences in pricing and price protection. The discussion that followed included a presentation by Ryan Beck that evaluated and analyzed the potential impact and effect of engaging in a transaction with Sovereign as compared to a transaction with Company A. Among the aspects that the presentation focused on were comparative financial performance, the estimated financial impact of the transaction on each company, branch overlap, community commitment, dividend records, historical stock price performance, philosophies regarding strategic issues, relative prospects for future price appreciation, relative attractiveness of the parties' markets, and potential Seacoast employee terminations. The executive committee then held extensive discussions concerning the information and analyses presented to it by management and Ryan Beck. The discussion included, among other things, the challenges facing Seacoast as an independent banking company, the ability to achieve returns for its stockholders in excess of the prices offered by Sovereign and Company A and the ability to participate in the growth of either franchise, the ability of Seacoast to grow internally and through acquisitions, the ability of Seacoast to pursue other strategic transactions that would involve the sale of Seacoast to some other third party, the effect of the proposals on Seacoast's customers, employees and the communities which Seacoast serves, and the execution risk involved in entering into any such transaction. The executive committee concluded that, based on all of the information and analyses considered, it would be in the best interests of the Seacoast stockholders to focus future discussions concerning a strategic transaction with Sovereign. As such, the executive committee authorized management and Seacoast's financial and legal advisors to continue discussions principally with Sovereign, with an emphasis on completing mutual due diligence and negotiating documentation that would lead to a definitive agreement.

        Between the end of the board meeting and January 18, 2004, Mr. Champagne had a number of conversations with the chief executive officer of Company A during which the preferred direction of the Seacoast executive committee was discussed. Mr. Champagne informed the chief executive officer of Company A that in the absence of any modification to Company A's proposal, Seacoast would likely pursue other alternatives. Thereafter, Seacoast did not receive any additional or modified proposals from Company A.

        On January 17, 2004, Mr. Champagne met with James P. McDonough, the president and chief executive officer of Abington, to inform him of the recent discussions with Sovereign and to seek the cooperation of Abington in Sovereign's legal and financial due diligence of Abington's business.

        On January 19, 2004, first drafts of the proposed merger agreement were forwarded by Sovereign's legal counsel to Seacoast and its advisors. Over the next seven days, the parties, their respective management teams and their respective legal and financial advisors negotiated the terms of the merger agreement. During this period, a number of drafts of the merger agreement and related documentation were negotiated and exchanged between the parties. Also during this period, the parties discussed and negotiated various issues, including without limitation, the representations and warranties to be made by Seacoast, the price protection mechanisms, the treatment of Seacoast employees in the transaction (including with respect to retention, severance and other employee benefit issues), the conduct of the respective parties' businesses between signing and closing of the transaction (including in regard to obligations of Seacoast to complete its pending acquisition of Abington), regulatory matters, the parties' respective conditions to closing, Seacoast's ability to respond to unsolicited inquiries following announcement of the transaction, the rights of the parties to abandon the transaction and, in such event, any applicable break-up fee or expense reimbursement, and the letter agreement to be entered into by each member of the Seacoast board pursuant to which such members would agree to vote their shares of Seacoast common stock in favor of the transaction.

        Between January 20 and 22, 2004, Sovereign conducted financial, business, regulatory and legal due diligence at an off-site location in Warwick, Rhode Island, where representatives of Seacoast had delivered relevant due diligence documentation. Seacoast and its representatives also conducted due diligence with respect to Sovereign, including meetings with Sovereign executives, on January 23, 2004 at Sovereign's main offices located in Wyomissing, Pennsylvania.

        On January 21, 2004, the Sovereign board of directors met with their legal and financial advisors and management to consider the proposed transaction with Seacoast. After extensive discussion the Sovereign board voted to approve and adopt the merger agreement and to approve the merger with Seacoast.

        On January 22, 2004, the Seacoast board meet to discuss the status of the due diligence exercise and negotiations with Sovereign, with representatives of Ryan Beck and Goodwin Procter in attendance at the request of the board. Mr. Champagne updated the board as to the chronology of the negotiations with each of Sovereign and Company A, including the events since the previous executive committee meeting on January 15, 2004. He discussed the mutual business, financial and legal due diligence of Seacoast and Sovereign, as well as the drafting and negotiation of a definitive agreement with Sovereign. Mr. Champagne noted that management of Seacoast was satisfied with the direction of the negotiations and believed that significant progress was being made towards having final terms that could be submitted to the board for approval within several days, assuming that the board authorized management to proceed on the basis of the terms that would be discussed at the present meeting. At the meeting, representatives of Ryan Beck reviewed the financial aspects of the proposed transaction, including (1) a comparison of each of Seacoast and Sovereign with selected publicly traded companies, (2) a comparison of the proposed terms of the transaction with the financial terms of other relevant mergers and acquisitions, (3) valuation analyses of Seacoast based on discounted dividends and break-even returns, and (4) the pro forma financial impact of the transaction on the combined companies. Ryan Beck also reviewed other terms, such as the price protection offered by Sovereign, maintenance of Seacoast's New Bedford headquarters for a limited period of time following the transaction, Sovereign board of directors and advisory board seats, future charitable donations, employee retention and severance arrangements and preservation of employee benefits for all employees of Seacoast. Ryan Beck also discussed the projected timing of the transaction, the required vote of Seacoast's stockholders necessary to approve the transaction and the potential effect that current institutional and management stockholder bases would have in obtaining such approval. Seacoast's legal counsel reviewed for the board matters relating to the fiduciary duties of the directors and the terms of the merger agreement. Seacoast's legal counsel indicated the unresolved issues in the merger agreement and informed the board as to the parties' respective positions with respect to those issues. At the conclusion of the meeting, Mr. Champagne was directed by the board to continue negotiations with Sovereign, and the board tentatively agreed to convene a meeting on January 25, 2004 to consider the proposed merger with Sovereign provided that all remaining issues were resolved by that time within the parameters agreed upon by the board at today's meeting.

        On January 25, 2004, all open issues had been resolved and the board of directors of Seacoast met to discuss the final terms of the proposed merger with Sovereign. At this meeting, Mr. Champagne, together with Ryan Beck and Goodwin Procter, updated the board on the status of the negotiations and the open issues that had been resolved since the prior board meeting, subject to final approval by the Seacoast board. Ryan Beck made a presentation to the Seacoast board of a financial analysis of the proposed merger that included the same topics covered in its presentation to the board on January 22, 2004. At the conclusion of Ryan Beck's presentation, Ryan Beck delivered an oral opinion concerning the fairness, from a financial point of view, of the proposed consideration in the form of a stock-for-stock exchange ratio to be received by Seacoast's stockholders as set forth in the merger agreement. This opinion was later confirmed in writing. Representatives of Goodwin Procter made presentations to the board regarding the results of the due diligence review conducted at Sovereign's headquarters in Pennsylvania, the proposed terms of the merger agreement (with a focus on those terms most heavily negotiated) and various executive and employee benefit matters. They also reviewed for the board matters relating to the fiduciary duties of directors and the terms of the affiliate letter agreements to be entered into by each member of the Seacoast board regarding their voting and support of the transaction. The Seacoast board of directors considered the terms of the merger agreement, the potential advantages and risks associated with the merger, and the financial analysis of Ryan Beck and legal analysis of Goodwin Procter. Following a lengthy discussion, by the entire board, and then by the board in executive session, by the unanimous vote of all directors present, the Seacoast board approved the merger agreement and the transactions contemplated by the merger agreement, authorized management to enter into the merger agreement and other related agreements and recommended that the Seacoast stockholders vote their shares in favor of approving the merger agreement and transactions contemplated by the merger agreement.

        Prior to the opening of the financial markets on the morning of January 26, 2004, Sovereign and Seacoast executed the merger agreement and issued a joint press release publicly announcing the transaction.

        From time to time following the announcement of the merger, management of Seacoast, including Mr. Champagne, and management of Sovereign, including Mr. Sidhu, and on various occasions representatives of Ryan Beck, discussed the ongoing business and operations of Seacoast and Sovereign. During the last week of March 2004, representatives of Ryan Beck contacted Mr. Sidhu to discuss in general terms market conditions in the sector for banks and thrifts and Sovereign's business relative to that sector's performance. During one of these discussions, Mr. Sidhu indicated that while Sovereign remained highly committed to an all stock transaction with Seacoast, Sovereign had sufficient capital such that it was willing to offer Seacoast shareholders the ability to receive some cash in the merger rather than all stock. In addition, Mr. Sidhu expressed Sovereign's desire to pay some level of cash in the merger rather than effect stock repurchases in the open market following completion of the merger. In a subsequent discussion during the same week, Mr. Sidhu indicated that Sovereign would consider amending the terms of the merger to provide that 80% of the Seacoast shares would convert into the right to receive Sovereign common stock under the then current terms of the merger agreement and the remaining 20% would convert into cash at $35.00 per share.

        On March 29, 2004, Ryan Beck met with Mr. Champagne and other members of Seacoast's management, to discuss the foregoing. Seacoast's management directed Ryan Beck to further explore with Sovereign the parameters of its suggestion and the impact on Seacoast stockholders.

        On April 1, 2004, representatives of Ryan Back engaged in additional conversations with management of Sovereign to better understand Sovereign's willingness to amend the terms of the merger to provide Seacoast stockholders with the ability to elect cash, stock or a combination of cash and stock. These discussions focused on a number of considerations, including what the relative percentages of cash and stock might be, whether Sovereign would consider fixing the exchange ratio at a ratio higher than 1.461 to reflect the then current trading price of the Sovereign common stock, whether Sovereign might consider providing Seacoast stockholders who elected to receive cash with the same value as the Seacoast stockholders who elected to receive stock in circumstances where the average final price of the Sovereign common stock on the determination date was greater than $21.56, and whether it might be beneficial to Seacoast stockholders to receive all cash with respect to the additional consideration payable by Sovereign in the event that Seacoast exercised certain termination rights under the then existing terms of the merger agreement. During the discussions with Sovereign, Sovereign made it clear that it was not willing to fix the exchange ratio at a ratio higher than 1.461 to reflect the then current trading price of the Sovereign common stock. However, Sovereign indicated a willingness to consider providing Seacoast stockholders who elected to receive cash with the same value as the Seacoast stockholders who elected to receive stock in circumstances where the average final price of the Sovereign common stock on the determination date was greater than $23.96. Sovereign also indicated that it might be willing to fix the cash portion of the consideration at $35.00 in circumstances where the average final price of the Sovereign common stock on the determination date was less than or equal to $23.96. In addition, Sovereign indicated that it might be willing to consider paying Seacoast stockholders all cash—regardless of whether they elected to receive stock or cash—with respect to the additional consideration payable by Sovereign in the event that Seacoast exercised certain termination rights under the then existing terms of the merger agreement. The parties also discussed what the relative percentages of cash and stock might be.

        Between April 2 and April 5, 2004, management of Seacoast engaged in a number of discussions with Ryan Beck and Goodwin Procter to discuss the potential benefits that might accrue to the Seacoast stockholders under the proposal.

        In addition, in connection with Seacoast's consideration of a possible change to the terms of the merger consideration, Sovereign's legal counsel provided a draft of an amendment to the merger agreement to Seacoast on April 5, 2004. This amendment provided for an election merger in which 80% of the Seacoast shares would be converted into the right to receive shares of Sovereign common stock on the same terms as the then existing merger agreement and 20% of the Seacoast shares would be converted into the right to receive $35.00 per share in cash. The draft amendment also provided that Seacoast stockholders who elected to receive cash would, in circumstances where the average final price of the Sovereign common stock on the determination date was greater than $23.96, receive the same value per share as Seacoast stockholders who elected to receive stock and in circumstances where the average final price of the Sovereign common stock on the determination date was less than or equal to $23.96 would receive $35 per share (in all cases subject to proration procedures to ensure that 80% of the Seacoast shares would be converted into the right to receive shares of Sovereign common stock and 20% of the Seacoast shares would be converted into the right to receive cash). With respect to the additional consideration payable by Sovereign in the event that Seacoast exercised certain termination rights under the then existing terms of the merger agreement, the draft amendment provided Sovereign with the flexibility to pay such additional consideration in the form of cash, shares of Sovereign common stock or a combination of cash and stock.

        On April 6, 2004, representatives of Ryan Beck continued discussions with Mr. Sidhu and representatives of Sovereign concerning the parameters of a potential change to the terms of the merger agreement. In particular, Ryan Beck sought to gain a better understanding of Sovereign's perspective concerning the relative mix of cash and stock, particularly in view of the fact that the draft amendment circulated by Sovereign contained an 80%/20% ratio. In these conversations, Sovereign indicated that it would consider either an 80%/20% or 75%/25% relative mix of cash and stock.

        On April 8, 2004, Seacoast's executive committee met to discuss and consider Sovereign's proposal to amend the terms of the merger to provide Seacoast stockholders with the ability to elect to receive cash, stock or a combination of cash and stock. Mr. Champagne updated the committee as to the chronology of discussions with Sovereign. He discussed Sovereign's initial overture as well as the subsequent discussions with Sovereign in which Ryan Beck explored a range of potential improvements to the then current terms of the merger that Sovereign might be willing to agree to. Ryan Beck then reviewed the financial aspects of Sovereign's proposal, including the financial impact of the proposed changes to the current merger terms in view of then current financial conditions of the parties. The executive committee discussed at length the benefits to the Seacoast stockholders that might result from Sovereign's proposal, including that (1) Seacoast stockholders would have the flexibility to elect to receive cash, Sovereign common stock or a combination of cash and stock, (2) Seacoast stockholders who elected to receive cash under circumstances in which the average final price of the Sovereign common stock on the determination date was greater than $23.96 would receive the same value per share as Seacoast stockholders who elected to receive stock, and (3) Seacoast stockholders who elected to receive cash under circumstances in which the average final price of the Sovereign common stock on the determination date was less than or equal to $23.96 would receive $35.00 per share, which the executive committee noted represented greater value than that provided by the then existing terms of the merger. The executive committee also considered other factors, including that (1) cash received by Seacoast stockholders would be taxable, (2) the parties were obligated to perform under the then existing terms of the merger agreement and Seacoast was under no obligation to agree to an amendment of those terms, and (3) Sovereign had indicated it might be willing to consider paying Seacoast stockholders all cash—regardless of whether they elected to receive stock or cash—with respect to the additional consideration payable by Sovereign in the event that Seacoast exercised certain termination rights under the then existing terms of the merger agreement. Following this portion of the executive committee's deliberation, the executive committee concluded that the proposed amended terms represented, in the aggregate, a material improvement over the then existing terms of the merger and as such were in the best interests of Seacoast's stockholders. The executive committee also concluded that it would be preferable for all Seacoast stockholders to receive the same value per share for their Seacoast stock, regardless of whether they elected to receive cash, shares of Sovereign common stock or a combination of cash and stock. Finally, the executive committee discussed what the relative percentages of cash and stock might be, with 80%/20% and 75%/25% being considered in view of the fact that Sovereign had indicated a willingness to agree to either allocation. Following a discussion, the executive committee determined that a 75%/25% allocation was preferable because it would result in greater value for Seacoast stockholders under circumstances in which the average final price of the Sovereign common stock on the determination date was less than or equal to $23.96. The executive committee concluded by recommending that the full board consider an amendment to the terms of the merger on the terms outlined by the executive committee.

        During the afternoon and evening of April 8, and the morning of April 9, 2004, legal counsel for Sovereign and Seacoast exchanged drafts and comments on the merger agreement amendment. In addition, representatives of Sovereign and Seacoast discussed the issues considered by Seacoast's executive committee. During these discussions, Sovereign indicated that it would be willing to structure the amendment such that all Seacoast stockholders would receive the same value per share for their Seacoast stock, regardless of whether they elected to receive cash, shares of Sovereign common stock or a combination of cash and stock. In addition, Sovereign agreed to a 75%/25% allocation between cash and stock and also agreed to pay Seacoast stockholders all cash—regardless of whether they elected to receive stock or cash—with respect to the additional consideration payable by Sovereign in the event that Seacoast exercised certain termination rights under the then existing terms of the merger agreement.

        On the afternoon of April 9, 2004, Seacoast's board of directors met to consider the proposed amendment to the terms of the merger agreement. At this meeting, Mr. Champagne, together with Ryan Beck and Goodwin Procter, updated the board on the discussions between Seacoast and Sovereign. Ryan Beck made a presentation to the Seacoast board of a financial analysis of the proposed amended merger terms that included the same topics covered in its presentation to the executive committee on April 8, 2004. Representatives of Goodwin Procter then reviewed the draft merger agreement amendment with the board. During a discussion that followed, the Seacoast board of directors considered the proposed amendments to the terms of the merger agreement, the potential benefits and risks associated with the merger, as amended, the financial analysis of Ryan Beck and legal analysis of Goodwin Procter. At the conclusion of the board's deliberations, Ryan Beck delivered an oral opinion concerning the fairness, from a financial point of view, of the merger consideration, as amended, to be received by Seacoast's stockholders as set forth in the merger agreement, as amended. This opinion was confirmed in writing as of April 12, 2004. Following Ryan Beck's oral opinion, the Seacoast board determined that the merger agreement amendment was in the best interests of Seacoast's stockholders and, by the unanimous vote of all directors present, the Seacoast board approved the amendment to the merger agreement and the transactions contemplated by the merger agreement, as amended, authorized management to enter into the amendment to the merger agreement, and recommended that the Seacoast stockholders vote their shares in favor of approving the merger agreement, as amended by the merger agreement amendment, and transactions contemplated thereby.

        Prior to the opening of the financial markets on the morning of April 12, 2004, Sovereign and Seacoast executed the amendment to the merger agreement and, later that morning, Sovereign issued a press release publicly announcing the transaction.

Reasons for the Merger: Seacoast's Board of Directors

        After careful consideration, Seacoast's board of directors determined that the merger agreement is advisable and in the best interests of Seacoast's stockholders. Accordingly, the Seacoast board of directors approved the merger agreement and the merger, and unanimously recommends that Seacoast stockholders vote "FOR" approval of the merger agreement and the merger.

        Seacoast's board of directors consulted with senior management and Seacoast's financial and legal advisors and considered a number of factors, including those set forth below, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement and to unanimously recommend that Seacoast's stockholders vote "FOR" approval of the merger agreement and the merger.

        The following discussion of Seacoast's reasons for the merger contains a number of forward-looking statements that reflect the current views of Seacoast with respect to future events that may have an effect on its future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed under the section entitled "Cautionary Statements Regarding Forward-Looking Statements" on page 29 of this proxy statement/prospectus.

        Status of the Banking Industry.    The Seacoast board of directors considered the current and prospective economic, regulatory and competitive climate facing Seacoast and independent regional banking organizations generally, including margin pressure, minimal deposit growth, rising expenses, slowing revenue growth, the importance of capitalizing on developing opportunities in the banking and finance industries, the pace and scope of consolidation in the banking industry and competition from larger institutions. In particular, the Seacoast board focused on the pace of consolidation in the New England banking industry and the reduced number of potential attractive acquirors as a result of recent merger announcements, particularly the Bank of America/FleetBoston Financial Corporation merger. The board also noted the growing difficulties that bank holding companies, such as Seacoast, and banks, such as CompassBank and Nantucket Bank, were facing reconciling the sometimes conflicting requirements of multiple bank and bank holding company regulatory regimes. The Seacoast board also considered the challenges facing Seacoast in remaining an independent banking institution, the lack of opportunities for growth through acquisitions and the difficulties in enhancing stockholder value through acquisitions. The Seacoast board also took into account the increasing uncertainties in operating a banking institution in Massachusetts, as made evident by the change to Massachusetts tax law on March 5, 2003, retroactive to tax years ending on or after December 31, 1999, which specifically denies the deductions for dividends received from a real estate investment trust (REIT).

        Review of Prospects of Remaining Independent.    Seacoast's board of directors considered Seacoast's financial condition, results of operations and business and earning prospects if it were to remain an independent entity. Ultimately, the Seacoast board recognized a number of factors that could have a negative impact on Seacoast if it remained independent, including:

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  expectations of increases in withdrawals from deposit accounts as the economy improves from its recent performance and alternative investment vehicles, including stocks, become more attractive to customers;

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  recent accounting changes that may potentially have an adverse impact on the regulatory capital treatment of trust preferred securities;

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  the cumulative seniority of Seacoast's board of directors and senior management, which, although historically a valued corporate asset, was likely to result in significant turnover in the near future due to expected retirements. In addition, combined with the increasing need for new management personnel (due to regulatory requirements and Seacoast's recent growth due to the Bay State Bancorp, Inc. and Abington acquisitions), these factors would likely require a substantial management restructuring in the intermediate future;

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  the increasing need for, and attendant costs involved in, technological advances, particularly with respect to provisions for customer services, especially in light of the larger size of many of Seacoast's competitors and the greater resources available to them; and

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  increasing competition from credit unions, which possess federal and state tax advantages Seacoast is unable to match.

        Review of Historical Performances.    Together with management and its financial advisors, the Seacoast board of directors reviewed and considered the respective businesses, operations, asset quality, financial condition, earnings, strategic business plans, competitive positions and stock price performance of Seacoast and Sovereign. The Seacoast board considered Sovereign's history of successful acquisitions and its ability to integrate the business and operations of acquired companies. The Seacoast board also noted the relative larger market capitalization and attendant higher trading volumes of Sovereign common stock as compared to Seacoast common stock.

        Compatibility of Cultures.    The Seacoast board of directors considered the compatibility of the banking cultures and business and management philosophies of the two companies, particularly with respect to customer service, efficiency, credit quality, product diversification, the meeting of local banking needs and the companies' compatible management teams. The Seacoast board also took account of the management techniques and vision of Sovereign's senior management (and, in particular, Jay Sidhu, chairman, president and chief executive officer of Sovereign and Sovereign Bank), including the focus and support other employees have brought to the attainment of Sovereign's goals. The Seacoast board noted that, notwithstanding the rapid growth and current size of Sovereign, it maintained committed to the individual regions it covered and to providing its customers with services and products typical of community banks.

        Projected Strength of Combined Entity.    The Seacoast board of directors considered the projected market capitalization and market position of the combined entity (and in particular the increasing importance of economies of scale and access to greater financial resources to capitalize on opportunities in the banking and financial services markets), the diversification of the companies' asset and deposit bases, the introduction of several new products and services not presently offered by Seacoast, and the ability of the combined entity to compete more effectively and have more access to branch offices in New England and the Mid-Atlantic states (and, in particular, Southeastern Massachusetts, Cape Cod and the islands of Martha's Vineyard and Nantucket). The Seacoast board noted these factors could also lead to the combined entity being viewed as an attractive acquisition target in the future.

        Geographic Fit of Branch Networks.    The Seacoast board of directors considered the geographic gap in Sovereign's branch network that is filled by Seacoast's branch network and would provide Sovereign with    total branches, and the effect that such complementary (and non-easily replicable) geographic coverage would have on the combined enterprise's ability to prosper in its banking market.

        Projected Cost Savings.    The Seacoast board of directors considered the pro forma financial effects of the proposed transactions, including the potential cost savings (resulting from back office efficiencies, consolidations and other cost savings) and enhanced revenue anticipated from the merger and the effects of the merger on the risk-based and leverage capital ratios of the combined company and its subsidiary banks. It was also noted that the data processing conversion, in particular, could result in cost savings and be relatively simple since both Sovereign and Seacoast use the same platforms.

        Effects on Employees and Customers.    The Seacoast board of directors considered the likely impact of the proposed merger on the employees and customers of Seacoast and its subsidiaries on the communities in which Seacoast presently conducts its business and on Seacoast's other constituencies. Considered especially were the expanded range of financial services the combined company would be well situated to offer. In particular, the Seacoast board of directors considered the potential that a merger with Sovereign might be expected to provide Seacoast employees with continued employment, career advancement and other benefits that might not be available to the employees if Seacoast were to remain independent.

        Merger Consideration.    Seacoast's board of directors considered the amount and form of the consideration offered by Sovereign in relation to the estimated value of Seacoast common stock and the results that could be obtained by Seacoast's continuing to operate independently. In particular the Seacoast board of directors considered the premium represented by the consideration to be offered to the holders of Seacoast common stock in the merger (the assumed consideration valuation of $35.00 represented a premium of 14% to the trading price of Seacoast common stock of $30.62 on January 23, 2003 and a 27.5% premium to Seacoast's previous three month trading price average of $27.45). The Seacoast board also considered that the structure of the merger consideration would provide Seacoast stockholders the ability to elect to receive either cash or shares of Sovereign common stock (or a combination of cash and shares), subject to allocation and proration procedures such that 75% of the outstanding shares of Seacoast common stock would be converted into the right to receive shares of Sovereign common stock and 25% of the outstanding shares of Seacoast common stock would be converted into the right to receive cash. The Seacoast board considered the fact that Seacoast stockholders who elect to receive stock would have the ability to continue to participate in the growth of the combined company on a tax-deferred basis and also would benefit as a result of the significantly greater liquidity of the trading market for Sovereign common stock and that Seacoast stockholders who desire immediate liquidity could elect to receive cash, noting that the receipt of cash could be taxable to such stockholders. In addition, the Seacoast board noted that the exchange ratio provides that Seacoast stockholders will receive at least $35.00 of Sovereign common stock in the merger if the price of Sovereign common stock is between $21.56 and $23.96 on the determination date, and that the Seacoast stockholders would receive shares of Sovereign common stock or cash having a value in excess of $35.00 per share in the event that the price of the Sovereign common stock as of the determination date exceeds $23.96. The board considered the fact that, if the price of Sovereign common stock drops by more than 10% to less than $21.56, Seacoast stockholders would receive less than $35.00 and, furthermore, if the Sovereign common stock price declined in value to $20.37, Seacoast stockholders would receive consideration value of $33.55 per share (at which point Seacoast would be able to exercise its right to terminate the merger agreement, subject to Sovereign's "top-up" rights). The Seacoast board also recognized that this 10% downside collar that Sovereign was willing to provide signaled that (1) Sovereign expressed confidence in the potential for the Sovereign common stock price to increase in the future and (2) Sovereign recognized that upward price movement in its stock price shortly prior to the announcement of the merger agreement was probably due to an assumed acquisition premium.

        Advice from Seacoast's Financial Advisor.    Among other factors considered, Seacoast's board of directors also considered the presentations made by Ryan Beck with respect to the proposed consideration to be offered to the holders of Seacoast common stock in the merger. The Seacoast board of directors considered Ryan Beck's oral opinion, which was subsequently confirmed in writing, that as of the date of its opinion, the consideration offered to Seacoast stockholders in the merger as provided and described in the merger agreement, as amended, was fair to the Seacoast stockholders from a financial point of view. The full text of this opinion is attached to this proxy statement/prospectus as Annex C.

        Certain Terms of the Merger Agreement.    In evaluating the adequacy of the consideration to be received, the Seacoast board of directors considered the terms of the merger agreement, including the following:

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  the provisions that provide that Seacoast stockholders will receive value equal to 1.461 times the price of the Sovereign common stock as of the determination date for each share of Seacoast common stock, regardless of whether a Seacoast stockholder elects to receive cash or stock;

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  the provisions that provide for 10% downward price protection, such that Seacoast stockholders will receive $35.00 of value per share if the price of the Sovereign common stock as of the determination date is between $21.56 and $23.96, regardless of whether a Seacoast stockholder elects to receive cash or stock;

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  the provisions that provide that Seacoast stockholders will receive a blended value per share equal to (1) 75% times 1.623 times the price of Sovereign common stock as of the determination date plus (2) $8.75, if the price of Sovereign common stock as of the determination date is equal to or less than $21.56, regardless of whether a Seacoast stockholder elects to receive cash or stock;

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  the provisions pertaining to Seacoast's ability in certain circumstances to withdraw its recommendation of the merger to the Seacoast stockholders and Seacoast's ability to recommend another transaction to the Seacoast stockholders and pursue such transaction in certain circumstances;

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  the provisions providing for the Seacoast board of directors to terminate the merger agreement if the value of Sovereign common stock declines by more than 15% from its price after the announcement of the merger agreement and underperforms by 15% or more an index of peer banking companies during the same time period;

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  the provisions excluding the effects of the Seacoast/Abington merger for purposes of determining whether a material adverse effect has occurred;

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  the provisions providing for Seacoast to designate one person reasonably acceptable to Sovereign (it being agreed that Seacoast's chief executive officer, Kevin G. Champagne, currently a director and the president and chief executive officer of Seacoast, is acceptable) to be appointed to the board of directors of either Sovereign or Sovereign Bank;

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  the provisions providing salary and benefits continuation for Seacoast employees whose employment is terminated following the merger;

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  the provisions providing protection of employee benefits; and

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  the representations, warranties and covenants of Sovereign.

        The Seacoast board noted that the termination fee provision of the merger agreement could have the effect of discouraging alternative proposals for a business combination between Seacoast and a third party. However, the board of directors concluded that the amount of the fee that Seacoast would be obligated to pay and the circumstances under which it may be payable are typical for transactions of this size and type, are not likely to discourage any such proposals and were necessary to induce Sovereign to enter into the merger agreement.

        Limited Closing Conditions and Likelihood of Obtaining Approval.    The Seacoast board of directors considered the limited nature of the closing conditions included in the merger agreement and the likelihood of obtaining the regulatory and stockholder approvals that would be required in order to complete the merger within a reasonable timeframe. The Seacoast board noted that approval of the merger by Sovereign's shareholders is not required.

        Tax Treatment of Merger.    The Seacoast board of directors considered the treatment of the merger as a tax-free reorganization for United States federal income tax purposes. The Seacoast board also noted that generally Seacoast common stockholders receiving Sovereign common stock solely in exchange for shares of Seacoast common stock are not expected to recognize gain or loss for United States federal income tax purposes in connection with the receipt of such Sovereign common stock. However, Seacoast common stockholders generally would recognize gain or could recognize loss for federal income tax purposes if they receive cash in exchange for their shares of Seacoast common stock or instead of any fractional share of Sovereign common stock they would otherwise be entitled to receive.

        Dividend Dilution.    The Seacoast board of directors considered the expected decrease in dividends to Seacoast stockholders, based upon the historical dividends paid by each of Sovereign and Seacoast and the expected exchange ratio in the merger.

        In considering the opinion of Ryan Beck, that the consideration to be received by the Seacoast stockholders pursuant to the merger agreement, as amended, was fair to the Seacoasts stockholders from a financial point of view, the Seacoast board took into account that the various types of financial analyses ordinarily used to support this type of opinion inevitably have limitations. These limitations were explained to the Seacoast board by Ryan Beck at the time the Seacoast board considered and approved the merger agreement and the merger.

        The foregoing discussion of the information and factors considered by Seacoast's board of directors, while not exhaustive, includes the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, Seacoast's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight or values to any of these factors and individual directors may have given different weights to different factors.

Recommendation of Seacoast's Board of Directors

        The board of directors of Seacoast believes that the terms of the merger are advisable and in the best interests of Seacoast and has approved the merger agreement and the merger. Accordingly, the Seacoast board unanimously recommends that you vote "FOR" approval of the merger agreement and the merger.

Reasons for the Merger: Sovereign's Board of Directors

        Sovereign's board of directors, with the assistance of Sovereign's management and legal and financial advisors, considered the following factors in concluding that the merger was in the best interest of Sovereign:

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  its understanding of Sovereign's business, operations, financial condition, earnings and prospects and Seacoast's business, operations, financial condition, earnings and prospects, including Seacoast's unique franchise in the region in which it operates;

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  its understanding of the current and prospective environment in which Sovereign and Seacoast operate, including regional and local economic conditions, the competitive environment for financial institutions generally and continuing consolidation in the financial services industry, and the likely effect of these factors on Sovereign after giving effect to the merger;

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  its understanding of the historical and current financial performance and condition, business operations, capital level and asset quality of Seacoast, unaudited summary pro forma financial information giving effect to the merger and the prospects of Sovereign and Seacoast on a combined basis, based on stated assumptions;

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  that the merger is expected to produce a top four market share position in each of the five fastest growing counties and the five largest counties in Massachusetts;

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  its understanding that the merger should be accretive to incremental earnings per share and to Sovereign's various capital ratios and its review of an accretion/dilution analysis;

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  its understanding that the merger is consistent with Sovereign's vision, mission and critical success factors;

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  its understanding of the favorable demographics present in Seacoast's existing franchise and the potential for penetration into contiguous markets;

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  its understanding of the potential for cost reductions, revenue enhancements, the anticipated level of reorganization, restructuring and integration expense;

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  the historical and current market prices of Sovereign common stock and Seacoast common stock on relevant dates;

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  the structure of the merger and the financial and other terms of the merger, including the stock/cash mix, the exchange ratio, asymmetrical collar, the ability of Seacoast to terminate the merger in the event of a significant decline in the value of Sovereign common stock and the expectation of Sovereign's legal advisors that the merger will qualify as a merger of a type that is generally tax-free to stockholders for United States federal income tax purposes;

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  its understanding of the likelihood that the regulatory approvals needed to complete the merger would be obtained and the possibility that a third party would successfully propose an alternative transaction;

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  its review of comparable transaction data and other analyses customarily reviewed in determining the appropriateness of exchange ratios; and

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  its review of the terms of the merger agreement with Sovereign's legal advisors;

        Sovereign's board of directors also considered potential risks associated with the merger, including (1) the challenges of integrating Seacoast's businesses, operations and workforce with those of Sovereign, (2) the conversion of Seacoast's and Abington's systems into Sovereign's systems, (3) the need to obtain Seacoast stockholder and regulatory approvals in order to complete the merger, (4) the risks associated with achieving anticipated cost savings, potential revenue enhancements and other potential financial benefits within expected time frames as well as with maintaining reorganization, integration and restructuring expense at anticipated levels, (5) the risk that final purchase price allocations based on the fair value of the acquired assets at acquisition date and related adjustments to yield and/or amortization schedule of acquired assets and liabilities are materially different than those assumed and (6) the risk of a precipitous drop in Sovereign's stock price.

        The foregoing summary of the information and factors considered by Sovereign's board of directors with the assistance of management and its legal and financial advisors is not exhaustive, but includes all material factors considered by the Sovereign board of directors. In view of the wide variety of factors considered by Sovereign's board of directors in connection with its evaluation of the merger and the complexity of these matters, the Sovereign board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors which it considered in reaching its decision. Sovereign's board of directors evaluated the factors described above and reached a consensus that the merger was advisable and in the best interests of Sovereign. In considering the factors described above, individual members of the Sovereign board of directors may have given different weights to different factors.

        The foregoing discussion contains a number of forward-looking statements that reflect the current views of Sovereign with respect to future events that may have an effect on its future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed under the section entitled "Cautionary Statements Regarding Forward-Looking Statements" on page 29 of this proxy statement/prospectus.

Opinion of Seacoast's Financial Advisor

        Ryan Beck acted as financial advisor to Seacoast in connection with its potential acquisition by Sovereign pursuant to the merger agreement. Ryan Beck began working with Seacoast on this engagement in November 2003, and on January 22, 2004 Seacoast memorialized in writing its agreement with Ryan Beck to act as its financial advisor with respect to an evaluation of alternative courses of action to maximize long-term stockholder value, including a potential sale of Seacoast. Ryan Beck, as a customary part of its business, is continually engaged in the valuation of banks, bank holding companies, savings and loan associations, savings banks and savings and loan holding companies in connection with mergers, acquisitions and other securities-related transactions. Ryan Beck has knowledge of, and experience with, the banking market in which Seacoast operates and banking organizations within this market, and was selected by Seacoast because of Ryan Beck's knowledge of, experience with, and reputation in the financial services industry.

        On January 25, 2004, the Seacoast board of directors held a meeting to evaluate the proposed merger with Sovereign. In its capacity as Seacoast's financial advisor, Ryan Beck participated in the negotiations with respect to the pricing and other terms and conditions of the merger, but the decision as to whether to accept the Sovereign proposal and the pricing of the merger was made by the board of directors of Seacoast. At the January 25th meeting, Ryan Beck rendered an oral opinion to Seacoast's board and subsequently confirmed that opinion in writing as of January 25, 2004, that based on and subject to the assumptions, factors, and limitations set forth in the opinion given at that time, the consideration offered to Seacoast stockholders was fair from a financial point of view. At a Seacoast board of directors meeting held on April 9, 2004, Ryan Beck reviewed the impact of the proposed amendment to the merger agreement and reviewed certain procedures it had performed to update its analysis and rendered an oral opinion to Seacoast's board, that based on and subject to the assumptions, factors, and limitations set forth in the opinion and described below, the consideration offered to Seacoast stockholders in the merger as provided and described in the merger agreement, as amended in the proposed amendment, is fair to the holders of Seacoast common stock from a financial point of view. Ryan Beck subsequently confirmed the opinion in writing as of April 12, 2004 (a copy of which is attached as Annex C to this proxy statement/prospectus) based on the amendment to the merger agreement. No limitations were imposed by the Seacoast board of directors upon Ryan Beck with respect to the investigations made or procedures followed by it in arriving at its opinion.

        Seacoast has the right, during the five business day period commencing with the determination date, to terminate the merger agreement if the average final price of Sovereign common stock on the determination date is less than $20.37 (representing a 15% decline from the $23.96 average closing sales price of Sovereign common stock during the 15 consecutive trading days ended on January 23, 2004) and the decline in the average final price of Sovereign common stock since January 23, 2004 is at least 15% (as further defined in the merger agreement) more than the change during the same period in a peer index group ratio of 10 other bank and thrift holding companies. Even if Seacoast elects to terminate the merger agreement, the merger may still be completed if Sovereign, at its option, chooses to "top up" or increase the consideration payable to stockholders of Seacoast by increasing, with cash, the consideration so that such stockholders receive consideration with an effective value of $33.55 for each share of Seacoast common stock outstanding. It is not possible to know until the determination date if the average final price will be less than $20.37 or if the decline in the price of Sovereign common stock will be 15% more than the change in the index group ratio. Ryan Beck cannot predict whether or not the Seacoast board would exercise its right to give notice to Sovereign that Seacoast desired to terminate the merger, or whether Sovereign would exercise its "top-up" right, if these conditions were met. Ryan Beck's opinion does not address the fairness from a financial point of view of the consideration offered to Seacoast stockholders by Sovereign if the above price conditions have been met and the incremental additional amount of cash is not paid. For more information about the right of Seacoast to terminate the merger agreement in these circumstances, including Sovereign's "top-up" right, see the section entitled "The Merger—Seacoast Price Termination Right and Sovereign "Top-Up' Right" beginning on page 66 of this proxy statement/prospectus.

        Sovereign's closing stock price on April 8, 2004 (the last trading day prior to announcement of the amendment to the merger agreement) was $21.05, or 12.15% below the $23.96 average final price of Sovereign common stock on January 23, 2004, the day prior to announcement of the merger agreement and has subsequently declined to $19.97 as of April 27 2004, or 16.65% below $23.96 but has only declined 10.63% relative to the index.

        The full text of Ryan Beck's opinion, which sets forth assumptions made and matters considered, is attached as Annex C to this proxy statement/prospectus. You are urged to read the attached Ryan Beck opinion in its entirety. The Ryan Beck opinion is directed only to the financial fairness of the consideration offered to Seacoast stockholders in the merger as provided and described in the merger agreement, as amended on April 12, 2004, and does not constitute a recommendation to any stockholder as to how any Seacoast stockholder should vote at the special meeting. We have not considered, nor are we expressing any opinion herein with respect to, the price at which Sovereign's common stock will trade following completion of the merger. The summary of the Ryan Beck opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Ryan Beck opinion. In rendering its opinion, Ryan Beck does not admit that it is an expert within the meaning of the term "expert" as used within the Securities Act and the rules and regulations promulgated thereunder, or that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act and the rules and regulations promulgated thereunder.

        Material and Information Considered with Respect to the Proposed Merger.    In connection with its opinion, Ryan Beck reviewed the following information:

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  the merger agreement and related documents;

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  the amendment to the merger agreement;

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  this proxy statement/prospectus;

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  the proxy statement/prospectus and proxy statement/prospectus supplement related to the Seacoast/Abington merger;

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  the proxy statement/prospectus related to the Sovereign/First Essex merger;

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  the prospectus supplement related to Sovereign's convertible trust preferred securities offering dated February 19, 2004;

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  Sovereign's 2003 year-end earnings release on Form 8-K dated January 21, 2004;

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  Sovereign's pre-earnings release on Form 8-K dated April 7, 2004;

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  Seacoast's 2003 year-end earnings release on Form 8-K dated January 28, 2004;

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  Sovereign's annual reports on Form 10-K for the years ended December 31, 2003, 2002, 2001 and 2000;

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  Sovereign's quarterly reports on Form 10-Q for the periods ended September 30, 2003, June 30, 2003 and March 31, 2003;

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  Sovereign's proxy statements for its annual meeting of shareholders held on April 24, 2003 and its annual meeting of shareholders held on April 22, 2004;

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  Seacoast's annual reports on Form 10-K for the years ended December 31, 2003, 2002, 2001 and 2000;

  •
  Seacoast's quarterly reports on Form 10-Q for the periods ended September 30, 2003, June 30, 2003 and March 31, 2003;

  •
  Seacoast's proxy statement dated May 20, 2003;

  •
  the historical stock prices and trading volume of Sovereign's common stock;

  •
  other operating and financial information provided to Ryan Beck by the management of Sovereign relating to its business and prospects;

  •
  the publicly available financial data of commercial banking and thrift organizations which Ryan Beck deemed generally comparable to Sovereign;

  •
  the historical stock prices and trading volume of Seacoast's common stock;

  •
  other operating and financial information provided to Ryan Beck by the management of Seacoast relating to its business and prospects;

  •
  the publicly available financial data of commercial banking and thrift organizations which Ryan Beck deemed generally comparable to Seacoast; and

  •
  the terms of acquisitions of commercial banking and thrift organizations which Ryan Beck deemed generally comparable in whole or in part to Seacoast.

        Additionally, Ryan Beck:

  •
  conducted or reviewed such other studies, analyses, inquiries and examinations as it deemed appropriate;

  •
  analyzed the impact of the merger on Sovereign;

  •
  considered the future prospects of Seacoast in the event it remained independent; and

  •
  met with certain members of Seacoast's and Sovereign's senior management to discuss Seacoast's and Sovereign's past and current business operations, regulatory standing, financial condition, strategic plan and future prospects, including any potential operating efficiencies and synergies, which may arise from the merger.

        In connection with its review, Ryan Beck relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding Seacoast, Sovereign and their respective subsidiaries that was publicly available or provided to Ryan Beck by Seacoast and Sovereign and their respective representatives. Ryan Beck is not an expert in the evaluation of allowances for loan losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the consolidated balance sheets of Seacoast and Sovereign as of December 31, 2003, and Ryan Beck assumed such allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of such financial statements. Ryan Beck discussed certain operating forecasts and financial projections (and the assumptions and bases therefore) with the managements of Seacoast and Sovereign. Ryan Beck assumed that such forecasts and projections reflected the best currently available estimates and judgments of management. In certain instances, for the purposes of its analyses, Ryan Beck made adjustments to such forecasts and projections, which in Ryan Beck's judgment were appropriate under the circumstances. Ryan Beck was not retained to, nor did it, make any independent evaluation or appraisal of the assets or liabilities of Seacoast or Sovereign or of their respective subsidiaries. Ryan Beck did not review any loan files of Seacoast or Sovereign or of their respective subsidiaries. Ryan Beck also assumed that the merger in all respects is, and will be, undertaken and completed in compliance with all laws and regulations that are applicable to Sovereign and Seacoast.

        The preparation of a fairness opinion for a transaction such as the merger involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, Ryan Beck's opinion is not readily susceptible to summary description. In arriving at its opinion, Ryan Beck performed a variety of financial analyses. Ryan Beck believes that its analyses must be considered as a whole and the consideration of portions of such analyses and the factors considered therein, or any one method of analysis, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Ryan Beck's opinion. No one method of analysis was assigned a greater significance than any other.

        The forecasts and projections discussed with Ryan Beck were prepared by the management of Seacoast without input or guidance by Ryan Beck. Seacoast does not publicly disclose internal management projections of the type provided to Ryan Beck in connection with the review of the merger. Such projections were not prepared with a view towards public disclosure. The public disclosure of such projections could be misleading since the projections were based on numerous variables and assumptions which are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

        In its analyses, Ryan Beck made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Seacoast or Sovereign. Any estimates contained in Ryan Beck's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals nor do they necessarily reflect the prices at which companies or their securities may actually be sold.

        Ryan Beck's opinion was based solely upon the information available to it and the economic, market and other circumstances, as they existed as of the date of the opinion. Ryan Beck did not and does not express any opinion as to the price or range of prices at which Sovereign's common stock might trade subsequent to the merger. Events occurring after such date could materially affect the assumptions and conclusions contained in Ryan Beck's opinion. Ryan Beck has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its April 12, 2004 opinion.

        The following is a brief summary of the analyses and procedures performed by Ryan Beck in the course of arriving at its opinion. The summary does not purport to be a complete description, but is a brief summary of the material analyses and procedures performed by Ryan Beck in the course of arriving at its opinion.

        Analysis of Selected Publicly Traded Companies.    Ryan Beck compared Seacoast's financial data as of September 30, 2003, to a peer group of 12 selected bank and thrift holding companies with assets between $3 billion and $8 billion located in the New England and Mid-Atlantic regions of the United States for which public trading and pricing information was available. Ryan Beck deemed this group to be generally comparable to Seacoast.

        The results of the comparisons are reflected in the following table. The financial data and ratios shown in the table are as of or for the latest 12-month period available, and the market valuation multiples are based on market prices as of January 21, 2004.

	Seacoast Financial (1)(3)	Peer Average (1)	Peer Median (1)(3)
Capitalization
Total Assets (000s)	$4,476,594	$4,639,510	$4,495,694
Total Deposits (000s)	2,988,479	3,097,820	2,830,463
Total Shareholders' Equity (000s)	382,891	453,864	391,757
Total Equity/Assets	8.55%	10.22%	9.11%
Tangible Equity/Tangible Assets	6.00	8.97	7.27
Tier I Capital/Risk-Adj Assets	11.50	13.69	12.49
Total Capital/Risk-Adj Assets	12.82	15.31	14.15
Total Borrowings/Total Assets	24.01	21.20	19.82
Asset Quality
Non-Performing Loans/Loans	0.47	0.48	0.55
Loan Loss Reserves/NPLs	258.10	262.71	264.97
Loan Loss Reserves/Loans	1.22	1.30	1.25
Non-Performing Assets/Assets	0.38	0.30	0.34
Non-Performing Assets/Equity	4.42	3.41	3.23
Loan & Deposit Composition
Total Loans/Total Assets	78.95	58.04	57.55
Total Loans/Deposits	118.27	87.34	88.11
1-4 Family Loans/Total Loans	59.11	35.93	38.12
5+ Family Loans/Total Loans	0.33	9.07	1.99
Construction & Dev. Loans/Total Loans	3.36	4.75	3.95
Other Real Estate Loans/Total Loans	10.67	22.09	20.79
Real Estate Loans/Total Loans	73.47	72.04	72.27
Consumer Loans/Total Loans	23.58	10.70	8.48
Commercial Loans/Total Loans	2.92	12.80	13.91
Non-Interest Bearing Dep./Total Deposits	9.39	11.21	11.72

Transaction Accounts/Total Deposits	62.82		67.10		64.32
Total CD's/Total Deposits	37.18		32.90		35.68
Time Deposits > $100,000/Total Deposits	9.91		7.88		7.25
Performance
Return on Average Assets (2)	0.73%		1.04%		1.15%
Return on Average Equity (2)	8.54		11.56		12.76
Net Interest Margin	3.59		3.62		3.54
Yield/Cost Spread	3.29		3.32		3.21
Yield on Interest Earning Assets	5.95		5.56		5.56
Cost of Interest Bearing Liabilities	2.66		2.24		2.31
Non Interest Income/Average Assets	0.40		1.13		1.12
Non Interest Expense/Avg Assets	2.08		2.73		2.83
Efficiency Ratio	54.61		60.15		58.45
Growth Rates
Asset Growth	20.25		10.07		7.18
Loan Growth Rate	22.92		8.51		8.04
Deposit Growth Rate	22.80		4.11		3.56
Revenue Growth Rate	13.09		6.56		4.14
EPS Growth Rate	(23.08)		16.54		12.27
Market Statistics
Stock Price at January 21, 2004	$29.97
Price/LTM EPS	24.98	x	17.55	x	15.99	x
Price/2004 EPS	17.95		17.81		15.66
Price/Book Value	201.41%		200.15%		197.61%
Price/Tangible Book Value	294.98		262.41		244.17
Market Capitalization ($M)	$771.39		$883.22		$805.86
Dividend Yield	1.74%		2.50%		2.52%

(1)
As of or for the latest available twelve-month period. Excludes impact of pending acquisitions.

(2)
Includes one-time expense related to retroactive REIT taxation in Massachusetts. Excluding this one-time expense ROAA and ROAE for Seacoast are 0.88% and 10.25%, respectively.

(3)
Data Source: SNL Financial.

        Ryan Beck noted that Seacoast's loan mix is significantly different than that of the peer group. Approximately 10.67% of Seacoast's loans are commercial real estate loans, about half the peer group median of 20.79%. Seacoast's commercial and industrial loans, at 2.92% of total loans, was well below the peer median of 13.91%. Approximately 23.58% of Seacoast's loans are consumer loans versus the peer group median of 8.48% and Seacoast's residential mortgage loans (1-4 family loans) represent approximately 59.11% of its total loan portfolio versus approximately 38.12% for the peer group median. Seacoast's level of non-interest bearing demand deposits, at approximately 9.39% of total deposits, is slightly below its peer median of 11.72%.

        Ryan Beck noted that the performance of Seacoast as measured by return on average assets and return on average equity as publicly reported (0.73% and 8.54%, respectively) and as adjusted for one-time retroactive REIT tax expense (0.88% and 10.25%, respectively), was below that of the peer group median (1.15% and 12.76%, respectively) despite a net interest margin in line with its peers and a lower efficiency ratio (54.61% vs. the peer median of 58.45%). Contributing to the below peer level returns, Seacoast's non-interest income as a percentage of average assets of 0.40% was significantly lower than the peer median of 1.12%.

        Additionally Ryan Beck noted that Seacoast's level of non-performing loans, measured as a percentage of total loans, at 0.47% is below the peer median of 0.55%. At 1.22% and 258.1%, respectively, Seacoast maintains a level of loan loss reserves as a percentage of total loans and as a percentage of non-performing loans, in line with the peer median of 1.25% and 264.97%, respectively. Seacoast's tangible equity to tangible assets ratio of 6.00% is below the peer median of 7.27%.

        Lastly, Ryan Beck noted that shares of Seacoast's common stock were trading at a higher multiple to both its latest 12-month earnings per share (24.98x) and its 2004 estimated earnings per share (17.95x) than the peer medians (15.99x and 15.66x, respectively). Seacoast shares trade in line with the peer median as a percentage of book value (201.41% versus the peer group median of 197.61%) and at a premium to the peer median as a percentage of tangible book value (294.98% versus the peer group median of 244.17%). Seacoast's dividend yield of 1.74% was below the peer median of 2.52%.

        Ryan Beck compared the financial data for Sovereign to that of a peer group of 13 selected bank and thrift holding companies located in the New England and Mid-Atlantic regions of the United States with assets between $10 billion and $100 billion for which public trading and pricing information was available. Ryan Beck deemed this group to be generally comparable to Sovereign.

	Sovereign (1)(2)	Peer Median (1)(2)
Capitalization
Total Assets (000s)	$43,505,329	$22,985,000
Total Deposits (000s)	27,344,008	17,901,185
Total Shareholders' Equity (000s)	3,260,406	1,839,000
Total Equity/Assets	7.49%	9.11
Tangible Equity/Tangible Assets	4.65	5.41
Total Borrowings/Total Assets	28.04	20.02
Asset Quality
Non-Performing Loans/Loans	0.76	0.47
Loan Loss Reserves/NPLs	164.46	285.51
Loan Loss Reserves/Loans	1.25	1.38
Non-Performing Assets/Assets	0.51	0.24
Non-Performing Assets/Equity	6.76	2.50
Loan & Deposit Composition
Total Loans/Total Assets	60.10	49.99
Total Loans/Deposits	95.63	81.67
1-4 Family Loans/Total Loans	42.95	23.66
5+ Family Loans/Total Loans	1.40	1.35
Construction & Developmental Loans/Total Loans	3.43	2.64
Other Real Estate Loans/Total Loans	13.25	10.06
Real Estate Loans/Total Loans	61.02	68.85
Consumer Loans/Total Loans	14.71	3.83
Commercial Loans/Total Loans	24.27	16.48
Non-Interest Bearing Deposits/Total Deposits	15.68	24.77
Performance
Return on Average Assets	0.97	1.37
Return on Average Equity	13.41	15.12
Net Interest Margin	3.32	3.64
Yield/Cost Spread	3.37	3.31

Yield on Interest Earning Assets	5.31		5.19
Cost of Interest Bearing Liabilities	1.94		1.62
Non Interest Income/Average Assets	1.10		1.67
Non Interest Expense/Avg Assets	2.44		2.74
Salary Expense/Total Revenue	22.50		30.12
Occupancy & Equipment Expense/Avg Assets	0.51		0.41
Efficiency Ratio	56.39		53.59
Growth Rates
Asset Growth	9.89		8.17
Loan Growth Rate	14.63		15.40
Deposit Growth Rate	1.84		6.36
Revenue Growth Rate	7.86		9.32
EPS Growth Rate	12.20		4.15
Market Statistics
Stock Price at January 22, 2004	$23.92
Price/LTM EPS	17.33	x	16.53
Price/Estimated 2004 EPS	14.77		14.85
Price/Book Value	215.11%		249.81
Price/Tangible Book Value	357.01		368.21
Market Capitalization ($M)	$7,101.85		$6,555.38
Dividend Yield	0.42%		2.44

(1)
As of or for the latest available twelve-month period. Excludes impact of pending acquisitions.

(2)
Data Source: SNL Financial.

        Ryan Beck noted that, although considered well-capitalized for regulatory capital purposes, Sovereign's capital levels as measured by tangible equity to tangible assets, is below peer levels. Sovereign has a higher percentage of residential mortgage (1-4 family) loans, consumer loans and commercial and industrial loans to total loans relative to the peer group medians.

        Ryan Beck also noted Sovereign has a higher level of non-performing loans measured as a percentage of total loans at 0.76% compared to its peer median of 0.47%. At 1.25%, Sovereign maintains a level of loan loss reserves, measured as a percentage of total loans, below the peer median of 1.38%, resulting in reserve coverage of non-performing loans of 164.46%, which is below the 285.51% median of its peers. Sovereign's level of non-performing assets to assets of 0.51% and non-performing assets to equity of 6.76% are more than twice the peer group medians of 0.24% and 2.50%, respectively.

        Additionally, Ryan Beck noted that the performance of Sovereign as measured by return on average assets (0.97%) and return on average equity (13.41%) was below that of its peer group median (1.37% and 15.12%, respectively). Contributing to the below peer level returns, Sovereign's net interest margin and non-interest income as a percentage of average assets of 3.32% and 1.10%, respectively, were below the peer medians of 3.64% and 1.67%, respectively. Sovereign's asset and loan growth rates over the past 12 months (9.89% and 14.63%, respectively) are in line with the peer group medians (8.17% and 15.40%, respectively) while its last 12-month earnings per share growth rate triples its peers (12.20% versus the peer group median of 4.15%).

        Lastly, Ryan Beck noted that Sovereign common shares were trading at a slightly higher multiple to latest 12-month earnings (17.33x) than its peer group median (16.53x). Sovereign's common shares trade in line with its peers based on its price to 2004 I/B/E/S estimated earnings multiple (14.77x versus the peer group median of 14.85x). As a percentage of book value (215.11% versus peer group median of 249.81%) and tangible book value (357.01% versus peer group median of 368.21%), Sovereign common shares trade at a discount to its peers. Sovereign's dividend yield of 0.42% is significantly lower than the peer group median of 2.44%.

        Analysis of Selected Transactions.    Ryan Beck compared Seacoast's financial data as of December 31, 2003 with:

  (1)
  The six New England bank and thrift transactions announced since January 1, 2003 in which the seller had assets greater than $1 billion and for which pricing data pertaining to the transactions was publicly available;

  (2)
  The 16 New England and Mid-Atlantic bank and thrift transactions announced since January 1, 2003 in which the seller had assets greater than $1 billion and for which pricing data pertaining to the transactions was publicly available; and

  (3)
  The 11 Massachusetts bank and thrift transactions announced since January 1, 2003 for which pricing data pertaining to the transactions was publicly available.

        The following table compares the relative size and capitalization of Seacoast to the median statistic of the sellers in the above three peer groups of announced bank and thrift transactions.

	Seacoast	Peer Group #1 Median	Peer Group #2 Median	Peer Group #3 Median
Total Assets (000s)	$4,476,594	$2,154,887	$2,209,117	$950,600
Tangible Equity/Tangible Assets	6.00%	7.74%	7.14%	8.05%

        Assuming an implied merger consideration value of $35.00 per share, Ryan Beck calculated the merger consideration value as a multiple of Seacoast's December 31, 2003 stated book value, tangible book value, last-twelve-month earnings per share ($1.22), 2004 I/B/E/S median earnings per share estimate ($1.67), tangible book premium over core deposits and premium over January 23, 2004 stock price of $30.74 per share, as follows:

Percentage of stated book value	216%
Percentage of tangible book value	392%
Multiple of last-12-month earnings per share	28.7	x
Multiple of 2004 I/B/E/S median earnings per share estimate	21.0	x
Tangible Book Premium over Core Deposits	25.9%
Market Premium	13.9%

        The median pricing ratios for the comparable transactions are illustrated in the following chart:

	Price/Book Value	Price/Tangible Book Value	Price/LTM Earnings		Price/Est. Earnings		Price/30 days prior price		Core Deposit Premium
Peer Group #1 Median	240.98%	280.81%	20.12	x	19.08	x	1.31	x	24.14%
Peer Group #2 Median	256.33%	280.81%	21.66	x	19.48	x	1.24	x	24.29%
Peer Group #3 Median	247.64%	276.44%	22.41	x	19.08	x	1.28	x	19.74%

        The imputed value of Seacoast, based upon the median pricing ratios of the comparable transactions, as adjusted, can be seen in the chart below:

	Price/Book Value	Price/Tangible Book Value	Price/ LTM Earnings	Price/Est. Earnings	Price/30 days prior price	Core Deposit Premium	Median
Peer Group #1 Median	$38.97	$25.05	$29.58	$31.86	$36.49	$34.38	$33.12
Peer Group #2 Median	$41.45	$25.05	$31.83	$32.53	$34.58	$34.55	$33.54
Peer Group #3 Median	$40.04	$24.66	$32.94	$31.86	$35.89	$29.76	$32.40

        Ryan Beck noted that the value of the consideration being offered to Seacoast's stockholders at $35.00 per share was generally higher than the imputed values of the comparable transactions. No company or transaction used in the Analysis of Selected Publicly Traded Companies and Analysis of Selected Transactions is identical to Seacoast, Sovereign or the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, the analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved, market areas in which the companies operate and other factors that could affect the trading values of the securities of the company or companies to which they are being compared.

        Discounted Dividend Analysis.    Using a discounted dividend analysis, Ryan Beck estimated the present value of the future dividend stream that Seacoast could produce in perpetuity. As a basis for performing this analysis, Ryan Beck utilized the median 2004 I/B/E/S earnings per share estimate for Seacoast of $1.67 and assumed certain enhancements to projected 2005 earnings per share concurrent with certain growth rates provided by management (examples of these enhancements include: balance sheet restructuring in connection with the anticipated integration of Abington, the introduction of new products resulting from the acquisition of Abington, the termination of certain historic compensation expense items pursuant to certain Seacoast equity based compensation programs and an increased focus on tax management opportunities resulting from recent changes in Massachusetts tax law). These projections are based upon various factors and assumptions, many of which are beyond the control of Seacoast. These projections are, by their nature, forward-looking and may differ materially from the actual future values or actual future results for the reasons discussed above. Actual future values or results may be significantly more or less favorable than suggested by such projections. In producing a range of per share Seacoast values, Ryan Beck utilized the following assumptions: discount rates ranging from 10% to 12%, terminal price/earnings multiples ranging from 13x to 15x (which, when applied to terminal year estimated earnings, produces a value which approximates the net present value of the dividends in perpetuity, given certain assumptions regarding growth rates and discount rates) and earnings that include estimated savings in Seacoast's non-interest expense equal to 30.00% in the first year following the merger, and 35.00% in the second year following the merger, with 5.00% growth thereafter. The discounted dividend analysis produced the range of net present values per share of Seacoast common stock illustrated in the chart below:

			Discount Rates
			11%	10%	12%
Terminal Year	13	x	$32.83	$31.44	$30.13
Multiple of	14	x	$34.91	$33.43	$32.03
Earnings	15	x	$36.99	$35.42	$33.93

        Ryan Beck noted that the merger consideration value of $35.00 per share of Seacoast common stock generally exceeds the estimated value derived from the discounted dividend analysis.

        These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of Seacoast common stock. The discounted dividend analysis is a widely used valuation methodology, but Ryan Beck noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, terminal values and discount rates, the future values of which may be significantly more or less than such assumptions. Any variation from actual assumptions used would produce different results.

        Analysis of Break-Even Returns:    Using a break-even analysis, Ryan Beck estimated the earnings growth rate necessary for Seacoast to have a total return, measured on a present value basis, equal to the consideration price they could currently receive in the merger. In producing a range of required earnings growth rates, Ryan Beck utilized the following assumptions: Seacoast's 2003 adjusted earnings per share of $1.46 normalized to exclude the one-time expense related to retroactive taxation on its REIT subsidiary, discount rates ranging from 11% to 17%, terminal year price/earnings multiples ranging from 12x to 18x, 35% dividend payout ratio and a certain assumed growth rate in assets. The break-even analysis produced the range of three-year growth rates illustrated in the table below.

		Discount Rate
	Terminal Year Multiple of Earnings
		11.0%	13.0%	15.0%	17.0%
Trading Market Multiples	12.0x 14.0x	35.3% 29.1%	37.7% 31.4%
Acquisition Multiples	16.0x 18.0x			28.3% 23.6%	30.4% 25.7%

        Ryan Beck noted that Seacoast's strategic plan called for three-year earnings growth rates less than those indicated above. This analysis does not purport to be indicative of actual values or expected values or an appraisal range of the shares of Seacoast common stock. The break-even analysis is a widely used valuation methodology, but Ryan Beck noted that it relies on numerous assumptions, including projected earnings, price/earnings multiples, discount rates, dividend payout ratio and Sovereign's $35.00 offer per share to Seacoast stockholders, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.

        Financial Impact Analysis:    In order to measure the impact of the merger on the combined company's operating results and financial position after the merger, Ryan Beck analyzed the pro forma effects of the merger for 2004. In performing this analysis Ryan Beck utilized a pro forma summary balance sheet and income statement for Sovereign. For its analysis, Ryan Beck used the 2004 analyst publicly reported consensus earnings per share estimate for Sovereign of $1.63. Ryan Beck used the median I/B/E/S 2004 earnings estimate of $1.67 per share for Seacoast. In its analysis, Ryan Beck utilized after-tax cost savings assumptions of approximately $17.7 million in Year 1 (2004) and approximately $21.9 million in Year 2 (2005). That estimate of cost savings was based upon Ryan Beck's judgment and experience in analyzing similar bank and thrift merger transactions. This analysis indicated that the merger would have a slightly dilutive effect on Sovereign's 2004 earnings per share with improvement to break even in 2005. This analysis does not include the impact of any potential revenue enhancements available to the combined entity.

        Ryan Beck analyzed the impact of the merger on Sovereign values per Seacoast share based on the exchange ratio of 1.461 shares of Sovereign common stock for each share of Seacoast common stock. That analysis found that based on such exchange ratio, Seacoast's equivalent projected 2004 earnings per share would increase by approximately 41.07%, stated book value would increase by approximately 16.36% and tangible book value would decrease by approximately 0.61%. Ryan Beck also noted that a Seacoast stockholder would receive pro forma equivalent dividends of $0.15 per Seacoast common share representing a 71.9% decrease to current Seacoast dividends. The actual results achieved may vary materially from the projected results.

        Subsequent Events:    On February 19, 2004 Sovereign sold $800 million of trust preferred securities which are convertible into Sovereign common stock. Ryan Beck reviewed the prospectus supplement dated February 19, 2004 related to this convertible trust preferred offering. On March 9, 2004 Sovereign announced it entered into the Sovereign/Waypoint merger agreement. Ryan Beck, as part of its review of the impact of the proposed Sovereign/Waypoint merger on Seacoast, reviewed Sovereign's Current Report on Form 8-K filed on March 11, 2004 containing the Sovereign/Waypoint merger agreement and related press release as well as Sovereign's related investor presentation and its investor presentation from Keefe Bruyette & Woods' Investor Conference dated March 4, 2004. Ryan Beck also conducted or reviewed such other studies, analyses, inquiries and examinations as it deemed appropriate.

        Ryan Beck reviewed these matters with the Seacoast board of directors on March 11, 2004. This update included, among other items, a summary of the Sovereign/Waypoint merger agreement including the disclosure of Ryan Beck's relationship with Waypoint, the financial terms of the Sovereign/Waypoint merger, financial terms of the trust preferred securities issued by Sovereign and historical financial results of Waypoint. Ryan Beck does not express an opinion as to the fairness of the Sovereign/Waypoint merger to Seacoast stockholders.

        Ryan Beck acted as financial advisor to Waypoint with regard to it entering into the Sovereign/Waypoint merger agreement. Ryan Beck rendered a written opinion to Waypoint's board of directors that the consideration offered to Waypoint shareholders by Sovereign was fair to Waypoint shareholders from a financial point of view.

        In March and April 2004, Sovereign and Seacoast engaged in discussions concerning an amendment to the terms of the merger agreement. The proposed amendment ultimately included adjusting the consideration from 100% stock to 75% stock and 25% cash. Ryan Beck reviewed these matters with the Seacoast board of directors on April 9, 2004. This update included, among other items, a summary of the amended terms of the merger consideration as defined by the merger agreement as proposed to be amended.

        Financial Impact Analysis:    In order to measure the impact of the amended terms of the merger on the combined company's operating results and financial position after the merger, Ryan Beck analyzed the pro forma effects of the amended terms of the merger for 2004. Simultaneously, Ryan Beck also considered the impact of Sovereign's convertible trust preferred offering. This analysis indicated that the merger, on the amended terms, would have a neutral effect on Sovereign's 2004 earnings per share with improvement to approximately $0.02 or 1.07% accretion in 2005. This analysis does not include the impact of any potential revenue enhancements available to the combined entity. The following table shows the pro forma per share equivalent impact on Seacoast stockholders of the merger on January 25, 2004 (Sovereign stock price of $23.96) and April 8, 2004 (Sovereign stock price of $21.05) according to the terms of the original merger agreement and those of the merger agreement, as amended.

	Pro Forma Per Share Equivalent Financial Impact
	Original Agreement		Amended Agreement
	Jan. 4, 2004	April 8, 2004	April 8, 2004
2004 Estimated EPS Accretion	41.07%	54.52%	59.33%
Book Value Accretion	16.36%	26.69%	24.90%
Tangible Book Value Accretion	0.61%	8.79%	0.79%
Dividend Impact (1)	-71.90%	-62.55%	-62.32%

(1)
Sovereign increased its annual dividend from $0.10 to $0.12 to shareholders of record on May 3, 2004.

        On April 9, 2004 Ryan Beck rendered an oral opinion to Seacoast's board that the consideration offered to Seacoast stockholders in the merger as provided and described in the merger agreement, as proposed to be amended, is fair to the holders of Seacoast common stock from a financial point of view. Ryan Beck subsequently confirmed the opinion in writing as of April 12, 2004 (a copy of which is attached as Annex C to this proxy statement/prospectus) based on the merger agreement as finally amended. In connection with Ryan Beck's opinion dated April 12, 2004 and contained in Annex C to this proxy statement/prospectus, Ryan Beck confirmed the appropriateness of its reliance on the analyses used to render its January 25, 2004 written opinion by performing procedures to confirm such analyses and by reviewing the assumptions and conclusions upon which the January 25, 2004 opinion was based. Ryan Beck concluded that there is no material difference between the results of the review on January 25, 2004 and the results of the review performed as of April 12, 2004 except the financial impact analysis addressed above.

        With regard to Ryan Beck's services in connection with the merger, Seacoast paid Ryan Beck a retainer of $50,000, which will be credited against the final advisory fee paid to Ryan Beck. Seacoast will pay an advisory fee equal to 1.00% of the final aggregate consideration in the merger. Based upon the aggregate consideration value of the merger on January 26, 2004, the date of announcement of the merger, Ryan Beck's total fee would be approximately $10,960,000 of which $1,096,000 was paid shortly after signing of the merger agreement with Sovereign. In addition, Seacoast has agreed to reimburse Ryan Beck for its reasonable out-of-pocket expenses, including the fees and disbursements of Ryan Beck's legal counsel, which shall not exceed $20,000 without the prior consent of Seacoast. Seacoast has also agreed to indemnify Ryan Beck and certain related persons against certain liabilities, including liabilities under federal securities law, incurred in connection with its services.

        Ryan Beck has had an extensive investment banking relationship with Seacoast including acting as financial advisor to Seacoast with regard to its pending acquisition of Abington announced on October 20, 2003. Ryan Beck's research department provides published investment analysis on Seacoast and Ryan Beck acts as a market maker in Seacoast common stock and trust preferred securities.

        Ryan Beck has had an investment banking relationship with Sovereign. On December 10, 2001 Ryan Beck acted as one of several co-managers with respect to Sovereign's trust preferred securities offering. Ryan Beck's research department provides published investment analysis on Sovereign. Ryan Beck acts as a "third-market" market maker in Sovereign common stock and acts as a market maker in Sovereign trust preferred securities. In the ordinary course of our business as a broker-dealer, Ryan Beck may actively trade equity and trust preferred securities of Seacoast and equity, trust preferred and debt securities of Sovereign for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

What Seacoast Stockholders Will Receive

        Each share of Seacoast stock that you hold at the effective time of the merger will automatically be exchanged into the right to receive either cash or Sovereign common stock. The amount of cash and/or the number of shares of Sovereign common stock that you will receive in exchange for your shares of Seacoast common stock depends on the average closing sales price of Sovereign common stock as reported on the New York Stock Exchange for the 15 consecutive trading days (the average final price) ending on the day immediately prior to the date (the determination date) that is the later to occur of (1) Seacoast's stockholder meeting to vote on the proposal to approve the merger agreement and the merger or (2) the date of receipt of the last governmental approval required to complete the merger.

        If the average final price of Sovereign common stock on the determination date is:

  •
  equal to or greater than $23.96, then each share of Seacoast common stock will be converted into the right to receive either 1.461 shares of Sovereign common stock or an amount of cash equal to 1.461 multiplied by the average final price on the determination date;

  •
  greater than $21.56 but less than $23.96, then each share of Seacoast common stock will be converted into the right to receive either a number of shares of Sovereign common stock equal to the quotient obtained by dividing $35.00 by the average final price on the determination date or $35.00 in cash; or

  •
  equal to or less than $21.56, then each share of Seacoast common stock will be converted into the right to receive either a number of shares of Sovereign common stock or an amount of cash each having a value on the determination date equal to the sum of (1) 1.21725 times the average final price on the determination date plus (2) $8.75 (the equalization formula).

        The equalization formula will be applied only if the average final price of Sovereign common stock is below $21.56 on the determination date. The equalization formula is designed to provide that, under such circumstances, each Seacoast stockholder, whether receiving cash or Sovereign common stock, will receive for each share of Seacoast common stock that he, she or it owns a blended merger consideration value equal to 75% of the value to be received under the original merger agreement (which originally had a fixed floor exchange ratio of 1.623) plus 25% of $35.00.

        You will not know the exchange ratio (or the value of the cash consideration received instead of stock consideration) until the determination date. On the determination date, the exchange ratio will be fixed. If you receive cash in the merger, the value of the cash consideration you receive will have the same value as the stock consideration had on the determination date. However, if you receive Sovereign common stock as consideration, the value of the stock consideration will fluctuate with the market price of Sovereign common stock between the determination date and the date you actually receive certificates representing such stock and may be higher or lower than the value of the stock consideration on the determination date.

        The market value of the consideration you receive in the merger will be equal to the product of (1) the number of shares of Seacoast common stock that you own, multiplied by (2) the applicable per share exchange ratio determined based on the average final price of Sovereign common stock on the determination date, multiplied by (3) the market value of a share of Sovereign common stock on the effective date.

        In addition, Sovereign will not issue fractional shares of Sovereign common stock to Seacoast stockholders. If you are otherwise entitled to receive a fractional share of Sovereign common stock under the exchange procedure described above, you will instead have the right to receive cash, without interest, in an amount equal to the product of the fraction of a share that would otherwise be due to you and the average closing sales price of Sovereign common stock for the 15 consecutive trading days ending on the trading day preceding the effective date of the merger.

        Regardless of the average final price of Sovereign common stock on the determination date, you may elect to receive all cash, all Sovereign common stock or a combination of cash and Sovereign common stock for your shares of Seacoast common stock.

        Under the terms of the merger agreement, 75% of the outstanding shares of Seacoast common stock will be exchanged for Sovereign common stock and 25% of the outstanding shares of Seacoast common stock will be exchanged for cash consideration, except that the number of shares of Seacoast common stock that will be converted into the right to receive stock may be increased to secure the opinions of legal counsel to each of Seacoast and Sovereign, respectively, that the merger will be treated as a reorganization for federal income tax purposes. In the event that the holders of more than 25% of the outstanding shares of Seacoast common stock elect to receive cash, the number of your shares that you elected to exchange for cash (if any) will be reduced through an allocation formula and the rest of your shares will be exchanged for stock consideration. Similarly, in the event that the holders of more than 75% of the outstanding shares of Seacoast common stock elect to receive Sovereign common stock consideration, the number of your shares that you elected to exchange for Sovereign common stock (if any) will be reduced through an allocation formula and the rest of your shares will be exchanged for cash consideration.

        If you do not make a valid election, you will be deemed to have made an election to receive cash for such number of shares of Seacoast common stock that, when combined with the shares of holders who have elected to receive cash, does not exceed 25% of the outstanding shares of Seacoast common stock, and an election to receive Sovereign common stock for the remainder of your shares of Seacoast common stock.

        You may receive significantly less cash or fewer shares of Sovereign common stock than you elect. For more information about the allocation rules and the potential effects of the allocation procedures described above see the sections entitled "The Merger Agreement—Election and Exchange Procedure" and "The Merger Agreement—Limits on Cash and Stock Consideration and Allocation Rules" on pages 80 and 78, respectively.

Illustrations of Exchange Ratio Application; Value to Be Received and Allocation Procedures

        The market price of a share of Sovereign common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. The following table contains examples of the exchange ratio and the cash and stock consideration that you would receive, based on various hypothetical average final prices of Sovereign common stock on the determination date and the market values of Sovereign common stock on the effective date assuming that you own 100 shares of Seacoast common stock at the effective time of the merger and you elect to receive 50% cash and 50% shares of Sovereign common stock as consideration and no proration occurs. The examples provided assume that the market price of a share of Sovereign common stock on the day the merger is completed is equal to the average final price on the determination date.

	Assumed Average Final Price(1)	Exchange Ratio	Number of Sovereign Shares to be Received	Value of Sovereign Shares to be Received	Cash Payment for Fractional Share(2)	Cash Consideration to be Received	Total Value to be Received Per 100 Shares
	$18.00	1.703	85.150	$1,530.00	$2.70	$1,532.70	$3,065.40
	$18.50	1.690	84.500	$1,554.00	$9.25	$1,563.25	$3,126.50
	$19.00	1.678	83.900	$1,577.00	$17.10	$1,594.10	$3,188.20
	$19.50	1.666	83.300	$1,618.50	$5.85	$1,624.35	$3,248.70
	$20.00	1.655	82.750	$1,640.00	$15.00	$1,655.00	$3,310.00
Termination Right(3)	$20.37	1.647	82.350	$1,670.34	$7.13	$1,677.47	$3,354.94
	$21.00	1.634	81.700	$1,701.00	$14.70	$1,715.70	$3,431.40
	$21.56	1.623	81.150	$1,746.36	$3.23	$1,749.59	$3,499.18
	$21.57	1.623	81.150	$1,747.17	$3.24	$1,750.00	$3,500.41
	$21.58	1.622	81.100	$1,747.98	$2.16	$1,750.00	$3,500.14
	$22.00	1.591	79.550	$1,738.00	$12.10	$1,750.00	$3,500.10
	$22.50	1.556	77.800	$1,732.50	$18.00	$1,750.50	$3,501.00
	$23.00	1.522	76.100	$1,748.00	$2.30	$1,750.00	$3,500.30
	$23.50	1.489	74.450	$1,739.00	$10.58	$1,750.00	$3,499.58
	$23.95	1.461	73.050	$1,748.35	$1.20	$1,750.00	$3,499.55
	$23.96	1.461	73.050	$1,749.08	$1.20	$1,750.28	$3,500.56
	$23.97	1.461	73.050	$1,749.81	$1.20	$1,751.01	$3,502.02
	$24.00	1.461	73.050	$1,752.00	$1.20	$1,753.20	$3,506.40
	$24.50	1.461	73.050	$1,788.50	$1.23	$1,789.73	$3,579.45
	$25.00	1.461	73.050	$1,825.00	$1.25	$1,826.25	$3,652.50
	$25.50	1.461	73.050	$1,861.50	$1.28	$1,862.78	$3,725.55
	$26.00	1.461	73.050	$1,898.00	$1.30	$1,899.30	$3,798.60
	$26.50	1.461	73.050	$1,934.50	$1.33	$1,935.83	$3,871.65
	$27.00	1.461	73.050	$1,971.00	$1.35	$1,972.35	$3,944.70
	$27.50	1.461	73.050	$2,007.50	$1.38	$2,008.88	$4,017.75
	$28.00	1.461	73.050	$2,044.00	$1.40	$2,045.40	$4,090.80
	$28.50	1.461	73.050	$2,080.50	$1.43	$2,081.93	$4,163.85
	$29.00	1.461	73.050	$2,117.00	$1.45	$2,118.45	$4,236.90
	$29.50	1.461	73.050	$2,153.50	$1.48	$2,154.98	$4,309.95
	$30.00	1.461	73.050	$2,190.00	$1.50	$2,191.50	$4,383.00

(1)
The assumed average final price of Sovereign common stock for the 15 consecutive trading days ending on the determination date.

(2)
All fractional shares will be paid in cash based upon the average closing sales price of Sovereign common stock for the 15 consecutive trading days ending on the trading day preceding the effective date of the merger. The examples provided in the table above assume that the market price of a share of Sovereign common stock on the effective date of the merger is equal to the average closing sales price of Sovereign common stock for the 15 consecutive trading days ending on the day preceding the effective date of the merger.

(3)
Under the merger agreement, Seacoast has the right to terminate the merger agreement, if, at any time during the five business day period commencing with the determination date, the average final price is below $20.37 (which is equivalent to a decline of approximately 15% from the average closing sale prices of Sovereign common stock for the 15 consecutive trading days ending on the date prior to the public announcement of the merger agreement) and Sovereign underperforms a peer index group of ten other bank and thrift holding companies by more than 15%. Sovereign may avoid termination by agreeing to pay an incremental additional amount of cash for each Seacoast share. These possible events are not illustrated in the table.

Seacoast Price Termination Right and Sovereign "Top-Up" Right

        Subject to the rights of Sovereign as described below, the Seacoast board has the right, during the five business day period commencing with the determination date, to terminate the merger if:

  •
  the average final price of Sovereign common stock on the determination date is less than $20.37; and

  •
  the decline in the average final price of Sovereign common stock since January 23, 2004 is at least 15 percentage points more than the change during the same period in a peer index group of ten other bank and thrift holding companies. The $20.37 threshold for the price termination right is approximately 15% lower than the $23.96 average closing sales price of Sovereign common stock during the 15 consecutive trading days ending on January 23, 2004, the day prior to announcement of the merger agreement, and is approximately 2% higher than the average final price of Sovereign common stock on April 27, 2004.

        If both of the foregoing conditions are applicable, Seacoast has the right to terminate the merger agreement, which would not require any action on the part of Seacoast stockholders. The Seacoast board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement under such circumstances. Any such decision would be made by the Seacoast board of directors in light of the circumstances existing at the time that the Seacoast board of directors has the opportunity to make an election, if any. Before making any determination to terminate the merger agreement, the Seacoast board of directors expects that it would consult with its financial and other advisers and would consider such financial and other information it deems relevant to its decision. In this regard, the Seacoast board of directors may consider many of the same factors that it considered in determining whether to approve the merger agreement, including the principal factors discussed under the section entitled "The Merger—Reasons for the Merger: Seacoast's Board of Directors" beginning on page 44 of this proxy statement/prospectus. In particular, the Seacoast board of directors may analyze, among other factors, whether the then current consideration to be received in the merger would deliver more value to Seacoast stockholders than the value that could be expected in the event Seacoast were to continue as an independent company, which would occur if the Seacoast board of directors were to exercise Seacoast's right to abandon the merger and Sovereign determined not to increase the exchange ratio as described below. In addition, Seacoast's board of directors expects that it would consider whether, in light of market and other industry conditions existing at the time of such decision, the merger consideration remains fair from a financial point of view to the holders of shares of Seacoast common stock. There can be no assurance that the Seacoast board of directors would exercise its right to terminate the merger agreement if each of the conditions set forth above were applicable. If Seacoast elected not to exercise its right to terminate the merger agreement, each outstanding share of Seacoast common stock would be entitled to receive either cash or Sovereign common stock having a value on the determination date equal to the sum of (1) 1.21725 times the average final price on the determination date plus (2) $8.75. For more information about the application of the equalization formula, please see the section entitled "The Merger—What Seacoast Stockholders Will Receive" beginning on page 63 of this proxy statement/prospectus.

        If Seacoast elects to exercise its right to terminate the merger agreement, it must give notice to Sovereign no later than the end of the fifth business day next following the determination date. During the five-day period after receipt of such notice, Sovereign has the option to pay an incremental additional amount of cash for each outstanding share of Seacoast common stock exchanged in the merger equal to $24.795 minus (1.21725 multiplied by the average final price on determination date). Sovereign is under no obligation to pay the incremental additional consideration and there can be no assurance that it would do so. Any such decision would be made by Sovereign in light of the circumstances existing at the time Sovereign has the opportunity to make such an election. If Sovereign elects to pay the additional incremental consideration, it must give Seacoast prompt notice of that election and the amount of the incremental additional cash it will pay for each outstanding share of Seacoast common stock, in which case Seacoast will not have any right to terminate the merger agreement as a result of the circumstances described above.

        Seacoast's ability to terminate the merger agreement based on a decrease in the market price of the Sovereign common stock reflects the parties' agreement that Seacoast stockholders would assume the risk of a modest decline in value of the Sovereign common stock (equal to up to a 15% decline from the average final price of Sovereign common stock on the day prior to announcement of the merger agreement (but only after the downward 10% price protections built into the cash and stock exchange ratios had been exceeded)) but that the Seacoast stockholders would assume the risk of a more significant decline (greater than 15%) only if the Sovereign common stock did not underperform a peer group of companies by more than 15% during a designated measurement period. The premise of this agreement is that declines in value of the Sovereign common stock that are in accordance with an index of publicly-traded banking stocks are indicative of a broad-based change in market and economic conditions affecting financial institutions generally, rather than factors which are specifically attributable to the value of Sovereign common stock.

        The operation and effect of the provisions of the merger agreement dealing with a decline in the market price of the Seacoast common stock may be illustrated by the following three scenarios:

          (1) One scenario is that the average final price is below $23.96 but it is not less than $20.37. Under such circumstances the average final price would not be less than 85% of $23.95. As a result, Seacoast would not have the right to terminate the merger agreement and would be obligated to complete the merger regardless of the change in the peer company index value (assuming all other conditions to Seacoast's obligations were satisfied or waived).

          (2) A second scenario is that the average final price declines to less than $20.37 and the index group value also declines but the percentage decline in the price of the Sovereign common stock is not more than 15 percentage points greater than the percentage decline in the peer company index value. Under such circumstances Seacoast would not have the right to terminate the merger agreement and would be obligated to complete the merger (assuming all other conditions to Seacoast's obligations were satisfied or waived).

          (3) A third scenario is that the average final price declines to less than $20.37 and the percentage decline in the price of the Sovereign common stock is more than 15 percentage points greater than the percentage change in the peer company index value. Under such circumstances, Seacoast would have the right, but not the obligation, to terminate the merger agreement unless

  Sovereign elected to pay the incremental additional amount of cash for each share of outstanding Seacoast common stock.

        The merger agreement does not provide for a resolicitation of Seacoast stockholders in the event that the conditions for termination described above are satisfied and the Seacoast board of directors nevertheless chooses to complete the merger. Therefore, approval of the merger agreement and the merger at the Seacoast special meeting will give the Seacoast board of directors the ability, to be exercised in accordance with its fiduciary duties, to complete the merger even if its right to terminate is triggered by a decline in the price of Sovereign's common stock without any further action by, or resolicitation of, Seacoast stockholders. For a detailed description of the termination provision, see the section entitled "The Merger Agreement—Termination; Effect of Termination" beginning on page 91 of this proxy statement/prospectus.

Appraisal Rights

        The following is a summary of Chapter 156B, Sections 85 through 98 of the current Massachusetts Business Corporation Law, which sets forth the procedures that Seacoast stockholders must follow in order to object to the proposal to approve the merger agreement and the merger and demand statutory appraisal rights. The full text of Sections 85 through 98 is included as Annex D to this proxy statement/prospectus. Failure to follow those provisions exactly could result in the loss of your appraisal rights. However, the Massachusetts legislature recently adopted a new Massachusetts Business Corporation Act which repeals and replaces the current Massachusetts Business Corporation Law effective on July 1, 2004. The current Massachusetts Business Corporation Law provides for appraisal rights in connection with the merger, as set forth below. The new Massachusetts Business Corporation Act does not provide appraisal rights in connection with the merger. There are no transition provisions addressing the possible implications of the merger process (and, particularly, the special meeting and the closing of the merger) occurring partially during the period in which the current Massachusetts Business Corporation Law is in effect and partially during the period in which the new Massachusetts Business Corporation Act is in effect. Accordingly, if the merger is completed on or before June 30, 2004, we believe appraisal rights will be available to Seacoast stockholders. However, if the merger closes on or after July 1, 2004, we believe appraisal rights will not be available to Seacoast stockholders. Neither Sovereign nor Seacoast can guarantee that the merger will be completed prior to July 1, 2004.

  Current Massachusetts Business Corporation Law

        If the merger is completed prior to July 1, 2004, any Seacoast stockholder who wishes to exercise his, her or its appraisal rights should comply with the requirements set out under the current Massachusetts Business Corporation Law and do the following:

  •
  Written Demand for Appraisal. Before the taking of the vote at the special meeting, a dissenting Seacoast stockholder must file a written objection to the proposed merger agreement and the merger that states that the stockholder intends to demand payment for his, her or its shares. The written objection must specify the stockholder's name and mailing address, that the stockholder objects to the proposal regarding the merger agreement and the merger and that the stockholder is demanding appraisal of his, her or its shares. The written objection should be filed with J. Louis LeBlanc, Clerk, Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740. Voting against, abstaining from voting or failing to vote with respect to the merger agreement and the merger will not alone constitute demand for appraisal for purposes of the current Massachusetts Business Corporation Law.

  •
  Refrain from Voting for the Proposal to Approve the Merger Agreement and the Merger. Seacoast stockholders wishing to exercise appraisal rights must not vote for approval of the merger agreement and the merger. If a stockholder returns a signed proxy but does not specify a vote against approval of the merger agreement and the merger or a direction to abstain, the proxy will be voted "FOR" approval of the merger agreement and the merger, which will have the effect of waiving that stockholder's appraisal rights. However, voting against, abstaining from voting or failing to vote with respect to the merger agreement and the merger alone will not alone constitute demand for appraisal for purposes of the current Massachusetts Business Corporation Law.

        Written Notice.    Within ten days after the merger becomes effective, Sovereign, as the surviving corporation, must give written notice that the merger has become effective to each stockholder who has fully complied with the procedures for demanding appraisal. The notice from Sovereign will not create any rights in its recipient to demand payment for his, her or its shares of Seacoast common stock. If, within 20 days after the date Sovereign mails the notice, any stockholder to whom it was required to give notice demands in writing payment from Sovereign for his, her or its shares of Seacoast common stock, Sovereign, within 50 days after the date it mailed the notice, must contact such dissenting stockholder regarding the fair value of such dissenting stockholder's shares. These written demands for payment may be filed with David A. Silverman, Secretary, Sovereign Bancorp, Inc., 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610.

        Petition in Equity.    If Sovereign and the dissenting stockholder are unable to agree on the value of the Sovereign common stock, either party may, within four months after the expiration of the 50 day period, demand a determination of the value of the shares of Seacoast common stock of all such dissenting stockholders by filing a bill in equity in the superior court in Bristol County, Massachusetts.

        Appraisal Proceeding.    If Sovereign, as the surviving corporation, files a bill in equity, it must name all stockholders who have demanded payment for his, her or its shares and with whom Sovereign has not yet reached agreement as to the value of the Seacoast common stock held by them. Any dissenting stockholder who decides to file a bill in equity must do so on his, her or its own behalf and on behalf of all other dissenting stockholders who have demanded payment for their shares and with whom Sovereign has not reached an agreement as to the value of the shares. Service of the bill must be made on Sovereign by subpoena with a copy of the bill included. Sovereign must file its answer with a duly verified list of all other dissenting stockholders and the dissenting stockholders will then be deemed to have been added as parties to the bill. Sovereign will then give notice in the form, and returnable on the date, ordered by the court to each dissenting stockholder by registered or certified mail to the last known address as shown in the records of Sovereign and as the court may order by publication or otherwise as the court deems advisable.

        Appraisal of Shares.    After a hearing, the court will enter a decree determining the fair value of the Seacoast common stock owned by the dissenting stockholders who have become entitled to the valuation of and payment for their shares and will order Sovereign to make payment, together with interest, if any, to the dissenting stockholder entitled thereto upon the transfer by them of the certificates representing their shares of Seacoast common stock if certificated, or if uncertificated, upon receipt of an instruction to transfer such stock to Sovereign. The value of the shares will be determined as of the day preceding the date of the stockholder vote approving the merger agreement and the merger and will exclude any element of value arising from the expectation or accomplishment of the merger.

        Costs and Expenses of Appraisal Proceedings.    The costs associated with the bill in equity, exclusive of fees of counsel and experts retained by any party, will be taxed upon the parties to the bill as the court deems equitable. All costs associated with giving notice to stockholders, however, will be borne by Seacoast. Interest will be paid on any award from the date of the vote approving the merger agreement and the merger and the court may, upon application of any party, determine the amount of interest to be paid.

        Loss of Stockholder Rights.    Any dissenting stockholder who has demanded payment for his, her or its shares of Seacoast common stock will not thereafter be entitled to notice of any stockholders' meeting, to vote such shares for any purpose or to receive any dividends or distributions on the stock, except dividends or distributions payable to stockholders of record as of a date before the date of the vote approving the merger agreement and the merger, unless:

  •
  a bill in equity to determine the fair value of the Seacoast common stock is not filed within the statutory time period;

  •
  a bill in equity, if filed, has been dismissed as to such stockholder; or

  •
  such stockholder has, with the written approval of Sovereign, as successor to the merger, delivered a written withdrawal of his, her or its objection and an acceptance of the merger.

Notwithstanding the above three bullet points, inclusive, the stockholder shall only have the rights of a stockholder who did not demand payment for his, her or its Seacoast common stock as provided by Sections 85 through 98 of the Massachusetts Business Corporation Law.

        The enforcement by a dissenting stockholder of his, her or its right to receive payment for his, her or its shares in this manner will be an exclusive remedy, except that the stockholder may still bring or maintain an appropriate proceeding to obtain relief on the ground that the merger will be or is illegal or fraudulent as to such stockholder.

        If the merger is completed prior to July 1, 2004, any Seacoast stockholder who fails to comply strictly with these procedures will lose his, her or its appraisal rights. Consequently, we strongly urge any Seacoast stockholder who wishes to exercise appraisal rights to consult a legal advisor.

  The New Massachusetts Business Corporation Act

        Under the newly adopted Massachusetts Business Corporation Act (Chapter 156D, effective on July 1, 2004), holders of Seacoast common stock will not be entitled to appraisal rights in connection with the merger. The new Massachusetts Business Corporation Act provides that appraisal rights are not available in instances, among others, where stockholders are receiving certain marketable securities and/or cash as the merger consideration. Accordingly, in connection with the merger, appraisal rights will not be available because Seacoast common stock is designated and quoted for trading on The NASDAQ National Market and will be converted into either shares of Sovereign common stock which, at the effective time of the merger, will be listed on the New York Stock Exchange, cash or a combination of Sovereign common stock and cash.

        Therefore, if the merger is completed on or after July 1, 2004, when the new Massachusetts Business Corporation Act is in effect, appraisal rights will not be available to Seacoast stockholders. If the merger is completed prior to July 1, 2004, any Seacoast stockholder who wishes to exercise such appraisal rights should comply with the requirements set out under the current Massachusetts Business Corporation Law and summarized above.

Accounting Treatment

        Sovereign will use the purchase method of accounting to account for the merger. The purchase method of accounting requires that a business combination be treated as the acquisition of one company by another. Purchase accounting requires Sovereign to allocate the purchase price and costs of the acquisition to all of Seacoast's tangible and identifiable intangible assets and liabilities, based on their fair value at the acquisition date. Any excess will be recorded as "goodwill." Under generally accepted accounting principles, goodwill is not amortized but is assessed annually for impairment, with any resulting impairment losses included in net income income. Earnings or losses relating to the business of Seacoast will be included in Sovereign's financial statements only prospectively from the date of the merger.

Delisting and Deregistration of Seacoast Common Stock Following the Merger

        When the merger is completed, Seacoast common stock will be delisted from The NASDAQ National Market and will be deregistered under the Securities Exchange Act.

Listing of Sovereign Common Stock to be Issued in the Merger

        Sovereign has agreed to use its reasonable best efforts to enable all shares of Sovereign common stock that will be issued in connection with the merger to be listed on the New York Stock Exchange prior to the effective date.

Resale of Sovereign Common Stock

        You may freely transfer the Sovereign common stock issued in the merger under the Securities Act unless you are an "affiliate" of Sovereign for purposes of Rule 144 promulgated under the Securities Act or an "affiliate" of Seacoast for purposes of Rule 145 promulgated under the Securities Act. Affiliates will include persons (generally executive officers, directors and 10% stockholders) who control, are controlled by or are under common control with (1) Sovereign or Seacoast at the time of the Seacoast special meeting or (2) Sovereign at or after the completion of the merger.

        Rule 145 will restrict the sale of Sovereign common stock received in the merger by affiliates of Seacoast and certain of their family members and related interests. Generally speaking, during the one-year period following the effective time of the merger, those persons who are affiliates of Seacoast at the time of the Seacoast special meeting, provided they do not become affiliates of Sovereign at or following the completion of the merger, may publicly resell any Sovereign common stock received by them in the merger, subject to certain limitations as to, among other things, the amount of Sovereign common stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such affiliates generally may resell their shares without such restrictions. Persons who are affiliates of Sovereign after the completion of the merger may publicly resell the Sovereign common stock received by them in the merger subject to similar limitations (except that the restrictions do not lapse after the one-year period) and subject to certain filing requirements specified in Rule 144.

        The ability of affiliates to resell shares of Sovereign common stock received in the merger under Rule 144 or Rule 145 as summarized herein generally will be subject to Sovereign's having satisfied its reporting requirements under the Securities Exchange Act for specified periods prior to the time of sale. Affiliates also would be permitted to resell Sovereign common stock received in the merger pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements. This proxy statement/prospectus and the registration statement of which it is a part does not cover resales of Sovereign common stock received by any persons who may be deemed to be affiliates of Sovereign or Seacoast in the merger.

        Each director and certain executive officers of Seacoast have entered into an agreement with Sovereign providing that, as an affiliate, he or she will not transfer any Sovereign common stock received in the merger except in compliance with the securities laws.

Certain Federal Income Tax Consequences

        The following discussion addresses the material United States federal income tax consequences of the merger to a Seacoast stockholder who is a United States person within the meaning of section 7701(a)(30) of the Code and holds shares of Seacoast common stock as a capital asset. This discussion is based upon the Code, Treasury regulations promulgated under the Code, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to Seacoast stockholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to Seacoast stockholders subject to special treatment under the Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, Seacoast stockholders who hold their shares of Seacoast common stock as part of a hedge, straddle or conversion transaction, Seacoast stockholders who acquired their shares of Seacoast common stock pursuant to the exercise of employee stock options or otherwise as compensation and Seacoast stockholders who are not United States persons). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

        Seacoast stockholders are urged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences to them of the merger or, if applicable, the exercise of appraisal rights.

        The closing of the merger is conditioned upon the receipt by Sovereign of the opinion of Stevens & Lee, counsel to Sovereign, and the receipt by Seacoast of the opinion of Goodwin Procter, counsel to Seacoast, each dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions (including factual representations contained in certificates of officers of Sovereign and Seacoast), which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Sovereign nor Seacoast intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

        Assuming that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, the discussion below sets forth the opinion of Stevens & Lee as to the material United States federal income tax consequences of the merger to Seacoast stockholders who are United States persons and hold shares of Seacoast common stock as a capital asset.

  •
  The merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code.

  •
  Sovereign and Seacoast will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

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  No gain or loss will be recognized by Sovereign or Seacoast solely as a result of the merger (except for amounts resulting from any change in accounting methods or any income or deferred gain recognized under the relevant consolidated return regulations).

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  If you receive only cash for all of your shares of Seacoast common stock, you generally will recognize capital gain or capital loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the shares of Seacoast common stock you surrender in the exchange. Such capital gain or capital loss will be long term capital gain or capital loss if the shares of Seacoast common stock exchanged were held for more than one year. However, if you own any shares of Sovereign stock immediately after the merger (either actually or through the constructive ownership rules of the Code), part or all of the cash you receive may be treated as a dividend. The constructive ownership rules are extremely complex; accordingly, you should consult your tax advisor.

  •
  If you receive only Sovereign common stock (plus any cash in lieu of a fractional share interest in Sovereign common stock) for all of your shares of Seacoast common stock, you will not recognize any gain or loss with respect to your exchange of shares of Seacoast common stock for shares of Sovereign common stock (except to the extent of cash you receive, if any, in lieu of a fractional share interest in Sovereign common stock—see fractional share explanation below).

  •
  If you receive Sovereign common stock and cash (other than cash in lieu of a fractional share interest in Sovereign common stock) in exchange for your shares of Seacoast common stock, you will recognize gain, but not loss, to the extent of the lesser of (1) the total amount of cash you receive, and (2) the difference between (a) the sum of the amount of cash and the fair market value of the Sovereign common stock you receive in the merger, and (b) your aggregate tax basis in the shares of Seacoast common stock you surrender in the merger. Any gain so recognized will be capital gain, provided that the cash consideration received is neither essentially equivalent to a dividend within the meaning of section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of section 356(a)(2) of the Code. Such capital gain will be long term capital gain if the shares of Seacoast common stock exchanged were held for more than one year. Any cash you receive in lieu of a fractional share interest in Sovereign common stock will be treated as described in the fractional share explanation below.

  •
  Your aggregate tax basis in any shares of Sovereign common stock you receive in the exchange (including fractional shares deemed received and redeemed as described below) will be the same as your aggregate tax basis of the shares of Seacoast common stock that you surrender in exchange therefor, decreased by the amount of any cash you receive in the exchange and the amount of loss, if any, you recognize in the exchange, and increased by the amount that is treated as a dividend and the amount of gain you recognize in the exchange (not including any portion of the gain that is treated as a dividend as described above).

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  Your holding period in any shares of Sovereign common stock you receive in the exchange (including any fractional shares deemed received and redeemed as described below) will, in each instance, include the period during which you held the shares of Seacoast common stock you surrender in exchange therefor.

  •
  The payment of cash in lieu of fractional share interests of Sovereign common stock will be treated as if Sovereign distributed the fractional share interests as part of the exchange and then redeemed the fractional share interests; such cash payments will be treated as having been received as distributions in full payment in exchange for the fractional share interests redeemed, as provided in Section 302(a) of the Code; and gain or loss will be realized and recognized in an amount equal to the difference between the redemption price and the basis of the fractional share interests of Sovereign common stock deemed surrendered therefor. Such gain or loss generally will be long term capital gain or long term capital loss if the holding period for such shares of Seacoast common stock was more than one year as of the effective date of the exchange.

        The obligation of Seacoast to complete the merger is conditioned upon the receipt by Seacoast of an opinion of Goodwin Procter, and the obligation of Sovereign to complete the merger is conditioned upon the receipt by Sovereign of an opinion of Stevens & Lee, dated, in each case, as of the effective time of the merger, to the effect that the merger of Seacoast with and into Sovereign, with Sovereign surviving such merger, will be treated as a "reorganization" within the meaning of Section 368(a) of the

Code. Each opinion will be subject to and based upon the facts, representations and assumptions set forth or referred to therein, including representations as to facts provided by Sovereign and Seacoast.

Backup Withholding

        Unless you provide a taxpayer identification number (social security number or employer identification number) and certify, among other things, that such number is correct and that you are not subject to backup withholding, or you are not otherwise subject to backup withholding, the exchange agent will be required to withhold the applicable backup withholding percentage of any cash payments to which you are entitled in the merger. You should complete and sign the substitute Form W-9 included as part of the transmittal letter that accompanies the election form to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is established in a manner satisfactory to the exchange agent.

Dissenting Stockholders

        If you hold Seacoast common stock and are able to dissent with respect to the merger, as discussed in the section entitled "Risk Factors—Your ability to exercise appraisal rights will depend on when the merger closes" and the section entitled "The Merger—Appraisal Rights" beginning on pages 27 and 68, respectively, of this proxy statement/prospectus, and you receive cash in respect of your shares of Seacoast common stock, you generally will be treated in the same manner as a holder who exchanges his, her or its shares of Seacoast common stock solely for cash in accordance with the above discussion.

Reporting Requirements

        A Seacoast stockholder who receives Sovereign common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with his, her or its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts related to the merger.

Regulatory Approvals

        Completion of the merger and the bank mergers is subject to prior receipt of certain federal and state regulatory approvals.

        The Office of Thrift Supervision (OTS) as the principal regulator of Sovereign Bank must approve each of the bank mergers. Sovereign filed an application for approval with the OTS on March 18, 2004. Under applicable regulations, the OTS will review the financial, managerial, competitive, legal, disclosure, accounting and tax aspects of the merger, as well as the insurance risk to the Bank Insurance Fund and the Savings Association Insurance Fund and the convenience and needs of the communities to be served.

        In addition, the OTS may not approve any proposed acquisition:

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  if it would result in a monopoly or further any combination or conspiracy to monopolize or to attempt to monopolize the banking business in any part of the United States; or

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  which in any section of the country may have the effect of substantially lessening competition or tending to create a monopoly or which in any other manner would restrain trade, unless the OTS finds that the anticompetitive effects of the proposed acquisition are clearly outweighed in the public interest by the probable effect of the proposed acquisition in meeting the convenience and needs of the community to be served.

        In addition, the OTS has the responsibility to review the performance of all involved institutions in meeting their responsibilities under the Community Reinvestment Act, which includes the record of performance of the existing institutions in meeting the credit needs of the entire community including low- and moderate-income neighborhoods. Each of CompassBank and Nantucket Bank received ratings of "satisfactory" in their last Community Reinvestment Act examinations. Sovereign Bank's Community Reinvestment Act rating is "outstanding." Moreover, under Section 327 of the USA PATRIOT Act of 2001, the OTS, when considering the application seeking approval of the bank mergers, must take into account the effectiveness of Sovereign Bank and Seacoast's bank subsidiaries in combating money laundering activities. Sovereign Bank is also required to provide the Federal Deposit Insurance Corporation (FDIC) with a notice of its potential acquisition of Seacoast's non-banking subsidiaries. That notice was filed with the FDIC on April 16, 2004.

        The Massachusetts Board of Bank Incorporation (the Massachusetts Board) must approve Sovereign's acquisition of Seacoast, CompassBank and Nantucket Bank (and Abington Savings Bank, if Abington Savings Bank has not been merged into CompassBank at the time of the merger) under Sections 2 and 4 of Chapter 167A of the Massachusetts General Laws. Sovereign filed an application seeking approval of the merger with the Massachusetts Board on March 22, 2004. Massachusetts law requires that the Massachusetts Board find that the merger would not unreasonably affect competition among banking institutions and that it would promote public convenience and advantage. In making such a determination, the Massachusetts Board must consider, among other things, a showing of net new benefits, including initial capital investments, job creation plans, consumer and business services, commitments to maintain and open branch offices within the statutorily delineated local communities of Sovereign and such other matters as the Massachusetts Board may deem necessary or advisable.

        In addition, Massachusetts law provides that the Massachusetts Board cannot approve the merger until it has received notice from the Massachusetts Housing Partnership Fund (the Fund) that arrangements satisfactory to the Fund have been made for Sovereign to make 0.9% of its assets located in Massachusetts available for call by the Fund for a period of ten years for purposes of funding various affordable housing programs. Massachusetts law provides that such funds shall bear interest at rates approved by the Massachusetts Commissioner of Banks, which shall be based upon the cost (not to include lost opportunity costs) incurred in making funds available to the Fund.

        Sovereign has filed an application with the Massachusetts Commissioner of Banks (incorporated into Sovereign's application to the Massachusetts Board) whereby Sovereign seeks the Massachusetts Commissioner's approval, pursuant to Section 39B of Chapter 167 of the Massachusetts General Laws, to operate the branches of Seacoast's subsidiary banks as Massachusetts branches of Sovereign Bank after the bank mergers have been completed. None of the bank mergers requires the approval of the Massachusetts Commissioner of Banks, provided that Seacoast, as the sole stockholder of CompassBank and Nantucket Bank, approves each of the bank mergers.

        We cannot assure you that the OTS or the Massachusetts Board will approve the merger or the bank mergers, or as to the date of such approvals. We cannot complete the bank mergers until 30 days (15 days if the United States Department of Justice does not object) after the date of OTS approval, during which time the Department of Justice may challenge one or more of the bank mergers on antitrust grounds. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of OTS approval unless a court specifically orders otherwise. In reviewing the bank mergers, the Department of Justice could analyze each bank merger's effect on competition differently from the OTS, and thus it is possible that the Department of Justice could reach a different conclusion than the OTS regarding each bank merger's competitive effects. Failure of the Department of Justice to object to either of the bank mergers does not prevent the filing of antitrust actions by private persons.

        Regulatory approval does not constitute an endorsement or recommendation of the merger or the bank mergers nor does it address the fairness of the merger consideration to the stockholders of Seacoast.

Material Contracts

        Seacoast expects to borrow up to $25 million from Sovereign on or about April 26, 2004. Seacoast intends to use the proceeds of the loan to fund the cash portion of the merger consideration payable in connection with the Seacoast/Abington merger. The loan will be unsecured and will bear interest at an annual rate equal to LIBOR plus 3.5% or, if LIBOR is unavailable, at prime plus 1.0%. Interest on the loan will be payable monthly. No principal payments will be due with respect to the loan until its maturity. Unless it is sooner accelerated by reason of a default, the loan will mature on the earlier of (1) the business day immediately preceding the effective time of the Sovereign/Seacoast merger or (2) 24 months following the effective date of the termination of the merger agreement. If for some reason the Sovereign/Seacoast merger is not completed by December 31, 2004, the loan will bear interest at a rate equal to LIBOR plus 4.5% or if LIBOR is not available, at prime plus 2.0%.

THE MERGER AGREEMENT

        The description of the merger agreement, as amended on April 12, 2004, set forth below highlights important terms of the merger agreement. A copy of the merger agreement and the amendment thereto are attached to, and incorporated by reference into, this proxy statement/prospectus as Annex A and Annex B respectively. This description is not complete and may not include all the information that may interest you and is subject to and qualified by the merger agreement, as amended (the merger agreement). We urge you to read the merger agreement carefully and in its entirety for a complete understanding of the terms of the merger and related transactions.

Closing and Effective Time of the Merger

        The closing of the merger will occur on the date selected by Sovereign, upon five days prior written notice to Seacoast, after the fulfillment or waiver of the conditions to the merger as set forth in the merger agreement. Sovereign and Seacoast presently expect to close the merger during the third quarter of 2004. We sometimes refer to the closing date as the effective date. At the effective date, Seacoast will be merged with and into Sovereign and the separate legal existence of Seacoast will cease. Sovereign will be the surviving corporation and will continue its corporate existence in accordance with the applicable provisions of the laws of the Commonwealth of Pennsylvania. As a consequence of the merger, all property, rights, debts and obligations of Seacoast will automatically be deemed vested in Sovereign, in accordance with Pennsylvania law. Sovereign, as the surviving corporation, will be governed by the articles of incorporation and bylaws of Sovereign in effect immediately prior to completion of the merger. For more information, see the section entitled "The Merger—What Stockholders Will Receive" on page 63 of this proxy statement/prospectus.

        On the effective date, we will file articles of merger with the Secretary of State of the Commonwealth of Massachusetts and the Pennsylvania Department of State, in accordance with the merger agreement, setting forth the effective date and time of the merger.

Merger Consideration

        For each share of Seacoast common stock that you own, you will receive either a specified number of shares of Sovereign common stock or a specified amount of cash, depending on the average final price of Sovereign common stock on the determination date. If the average final price of Sovereign common stock on the determination date is:

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  equal to or greater than $23.96, then each share of Seacoast common stock will be converted into the right to receive either 1.461 shares of Sovereign common stock or an amount of cash equal to 1.461 multiplied by the average final price on the determination date;

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  greater than $21.56 but less than $23.96, then each share of Seacoast common stock will be converted into the right to receive either a number of shares of Sovereign common stock equal to the quotient obtained by dividing $35.00 by the average final price on the determination date or $35.00 in cash; or

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  equal to or less than $21.56, then each share of Seacoast common stock will be converted into the right to receive either a number of shares of Sovereign common stock or an amount of cash each having a value equal to the sum of (1) 1.21725 times the average final price on the determination date plus (2) $8.75 (the equalization formula).

        The form of consideration ultimately received by Seacoast stockholders will depend upon the choices of other Seacoast stockholders and the election, allocation and proration procedures. Accordingly, no guarantee can be given that the choice of any given stockholder of Seacoast will be fully honored.

        For more information, see the section entitled "The Merger—What Seacoast Stockholders Will Receive" on page 63 of this proxy statement/prospectus.

Limits on Cash and Stock Consideration and Allocation Rules

        The merger agreement provides that the aggregate total number of shares of Seacoast common stock that will be converted into the right to receive cash in the merger is 25% of the total number of shares of Seacoast common stock issued and outstanding as of the close of business on the second trading day before the effective date of the merger (the maximum cash election number), and that the aggregate total number of shares of Seacoast common stock that will be converted into the right to receive Sovereign common stock in the merger is 75% of the total number of shares of Seacoast common stock issued and outstanding as of the close of business on the second trading day before the effective date of the merger (the maximum stock election number).

        As described in the section entitled "—Election and Exchange Procedure" beginning on page 80 of this proxy statement/prospectus, Seacoast stockholders will have the opportunity to elect the form of consideration to be received for all shares of Seacoast common stock held by them, subject to allocation and proration procedures set forth in the merger agreement. The merger agreement provides that 25% of the shares of Seacoast common stock will be converted into the right to receive cash and the remaining 75% will be converted into the right to receive shares of Sovereign common stock except that the number of shares of Seacoast common stock that will be converted into the right to receive stock may be increased to secure the opinions of legal counsel to each of Seacoast and Sovereign, respectively, that the merger will be treated as a reorganization for federal income tax purposes. For a more detailed description of these provisions of the merger agreement, see the section entitled "The Merger—Certain Federal Income Tax Consequences" beginning on page 71 of this proxy statement/prospectus.

        Assuming that 75% of the outstanding shares of Seacoast outstanding on            , 2004 (excluding shares of Seacoast common stock beneficially owned by Sovereign which will be canceled for no consideration) are converted into the right to receive Sovereign common stock, at an exchange ratio of            , the aggregate stock consideration would amount to             shares of Sovereign common stock. Furthermore, assuming that 25% of such outstanding shares of Seacoast are converted into the right to receive cash, at $            per share, the aggregate cash consideration would amount to $                        based on the number of shares of Seacoast common stock outstanding on                        , 2004.

        The market price of the Sovereign common stock at the effective time of the merger, or at the time that Seacoast stockholders who are entitled to receive Sovereign common stock in the merger actually receive stock certificates evidencing those shares, may be higher or lower than either recent prices or the price of the Sovereign common stock at the date of the merger agreement and the value of Sovereign shares issuable in exchange for each share of Seacoast common stock may be higher or lower than the cash price per share.

        The market price of Sovereign common stock will fluctuate between now and the completion of the merger depending on any number of factors, including general market and economic conditions, changes in the business, operations or prospects of Sovereign and regulatory considerations. On January 23, 2004, the business day immediately preceding public announcement of the merger, April 8, 2004, the last trading day preceding the public announcement of the amendment to the merger agreement, and on            2004, the most recent business day prior to the printing of this proxy statement/prospectus, the closing per share sale prices of the Sovereign common stock was $24.15, $20.09, and $            , respectively. For further information concerning the historical prices of the Sovereign common stock, see the section entitled "Summary—Market Prices and Dividends Declared" beginning on page 15 of this proxy statement/prospectus. You are urged to obtain current market prices for the Sovereign common stock in connection with voting your shares on the merger agreement and the merger at the special meeting and making your election decision.

        Because of the limitations placed on the number of shares of Seacoast common stock to be exchanged for the right to receive either cash or shares of Sovereign common stock under the election and allocation procedures described in this proxy statement/prospectus, no assurance can be given that you will receive the form of consideration that you have elected to receive.

Allocation of Cash Available for Election

        If the cash elections total more than the maximum cash election number:

  (1)
  all shares of Seacoast common stock as to which Seacoast stockholders elect to receive Sovereign common stock as consideration will be exchanged for Sovereign common stock at the applicable exchange ratio and cash in lieu of fractional shares;

  (2)
  a proration factor will be determined by dividing the maximum cash election number by the aggregate number of shares of Seacoast common stock for which cash elections were made, and then the number of shares of Seacoast common stock subject to each cash election will be multiplied by this proration factor to determine the number of Seacoast shares covered by such cash election that will be exchanged for cash; and

  (3)
  the remaining shares of Seacoast common stock not exchanged for cash under number (2) above will be exchanged for Sovereign common stock at the applicable exchange ratio and cash in lieu of fractional shares.

Allocation of Sovereign Common Stock Available for Election

        If the stock elections total more than the maximum stock election number:

  (1)
  all shares of Seacoast common stock as to which stockholders elect to receive cash as consideration will be exchanged for cash;

  (2)
  a proration factor will be determined by dividing the maximum stock election number by the aggregate number of shares of Seacoast common stock for which stock elections were made, and then the number of shares of Seacoast common stock subject to each stock election will be multiplied by this proration factor, to determine the number of Seacoast shares covered by such stock election that will be exchanged for shares of Sovereign common stock; and

  (3)
  the remaining shares of Seacoast common stock not exchanged for stock under number (2) above will be exchanged for cash.

        Thus, as a result of the above-described proration formulas, the form of consideration that you have elected to receive may differ from your actual election.

Exchange Agent

        Prior to the effective date, Sovereign will appoint Mellon Investor Services, LLC or some other bank or trust company to serve as the exchange and paying agent in connection with the merger. The exchange agent will handle the election forms, the exchange of certificates and the payment of all consideration in connection with the merger. You should not return your stock certificates for Seacoast common stock with the enclosed proxy. You should also not forward stock certificates to Seacoast or Sovereign at any time. At or prior to the effective date, Sovereign will deposit with the exchange agent sufficient cash and certificates representing Sovereign common stock to make all payment and deliveries required under the merger agreement.

Election and Exchange Procedure

        Prior to the effective date, Sovereign will prepare a form of election that will be mailed by the exchange agent to you approximately one to three months prior to the date by which you must complete and return your election form. This date, which we refer to as the election date, will be two business days before the effective date of the merger. The exchange agent will use reasonable efforts to make a form of election available to all persons who become stockholders of Seacoast between the record date and the election date. The form of election will be used by you to indicate the form of consideration you wish to receive for your shares of Seacoast common stock. You may indicate that you wish to receive cash, shares of Sovereign common stock or a combination of cash and Sovereign common stock. Shares as to which no valid or effective form of election is received, or shares as to which no preference as to the type of consideration is indicated, will be treated as cash election shares up to the maximum cash election number and as stock election shares up to the maximum stock election number.

        You will have until the election date to return to the exchange agent the completed and signed form of election, together with the certificates that represent the common stock of Seacoast to which the form of election relates. To be effective, a form of election must be:

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  properly completed and signed by you;

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  accompanied by certificates for the Seacoast common stock for which the election is being made (or an appropriate guarantee of such certificates); and

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  delivered to the exchange agent before 5:00 p.m. New York City time, on the date specified in the form of election.

        You may revoke or change your election by sending written notice to the exchange agent before the deadline for submitting elections. Upon any revocation, the certificates (or delivery guarantees) covered by the election will be promptly returned without charge. Sovereign or the exchange agent is permitted to determine whether forms of election have been properly completed, signed and submitted or revoked and may disregard immaterial defects in forms of election.

        Within 15 days after the effective date, the exchange agent will mail to those Seacoast stockholders of record immediately prior to the effective time of the merger surrender all of their certificates representing shares of Seacoast common stock:

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  a letter of transmittal for use in submitting shares to the exchange agent for exchange; and

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  instructions explaining what must be done to effect the surrender of Seacoast certificates in exchange for cash and/or Sovereign common stock.

        Such stockholders should complete and sign the letter of transmittal and return it to the exchange agent together with their certificates in accordance with the instructions. Stockholders who hold shares through a nominee (for example, if the shares of common stock are held by a broker as nominee), will not need to request that certificates be issued. Such stockholders should contact their broker or other nominee for instructions.

        You should not return your Seacoast stock certificates with the enclosed proxy. Stock certificates should be forwarded to the exchange agent in accordance with the instructions and letter of transmittal that will be sent to you by the exchange agent.

        If you have a particular preference as to the form of consideration to be received for your shares of Seacoast common stock, you should make an election because shares as to which an election has been made will be given priority in allocating such consideration over shares as to which an election has not been made. Neither the Seacoast board of directors nor its financial advisor makes any recommendation as to whether Seacoast stockholders should elect to receive the cash consideration or the stock consideration in the merger. You must make your own decision with respect to such election, bearing in mind the tax consequences of the election you choose. For a more detailed discussion of these considerations, see the section entitled "The Merger—Certain Federal Income Tax Consequences" beginning on page 71 of this proxy statement/prospectus.

        Even if you have no preference, it is suggested that you return your letter of transmittal and election form, together with your stock certificate(s), by the election deadline date indicating that you have no preference so that you may receive the merger consideration allocable to you promptly following completion of the exchange procedures and after the merger is completed.

Lost, Stolen or Destroyed Certificates

        If certificates for your shares of Seacoast common stock have been lost, stolen or destroyed, you must submit an affidavit to that effect to the exchange agent. Sovereign may also require you to deliver a bond to the exchange agent in an amount reasonably required to indemnify the exchange agent against claims with respect to lost certificates.

Transfer of Ownership

        The exchange agent will issue a certificate for shares of Sovereign common stock in a name other than your own name only if the Seacoast certificate surrendered is properly endorsed and otherwise in proper form for transfer. The person requesting the exchange must also have paid any required transfer or other taxes or established to the satisfaction of the exchange agent that no tax is payable.

Payment Following Surrender

        Within 15 days after the effective date and assuming that you have surrendered your certificates to the exchange agent with a properly completed form of election, you will be mailed the merger consideration, which will consist of a certificate representing, in the aggregate, the whole number of shares of Sovereign common stock that you have the right to receive, if any (plus any cash that you have the right to receive as payment for fractional shares of Sovereign common stock) and/or a check in an amount equal to any cash that you have the right to receive as consideration for your shares of Seacoast stock. No interest will be paid or will accrue on any cash payable under the merger agreement.

Closing of Seacoast Stock Transfer Books

        After completion of the merger, no transfers of Seacoast common stock issued and outstanding immediately prior to the completion of the merger will be allowed. Seacoast stock certificates that are presented for transfer after the completion of the merger will be canceled and converted into the right to receive the appropriate merger consideration.

Conversion of Seacoast Stock Options

        Upon stockholder approval of the merger, each outstanding option to purchase shares of Seacoast common stock granted under Seacoast's stock option plans will become fully vested and exercisable. At the effective time of the merger, each outstanding option to purchase shares of Seacoast common stock granted under Seacoast's stock option plans will cease to represent a right to acquire shares of Seacoast common stock and will automatically be converted into an option to purchase shares of Sovereign common stock, and Sovereign will assume each Seacoast stock option, in accordance with the terms of the applicable Seacoast stock option plan and the applicable stock option or other agreement, except that from and after the effective time of the merger:

  •
  Sovereign and its board of directors or duly authorized board committee shall be substituted for Seacoast and the Seacoast board of directors or duly authorized board committee administering the Seacoast stock option plans;

  •
  each Seacoast stock option assumed by Sovereign will be exercisable solely for shares of Sovereign common stock (and accompanying Sovereign stock purchase rights);

  •
  the number of shares of Sovereign common stock subject to such Seacoast stock option will be equal to the number of shares of Seacoast common stock subject to such Seacoast stock option immediately prior to the effective time of the merger multiplied by the exchange ratio, rounded down to the nearest share; and

  •
  the per share exercise price under each Seacoast stock option will be adjusted by dividing the per share exercise price under each such Seacoast stock option by the exchange ratio, rounded up to the nearest cent.

        In the event the average final price of Sovereign common stock on the determination date is equal to or less than $21.56, the exchange ratio referenced in the bullet points above will be 1.623.

        Pursuant to the merger agreement, Sovereign has agreed to register the shares of Sovereign common stock issuable upon exercise of the stock options under the Securities Act not later than the effective date of the merger.

Compass Bank for Savings Executive Savings Plan

        At the effective time of the merger, each outstanding stock unit under the Compass Bank for Savings Executive Savings Plan will be converted into a stock unit with a right to receive that number of shares of Sovereign common stock multiplied by the exchange ratio. Sovereign has agreed to continue to maintain the Compass Bank for Savings Executive Savings Plan unless and until it is terminated in accordance with its terms, subject to the right of participants to receive distributions of their accounts in accordance with their elections, except that from and after the effective date (1) Sovereign Bank shall be substituted for CompassBank and (2) units shall be payable in shares of Sovereign common stock in accordance with the terms of the Compass Bank for Savings Executive Savings Plan.

        In the event the average final price of Sovereign common stock on the determination date is equal to or less than $21.56, the exchange ratio reference is the foregoing paragraph will be 1.623.

        Pursuant to the merger agreement, Sovereign has agreed to register the shares of Sovereign common stock issuable with respect to the stock units under the Securities Act not later than the effective date of the merger.

Conditions to Completion of the Merger

        The obligations of Sovereign and Seacoast to complete the merger are subject to various conditions, which include, among other customary provisions for transactions of this type, the following:

  •
  approval of the merger agreement and the merger by the requisite vote of Seacoast stockholders;

  •
  receipt of all required regulatory approvals, including the expiration or termination of any notice and waiting periods;

  •
  the absence of any legal order, decree or injunction enjoining or prohibiting the merger;

  •
  delivery of a tax opinion to each of Seacoast and Sovereign from their respective legal counsels, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code; and

  •
  effectiveness of the registration statement of which this proxy statement/prospectus is a part under the Securities Act and the absence of any pending or threatened proceedings by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and all required "blue sky" approvals shall have been obtained.

        In addition, the independent obligations of each of Sovereign and Seacoast to complete the merger are subject to the satisfaction or waiver of the following conditions:

  •
  the representations and warranties of Sovereign and Seacoast will be true and correct in all material respects as of the date of the merger agreement and as of the effective date, except as to any representation or warranty which specifically relates to an earlier date and except that the representations and warranties of a party will be deemed true and correct unless the failure or failures of those representations and warranties to be true and correct has had or is reasonably likely to have a material adverse effect on such party;

  •
  the other party's performance of all its covenants and obligations except where the breach would not individually or in the aggregate, result in a material adverse effect with respect to the other party;

  •
  absence of any change, since January 26, 2004, that individually or in the aggregate has a material adverse effect with respect to the other party; and

  •
  other conditions customary for similar transactions, such as the receipt of officers' certificates.

        Seacoast's obligation to complete the merger is also subject to the satisfaction or waiver of the condition that the shares of Sovereign common stock to be issued in the merger have been approved for listing on the New York Stock Exchange.

        Sovereign's obligation to complete the merger is also subject to the satisfaction or waiver of the condition that the Seacoast/Abington merger, as contemplated in the Seacoast/Abington merger agreement, has been completed, unless the Seacoast/Abington merger agreement has been terminated.

        Under the terms of the merger agreement, a material adverse effect on either Seacoast or Sovereign means any effect which is material and has an adverse effect on the assets, financial condition or results of operations on a consolidated basis of Sovereign or Seacoast (as the case may be). The term "material adverse effect" does not include:

  •
  any change resulting from a change in interest rates generally;

  •
  any change occurring after the date of the merger agreement in any law, rule or regulation or in generally accepted accounting principles or applicable regulatory accounting principles which affects banking institutions (or their holding companies) generally;

  •
  changes in general economic, legal, regulatory or political conditions affecting banking institutions (or their holding companies) generally;

  •
  changes resulting from the announcement of the merger;

  •
  expenses (including relating to any litigation arising as a result of the merger and relating to contemplated employee benefits and retention expenses) incurred in connection with the merger agreement and the transactions contemplated in it;

  •
  actions or omissions taken with the prior written consent of the other party in furtherance of the transactions contemplated by the merger agreement;

  •
  the failure of Seacoast to complete the Seacoast/Abington merger as contemplated by the Seacoast/Abington merger agreement; and

  •
  any effect caused, in whole or in substantial part, by the party claiming that a material adverse effect has occurred.

        Except for the requirements of stockholder approval, regulatory approvals and the absence of any legal order preventing the merger, each of the conditions described above may be waived in the manner and to the extent described in the merger agreement. For more information, see the section entitled "—Amendment; Waivers" on page 90 of this proxy statement/prospectus.

Subsidiary Bank Mergers

        Pursuant to the merger agreement, Seacoast and Sovereign agreed that they would use their best efforts to cause each of CompassBank and Nantucket Bank to be merged with and into Sovereign Bank following completion of the merger on a date determined by Sovereign.

Representations and Warranties

        The merger agreement contains representations and warranties of Sovereign and Seacoast relating to their respective businesses that are customary in merger transactions. For detailed information concerning these representations and warranties, reference is made to Articles II and III of the merger agreement included as Annex A hereto as well Section 4 of the amendment to the merger agreement included as Annex B hereto. Such representations and warranties generally must remain accurate in all material respects through the completion of the merger. For additional detail regarding this requirement, see the section entitled "—Conditions to Completion of the Merger" beginning on page 82 of this proxy statement/prospectus.

Business Pending the Merger

        Under the merger agreement, Seacoast agreed that it and its subsidiaries will use their reasonable good faith efforts to preserve their business organizations intact, to maintain good relationships with employees, to preserve the goodwill of customers and others with whom business relationships exist and to perform under and close the Seacoast/Abington merger. In addition, Seacoast agreed to conduct its business and to engage in transactions only in the ordinary course of business, consistent with past practice, except as otherwise required by the merger agreement or with the written consent of Sovereign.

        Seacoast also agreed that neither it nor its subsidiaries may, without the written consent of Sovereign (unless (1) expressly contemplated by the merger agreement or (2) contractually required by, or with the consent of Sovereign to the extent permitted under the terms of the Seacoast/Abington merger agreement):

  •
  amend or change any provision of its articles of organization, charter or by-laws;

  •
  change the number of authorized or issued shares of its capital stock, except:

  •
  for the issuance of shares of Seacoast common stock to stockholders and directors of Abington pursuant to the Seacoast/Abington merger agreement;

  •
  upon the exercise of outstanding stock options;

    •
    upon the possible issuance of up to $20 million in trust preferred securities or other capital instrument, if reasonably necessary in the good faith determination of Seacoast to complete the transactions contemplated by the Seacoast/Abington merger agreement, but only after consultation with Sovereign and after providing Sovereign with a right of first negotiation for the purchase of such securities or capital instruments; and

    •
    as otherwise specifically set forth in the merger agreement;

  •
  grant any option, warrant, or agreement of any character relating to its authorized or issued capital stock or any securities convertible into its capital stock, except in accordance with the Seacoast/Abington merger agreement;

  •
  split, combine or reclassify any shares of its capital stock;

  •
  declare, set aside or pay any dividend or other distribution in respect of its capital stock, or redeem or otherwise acquire any shares of capital stock (for more information, see the section entitled "—Dividends" on page 88 of this proxy statement/prospectus);

  •
  grant any severance or termination pay, except in accordance with written policies or written agreements in effect on the date of the merger agreement, or enter into any new or amend any existing employment agreement;

  •
  grant any pay increase except for routine periodic increases and ordinary bonus payments, in accordance with past practice;

  •
  except for Seacoast's transaction with Abington, engage in any merger, acquisition or similar transaction;

  •
  permit the revocation or surrender by any subsidiary of Seacoast of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

  •
  sell, lease or dispose of any assets having a book or market value (whichever is greater) in the aggregate in excess of $1 million, other than sales of mortgage loans in the ordinary course of business consistent with past practice and sales of other loans in amounts not exceeding $1 million in the ordinary course of business consistent with past practice;

  •
  take any action which would result in any of the representations and warranties of Seacoast in the merger agreement or the Seacoast/Abington merger agreement becoming untrue or in any of the conditions not being satisfied;

  •
  change any accounting practices, except as may be required by law or generally accepted accounting principles (without regard to any optional early adoption date) or any regulatory authority responsible for regulating Seacoast, CompassBank or Nantucket Bank;

  •
  waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which Seacoast or any subsidiary is a party, other than in the ordinary course of business, consistent with past practices;

  •
  implement any new employee benefit or welfare plan, or amend any plan, unless the amendment does not result in an increase in cost or is permitted by the merger agreement;

  •
  purchase any security for its investment portfolio not rated "AA" or higher by either Standard & Poor's Corporation or "A2" or higher by or Moody's Investor Services, Inc. or otherwise materially alter the mix, maturity, credit or interest rate risk profile of its portfolio of investment securities or its portfolio of mortgage-backed securities;

  •
  make any new loan or other credit facility commitment to any borrower in excess of $5 million in the aggregate, or compromise, extend, renew or modify any such loan or commitment outstanding in excess of $2.5 million, unless otherwise permitted in the merger agreement;

  •
  enter into, renew, modify or extend any transaction with any affiliate of Seacoast, unless permitted by the merger agreement;

  •
  enter into any interest rate swap or similar arrangement;

  •
  make any charitable contributions to any person in excess of $450,000 in the aggregate prior to the effective date;

  •
  undertake or enter any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by Seacoast or any of its subsidiaries of more than $500,000 annually, or containing a material financial commitment and extending beyond 12 months from the date of the merger agreement which is not terminable by Seacoast upon 60 days' notice without premium or penalty;

  •
  other than as a result of the merger agreement, take any action which would give rise to a right of payment to any individual under any employment agreement; or

  •
  amend or modify the Seacoast/Abington merger agreement or waive or release any obligation of Abington or consent to any act or omission not required under the Seacoast/Abington merger agreement.

        The agreements relating to the conduct of Seacoast's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read Section 4.01 of the merger agreement attached hereto as Annex A.

Other Material Covenants

        Seacoast has also agreed in the merger agreement:

  •
  to use its reasonable efforts to cause all members of Seacoast's board of directors to enter into voting agreements with Sovereign and to recommend the merger to stockholders of Seacoast and to otherwise support the merger;

  •
  to approve each of the bank plans of merger as sole stockholder of each of CompassBank and Nantucket Bank;

  •
  if Sovereign requests and agrees to bear the expense, to retain a proxy solicitor to help solicit stockholder approval of the merger;

  •
  if Sovereign requests, to use its reasonable efforts to extend any contract with an outside service bureau or other vendor;

  •
  to permit a representative of Sovereign reasonably acceptable to Seacoast to attend committee meetings of the management of Seacoast, CompassBank and Nantucket Bank;

  •
  to provide Sovereign, within ten days after the quarterly meeting of the asset review committee of Seacoast, with a written list of nonperforming assets as of the end of such quarter;

  •
  to permit employees of Sovereign reasonable access to and participation in matters relating to problem loans, loan restructurings and loan workouts with respect to any loan in excess of $1 million, investments (in each case with a purchase price in the aggregate in excess of

    $3 million), derivates and other asset/liability activities of Seacoast and its subsidiaries (other than Federal Home Loan Bank advances of no more than $10 million);

  •
  to modify or change its accrual and reserve loan, other real estate owned properties, tax, litigation, real estate valuation, asset liability management and investment portfolio policies and practices as may be necessary to conform such practices and methods of Seacoast to be consistent with those of Sovereign;

  •
  to call and convene a special meeting of its stockholders to consider and vote upon the merger agreement and the merger;

  •
  to deliver to Sovereign schedule(s) of all employees including pertinent information concerning each such employee as reasonably requested by Sovereign;

  •
  to deliver to Sovereign, within 15 days after the end of each month, a consolidated balance sheet and a consolidated statement of operations, with related notes, for such month for Seacoast, and the comparable financial statements of Abington to the extent provided or available to Seacoast under the Seacoast/Abington merger agreement or otherwise by using commercially reasonably efforts;

  •
  to provide Sovereign a copy of the minutes (redacted, if necessary) of any meeting of the board of directors of Seacoast or any of its subsidiaries, or any committee of such boards or any senior management committee, within 35 days of such meeting (or at the effective date, if sooner);

  •
  advise and consult with Sovereign regarding the hiring or termination of any person with a title of vice president or higher;

  •
  to deliver to Sovereign all personnel policy manuals, memoranda and postings and all employee handbooks regarding personnel policies and practices; and

  •
  to assist Sovereign as reasonably requested by it in connection with Sovereign providing notices to affected employees under the Workers Adjustment and Retraining Notification Act or similar laws.

        Sovereign and Seacoast have jointly agreed:

  •
  to cooperate with each other and use best efforts to identify those persons who may be deemed to be "affiliates" of Seacoast within the meaning of Rule 145 of the Securities Act;

  •
  to agree upon the form and substance of any press release or public disclosure related to the merger;

  •
  to generally take all actions necessary to complete the transactions contemplated by the merger agreement;

  •
  to maintain adequate insurance;

  •
  to maintain accurate books and records;

  •
  to afford each other access to its books, records, properties and personnel upon reasonable notice and to subject to applicable laws relating to the exchange of information; Seacoast and Sovereign have also agreed to hold in confidence such information;

  •
  to deliver to the other copies of all documents filed with the Securities and Exchange Commission promptly after they are filed; and

  •
  to file all tax returns and pay all taxes when due.

        Sovereign has agreed in the merger agreement:

  •
  to indemnify Seacoast's directors and officers against certain liabilities and maintain Seacoast's existing directors' and officers' liability insurance policy for a period of six years after the effective date. For more information see the section entitled "Financial Interests of Directors and Officers—Indemnification and Insurance" on page 100 of this proxy statement/prospectus;

  •
  to make charitable contributions for five years beginning January 1, 2005, up to a maximum of $450,000 per year, to charitable organizations operating in the communities Seacoast serves;

  •
  to maintain the present corporate headquarters of Seacoast as a regional headquarters of Sovereign or Sovereign Bank for at least one year after the effective date; and

  •
  to initially operate Nantucket Bank as a separate division of Sovereign Bank.

        In addition, in the merger agreement, each of Sovereign and Seacoast have agreed:

  •
  to cooperate and use their respective best efforts to: (1) promptly prepare all applications to regulatory authorities and (2) make all filings and to obtain all necessary or advisable permits, consents, approvals and authorizations necessary or advisable to complete the merger and the bank mergers as soon as reasonably practicable; and

  •
  to give prompt notice to each other of any change or event having a material adverse effect on it or which it believes would, or would reasonably likely to, cause or constitute a material breach of any of its representations, warranties or covenants in the merger agreement.

        In addition, in the merger agreement, Sovereign agreed:

  •
  to honor all terms and conditions of all existing and disclosed employment contracts, "tin parachutes," supplemental executive retirement plans, special termination agreements, supplemental retirement plans or agreements, deferred compensation plans and agreements and severance and incentive plans (including any tax indemnification provisions thereof) and Sovereign acknowledged that the closing of the merger will constitute a "change in control" under such plans, policies and agreements and that certain payments will be made at the effective time of the merger;

  •
  at the effective time, to cause Sovereign Bank to assume Seacoast's $55 million principal amount of 8.50% Fixed Rate Junior Subordinated Debentures due June 30, 2032, if required by the terms of such debentures, together with all of Seacoast's obligations under related trust indentures; and

  •
  prior to the first anniversary of the effective date, to enter into change of control agreements with each senior vice president of CompassBank or Nantucket Bank who continues as and is then an employee of Sovereign or one of its subsidiaries and who is currently a party to a change of control agreement with Seacoast.

Dividends

        The merger agreement permits Seacoast to pay a regular quarterly cash dividend in an amount not to exceed $0.14 per share of Seacoast common stock outstanding in the ordinary course of business consistent with past practice, and Seacoast may pay a pro rata cash dividend in the quarter in which the effective date occurs. Subject to applicable regulatory restrictions, if any, CompassBank and Nantucket Bank may pay a cash dividend sufficient to permit payment of the dividends by Seacoast.

No Other Bids and Related Matters

        The merger agreement prohibits Seacoast or any of its directors, officers, employees, agents or representatives (including investment bankers or lawyers) from directly or indirectly:

  •
  soliciting, initiating or knowingly encouraging any inquiries relating to, or making any proposal which relates to an acquisition transaction;

  •
  responding to any inquiry relating to an acquisition transaction;

  •
  recommending or endorsing an acquisition transaction;

  •
  participating in any discussions or negotiations regarding an acquisition transaction;

  •
  providing any third party with any nonpublic information in connection with an acquisition transaction or any proposal relating to an acquisition transaction;

  •
  entering into a letter of intent or any other agreement relating to an acquisition transaction; or

  •
  failing to recommend and support the merger to Seacoast stockholders.

        Prior to the special meeting, however, Seacoast may respond to or engage in discussions or negotiations with, or provide confidential information to any person in response to an unsolicited bona fide written proposal for an acquisition transaction, if:

  •
  Seacoast has received an unsolicited bona fide written proposal for an acquisition transaction from a third party, and Seacoast's board of directors concludes in good faith that such proposal is, or would be reasonably likely to lead to, a superior proposal;

  •
  Seacoast notifies Sovereign within 24 hours of the receipt of any inquiries, proposals or offers for an acquisition transaction, including the identity of the person making the inquiry, proposal or offer and the material terms thereof;

  •
  Seacoast's board of directors, after consultation with Seacoast's outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties; and

  •
  prior to providing any information or data to any third party, Seacoast enters into a confidentiality agreement with such third party no less favorable to such third party than the confidentiality agreement between Seacoast and Sovereign.

        In addition, Seacoast and Seacoast's board of directors is permitted to withdraw or effect a change in recommendation to Seacoast's stockholders or recommend a proposal for an acquisition transaction if:

  •
  Seacoast has satisfied and complied with the conditions set forth above;

  •
  Seacoast has received an unsolicited bona fide written proposal for an acquisition transaction from a third party and Seacoast's board of directors concludes in good faith that such proposal constitutes a superior proposal;

  •
  Seacoast has notified Sovereign, at least seven business days in advance, of its intention to withdraw or effect a change in recommendation to Seacoast stockholders;

  •
  Seacoast, prior to effecting such a withdrawal or change in recommendation, has caused its financial and legal advisors to negotiate in good faith with Sovereign to make adjustments to the merger agreement so that a proposal for an acquisition transaction would no longer constitute a superior proposal; and

  •
  Seacoast's board of directors has considered any adjustments made by Sovereign to the merger agreement, and has concluded in good faith, based upon consultation with its financial advisors and outside legal counsel, that such proposal for an acquisition transaction still constitutes a superior proposal.

        Nothing in the merger agreement will prevent Seacoast and the Seacoast board of directors from complying with its disclosure obligations pertinent to third party tender offers promulgated under the Securities Exchange Act with regard to an acquisition transaction.

        Under the terms of the merger agreement, an acquisition transaction is one of the following transactions with a party other than Sovereign or an affiliate of Sovereign:

  •
  a merger or consolidation, or any similar transaction, involving Seacoast or a subsidiary of Seacoast;

  •
  a purchase, lease or other acquisition of all or a substantial portion of the assets or liabilities of Seacoast or a subsidiary of Seacoast; or

  •
  a purchase or other acquisition (including by way of share exchange, tender offer, exchange offer or otherwise) of 15% or more of any class or series of equity securities of Seacoast or a subsidiary of Seacoast.

        In the merger agreement, superior proposal is defined as a bona fide written proposal for an acquisition transaction on terms which the board of directors of Seacoast concludes in good faith, after consultation with its outside legal counsel and financial advisors, taking into account all the terms and conditions of the acquisition transaction (including any break-up fees, expense reimbursement provisions and conditions to completion), the legal, financial and regulatory aspects of the proposal, and the person making the proposal, is:

  •
  in the aggregate, more favorable and provides greater value to all of the stockholders of Seacoast than the merger; and

  •
  is reasonably capable of being completed as proposed in a timeframe comparable to transactions of similar size, scope and complexity to the merger.

        If Seacoast's board of directors (1) breaches its covenants not to solicit or respond to other offers, (2) participates in any merger discussions with a party other than Sovereign regarding a potential acquisition transaction, except under limited circumstances, (3) provides any third party with any public information in connection with a potential acquisition transaction, except under limited, specified circumstances, (4) recommends or endorses an acquisition transaction in violation of the merger agreement, (5) enters into a letter of intent or any other agreement relating to an acquisition transaction in violation of the merger agreement, (6) fails to recommend or otherwise support the merger to Seacoast stockholders in violation of the merger agreement, or (7) exercises its rights under the merger agreement to withdraw, modify or change its recommendation of the merger agreement or has recommended or endorsed a proposal for another acquisition transaction, and Sovereign terminates the merger agreement as a result of such actions then Seacoast shall pay Sovereign a termination fee in the amount of $43,638,000. For more information regarding the termination of the merger agreement and the termination fee, see the sections entitled "—Termination; Effect of Termination" and "—Termination Fee and Expenses" on pages 91 and 93, respectively, of this proxy statement/prospectus.

Amendment; Waivers

        Subject to any applicable legal restrictions, at any time prior to completion of the merger, Sovereign and Seacoast may:

  •
  amend the merger agreement;

  •
  extend the time for the performance of any obligations or other acts required in the merger agreement;

  •
  waive any inaccuracies in the representations and warranties contained in the merger agreement; or

  •
  waive compliance with any of the agreements or conditions contained in the merger agreement, except for the requirements of stockholder approval, regulatory approval and the absence of any order, decree, or injunction preventing the merger.

        After stockholder approval of the merger agreement, however, we cannot change either the amount or the form of consideration you will receive upon completion of the merger or otherwise modify the terms of the merger agreement, if such change or modification would adversely affect you, without obtaining further stockholder approval.

Termination; Effect of Termination

        Sovereign and Seacoast may terminate the merger agreement at any time prior to completion of the merger by mutual written consent.

        Either Sovereign or Seacoast may terminate the merger agreement at any time prior to completion of the merger:

  •
  if the effective date of the merger does not occur on or before October 31, 2004, subject to Sovereign's unilateral right (after consulting with Seacoast) to extend such date until December 31, 2004 to permit Seacoast to complete its merger with Abington; or

  •
  if either Sovereign or Seacoast has received a final nonappealable administrative order from a regulatory authority whose approval or consent has been requested and will not be granted or a regulatory application has been permanently withdrawn at the request of a regulatory authority.

  •
  if the failure to close for either of the reasons above is due to the failure of one party to perform or observe in any material respects its obligations under the merger agreement, that party may not terminate the merger agreement.

        Seacoast alone may terminate the merger agreement at any time prior to completion of the merger:

  •
  if Sovereign has materially breached any material covenant, undertaking, representation or warranty contained in the merger agreement which would, individually or in the aggregate, result in a material adverse effect on Sovereign, but only if the breach remains substantially uncured on the effective date of the merger after 30 days from the date that notice of such breach was given to Sovereign by Seacoast, unless on such date the breach no longer causes a material adverse effect to Sovereign;

  •
  if Seacoast's stockholders fail to approve the merger agreement at a special meeting called for such purpose.

        In addition, Seacoast has the right to terminate the merger agreement prior to the special meeting of the Seacoast stockholders for the purpose of considering the merger agreement and the merger if:

  •
  Seacoast receives a superior proposal (as described in the section entitled "—No Other Bids and Related Matters" on page 89 of this proxy statement/prospectus);

  •
  Seacoast meets the conditions and requirements described in the third paragraph of the section entitled "—No Other Bids and Related Matters" on page 89 of this proxy statement prospectus; and

  •
  Seacoast concurrently enters into an acquisition or similar agreement in connection with such superior proposal.

If Seacoast terminates the merger agreement in accordance with the foregoing sentence, Seacoast must pay to Sovereign a termination fee in the amount of $43,638,000. For more information regarding this termination fee, see the section entitled "—Termination Fee and Expenses" on page 93 of this proxy statement/prospectus.

        In addition, Seacoast has the right to terminate the merger agreement at any time during the five business day period commencing on the determination date if:

  •
  the average final price of Sovereign's common stock on the determination date is less than $20.37 per share; and

  •
  the quotient obtained by dividing the average final price on the determination date by $23.96 (which was the average closing sales prices of Sovereign common stock for the 15 consecutive trading days ending on January 23, 2004, the last trading day prior to public announcement of the merger agreement) is less than the number obtained when 0.15 is subtracted from the quotient obtained by dividing:

  •
  the weighted average of the per share closing stock sales prices of a group of ten other bank and thrift holding companies for the 15 consecutive trading days ending on the determination date by

  •
  the weighted average of the per share closing stock sales prices of the same ten bank or thrift holding companies for the 15 consecutive trading days ending on January 23, 2004 (the last trading day prior to public announcement of the merger).

        Sovereign, upon receiving notice from Seacoast that Seacoast will terminate the merger agreement if the above conditions occur, may avoid the termination of the merger agreement by providing written notice to Seacoast that it will pay an incremental additional amount of cash for each outstanding share of Seacoast common stock. For more information concerning this termination right, see the section entitled "The Merger—Seacoast Price Termination Right and Sovereign 'Top-Up' Right" on page 66 of this proxy statement/prospectus.

        Sovereign alone may terminate the merger agreement at any time prior to completion of the merger:

  •
  if Seacoast has materially breached any material covenant, undertaking, representation or warranty contained in the merger agreement which would, individually or in the aggregate, result in a material adverse effect on Seacoast, but only if the breach remains substantially uncured on the effective date of the merger after 30 days from the date written notice of such breach was given to Seacoast by Sovereign unless or on such date the breach no longer causes a material adverse effect to Seacoast;

  •
  if Seacoast's board of directors has materially breached the covenants described under the section entitled "—No Other Bids and Related Matters" on page 89 of this proxy statement/prospectus;

  •
  if the board of directors of Seacoast fails to call, give notice of or hold a special meeting of stockholders to consider the merger;

  •
  if the board of directors of Seacoast fails to recommend the merger; or

  •
  if the board of directors of Seacoast exercises its rights, as described under the section entitled "—No Other Bids and Related Matters" on page 89 of this proxy statement/prospectus, to withdraw, modify or change, in a manner adverse to Sovereign, its approval or recommendation of the merger agreement and the merger or recommends or endorses a proposal for another acquisition transaction.

        In the event that either Sovereign or Seacoast terminates the merger agreement, the merger agreement will become void and neither Sovereign nor Seacoast will have any continuing liability or obligation, except as described below under the section entitled "—Termination Fee and Expenses." Nothing, however, will relieve any party from liability for the obligation dealing with confidentiality and disclosure or an uncured willful breach of any covenant or other agreement contained in the merger agreement.

Termination Fee and Expenses

        The merger agreement provides that if the merger agreement is terminated as a result of a fraudulent or willful breach of a representation, warranty, covenant or other agreement, the breaching party shall pay, up to specified limits, the expenses incurred in connection with the merger agreement by the non-breaching party.

        The merger agreement also provides that Seacoast must pay to Sovereign a termination fee of $43,638,000 in cash if the merger agreement is terminated by:

  •
  Sovereign because Seacoast has materially breached its covenants not to solicit or respond to other offers or take certain other specified actions (see the section entitled "—No Other Bids and Related Matters" on page 89 of the proxy statement/prospectus);

  •
  Sovereign because the board of directors of Seacoast fails to call, give notice of or hold a special meeting of stockholders to consider the merger;

  •
  Sovereign because the board of directors of Seacoast exercised its rights under the merger agreement to withdraw, modify or change, in a manner adverse to Sovereign, its approval or recommendation of the merger agreement and the merger or has endorsed a proposal for another acquisition transaction;

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  Seacoast for the reasons described under the fourth paragraph of the section entitled "—Termination; Effect of Termination" on page 91 of this proxy/statement prospectus;

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  Seacoast because its stockholders have failed to approve the merger agreement in circumstances where Seacoast's board of directors has failed to publicly recommend the merger or has withdrawn, or modified such recommendation in a manner adverse to Sovereign; or

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  Seacoast because its stockholders have failed to approve the merger agreement and (1) at the time of such termination (or the event giving rise to such termination), there has been a public announcement that a person other than Sovereign has made, or disclosed an intention to make, a bona fide offer to engage in an acquisition transaction with Seacoast or has filed an application (or given a notice) under the Bank Holding Company Act or the Change in Bank Control Act for approval to engage in an acquisition transaction with Seacoast, and (2) Seacoast enters into an agreement to engage in, or there has otherwise occurred, an acquisition transaction with a party other than Sovereign within 12 months of the date of such termination.

        Except as provided above, Sovereign and Seacoast will each pay all of their respective costs and expenses associated with the merger, including fees and expenses of financial consultants, accountants and legal counsel, except that:

  •
  Sovereign and Seacoast will share equally the cost of printing and mailing this proxy statement/prospectus; and

  •
  if Sovereign requests Seacoast to retain a proxy solicitor for the meeting, Sovereign will bear the expense of such proxy solicitor.

Management After the Merger

        The merger agreement provides for board representation for Seacoast. It is currently expected that Sovereign will increase the size of Sovereign Bank's board of directors to include Kevin G. Champagne, currently a director and president and chief executive officer of Seacoast. Mr. Champagne expects to resign as a director, officer and employee of Seacoast as of the effective date of the merger. The executive officers of Sovereign and Sovereign Bank and the board of directors of Sovereign will not change as a result of the merger.

        On the effective date of the merger, Sovereign Bank will establish an advisory board consisting of the former Seacoast directors. Sovereign has agreed to maintain the advisory board for at least one year following the effective date of the merger.

Employee Benefits Matters

        The merger agreement contains certain agreements of the parties with respect to various employee matters, which are briefly described below.

        Employee Retirement and Welfare Benefits.    As soon as administratively practicable after the effective time of the merger, Sovereign will provide the employees of Seacoast and its subsidiaries who remain employed after the merger with the same or similar employee benefits as Sovereign provides to similarly situated Sovereign employees.

        Sovereign will cause its benefit plans:

  •
  not to treat any employee of Seacoast or its subsidiaries as a "new" employee for purposes of exclusions from any welfare benefit plan for a pre-existing medical condition;

  •
  to provide full credit under such plans for any deductibles or out-of-pocket expenses incurred by any employees for 2004 prior to such participation;

  •
  other than with respect to the Sovereign employee stock ownership plan, to treat service rendered to Seacoast or any of its subsidiaries as service rendered to Sovereign for purposes of eligibility to participate, vesting and for other appropriate benefits including applicability of minimum waiting periods for participation, but not for benefit accrual under any defined benefit pension plan; and

  •
  for purposes of the Sovereign employee stock ownership plan, to treat employees of Seacoast or its subsidiaries as newly employed individuals without any prior service credit under such plan.

        Employee Stock Ownership Plan.    Pursuant to the terms of the CompassBank employee stock ownership plan, or ESOP, in the event of a "change in control," which is defined in the ESOP in a manner which would include the merger, any unvested benefits thereunder shall vest immediately. Seacoast will make its scheduled contributions to the ESOP until the date of the merger. Prior to the completion of the merger, Seacoast will file with the IRS a request for a determination letter for termination of the ESOP. Upon the receipt of a favorable determination letter for termination of the ESOP from the IRS, the account balances in the ESOP shall be distributed to the ESOP participants and beneficiaries in accordance with applicable law and the terms of the ESOP. In connection with the termination of the ESOP, and prior to any final distribution to participants, the trustee of the ESOP will utilize funds in the ESOP suspense account resulting from the exchange of unallocated shares for shares of Sovereign to repay the outstanding loan from Seacoast to the ESOP, and any remaining amounts in the ESOP suspense account will be allocated to the accounts of ESOP participants in accordance with applicable law and the terms of the ESOP after payment of all ESOP administrative and termination expenses. The ESOP holds approximately 807,000 unallocated shares of Seacoast common stock in the suspense account and the outstanding principal balance on the loan from Seacoast to the ESOP is approximately $9.5 million. It is anticipated that approximately $19 million after the repayment of the loan, will be allocated to the accounts of participating Seacoast employees in connection with the termination of the ESOP.

        Employment and Other Agreements.    Sovereign will honor in accordance with their terms all written employment, termination, severance, change-in-control and other compensation plans and agreements disclosed to Sovereign by Seacoast and Sovereign will not require any employee of Seacoast or its subsidiaries to modify the terms of any existing agreement as a condition of continued employment with Sovereign. In addition, certain officers of Seacoast will be entitled to payments and benefits under their respective agreements with and/or plans and arrangements maintained by Seacoast. For a detailed description of these payments and benefits see the section entitled "Financial Interests of Directors and Officers" beginning on page 96 of this proxy statement/prospectus.

        Severance Benefits.    Sovereign will have no obligation to continue the employment of any employee of Seacoast or a Seacoast subsidiary and nothing contained in the merger agreement will be deemed to give any employee of Seacoast or any Seacoast subsidiary a right to continuing employment with Sovereign after the effective time of the merger. An employee of Seacoast or a subsidiary (other than an employee who is party to an employment agreement or a change of control agreement) who is involuntarily terminated within two years following the effective time of the merger, other than for "cause" (as such term is defined in the respective Seacoast and Abington merger severance benefit programs) will be entitled to receive severance payments and continued insurance benefits in accordance with, and to the extent provided in, the Seacoast merger severance benefit program for former employees of Seacoast and its subsidiaries (other than Abington) or the Abington merger severance benefit program for former employee of Abington. Sovereign will also provide customary outplacement and job counseling services to all employees of Seacoast, including its subsidiaries, whose employment is terminated in connection with the merger.

        Retention Bonuses.    Certain designated employees of Seacoast and its subsidiaries, as determined jointly by Seacoast and Sovereign, are entitled to receive a retention bonus from Seacoast, CompassBank, Nantucket Bank, Sovereign or Sovereign Bank if they remain employed until the effective time of the merger, the date that the conversion of Seacoast's financial data processing system converts to Sovereign's system, or a date determined by Sovereign thereafter. The amount of the retention bonuses may not exceed $40,000 per employee or $600,000 in the aggregate for all employees. To receive the retention bonus, the employee must satisfactorily fulfill the duties and responsibilities of his or her position while employed. Employees of Seacoast and its subsidiaries who are eligible for severance benefits in the event of termination of employment in connection with the merger under an employment or change-in-control agreement are not eligible to receive a retention bonus.

Dividend Reinvestment Plan

        Sovereign currently maintains a Dividend Reinvestment and Stock Purchase Plan. This plan provides shareholders of Sovereign with a simple and convenient method of investing cash dividends, as well as voluntary cash payments, in additional shares of Sovereign common stock without payment of any brokerage commission or service charge. Sovereign expects to continue to offer this plan after the effective date of the merger, and if you become a shareholder of Sovereign, you will be eligible to participate in it at that time.

FINANCIAL INTERESTS OF DIRECTORS AND OFFICERS

        When Seacoast stockholders consider the Seacoast board of directors' recommendation to vote in favor of approving the merger agreement and the merger, Seacoast stockholders should be aware that Seacoast's executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of other Seacoast stockholders. The Seacoast board of directors was aware that these interests existed when it approved the merger. The material interests are summarized below.

Director Advisory Board

        For no less than one year after the completion of the merger, Sovereign will maintain the Seacoast Advisory Board, consisting of the current members of the Seacoast Advisory Board and any current member of Seacoast's board of directors who requests to serve on such board. Members of the Advisory Board will be paid an annual retainer of $1,000. In addition, Sovereign will make a lump sum payment of $90,000 to each of the seven members of the executive committee (including certain retired members) and $45,000 to each of the other eight members (including certain retired members) of the Seacoast board of directors. These payments are in exchange for each director's agreement to serve on the advisory board and to forego any additional rights or payments under the Seacoast Former Director Advisory Board Service Plan which is being terminated (an average of approximately $261,400 for each of Seacoast's 15 directors or former directors and $3.9 million in the aggregate if such plan was not terminated).

Equity-Based Awards

        Upon approval of the merger agreement and the merger by Seacoast's stockholders at the special meeting, every outstanding Seacoast stock option, whether or not exercisable, shall become fully vested and exercisable and at the effective time of the merger, every outstanding stock option shall be converted into an option to purchase shares of Sovereign common stock, as adjusted to reflect appropriate changes in the number of shares of Sovereign stock subject to each option and the exercise price. In addition, upon stockholder approval of the merger agreement and the merger, all shares of restricted stock granted under Seacoast's 1999 Stock Incentive Plan will become fully vested and non-forfeitable in accordance with their terms.

        Assuming stockholder approval of the merger occurs on or after July 1, 2004, all of the stock options held by the six most senior executive officers of Seacoast (Messrs. Champagne, Short, Kelleher, Mascianica, Jr. and McDonough and Ms. Burnham) will have become fully vested and exercisable in accordance with their terms prior to the merger. Therefore, none of these stock options will become vested and exercisable as a result of the merger. With respect to the other eight officers of Seacoast, certain stock options to acquire 95,000 shares of Seacoast common stock, with exercise prices ranging from $11.375 to $20.10, will become fully vested and exercisable as a result of the merger. Certain stock options held by the 12 non-employee directors of Seacoast to acquire 13,500 shares, with exercise prices ranging from $14.57 to $20.10, will also have become fully vested and exercisable as a result of the merger. All of the restricted stock awards held by the 14 executive officers and 12 non-employee directors will become fully vested and nonforfeitable in accordance with their terms prior to the merger. Therefore, none of these restricted stock awards will become vested and nonforfeitable as a result of the merger.

Employment and Change in Control Agreements

        Under the merger agreement, Sovereign has agreed to honor various employment and change in control agreements that have been entered into by Seacoast and/or CompassBank and some of their executive officers, as follows:

        Executive Employment Agreements.    Seacoast and CompassBank are parties to existing employment agreements with the following senior executive officers: Kevin G. Champagne, President and Chief Executive Officer of Seacoast and President and Chief Executive Officer of CompassBank; Arthur W. Short, Vice President of Seacoast and Executive Vice President and Chief Operating Officer of CompassBank; John D. Kelleher, Vice President of Seacoast and Executive Vice President-Lending of CompassBank; Francis S. Mascianica, Jr., Treasurer and Chief Financial Officer of Seacoast and Executive Vice President of CompassBank; Carolyn A. Burnham, Vice President of Seacoast and Executive Vice President-Retail Banking of CompassBank; and James P. McDonough, current President and Chief Executive Officer of Abington and Abington Savings Bank who will become President of CompassBank upon the completion of the Seacoast/Abington merger.

        The employment agreements provide upon a change in control of Seacoast (which the merger with Sovereign would constitute), Seacoast and CompassBank will pay a lump sum severance benefit to each executive generally equal to three times the average of the sum of (1) the executive's taxable compensation and (2) contributions made on the executive's behalf to the CompassBank employee stock ownership plan and CompassBank 401(k) plan for the three preceding calendar years. Assuming a closing date of July 1, 2004, the estimated severance payment that will be made to each senior executive officer, as a result of the merger, is approximately: $4.6 million to Mr. Champagne; $1.2 million to Mr. Short; $1.3 million to Mr. Kelleher; $1.1 million to Mr. Mascianica, Jr.; $900,000 to Ms. Burnham; and $3 million to Mr. McDonough.

        Under the terms of their respective employment agreements, upon a change in control of Seacoast (which the merger with Sovereign would constitute) each executive also is entitled to a pro rata share of his or her highest annual bonus paid during the three preceding fiscal years. Assuming a closing date of July 1, 2004, the estimated pro rata bonus payment that will be made to each senior executive officer, as a result of the merger, is approximately $110,000 to Mr. Champagne; $32,000 to Mr. Short; $25,000 to Mr. Kelleher; $29,000 to Mr. Mascianica, Jr.; $24,000 to Ms. Burnham; and $70,000 to Mr. McDonough. In addition, each executive will be entitled to continued disability and medical benefits for an additional two years (three years in the cases of Mr. Champagne and Mr. McDonough) after the completion of the merger.

        A portion of the payments under the employment agreements (described above) will constitute an "excess parachute payment" under current federal tax laws. Federal tax laws impose a 20% excise tax, payable by the executive, on excess parachute payments. Under the employment agreements, the executives will be reimbursed for the amount of this excise tax and will receive an additional gross-up payment so that, after payment of the excise tax and all income and excise taxes imposed on the reimbursement and gross-up payments, the executive will retain approximately the same net-after tax amounts under the employment agreement that he or she would have retained if there were no 20% excise tax. None of Sovereign, Seacoast and CompassBank may claim a United States federal income tax deduction for an excess parachute payment or gross-up payment.

        Change in Control Agreements.    Seacoast and CompassBank are also parties to existing change in control agreements with eight other executive officers of Seacoast and/or CompassBank. Messrs. Champagne, Short, Kelleher, Mascianica, Jr. and McDonough and Ms. Burnham also are parties to similar change in control agreements with Seacoast and CompassBank. Each of these senior executive officers may not receive severance and other benefits under both his or her employment agreement and change in control agreement in the event of a change in control of Seacoast. As such, each of these senior executive officers has elected to receive the severance and other benefits under his or her employment agreement (described above) rather than his or her change in control agreement.

        Under these change in control agreements, in the event that an executive's employment with Seacoast or CompassBank is terminated by Sovereign other than for "cause" (as defined in the change in control agreements) or by reason of the executive's death, or if an executive terminates his employment for "good reason" within one year after the date that Seacoast stockholders approve the merger, such executive officer will be entitled to severance benefits. For purposes of the change in control agreements, "good reason" means that an executive terminates his employment subsequent to the occurrence of one of the following events:

  •
  a significant change in the nature or scope of the executive's duties or responsibilities;

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  a determination by the executive that as a result of the merger he is unable to exercise the same responsibilities or duties that he exercised before the merger;

  •
  a reduction in the executive's annual base salary;

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  the relocation of the current executive offices of Seacoast to a location more than 25 miles from New Bedford, Massachusetts;

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  the failure by the acquiring company to pay the executive any portion of his compensation as any such payment is due;

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  the failure by the acquiring company to continue in effect any material compensation or incentive plan in which the executive participated before the merger; or

  •
  the failure by the acquiring company to continue to provide the executive with substantially similar benefits.

        The severance benefits under the change in control agreements include a lump sum severance payment equal to two times the executive's average taxable compensation over the immediately preceding five calendar years (or period of employment, if shorter) and the continuation of disability and medical benefits for two years. If the employment of all eight executive officers is terminated as described above, the aggregate severance payment to all such executives under the change in control agreements would be approximately $2.5 million.

        If a portion of any payment made under any of the change in control agreements will constitute an "excess parachute payment" under current federal tax laws, then the amount of the payment will be reduced so that the recipient will not be subject to a 20% excise tax and Sovereign or Seacoast or CompassBank will be able to claim a federal tax deduction for such payment.

Executive Salary Continuation Agreements

        Seacoast is a party to an existing executive salary continuation agreement, or SERP, with each of Messrs. Champagne, Short, Kelleher and Mascianica, Jr. and Ms. Burnham. Under these existing agreements, if each executive continued his or her employment with Seacoast until he or she attained age 65, each executive would be entitled to a supplemental retirement benefit payable for 15 years equal to 25% of the average of the highest three years of compensation paid to such executive in the ten years of employment preceding such executive's retirement. These agreements provide that upon a change in control of Seacoast (which the merger with Sovereign would constitute), each senior executive officer is entitled to a lump sum payment equal to the actuarial equivalent value of such executive's SERP benefit as if such executive had attained age 65 and had continued to work until age 65. Assuming a closing date of July 1, 2004, the estimated additional payment that will be made to each senior executive officer of Seacoast under their respective SERPs as a result of the merger is approximately: $1.5 million to Mr. Champagne; $200,000 to Mr. Short; $200,000 to Mr. Kelleher; $410,000 to Mr. Mascianica, Jr.; and $330,000 to Ms. Burnham.

        In addition, in connection with the Seacoast/Abington merger, Seacoast agreed to honor the terms of the SERP then in effect between Mr. McDonough and Abington Savings Bank. Under the terms of his SERP, upon a change in control of Seacoast (which the merger with Sovereign would constitute), Mr. McDonough is entitled to three additional years of service credit under his SERP. The estimated additional payment that will be made to Mr. McDonough under his SERP as a result of the merger is approximately $135,000.

Executive Savings Plan

        Seacoast maintains the Compass Bank for Savings Executive Savings Plan, a non-qualified plan. This savings plan has two components. First, it offers eligible executives the opportunity to defer the receipt of a portion of their income in a manner that defers the taxation of such income. Second, the savings plan provides for a retirement income target for certain senior executive officer participants, including Messrs. Champagne, Short, Kelleher and Mascianica, Jr. and Ms. Burnham. The retirement income target takes into account the projected benefits payable to each senior executive officer, upon retirement, from social security, matching contributions under the CompassBank 401(k) plan, ESOP contributions and SERP payments. In the event that a senior executive officer is not projected to meet his or her retirement income target in any year from the foregoing sources, the savings plan provides for each such participant to receive a supplemental credit in an amount necessary, if any, to make up for the shortfall in such participant's projected retirement income.

        In connection with a change in control of Seacoast (which the merger with Sovereign would constitute), each senior executive officer will receive a lump sum payment under the savings plan consisting of the amounts previously deferred into the plan, as well as an additional supplemental credit in an amount equal to his or her projected shortfall, if any, assuming such participant had remained employed by Seacoast until age 65. It is expected that only Messrs. Champagne and Mascianica, Jr. will receive the supplemental change in control credit under the savings plan as a result of the merger. Assuming a closing date of July 1, 2004, the supplemental credit to be paid under the savings plan will total approximately $1.3 million to Mr. Champagne and $270,000 to Mr. Mascianica, Jr.

Employee Stock Ownership Plan

        Seacoast's officers and employees are eligible to participate in the Compass Bank for Savings employee stock ownership plan, or ESOP. For a detailed description of the benefits payable to officers and employees under the ESOP in connection with the merger, see the section entitled "The Merger Agreement—Employee Benefits Matters" beginning on page 94 of this proxy statement/prospectus.

ESOP Restoration Plan

        Seacoast also has established an ESOP restoration plan in order to provide payments to senior executive officers of Seacoast who are prevented from receiving the full benefits contemplated by the ESOP benefit formula. The restoration plan benefits consist of payments in lieu of shares that cannot be allocated to participants under the ESOP due to the legal limitations imposed on tax-qualified plans. It is expected that the amount to be paid under this plan will be approximately: $150,000 to Mr. Champagne; $35,000 to Mr. Short; $18,000 to Mr. Kelleher; $23,000 to Mr. Mascianica, Jr.; and $11,000 to Ms. Burnham. Approximately $57,000; $13,000; $7,000; $9,000; and $4,000 of the amounts payable to Messrs. Champagne, Short, Kelleher and Mascianica, Jr. and Ms. Burnham, respectively, were previously accrued but are subject to early payment in connection with a change in control of Seacoast (which the merger with Sovereign would constitute).

2004 Bonuses

        Under the merger agreement, Seacoast may make a prorated 2004 annual bonus payment to eligible employees at the effective time of the merger. The amounts payable to the senior executive officers of Seacoast are described above. Assuming a closing date of July 1, 2004, the aggregate amount payable to the eight other executive officers of Seacoast and/or CompassBank is expected to be approximately $131,000.

Directorship of Sovereign Bank

        The merger agreement provides for board representation for Seacoast. It is currently expected that Sovereign will increase the size of Sovereign Bank's board of directors to include Kevin G. Champagne, currently a director and president and chief executive officer of Seacoast. Mr. Champagne expects to resign as a director, officer and employee of Seacoast as of the effective date of the merger.

Indemnification and Insurance

        The merger agreement provides that, for six years after the effective time of the merger, Sovereign shall indemnify, defend and hold harmless all persons who were directors and officers of Seacoast and any of its subsidiaries prior to the merger for acts or omissions occurring prior to the completion of the merger to the same extent those persons were entitled to be indemnified under Seacoasts' articles of organization and by-laws or any contract of indemnification in effect on the date of the merger agreement, including matters relating to the negotiation, execution and performance of, and the transactions contemplated by, the merger agreement.

        The merger agreement also provides that Sovereign shall maintain in effect a directors' and officers' liability insurance policy, covering those individuals who are currently covered by Seacoast's policy, for a period of six years after the effective date of the merger. Seacoast is permitted to purchase an applicable extending reporting period endorsement prior to the effective time, so long as it does not expend more than $500,000 for such insurance. If the cost of such coverage would exceed $500,000, Sovereign and Seacoast shall use reasonable efforts to obtain as much comparable coverage as is available for that amount.

        Other than as set forth above, no director or executive officer of Seacoast has any direct or indirect material interest in the merger, except insofar as ownership of Seacoast common stock might be deemed such an interest. For more information regarding such ownership, see the section entitled "Certain Beneficial Owners of Seacoast Common Stock" beginning on page 129 of this proxy statement/prospectus.

VOTING AGREEMENTS

General

        As a condition to Sovereign entering into the merger agreement, each of the directors and 12 executive officers of Seacoast entered into an agreement with Sovereign, dated as of January 26, 2004, pursuant to which each director and executive officer agreed to vote all of his or her shares of Seacoast common stock in favor of the merger agreement. A form of voting agreement, which is called an affiliate letter, is Exhibit 1 to the merger agreement, which is attached to this proxy statement/prospectus as Annex A. You are urged to read Exhibit 1 in its entirety.

Effect of the Voting Agreements

        The voting agreements, together with Seacoast's agreement not to initiate, solicit or respond to inquiries relating to an acquisition transaction (subject to specified exceptions), may have the effect of discouraging other parties from making a proposal for an acquisition transaction involving Seacoast.

Terms of Voting Agreements

        The following is a brief summary of the material provisions of the voting agreements.

        Each director and executive officer of Seacoast agreed, among other things, that at the special meeting, he or she will:

  •
  appear at such meeting or otherwise cause all shares of Seacoast common stock he or she owns to be counted as present for purposes of calculating a quorum;

  •
  vote (or cause to be voted), in person or by proxy, all shares of Seacoast common stock he or she owns or as to which he or she has, directly or indirectly, the right to direct the voting in favor of approval of the merger agreement and the merger; and

  •
  vote against the approval or adoption of any acquisition transaction.

        Subject to specified exceptions, each director and executive officer also agreed not to, directly or indirectly, transfer or dispose of any of the shares of Seacoast common stock he or she owns prior to the special meeting.

        The obligations under the voting agreements will remain in effect until termination of the merger agreement in accordance with its terms.

        Each director and executive officer also agreed to certain restrictions on the offer, sale, transfer or disposition of shares of Sovereign common stock acquired in the merger, which are intended to ensure compliance with applicable federal securities laws. For more information about these restrictions, see the section entitled "The Merger—Resale of Sovereign Common Stock" on page 71 of this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following information is presented for illustrative purposes only and does not purport to be indicative of the consolidated financial position and results of operations for future periods that actually would have been realized had Sovereign, Abington, Seacoast, Waypoint and First Essex been a single consolidated company during the specified periods. Sovereign has incurred certain reorganization and integration expenses in connection with its completed acquisitions of First Essex. In addition, Sovereign also expects to incur further reorganization and integration expenses as a result of the acquisitions of Seacoast and Waypoint, if completed.

        The following unaudited pro forma condensed combined financial information is based on the respective consolidated financial statements of each of Sovereign, Abington, Seacoast, Waypoint and First Essex as well as the effect of the business combinations using the purchase method of accounting and the assumptions and adjustments described below and in the accompanying notes to the accompanying unaudited pro forma condensed combined financial statements (including assumptions and adjustments related to Sovereign's acquisition of First Essex and its pending acquisitions of Waypoint and Seacoast and Seacoast's acquisition of Abington). The estimated purchase price of each of the transactions was allocated to the respective assets to be acquired and liabilities to be assumed by Sovereign of First Essex, Seacoast and Waypoint, and by Seacoast of Abington, based on the respective estimated fair values. The allocation of the respective purchase prices, and the related impact on results of operations, is based on Sovereign management's preliminary analysis, estimates and assumptions. The allocations of the purchase price will change as additional information is obtained and as further analysis is performed prior to completing each of the transactions. The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2003, and the related purchase accounting adjustments, assumes Seacoast's acquisition of Abington and Sovereign's acquisition of each of First Essex, Seacoast and Waypoint occurred on January 1, 2003. The accompanying unaudited pro forma condensed combined balance sheet at December 31, 2003, and the related purchase accounting adjustments, assumes Seacoast's acquisition of Abington and Sovereign's acquisition of each of First Essex, Seacoast and Waypoint occurred on December 31, 2003.

        The pro forma adjustments were based upon available information, market interest rates in effect and upon certain assumptions as described in the notes to the unaudited pro forma condensed combined financial statements that Sovereign's management believes are reasonable under the circumstances based on the assumed pro forma transaction dates. The pro forma adjustments are based on the information available at the date of this proxy statement/prospectus and are subject to change based on completion of each of the transactions and final purchase price allocations and such changes may be material.

        The unaudited pro forma condensed combined financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto of Sovereign included in its Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference into this proxy statement/prospectus, the historical consolidated financial statements and accompanying notes thereto of Seacoast included in its Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference into this proxy statement/prospectus, the historical consolidated financial statements and accompanying notes thereto of Abington for the year ended December 31, 2003, included in its Annual Report on Form 10-K for the year ended December 31, 2003, and the historical consolidated financial statements and accompanying notes thereto of Waypoint for the year ended December 31, 2003, included in its Annual Report on Form 10-K for the year ended December 31, 2003. The historical consolidated financial statements of Sovereign, Seacoast, Abington and Waypoint may be found in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2003, which are available at the Securities and Exchange Commission's website (http://www.sec.gov).

Sovereign Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheets

As of December 31, 2003

(In Thousands)

	Sovereign Historical	First Essex Historical	Waypoint Historical	Abington Historical	Seacoast Historical	Pro Forma Adjustments		Sovereign Pro Forma Combined
Assets
Cash and amounts due from depository institutions	$950,302	$54,479	$100,016	$33,570	$165,449	$—		$1,303,816
Investments:
Available-for-sale	10,102,619	395,450	2,587,752	343,236	358,574	(3,666	)(G)	13,783,965
Held-to-maturity	2,516,352	—	—	14,042	73,690	485	(C)	2,604,569

Total investments	12,618,971	395,450	2,587,752	357,278	432,264	(3,181)		16,388,534

Loans	26,148,659	1,216,175	2,443,082	397,085	3,594,029	89,669	(C)	33,888,699
Less allowance for loan losses	(327,894)	(15,017)	(28,431)	(4,214)	(43,321)	—		(418,877)

Total loans, net	25,820,765	1,201,158	2,414,651	392,871	3,550,708	89,669		33,469,822

Premises and equipment, net	273,278	7,722	49,789	11,583	64,345	2,943	(C)	409,660
Goodwill and other intangible assets	1,296,051	13,995	20,762	9,933	120,175	84,792 1,602,282	(C) (C)	3,147,990
Bank owned life insurance	801,535	—	92,522	4,036	13,396	—		911,489
Other assets	1,744,427	75,882	64,410	5,808	38,799	94,105 25,419 1,173 848	(C) (E) (F) (G)	2,050,871

Total assets	$43,505,329	$1,748,686	$5,329,902	$815,079	$4,385,136	$1,898,050		$57,682,182

Liabilities and Stockholders' Equity
Liabilities:
Deposits and other customer related accounts	$27,344,008	$1,274,850	$2,720,915	$650,598	$2,917,361	$40,655	(C)	$34,948,387
Borrowings and other debt obligations	12,197,603	251,660	2,157,073	100,645	1,049,328	186,803 800,223	(C) (B)	16,743,335
Other liabilities	501,176	38,148	49,681	5,215	27,590	187,138 72,627	(C) (E)	881,575

Total liabilities	40,042,787	1,564,658	4,927,669	756,458	3,994,279	1,287,446		52,573,297

Redeemable capital securities and other minority interests	202,136	—	—	—	—	—		202,136

Stockholders' equity:
Common Stock	1,892,126	105,804	362,412	40,202	228,271	(835,756 1,675,245	)(C) (B)	3,468,304
Warrants and stock options	13,944	—	—	—	—	120,283 3,352 (4,083	(B) (F) )(C)	133,496
Unallocated ESOP shares	(26,078)	—	(13,423)	(225)	(9,245)	22,893	(C)	(26,078)
Treasury stock	(21,927)	(23,715)	(179,922)	(19,352)	(70,516)	295,026 (1,521	(C) )(G)	(21,927)
Accumulated other comprehensive income/(loss)	(52,924)	3,377	(8,502)	1,506	8,072	(3,156 (1,297	)(C) )(G)	(52,924)
Retained earnings	1,455,265	98,562	241,668	36,490	234,275	(610,995 (47,208 (2,179	)(C) )(E) )(F)	1,405,878

Total stockholders' equity	3,260,406	184,028	402,233	58,621	390,857	610,604		4,906,749

Total liabilities and stockholders' equity	$43,505,329	$1,748,686	$5,329,902	$815,079	$4,385,136	$1,898,050		$57,682,182

See accompanying notes.

Sovereign Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

As of December 31, 2003

(In Thousands)

	Sovereign Historical	First Essex Historical	Waypoint Historical	Abington Historical	Seacoast Historical	Pro Forma Adjustments		Sovereign Pro Forma Combined
Interest and dividend income:
Interest on interest-earning deposits	$2,141	$1,072	$—	$—	$—	$—		$3,213
Interest on investment securities	611,820	17,717	105,087	15,786	19,439	(576	)(D)	769,273
Interest on loans	1,315,790	79,197	145,884	23,515	206,447	(82,599	)(D)	1,688,234

Total interest and dividend income	1,929,751	97,986	250,971	39,301	225,886	(83,175)		2,460,720

Interest expense:
Deposits and related customer accounts	320,689	22,060	54,616	8,235	44,941	(42,838	)(D)	407,703
Borrowings	403,434	10,613	81,223	7,836	47,214	(54,213 30,667 (5,203	)(D) (D) )(F)	521,571

Total interest expense	724,123	32,673	135,839	16,071	92,155	(71,587)		929,274

Net interest income	1,205,628	65,313	115,132	23,230	133,731	(11,588)		1,531,446
Provision for loan losses	161,957	8,832	7,513	375	7,871	—		186,548

Net interest income after provision for loan losses	1,043,671	56,481	107,619	22,855	125,860	(11,588)		1,344,898

Non-interest income:
Total fees and other income	456,166	10,809	33,363	17,623	16,735	—		534,696
Net gain on investments and related derivatives transactions	66,057	—	9,069	898	2,155	—		78,179

Total non-interest income	522,223	10,809	42,432	18,521	18,890	—		612,875

Non-interest expense:
General and administrative
Compensation and benefits	388,750	21,464	48,980	18,039	43,313	3,352	(F)	523,898
Occupancy and equipment	210,761	5,055	14,745	4,884	11,785	315	(D)	247,545
Other administrative expenses	264,998	10,793	28,460	12,590	29,217	—		346,058

Total general and administrative	864,509	37,312	92,185	35,513	84,315	3,667		1,117,501

Other expenses:
Amortization of core deposit intangibles	73,835	1,299	725	597	1,442	6,328	(D)	84,226
Trust preferred securities and other minority interest expense	42,813	—	—	—	—	5,203	(F)	48,016
Merger-related and integration charges	29,838	—	—	—	—	—		29,838

Total other expenses	146,486	1,299	725	597	1,442	11,531		162,080

Total non-interest expense	1,010,995	38,611	92,910	36,110	85,757	15,198		1,279,581

Income before income taxes	554,899	28,679	57,141	5,266	58,993	(26,786)		678,192
Income tax expense	153,048	10,740	15,654	2,186	29,450	(9,506	)(D)	201,572

Net income	$401,851	$17,939	$41,487	$3,080	$29,543	$(17,280)		$476,620

Basic earnings per share	$1.45	$2.31	$1.29	$0.80	$1.24	—		$1.34

Diluted earnings per share	$1.38	$2.21	$1.26	$0.76	$1.21	—		$1.28

Weighted average shares:
Basic	277,301	7,781	32,085	3,852	23,847	—		355,646
Diluted	290,477	8,110	33,065	4,035	24,322	—		373,677

See accompanying notes

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

A. Basis of Presentation

        The accompanying condensed combined pro forma financial statements include the historical financial position and results of operations of Sovereign, adjusted to give effect to the acquisitions of Seacoast (including the effect of Seacoast's acquisition of Abington), First Essex and Waypoint. The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the Sovereign/Seacoast merger, the Sovereign/First Essex merger, the Seacoast/Abington merger and the Sovereign/Waypoint merger been completed at the beginning of the period indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company. Sovereign completed its acquisition of First Essex on February 6, 2004. Seacoast completed its acquisition of Abington on April    , 2004, it is anticipated that the Sovereign/Seacoast merger will be completed in the third quarter of 2004 and that the Sovereign/Waypoint merger will be completed in the fourth quarter of 2004 or the first quarter of 2005.

        Under accounting principles generally accepted in the United States of America, the merger transactions will be accounted for using the purchase method of accounting and, as such, the assets and liabilities of Abington, Seacoast, First Essex and Waypoint will be recorded at their estimated fair values. The allocation of the total purchase price reflected in the unaudited pro forma condensed combined financial statements is preliminary and is based on the assets and liabilities, as well as other assumptions and factors including market interest rates, existing at the dates the merger transactions were assumed to occur. The actual purchase accounting adjustments will be based on the estimated fair values of the assets acquired and liabilities assumed as of the dates of the acquisitions. A preliminary allocation of the purchase cost for the acquisitions has been made to major categories of assets and liabilities in the accompanying unaudited pro forma condensed combined financial statements based on Sovereign's preliminary analysis, estimates and assumptions. Accordingly, the final purchase accounting adjustments and merger related charges may be materially different from the amounts reflected in the unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus. Increases or decreases in the fair value of assets and liabilities, commitments and other items of Abington, Seacoast, First Essex or Waypoint as compared to the information included in this proxy statement/prospectus may change the amount of purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments to yield and/or amortization of the adjusted assets or liabilities. The unaudited pro forma condensed combined statements of operations give effect to the transactions as if they occurred on January 1, 2003. The unaudited pro forma condensed combined balance sheet assumes the transactions were completed on December 31, 2003. Certain reclassifications have been included in the accompanying unaudited pro forma condensed combined balance sheet and accompanying unaudited pro forma combined income statements to conform presentation. Assumptions relating to the pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are summarized as follows:

        The fair values for the assets and liabilities of Abington, Seacoast, First Essex and Waypoint were estimated as follows:

  •
  Investment Securities. Investment securities have been recorded at market value based on quoted market prices.

  •
  Loans. Fair value is estimated by discounting cash flows using estimated market discount rates at which similar loans would be made to borrowers and reflect similar credit ratings and interest rate risk for the same remaining maturities. The allowance for loan losses is deemed to be a reasonable estimate of the credit adjustment.

  •
  Deposits. The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, savings accounts and certain money market accounts, is equal to the amount payable on demand as of the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated by discounting cash flows using currently offered rates for deposits of similar remaining maturities.

  •
  Borrowings and Other Debt Obligations. Fair value is estimated by discounting cash flows using rates currently available to Sovereign for other borrowings with similar terms and remaining maturities. Certain debt instruments are valued using available market quotes.

  •
  Core Deposit Intangible. The fair value for the core deposit intangible asset was estimated by calculating a 2% premium on core deposits of Seacoast, Abington, First Essex and Waypoint.

  •
  Other Assets and Other Liabilities. The carrying amounts of other assets and liabilities have been assumed to be a reasonable estimate of fair value.

        The premiums on investment securities are amortized to interest income over their respective estimated lives to approximate a constant yield to maturity. The premium on term deposits is amortized to interest expense over their estimated life to approximate a constant yield to maturity. The premiums on loans is amortized to interest income over their estimated life of approximately two to three years. The premium on borrowings and other debt obligations is amortized to interest expense over their estimated lives for periods of up to approximately seven years to approximate a constant yield to maturity. The core deposit intangible asset is amortized to expense over seven years. The fair value adjustment for premises and equipment is amortized over 20 years.

B. Calculation of Purchase Price of Acquisitions

Seacoast/Abington merger

        The preliminary estimate of the cost to acquire Abington includes (in thousands):

Cash	$33,364
Seacoast common stock issued (3,925,121 times 75% times exchange ratio of 1.4468 for a product of 4,259,149 shares of Seacoast common stock valued at $23.26) (the average closing price from October 17, 2003 through October 23, 2003)	99,067
Fair value of Abington stock options assumed	4,083

136,514
Transaction costs	7,201

$143,715

        Stock options to purchase approximately 183,316 shares of Abington's common stock with a weighted average exercise price of $12.83 will be assumed by Seacoast pursuant to the Seacoast/Abington merger and converted into options to purchase approximately 265,222 shares of Seacoast common stock with a weighted average exercise price of $8.87 (based on the number of options outstanding on December 31, 2003). The fair value of stock options assumed was determined using the Black-Scholes option pricing model. Estimated transaction costs of $7.2 million will be incurred upon consummation of the Seacoast/Abington merger and are reflected as part of the purchase price for financial reporting purposes. These costs consist primarily of investment banking, legal, data processing contract termination and other professional fees.

Sovereign/Seacoast merger

        The preliminary estimate of the cost to acquire Seacoast includes (in thousands):

Cash	$245,810
Sovereign common stock issued to stockholders of Seacoast based on an exchange ratio of 1.658 shares and a fair value of Sovereign common stock of $19.85	737,430
Fair value of options issued	48,547
Transaction costs	11,520

$1,043,307

        Under the terms of the Sovereign/Seacoast merger agreement 75% of the outstanding shares of Seacoast common stock will be exchanged for Soveriegn common stock and 25% of the outstanding shares of Seacoast common stock will be exchanged for cash consideration, subject to certain restrictions as provided in the merger agreement. The number and value of the shares issued by Sovereign, as well as the cash consideration paid, to complete the acquisition is based on a formula that is dependent on the average final price of Sovereign common stock on the determination date. For a detailed description and explanation of the formula and its application, see the section of this document entitled "The Merger—What Seacoast Stockholders Will Receive" beginning on page 63 of this proxy statement/prospectus. The number and the value of the Sovereign shares, as well as the total merger consideration, used in determining the purchase price of Seacoast for accounting purposes will be based on the trading price of Sovereign stock at the time the number of shares to be issued and the amount of cash to be paid by Sovereign becomes determinable, which is expected to occur at or near closing. For purposes of the accompanying unaudited pro forma condensed combined financial statements, the value of Sovereign shares was based on the closing sales price of Sovereign stock on April 23, 2004, which was the date that the such price of Sovereign stock was at the floor, with the resulting exchange ratio of 1.658.

        Stock options to purchase approximately 2.0 million shares of Seacoast's common stock with a weighted average exercise price of $10.90 will be assumed by Sovereign pursuant to the Sovereign/Seacoast merger and converted into options to purchase approximately 3.3 million shares of Sovereign common stock with a weighted average exercise price of $6.57 (based on an assumed stock price of $19.85 and exchange ratio of 1.658). This includes Abington options that were converted into Seacoast options upon the completion of the Seacoast/Abington merger. The fair value of stock options issued was determined using the Black-Scholes option pricing model. Estimated transaction costs of $11.5 million will be incurred upon consummation of the Sovereign/Seacoast merger and are reflected as part of the purchase price for accounting purposes. These costs consist primarily of investment banking, legal and other professional fees and expenses.

        If the average final price of Sovereign common stock on the determination date is less than $20.37 and the decline in the average final price of Sovereign common stock since January 23, 2004 is at least
15 percentage points more than the decline during the same period in a peer index based on the stock prices of ten other bank and thrift holding companies, Seacoast may terminate the merger agreement. Sovereign may avoid the termination of the merger agreement if it elects to pay an incremental additional amount of cash for each outstanding share of Seacoast common stock. For more information, see the section entitled "The Merger Agreement—Seacoast Price Termination Right and Sovereign 'Top-Up' Right" beginning on page 66 of this proxy statement/prospectus. If each of the foregoing conditions were met and Sovereign decided to proceed with the merger by paying the incremental additional cash consideration, Sovereign would pay approximately $18.9 million in incremental additional cash consideration to Seacoast stockholders, assuming that the average final price on the determination date was equal to $19.85 (Sovereign's closing sales price on April 23, 2004) and Seacoast's pro forma shares outstanding equals the number of shares outstanding as at December 31, 2003.

Sovereign/First Essex merger

        The preliminary estimate of the purchase price to acquire First Essex includes (in thousands):

Cash	$208,224
Sovereign common stock issued to stockholders of First Essex based on an exchange ratio of 2.925 shares and a fair value of Sovereign common stock of $16.15	204,923
Fair value of options issued	4,936
Transaction costs	5,000

$423,083

        Under the terms of the Sovereign/First Essex merger agreement, 50% of the outstanding shares of First Essex common stock were exchanged for cash consideration of $48.00 per share and 50% were exchanged for consideration in the form of 2.925 shares of Sovereign common stock for each share of First Essex common stock. Since the consideration to be paid by Sovereign for the shares of First Essex was fixed, the value of the Sovereign shares used in determining the purchase price of the First Essex shares for accounting purposes is based on the trading price of Sovereign stock three days prior to and three days subsequent to the announcement of the Sovereign/First Essex merger, which was $16.15 per share.

        Stock options to purchase approximately 1.0 million shares of First Essex's common stock with a weighted average exercise price of $18.60 were assumed by Sovereign pursuant to the Sovereign/First Essex merger and converted into options to purchase approximately 3.0 million shares of Sovereign common stock with a weighted average exercise price of $6.36 (based on an exchange ratio of 2.925). The fair value of stock options issued was determined using the Black-Scholes option pricing model. Estimated transaction costs of $5.0 million were incurred upon completion of the Sovereign/First Essex merger and are reflected as part of the purchase price for accounting purposes. These costs consist primarily of investment banking, legal and other professional fees and expenses.

Sovereign/Waypoint merger

        The preliminary estimate of the cost to acquire Waypoint includes (in thousands):

Cash	$279,280
Sovereign common stock issued to shareholders of Waypoint based on an exchange ratio of 1.262 shares and a fair value of Sovereign common stock of $21.58	633,825
Fair value of options issued	62,717
Transaction costs	9,824

$985,646

        Under the terms of the Sovereign/Waypoint merger agreement, shareholders of Waypoint will be entitled to receive $28.00 in cash or 1.262 shares of Sovereign common stock for each share of Waypoint common stock that they own, subject to election and allocation procedures which are intended to ensure that, in the aggregate, 70% of the Waypoint shares will be exchanged for Sovereign common stock and 30% will be exchanged for cash. If elections for stock exceed 70% or elections for cash exceed 30%, Sovereign can require Waypoint shareholders to accept more stock or cash in order to preserve the basic 70% stock/30% cash feature. Since the consideration to be paid by Sovereign for the shares of Waypoint is fixed, the value of the Sovereign shares used in determining the purchase price of the Waypoint shares for accounting purposes is based on the average closing trading price of Sovereign stock three days prior to and three days subsequent to the time of the announcement of the Sovereign/Waypoint merger on March 9, 2004, which was $21.58 per share.

        Stock options to purchase approximately 3.2 million shares of Waypoint's common stock with a weighted average exercise price of $12.80 will be assumed by Sovereign pursuant to the Sovereign/Waypoint merger and converted into options to purchase approximately 4.0 million shares of Sovereign common stock with a weighted average exercise price of $10.14 (based on an exchange ratio of 1.262). The fair value of stock options issued was determined using the Black-Scholes option pricing model. Estimated transaction costs of $9.8 million will be incurred upon completion of the Sovereign/Waypoint merger and are reflected as part of the purchase price for accounting purposes. These costs consist primarily of investment banking, legal and other professional fees and expenses.

        The Sovereign/Waypoint merger is subject to approval by various regulatory agencies and Waypoint shareholders. Sovereign anticipates that the Sovereign/Waypoint merger will close in the fourth quarter of 2004 or the first quarter of 2005.

C. Calculation of Goodwill and Allocation of Purchase Price

        The pro forma excess of cost over net assets acquired for the Sovereign/Seacoast merger, Sovereign/First Essex merger and Sovereign/Waypoint merger were calculated as follows (in thousands):

	Seacoast/ Abington	Sovereign/ Seacoast	Sovereign/ First Essex	Sovereign/ Waypoint	Total
Purchase price	$143,715	$1,043,307	$423,083	$985,646	$2,595,751
Net assets acquired	58,621	491,189	184,028	402,233	1,136,071

	$85,094	$552,118	$239,055	$583,413	$1,459,680

        The excess of cost over the net assets was allocated to acquired assets and liabilities as follows (in thousands):

	Seacoast/ Abington	Sovereign/ Seacoast	Sovereign/ First Essex	Sovereign/ Waypoint	Total
Investment securities	$—	$485	$—	$—	$485
Loans	6,674	78,821	9,760	(5,586)	89,669
Property and equipment	5,813	(1,600)	1,630	(2,900)	2,943
Core deposit intangible	10,915	36,737	10,376	26,764	84,792
Deposits	(3,408)	(13,048)	(3,134)	(21,065)	(40,655)
Borrowings and other debt obligations	(6,430)	(69,232)	(16,003)	(95,138)	(186,803)
Other liabilities	(8,404)	(75,820)	(18,003)	(84,911)	(187,138)
Goodwill	82,049	574,772	247,651	697,810	1,602,282
Deferred tax asset (liability), net at 35%	(2,115)	21,003	6,778	68,439	94,105

	$85,094	$552,118	$239,055	$583,413	$1,459,680

        The adjustment to other liabilities relates to the estimated cost to close selected Seacoast, First Essex and Waypoint branches, severance and certain other benefits due Seacoast, First Essex and Waypoint employees and costs to terminate certain Seacoast, First Essex and Waypoint contracts. The amounts related to the acquisitions of Seacoast and Waypoint represent estimates and may be adjusted as additional analysis is completed.

D. Pro Forma Adjustments (in thousands)

        The following is a summary of the pro forma adjustments included in the accompanying unaudited pro forma condensed combined statement of income:

	Seacoast/ Abington	Sovereign/ Seacoast	Sovereign/ First Essex	Sovereign/ Waypoint	Total
Amortization of premium on investments	$(334)	$(242)	$—	$—	$(576)
Amortization of premium on loans	(1,335)	(56,031)	(11,081)	(14,152)	(82,599)
Amortization of premium on deposits	1,704	1,465	8,833	30,836	42,838
Amortization of premium on borrowings and other debt obligations	919	13,086	2,820	37,388	54,213
Interest expense on additional borrowings	(1,335)	(9,832)	(8,329)	(11,171)	(30,667)
Amortization of core deposit intangible	(1,559)	(1,679)	(957)	(2,133)	(6,328)
Depreciation of banking premises valuation adjustment	(233)	—	(82)	—	(315)

	$(2,173)	$(53,233)	$(8,796)	$40,768	$(23,434)

        Income tax expense for the above pro forma adjustments was provided using a 35% tax rate, with the exception of the Seacoast/Abington adjustments that were provided using a 41% tax rate.

        The following table summarizes the estimated net future impact of the amortization of the purchase accounting adjustments made in connection with the mergers on Sovereign's results of operations (in thousands):

Projected Future Amounts For Years Ended December 31	Net Increase (Decrease) in Income before Income Taxes
2004	$(12,981)
2005	10,237
2006	18,964
2007	28,257
2008	(3,215)
2009	(6,844)

See discussion of amortization periods for the purchase accounting adjustments in Note A.

E. Merger Related Charges (in thousands)

        In connection with the acquisitions of Seacoast, First Essex and Waypoint, Sovereign expects to incur non-recurring charges of approximately $72.6 million related to closure of existing Sovereign branches, integration of data processing platforms and certain other items, which will be recorded in the income statement of Sovereign within the 12 month period after completion of the respective mergers. The cost of the special items has been reflected in the accompanying condensed combined pro forma balance sheet as of December 31, 2003 as follows (in thousands):

Accrued liabilities	$72,627
Deferred taxes at 35%	25,419

Retained earnings	$47,208

        Since the charges are non-recurring and are expected to be incurred within one year of the completion of the respective mergers, they have not been included in the accompanying pro forma condensed combined statements of income.

F. Reclassifications to conform with Sovereign's accounting policies

        Effective July 1, 2003, Sovereign changed its accounting policy with respect to classification of its obligations under its trust preferred securities. As a result of this change, Sovereign reclassified these obligations from "Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Junior Subordinated Debentures of Sovereign" to "Borrowings and other debt obligations." In addition, the dividends on these instruments, which were previously included in "Other Expense" prior to July 1, 2003, are now classified as interest expense. Prior period amounts were not reclassified to conform with this new presentation.

        The adjustments in the accompanying Unaudited Pro Forma Condensed Combined Financial Statements were recorded to conform the treatment of trust preferred securities by Waypoint, First Essex, Seacoast and Abington with Sovereign's accounting policy.

        Sovereign adopted the expense recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation," for stock based employee compensation awards. The adjustments in the accompanying Unaudited Pro Forma Condensed Combined Financial Statements were recorded to conform the treatment of stock based compensation awards by Waypoint, First Essex and Seacoast with Sovereign's accounting policy. Abington's historical results of operations for 2003 included the expense recognition provisions of SFAS No. 123.

G. Treasury Stock

        Amounts represent adjustments related to Seacoast's ownership of 95,000 shares of Abington common stock.

H. Earnings Per Share

        Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding over the period presented. Diluted earnings per common share is calculated using the same method as basic earnings per common share, but reflects potential dilution of common stock equivalents. Pro forma basic and diluted weighted average number of common stock utilized for the calculation of earnings per share for the periods presented were calculated using Sovereign's historical basic and diluted weighted average common stock plus the shares of Sovereign common stock issued in the Sovereign/Seacoast merger, Sovereign/First Essex merger and Sovereign/Waypoint merger as well as the dilutive effect of exchanging Sovereign outstanding stock options for stock options of Seacoast, First Essex and Waypoint common stock, using the treasury stock method.

INFORMATION ABOUT SOVEREIGN

        Sovereign is the parent company of Sovereign Bank, a $48.1 billion financial institution with 535 community banking offices, approximately 950 ATMs and about 8,300 team members in Pennsylvania, New Jersey, Connecticut, New Hampshire, New York, Rhode Island, Delaware and Massachusetts. Sovereign's primary business consists of attracting deposits from its network of community banking offices, and originating small business and middle market commercial and asset-based loans, residential mortgage loans, home equity lines of credit, and auto and other consumer loans in the communities served by those offices. Sovereign also purchases portfolios of residential mortgage loans and other consumer loans originated throughout the United States.

        Sovereign Bank was created in 1984 under the name Penn Savings Bank, F.S.B. through the merger of two financial institutions with market areas primarily in Berks and Lancaster counties, Pennsylvania. Sovereign Bank assumed its current name on December 31, 1991. Sovereign was incorporated in 1987. Sovereign has acquired 25 financial institutions, branch networks and related businesses since 1990. Seventeen of these acquisitions, with assets totaling approximately $27 billion, have been completed since 1995, including its recent acquisition of First Essex.

        Sovereign believes that, as a result of continuing consolidation in the financial services industry, there is an increasing need for a super-community bank in the northeastern United States. Sovereign considers a super-community bank to be a bank with the size and range of commercial, business and consumer products to compete with larger institutions, but with the orientation to relationship banking and personalized service usually found at smaller community banks.

        In response to this need, in 1996, Sovereign initiated a strategy to transform itself from a traditional mortgage lender into a super-community bank by:

  •
  targeting small and medium size businesses through offering a broader array of commercial and business banking products and services;

  •
  changing the mix of its deposits and, while endeavoring to preserve its credit quality, changing the mix of its assets to be more characteristic of a commercial bank;

  •
  increasing its penetration into larger, more densely populated markets in the northeastern United States;

  •
  preserving its orientation toward relationship banking and personalized service, as well as its sales-driven culture; and

  •
  increasing its non-interest income as a percentage of net income.

        During 2000, Sovereign substantially completed this transformation by acquiring $12.3 billion of deposits, $8.0 billion of loans, and 281 community banking offices located in Massachusetts, Rhode Island, Connecticut and New Hampshire from FleetBoston Financial Corporation. As a result of the FleetBoston acquisition, Sovereign doubled its deposit base, changed the mix of loans and deposits to be more characteristic of a commercial bank, and increased the breadth and depth of senior and middle management. Since that time, Sovereign has completed two additional acquisitions of community banks, including Sovereign's acquisition of First Essex, which was completed on February 6, 2004. In addition, on March 8, 2004, Sovereign entered into the Sovereign/Waypoint merger agreement to purchase Waypoint, a thrift holding company headquartered in Harrisburg, Pennsylvania, with approximately $5.3 billion in assets and $2.7 billion of deposits, and 65 branch offices located in ten counties in south central Pennsylvania. For an illustration of the pro forma effect of Sovereign's acquisitions of First Essex, Waypoint and Seacoast (including Seacoast's pending acquisition of Abington), see the section entitled "Unaudited Pro Forma Condensed Combined Financial Statements" on page 101 of this proxy statement/prospectus.

        Sovereign is a Pennsylvania business corporation and its principal executive offices are located at 1500 Market Street, Philadelphia, Pennsylvania and its telephone number is (215) 557-4630. Sovereign Bank is headquartered in Wyomissing, Pennsylvania, a suburb of Reading, Pennsylvania.

        Sovereign Bank is a federally chartered savings bank and operates in a heavily regulated environment. Changes in laws and regulations affecting Sovereign and its subsidiaries may have an impact on its operations.

        The foregoing description of Sovereign and Sovereign Bank is not complete. For more information on the business of Sovereign and Sovereign Bank, please refer to Sovereign's Annual Report on Form 10-K for the fiscal year ended December 31, 2003. Please refer to the section entitled "Where You Can Find More Information" on page 132 of this proxy statement/prospectus in order to find out where you can obtain copies of Sovereign's Annual Report as well as other documents Sovereign files with the Securities and Exchange Commission.

INFORMATION ABOUT SEACOAST

        Until the completion of a mutual to stock conversion and initial public offering of stock on November 20, 1998, Seacoast was a mutual holding company created in connection with the reorganization of CompassBank into a mutual holding company form of organization in 1994. Seacoast is a Massachusetts corporation and is registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, as amended. At March 31, 2004, Seacoast had consolidated assets of $4.5 billion, deposits of $2.9 billion and consolidated stockholders' equity of $397 million. Seacoast conducts business from its executive offices in New Bedford, Massachusetts. Seacoast's principal assets are all of the capital stock of CompassBank and Nantucket Bank, both of which are Massachusetts-chartered savings banks. Since its formation, Seacoast has owned 100% of CompassBank's outstanding capital stock. Nantucket Bank became a wholly owned subsidiary of Seacoast as a result of the acquisition of Home Port Bancorp, Inc., the then parent company of Nantucket Bank, on December 31, 2000.

        CompassBank was organized in 1855 as a Massachusetts-chartered mutual savings bank, and reorganized into mutual holding company form in 1994. Nantucket Bank was organized in 1834 as a Massachusetts-chartered mutual savings bank and reorganized to a stock savings bank in 1988. CompassBank's and Nantucket Bank's principal business is gathering deposits from customers within their market areas and investing those funds in residential and commercial real estate loans, indirect automobile loans (CompassBank only), commercial loans, construction loans, home equity loans and other consumer loans and investment securities. CompassBank's and Nantucket Bank's investment portfolios consist primarily of United States Government and agency securities, corporate bonds, mortgage-backed securities, collateralized mortgage obligations and, to a lesser extent, marketable equity securities. Individual and business customers have a variety of deposit accounts with CompassBank and Nantucket Bank, including NOW (checking) and other demand deposit accounts, passbook savings accounts, money market deposit accounts, Individual Retirement Accounts and various certificates of deposit.

        CompassBank's and Nantucket Bank's deposits are insured by the Bank Insurance Fund, as administered by the Federal Deposit Insurance Company (FDIC), up to the maximum amount permitted by law, except that certain deposits that CompassBank acquired from a savings association are insured by the Savings Association Insurance Fund, also administered by the FDIC. Deposit amounts in excess of FDIC insurance limits are insured by the Depositors Insurance Fund, a deposit insuring entity for Massachusetts savings banks. CompassBank and Nantucket Bank are voluntary members of the Federal Home Loan Bank of Boston, which serves principally as a credit source in providing funds for residential mortgage lending.

        On October 20, 2003, Seacoast entered into a merger agreement pursuant to which Abington, a bank holding company, will merge with and into a wholly owned subsidiary of Seacoast. Abington stockholders will receive either $34.00 in cash or 1.4468 shares of Seacoast common stock for each share of Abington common stock that they own. In accordance with allocation procedures set forth in the Seacoast/Abington merger agreement, 25% of the outstanding shares of Abington common stock will be exchanged for cash and 75% will be exchanged for Seacoast common stock.

        For an illustration of the pro forma effect of Sovereign's acquisitions of First Essex, Waypoint and Seacoast (including Seacoast's acquisition of Abington), see the section entitled "Unaudited Pro Forma Condensed Combined Financial Statements" on page 101 of this proxy statement/prospectus.

        For more information on the business of Seacoast, CompassBank and Nantucket Bank, please refer to Seacoast's Annual Report on Form 10-K for the fiscal year ended December 31, 2003. Please refer to the section entitled "Where You Can Find More Information" on page 132 of this proxy statement/prospectus in order to find out where you can obtain copies of Seacoast's Annual Report as well as other documents Seacoast files with the Securities and Exchange Commission.

DESCRIPTION OF SOVEREIGN CAPITAL SECURITIES

        The authorized capital stock of Sovereign consists of 800 million shares of common stock, no par value, and 7.5 million shares of authorized preferred stock. At April 23, 2004 there were 306,449,935 shares of Sovereign common stock issued and outstanding and no shares of preferred stock issued and outstanding. There are no other shares of capital stock of Sovereign authorized, issued or outstanding. Sovereign has no options, warrants, or other rights authorized, issued or outstanding, other than as described herein under the sections entitled "—Trust PIERS" and "—Shareholder Rights Plan" beginning on page 117 of this proxy statement/prospectus and options granted under Sovereign's stock option plans or in connection with pending acquisitions by Sovereign, including Waypoint.

Common Stock

        The holders of Sovereign common stock share ratably in dividends when and if declared by Sovereign's board of directors from legally available funds. Declaration and payment of cash dividends by Sovereign depends upon dividend payments by Sovereign Bank, which are Sovereign's primary source of revenue and cash flow. Sovereign is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of Sovereign, and consequently the right of creditors and shareholders of Sovereign, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Sovereign in its capacity as a creditor may be recognized.

        Prior to the issuance of any Sovereign preferred stock which possesses voting rights (see the section entitled "—Preferred Stock" below), the holders of shares of Sovereign common stock will possess exclusive voting rights in Sovereign. Each holder of shares of Sovereign common stock has one vote for each share held on matters upon which shareholders have the right to vote. Sovereign shareholders cannot cumulate votes in the election of directors.

        The holders of Sovereign common stock have no preemptive rights to acquire any additional shares of Sovereign. In addition, Sovereign common stock is not subject to redemption.

        Sovereign's articles of incorporation authorize the Sovereign board of directors to issue authorized shares of Sovereign common stock without shareholder approval. Sovereign common stock is included for quotation on the New York Stock Exchange. As a result, in order to maintain such inclusion, approval of Sovereign's shareholders is required for the issuance of additional shares of Sovereign common stock or securities convertible into Sovereign common stock if the issuance of such securities:

  •
  relates to acquisition of a company and the securities will have 20% or more of the voting power outstanding before the issuance;

  •
  relates to acquisition of a company in which a director, officer or substantial shareholder of Sovereign has a 5% or greater interest and the issuance of the securities could result in an increase in outstanding common stock or voting power of 5% or more;

  •
  relates to a transaction, other than a public offering, at a price less than the greater of book or market value in which the shares issued will equal 20% or more of the shares of Sovereign common stock or 20% or more of the voting power outstanding before issuance; or

  •
  would result in a change in control of Sovereign.

        Under New York Stock Exchange rules, shareholders must also approve a stock option or purchase plan applicable to officers and directors other than a broadly-based plan in which other security holders of Sovereign or employees of Sovereign participate.

        In the event of liquidation, dissolution or winding-up of Sovereign, whether voluntary or involuntary, holders of Sovereign common stock share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after payment of any liquidation preferences of any outstanding Sovereign preferred stock.

Preferred Stock

        Sovereign's board of directors is authorized to approve the issuance of Sovereign preferred stock, without any required approval of shareholders. Sovereign's board of directors determines the rights and limitations on each series of Sovereign preferred stock at the time of issuance. These rights may include rights to participating dividends, voting and convertibility into shares of Sovereign common stock. Shares of Sovereign preferred stock can have dividend, redemption, voting, and liquidation rights taking priority over Sovereign common stock, and may be convertible into Sovereign common stock.

Trust PIERS

        In the first quarter of 2004, Sovereign Capital Trust IV, a special purpose statutory trust, issued 16 million Contingent Convertible Trust Preferred Income Equity Redeemable Securities (Trust PIERS). Each Trust PIERS:

  •
  has a stated liquidation amount of $50, representing an undivided beneficial ownership interest in the assets of the trust, which assets consist solely of junior subordinated debentures issued by Sovereign and warrants to purchase 1.6301 shares per warrant (subject to adjustment) of Sovereign common stock; and

  •
  is convertible, upon the satisfaction of certain conditions, at any time prior to March 1, 2034 (subject to redemption), into 1.6301 shares (subject to antidilution adjustments) of Sovereign common stock. The exercise price of the warrants is equal to the accreted value of the Trust PIERS (subject to antidilution adjustments). The accreted value of a Trust PIERS is equal to the sum of the initial purchase price of the Trust PIERS plus accrual of the discount (i.e. $18.22), calculated from March 1, 2004 to the date of exercise of the warrant at the all-in-yield of 7.41% per annum on a quarterly bond equivalent yield basis using a 360-day year of twelve 30-day months until such sum equals $50 on March 1, 2034.

Shareholder Rights Plan

        Sovereign maintains a shareholder rights plan designed to protect shareholders from attempts to acquire control of Sovereign at an inadequate price. Under the shareholder rights plan, each outstanding share of Sovereign common stock has attached to it one right to purchase one-hundredth of a share of junior participating preferred stock at an initial exercise price of $40. The rights are not currently exercisable or transferable, and no separate certificates evidencing such rights will be distributed, unless certain events occur.

        A holder can exercise the rights to purchase shares of the junior participating preferred stock if a person, group or other entity acquires or commences a tender offer or an exchange offer for 9.9% or more of total voting power. A holder can also exercise if Sovereign's board of directors declares a person or group who has become a beneficial owner of at least 4.9% of Sovereign common stock or total voting power an "adverse person," as defined in the shareholder rights plan.

        After the rights become exercisable, the rights (other than rights held by a 9.9% beneficial owner or an "adverse person") generally will entitle the holders to purchase either Sovereign common stock or the common stock of the potential acquiror, in lieu of the junior participating preferred stock, at a substantially reduced price.

        Sovereign can generally redeem the rights at $0.001 per right by a majority vote of "continuing directors" (defined as any member of the board of directors of Sovereign on June 21, 2001 and successors approved by such persons) at any time prior to the earlier of the tenth business day following public announcement that a 9.9% position has been acquired or June 30, 2007. At any time prior to the date the rights become nonredeemable, the Sovereign board of directors can extend the redemption period by a vote of "continuing directors." Rights are redeemable following an "adverse person" determination.

Special Charter and Pennsylvania Corporate Law Provisions

        Sovereign's articles of incorporation and bylaws contain certain provisions which may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for Sovereign common stock, a proxy contest for control of Sovereign, the assumption of control of Sovereign by a holder of a large block of Sovereign common stock and the removal of Sovereign's management. These provisions:

  •
  empower the Sovereign board of directors, without shareholder approval, to issue Sovereign preferred stock the terms of which, including voting power, are set by the Sovereign board of directors;

  •
  divide the Sovereign board of directors into three classes serving staggered three-year terms;

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  restrict the ability of shareholders to remove directors;

  •
  require that shares with at least 80% of total voting power approve mergers and other similar transactions with a person or entity holding stock with more than 5% of Sovereign's voting power, if the merger is not approved, in advance, by the Sovereign board of directors;

  •
  prohibit shareholders' actions without a meeting;

  •
  require that shares with at least 80%, or in certain instances a majority, of total voting power approve the repeal or amendment of Sovereign's articles of incorporation;

  •
  require any person who acquires stock of Sovereign with voting power of 25% or more to offer to purchase for cash all remaining shares of Sovereign voting stock at the highest price paid by such person for shares of Sovereign voting stock during the preceding year;

  •
  eliminate cumulative voting in elections of directors;

  •
  require an affirmative vote of at least two-thirds of Sovereign's total voting power in order for shareholders to repeal or amend Sovereign's bylaws;

  •
  require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders; and

  •
  provide that officers, directors, employees, agents and persons who own 5% or more of the voting securities of any other corporation or other entity that owns 66 2/3% or more of Sovereign's outstanding voting stock cannot constitute a majority of the members of Sovereign's board of directors.

        The Pennsylvania Business Corporation Law of 1988 also contains certain provisions applicable to Sovereign which may have the effect of impeding a change in control of Sovereign. These provisions, among other things:

  •
  require that, following any acquisition of 20% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from the requiring person or group in an amount equal to the "fair value" of the shares, including an increment representing a proportion of any value payable for control of the corporation; and

  •
  prohibit for five years, subject to certain exceptions, a "business combination," which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets with a shareholder or group of shareholders beneficially owning 20% or more of a public corporation's voting power.

        In 1990, Pennsylvania adopted legislation further amending the Pennsylvania Business Corporation Law. To the extent applicable to Sovereign at the present time, this legislation generally:

  •
  expands the factors and groups (including shareholders) which the Sovereign board of directors can consider in determining whether a certain action is in the best interests of the corporation;

  •
  provides that the Sovereign board of directors need not consider the interests of any particular group as dominant or controlling;

  •
  provides that Sovereign's directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof for actions relating to an acquisition or potential acquisition of control;

  •
  provides that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

  •
  provides that the fiduciary duty of Sovereign's directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

        The 1990 amendments to the Pennsylvania Business Corporation Law explicitly provide that the fiduciary duty of directors does not require directors to:

  •
  redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

  •
  render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law, relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

  •
  act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to stockholders in such an acquisition.

        One of the effects of the 1990 fiduciary duty statutory provisions may be to make it more difficult for a shareholder to successfully challenge the actions of the Sovereign board of directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the 1990 amendments grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of the corporation.

        Sovereign opted out of coverage by the "disgorgement" and "control-share acquisition" statutes included in the 1990 legislation, pursuant to a bylaw amendment as permitted by the legislation. To the extent applicable to a Pennsylvania corporation, the "disgorgement" statute generally requires disgorgement by any person or group who or which has acquired or publicly disclosed an intent to acquire 20% or more of a corporation's voting power of any profit realized from the sale of any shares acquired within specified time periods of such acquisition or disclosure if the shares are sold within 18 months thereafter. The "control share acquisition" statute generally prohibits a person or group who or which exceeds certain stock ownership thresholds (20%, 33 1/3% and 50%) for the first time from voting the "control shares" (i.e., the shares owned in excess of the applicable threshold) unless voting rights are restored by a vote of disinterested shareholders. As a result of Sovereign's opt-out from coverage by these statutes, neither the "disgorgement" nor the "control share acquisition" statute would apply to a nonnegotiated attempt to acquire control of Sovereign, although such an attempt would still be subject to the special charter and other provisions described in the preceding paragraphs. Sovereign can reverse this action, and thereby cause the "disgorgement" and "control share acquisition" statutes to apply to an attempt to acquire control of Sovereign, by means of an amendment to Sovereign's bylaws, which could be adopted by the board of directors, without shareholder approval.

INDEMNIFICATION

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

COMPARISON OF SHAREHOLDER RIGHTS

        Sovereign is a Pennsylvania corporation subject to the provisions of the Pennsylvania Business Corporation Law of 1988 and Seacoast is a Massachusetts corporation subject to the provisions of the Massachusetts Business Corporation Law. If we complete the merger, certain stockholders of Seacoast will become shareholders of Sovereign, and their rights as shareholders will be determined by the Pennsylvania Business Corporation Law of 1988 and by Sovereign's articles of incorporation and bylaws.

        Recently, the Massachusetts legislature adopted a new Massachusetts Business Corporation Act. The current Massachusetts Business Corporation Law, located at Chapter 156B of the Massachusetts General Laws, will be repealed and replaced by the new Massachusetts Business Corporation Act which will be located at Chapter 156D of the Massachusetts General Laws, effective on July 1, 2004. Where appropriate and material, the differences between stockholder rights under the current Massachusetts Business Corporation Law and the new Massachusetts Business Corporation Act are noted below.

        The following summary is not intended to be a complete statement of the differences affecting the rights of Seacoast stockholders who become Sovereign shareholders, but rather summarizes the more significant differences affecting the rights of such stockholders and certain important similarities. The summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Sovereign, the articles of organization and by-laws of Seacoast and applicable laws and regulations.

Authorized Capital Stock

        The authorized capital stock of Sovereign consists of 800,000,000 shares of common stock, no par value, of which, as of April 23, 2004, 306,449,935 shares were issued and outstanding, and 7,500,000 shares of preferred stock, no par value, none of which are issued or outstanding.

        Seacoast is authorized to issue 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. As of April 27, 2004, 25,930,730 shares of common stock were issued and outstanding. No shares of preferred stock are outstanding.

Directors

  Election, Number and Classification

        Sovereign's articles of incorporation provide that the number of directors and their classification will be set by the board of directors. Sovereign's directors have been divided into three classes and each class serves a three year term. Sovereign's board of directors currently consists of six members.

        Seacoast's articles of organization and by-laws provide that the number of directors and their classifications will be set by the board of directors. If there is an interested stockholder (as defined in Seacoast's articles of organization), the vote of a majority of the disinterested directors is also required to set the number and classification of directors. The current number of directors is 13 and will be increased to 16 upon completion of the Seacoast/Abington merger. Seacoast's articles of organization and by-laws provide for three classes of directors. Each class is elected for a three-year term. At each annual meeting of stockholders, one class of directors is elected to serve a three-year term. The vote of a plurality of the votes cast at an annual meeting is required to elect the directors of Seacoast.

  Filling Vacancies

        Sovereign's articles of incorporation provide that if, for any reason, a vacancy occurs on the board of directors of Sovereign, a majority of the remaining directors have the exclusive power to fill the vacancy by electing a director to hold office for the unexpired term in respect of which the vacancy occurred.

        Vacancies on the Seacoast board, whether by reason of an increase in the number of directors, death, resignation, removal or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum. If there is an interested stockholder, the vacancy may be filled only by the affirmative vote of a majority of the remaining disinterested directors, even though less than a quorum. Directors chosen by the board of directors to fill a vacancy hold office until the next election of the class for which the director has been chosen.

  Removal

        Under Sovereign's articles of incorporation, Sovereign directors may be removed from office without cause by the affirmative vote of a majority of outstanding voting shares. Seacoast directors, pursuant to Seacoast's articles of organization and by-laws, may only be removed for cause by the affirmative vote of the holders of at least two-thirds of the total votes eligible to be cast by stockholders at a meeting of stockholders called expressly for such purpose.

  Nomination

        Stockholders of Seacoast and shareholders of Sovereign are required to submit to their respective companies, in writing and in advance, any nomination of a candidate for election as a director. Sovereign's bylaws provide that such nominations generally must be submitted not more than 120 days, and not less than 90 days, prior to a scheduled meeting for the election of directors (unless less than 21 days' notice of the meeting is given to shareholders in which case such nominations must be submitted within seven days following the mailing of the notice to shareholders). Seacoast's by-laws provide that its stockholders must submit written nominations not less than 60 days nor more than 150 days prior to the annual meeting of Seacoast stockholders.

  Duties of Directors in Evaluating Offers

        Sovereign's articles of incorporation provide that the board of directors, when evaluating any offer of another party to (1) make a tender or exchange offer for any equity security of Sovereign, (2) merge or consolidate Sovereign with another corporation, (3) purchase or otherwise acquire all or substantially all of the properties and assets of Sovereign, or (4) engage in any transaction similar to, or having similar effects as, any of the foregoing transactions, shall, in connection with the exercise of its judgment in determining what is in the best interests of Sovereign and its shareholders, give due consideration to all relevant factors, including without limitation the social and economic effects of the proposed transaction on the depositors, employees, suppliers, customers and other constituents of Sovereign and its subsidiaries and on the communities in which Sovereign and its subsidiaries operate or are located, the business reputation of the other party, and the board of directors' evaluation of the then value of Sovereign in a freely negotiated sale and of the future prospects of Sovereign as an independent entity.

        Under Seacoast's articles of organization, when evaluating a tender offer, merger proposal or purchase of substantially all of Seacoast's assets, the board of directors of Seacoast may consider certain factors in determining whether the offer or proposal is in the best interests of Seacoast and its stockholders. Among the factors that the board may consider are:

  •
  the interests of Seacoast's employees, suppliers, creditors and customers;

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  the economy of the state, region and nation;

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  community and societal considerations; and

  •
  the long-term and short-term interests of Seacoast and its stockholders, including the possibility that these interests may be best served by the continued independence of Seacoast.

  Limited Liability

        A director of Sovereign is not personally liable to Sovereign, its shareholders or others for any action taken or any failure to take any action unless the director breached or failed to perform the duties of his or her office as set forth under Pennsylvania law and such breach or failure constitutes self-dealing, willful misconduct or recklessness; provided, however, that there is no such elimination of liability arising under any criminal statute or with respect to the payment of taxes pursuant to local, state or federal law.

        Seacoasts' articles of organization provide that a director of Seacoast is not personally liable to Seacoast or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

  •
  for any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under certain provisions of Massachusetts law (Sections 61 or 62 of the current Massachusetts Business Corporation Law and Sections 6.41 and 8.32 of the new Massachusetts Business Corporation Act) dealing with illegal distributions and loans to directors and officers; or

  •
  for any transaction from which the director derived an improper personal benefit.

  Indemnification

        The bylaws of Seacoast and Sovereign each provide for indemnification of directors, officers and agents.

        Seacoast's articles of organization provide for indemnification of its officers and directors to the extent permitted by law. The articles also provide for indemnification, in the board's discretion, of its non-officer employees to the extent permitted by law. Seacoast's articles additionally provide that no indemnification will be provided if a final adjudication determines that the indemnified person is not entitled to indemnification.

        As permitted by the current Massachusetts Business Corporation Law and the new Massachusetts Business Corporation Act, Seacoast's articles of organization provide for payment of expenses incurred by a director or officer at the level of vice president or above in defending an action in advance of the final disposition of the proceeding, but only if the director or officer undertakes to repay the amount advanced if it is ultimately determined that the person is not entitled to indemnification. If the proceeding is initiated by the indemnified person or by the disinterested directors, Seacoast may, but is not required to, pay expenses in advance of the final disposition. Seacoast's articles permit, but do not require, payment of expenses incurred by non-officer employees and officers below the level of vice president.

        Directors, officers, employees and agents of Sovereign are entitled to indemnification in both third party actions and derivative actions unless there is a court finding that the act or failure to act giving rise to the claim for indemnification constitutes willful misconduct or recklessness.

Shareholders' Meetings

        Special meetings of Sovereign shareholders may be called at any time by any of the following:

  •
  the board of directors at a duly called and held meeting of the board of directors or upon the unanimous written consent of the members of the board of directors; or

  •
  the chairman of the board of directors or the chief executive officer, but only upon receiving written direction of at least a majority of directors then in office.

        The Seacoast articles of organization and by-laws provide that special meetings of stockholders may be called by a majority of the directors then in office. If there is an interested stockholder, the vote of a majority of the disinterested directors is also required for the meeting to be called by directors. A special meeting may also be called by the clerk or by any other officer if the clerk refuses to call the meeting upon the written request of the holders of at least two-thirds of the outstanding shares entitled to vote at the meeting. If no officer is willing to call a special meeting, a meeting may be called upon written request to the court of the holders of at least two-thirds of the outstanding shares entitled to vote at the meeting.

        Shareholders of Sovereign are required to submit to Sovereign, in writing and in advance, any matter desired to be placed on the agenda of an annual meeting of shareholders. Such proposal generally must be submitted not more than 150 days and not less than 90 days prior to the meeting (or seven days if less than 21 days' notice of the annual meeting is given to shareholders). Seacoast's by-laws require that its stockholders submit to Seacoast written notice of any matter desired to be placed on the agenda of an annual meeting of stockholders not more than 150 days and not less than 60 days prior to such meeting.

Shareholder Action without a Meeting

        Sovereign's articles of incorporation provide that the power of its shareholders to consent in writing to any action without a meeting is specifically denied.

        Seacoast's by-laws permit the stockholders entitled to vote on the matter to act by written consent in lieu of a meeting. The consent must be unanimous.

Shareholder Rights Plan

        Sovereign has adopted a shareholder rights plan pursuant to which holders of Sovereign common stock are entitled, under certain circumstances generally involving an accumulation of Sovereign common stock, to purchase Sovereign common stock or common stock of the potential acquirer at a substantially reduced price. For more information see the section entitled "Description of Sovereign Capital Securities—Shareholder Rights Plan" on page 117 of this proxy statement/prospectus.

        Seacoast does not maintain a stockholder rights plan.

Required Shareholder Votes

  General

        Subject to the voting rights of any series of Sovereign preferred stock then outstanding, the holders of Sovereign common stock possess exclusive voting rights of Sovereign. Each holder of Sovereign common stock is entitled to one vote for each share owned of record. There are no cumulative voting rights in the election of directors. For general corporate action of the shareholders of Sovereign, the affirmative vote of a majority of the votes cast, in person or by proxy, at a shareholders' meeting is required for approval.

        Subject to the voting rights of any series of Seacoast preferred stock then outstanding, each holder of Seacoast common stock is entitled to one vote for each share owned of record. There are no cumulative voting rights in the election of directors. For general corporate action of the stockholders of Seacoast, the affirmative vote of a majority of the votes cast at a stockholders' meeting is required for approval.

  Fundamental Changes

        Sovereign's articles of incorporation require that a plan of merger, consolidation, share exchange, division, conversion or asset transfer (in respect of a sale, lease, exchange or other disposition of all, or substantially all, the assets of Sovereign other than in the usual and regular course of business) must be approved by the affirmative vote of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast, except that shareholder approval of any such transaction which is approved in advance by at least 66 2/3% of the members of Sovereign's board of directors requires only the affirmative vote of a majority of the votes cast. In the absence of prior approval by Sovereign's board of directors, Sovereign's articles of incorporation require a vote of shareholders with at least 80% of Sovereign's total voting power to approve any merger, consolidation, share exchange, asset transfer (in respect of a sale, lease, exchange or other disposition of all, or substantially all, the assets of Sovereign) or similar transactions involving a shareholder holding 5% or more of Sovereign's voting power.

        Under the current Massachusetts Business Corporation Law and the new Massachusetts Business Corporation Act, mergers must be adopted by the board of directors and generally approved by the affirmative vote of two-thirds of the outstanding shares of each class of stock of the corporation. A corporation's articles of organization may provide that the approval of less than two-thirds, but not less than a majority, of the outstanding shares is sufficient to approve a merger. The current Massachusetts Business Corporation law provides that, unless a corporation's articles of organization so requires, the approval of the stockholders is not required if the corporation is the surviving corporation and:

  •
  the merger does not change the name, the number of authorized shares or other provisions of the articles of organization;

  •
  the number of shares to be issued in connection with the merger does not exceed 15% of the shares of the corporation outstanding prior to the merger; and

  •
  the issue by vote of the directors of any unissued stock to be issued in the merger has been authorized in accordance with the Massachusetts Business Corporation Law.

        The new Massachusetts Business Corporation Act sets forth that, unless the articles of organization otherwise provides, approval by the corporation's shareholders of a plan of merger or share exchange is not required if:

  •
  the corporation will survive the merger or is the acquiring corporation in a share exchange;

  •
  its articles of organization will not be changed except for amendments by the board of directors that do not require stockholder approval;

  •
  each shareholder of the corporation whose shares were outstanding immediately before the effective date of the merger or share exchange will hold the same number of shares, with identical preferences, limitations, and relative rights, immediately after the effective date of the merger or share exchange; and

  •
  the number of shares to be issued in connection with the merger does not exceed 20% of the shares of the corporation outstanding prior to the merger.

        The Seacoast articles of organization provide that approval of a merger, consolidation or sale of substantially all the assets of Seacoast requires the affirmative vote of either at least 75% of the outstanding shares voting as a single class or a majority of the outstanding shares voting as a single class if the voting stock of Seacoast will continue to represent over 70% of the voting stock of the surviving entity.

        Seacoast's articles of organization require that certain other business combinations with an interested stockholder be approved by the holders of not less than 80% of the outstanding voting stock of Seacoast, voting together as a single class, unless certain price and procedural requirements are met or the disinterested directors approve the merger or other business combination by a two-thirds vote. Under Seacoast's articles of organization, an interested stockholder generally is defined to include any person, firm or entity that is the beneficial owner of 10% or more of the voting shares of Seacoast or an affiliate of Seacoast who, within the prior two-year period from the date in question, was the beneficial owner of 10% or more of the voting shares of Seacoast. A disinterested director generally is defined to include (1) any director during the time when there is no interested stockholders, or (2) any director who has not been an affiliate or associate of an interested stockholder within the two years prior to the date in question and who was a director of Seacoast prior to the time the interested stockholder became an interested stockholder or who received the support of a majority of the disinterested directors for his or her nomination or election during the time when there is an interested stockholder.

  Amendment of Articles

        Sovereign's articles of incorporation contain various provisions that require a super-majority vote of shareholders to amend or repeal particular sections of such articles. Amendment or repeal of the provisions of Sovereign's articles of incorporation relating to noncumulative voting, the classification of directors, the requirement of holding meetings for shareholder action, the amendment of bylaws generally, and the consideration of non-economic factors by Sovereign's board of directors if evaluating a tender offer, all require:

  •
  the affirmative vote of 80% of the shares entitled to vote; or

  •
  the affirmative vote of 80% of the members of Sovereign's board of directors and the affirmative vote of shareholders entitled to cast at least a majority of votes which all shareholders are entitled to cast.

        Seacoast's articles of organization provide that the articles may be amended by majority vote of stockholders if the board of directors, by a two-thirds vote of the disinterested directors, recommends the amendment. If the amendment is not recommended by the vote of two-thirds of the disinterested directors, the vote of at least 75% of the total votes eligible to be cast by stockholders on the amendment, voting together as a single class, is required. However, any provision of the articles that requires more than a majority vote of the stockholders can only be amended by the same percentage vote as provided for in the particular provision. Under the new Massachusetts Business Corporation Act, the board of directors must adopt the amendment before the amendment is submitted to the stockholders.

Amendment of Bylaws

        The authority to amend or repeal Sovereign's bylaws is vested in Sovereign's board of directors, subject always to the power of the shareholders of Sovereign to change such action by the affirmative vote of shareholders holding at least two-thirds of the voting power (except that any amendment to the indemnification provisions set forth in the bylaws shall require the affirmative vote of two-thirds of the board of directors or shareholders holding 80% of the votes that all shareholders are entitled to cast). Seacoast's articles of organization and by-laws permit the board of directors to adopt, amend or repeal the by-laws by the affirmative vote of a majority of the directors then in office. If there is an interested stockholder, the affirmative vote of two-thirds of the disinterested directors then in office is also required. The Seacoast by-laws may be amended by the affirmative vote of the holders of a majority of the total votes eligible to be cast if the board of directors, by a two-thirds vote, recommends the amendment. If there is an interested stockholder, the affirmative vote of two-thirds of the disinterested directors then in office is also required. If the amendment is not recommended by the vote of two-thirds of the directors, the vote of at least 75% of the total votes eligible to be cast by stockholders on the amendment is required.

Mandatory Tender Offer Provision

        Sovereign's articles of incorporation provide that any person or entity acquiring Sovereign capital stock with 25% or more of Sovereign's total voting power is required to offer to purchase, for cash, all shares of Sovereign's voting stock, at a price per share equal to the highest price paid by such person for each respective class of Sovereign's voting stock within the preceding 12 months. The Pennsylvania Business Corporation Law of 1988 also provides that following any acquisition by a person or group of more than 20% of a publicly-held corporation's voting stock, the remaining shareholders have the right to receive payment, in cash, for their shares from such person or group of an amount equal to the "fair value" of their shares, including a proportionate amount for any control premium.

        Neither Seacoast's articles of organization, by-laws nor the current Massachusetts Business Corporation Law or the new Massachusetts Business Corporation Act provide Seacoast stockholders with similar rights.

Antitakeover Provisions

        Sovereign is subject to some, but not all, of various provisions of the Pennsylvania Business Corporation Law of 1988 which are triggered, in general, if any person or group acquires, or discloses an intent to acquire, 20% or more of the voting power of a covered corporation, other than pursuant to a registered firm commitment underwriting or, in certain cases, pursuant to the approving vote of the board of directors. The relevant provisions are contained in Subchapters 25E-H of the Pennsylvania Business Corporation Law of 1988.

        Subchapter 25E of the Pennsylvania Business Corporation Law of 1988 (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

        Subchapter 25F of the Pennsylvania Business Corporation Law of 1988 (relating to business combinations) delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the corporation. The term "business combination" is defined broadly to include various transactions utilizing a corporation's assets for purchase price amortization or refinancing purposes. For this purpose, an "interested shareholder" is defined generally as the beneficial owner of at least 20% of a corporation's voting shares.

        Subchapter 25G of the Pennsylvania Business Corporation Law of 1988 (relating to control share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the "disinterested" shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer. Even if shareholder approval is obtained, the corporation is also subject to Subchapters 25I and J of the Pennsylvania Business Corporation Law of 1988. Subchapter 25I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

        Subchapter 25H of the Pennsylvania Business Corporation Law of 1988 (relating to disgorgement) applies in the event that (1) any person or group publicly discloses that the person or group may acquire control of the corporation or (2) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation by the person or group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

        Subchapters 25E through H of the Pennsylvania Business Corporation Law of 1988 contain a wide variety of transactional and status exemptions, exclusions and safe harbors. As permitted under the Pennsylvania Business Corporation Law of 1988, Sovereign has opted out of the provisions of Subchapters 25G and H but is subject to the provisions of Subchapters 25E and F. Such action can be reversed under certain circumstances.

        In addition, the fiduciary duty standards applicable to the board of directors of Sovereign under the Pennsylvania Business Corporation Law of 1988, and certain provisions of Sovereign's articles of incorporation and bylaws may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for Sovereign stock, a proxy contest for control of Sovereign, the assumption of control of Sovereign by a holder of a large block of Sovereign's stock and the removal of Sovereign's management. For more information see the section entitled "Description of Sovereign Capital Securities—Special Charter and Pennsylvania Corporate Law Provisions" on page 118 of this proxy statement/prospectus.

        Massachusetts has adopted a "business combination" statute (Chapter 110F of the Massachusetts General Laws). In general, a Massachusetts corporation is prohibited from engaging in certain business combinations (defined by the statute to include certain mergers and consolidations, dispositions of assets and issuances of securities as well as certain other transactions) with an interested stockholder (defined by the statute to include holders of 5% or more of the outstanding stock of the corporation) for a period of three years following the date that such stockholder became an interested stockholder, except under certain circumstances, which include:

  •
  prior approval by the board of directors of the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  subsequent approval of the business combination by the board of directors and by a vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder; or

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 90% of the voting stock of the corporation (excluding shares held by certain affiliates of the corporation and shares owned by employee stock option plans in which the participants cannot determine confidentially whether or not the shares would be tendered in response to a tender or an exchange offer).

        The statute permits a Massachusetts corporation to elect not to be governed by its provisions by including in its articles of organization or laws, approved by the stockholders a provision pursuant to which the corporation "opts out" of the statute. Seacoast has expressly opted out of the business combination statute.

        Massachusetts has adopted a "control share" statute (under Chapter 110D of the Massachusetts General Laws). In general, any person (referred to as the "acquiror") who makes a bona fide offer to acquire, or acquires, shares of stock of a Massachusetts corporation that, when combined with shares already owned, would increase the acquiror's ownership to at least 20%, 33.33% or a majority of the voting stock of such corporation, must obtain the approval of a majority of shares held by all stockholders except the acquiror and the officers and inside directors of the corporation in order to vote the shares acquired. The statute permits a Massachusetts corporation to elect not to be governed by its provisions by including in its articles of organization or by-laws a provision pursuant to which the corporation "opts out" of the statute. Seacoast has expressly opted out of the control share statute.

Dissenters' Rights of Appraisal

        Shareholders of a Pennsylvania corporation are entitled to dissenters' rights under the Pennsylvania Business Corporation Law, unless such corporation's securities are listed on a national securities exchange or held by more than 2,000 shareholders of record. In the event of a sale of Sovereign, Sovereign's shareholders most likely would not have dissenters' rights because Sovereign's common stock is listed on the New York Stock Exchange and is held by more than 2,000 shareholders of record.

        Under the current Massachusetts Business Corporation Law, a stockholder of a Massachusetts corporation generally has the right to dissent and obtain payment of the fair value of his shares in the event of a statutory merger or consolidation, an amendment to the articles of organization that adversely affects the rights of stockholders or a sale, lease or exchange of all or substantially all of a corporation's property and assets, subject in each case to specified procedural requirements. Such appraisal rights are not available when the corporation is the surviving corporation of the merger and no vote of its stockholders is required for the merger.

        The new Massachusetts Business Corporation Act generally provides dissenters' right of appraisal for (1) mergers if shareholder approval is required or if the corporation is a subsidiary that is merged with its parent unless shareholders are receiving cash or marketable securities as consideration; (2) share exchanges to which the corporation is a party as the corporation whose shares will be acquired and the shares being received are not marketable securities; (3) sales of substantially all of the assets (other than sales that are in the usual and regular course of business and certain liquidations and court-ordered sales); (4) certain amendments to the articles of organization that materially and adversely affect rights in respect of a dissenter's shares; and (5) certain corporate conversions.

ADJOURNMENT OF THE SPECIAL MEETING

(Proposal 2)

        In the event that we do not have sufficient votes for a quorum or to approve the merger agreement and the merger at the special meeting, we intend to adjourn the meeting to permit further solicitation of proxies. We can only use proxies received by Seacoast at the time of the special meeting to vote for adjournment, if necessary, by submitting the question of adjournment to you as a separate matter for consideration. The adjournment proposal requires the approval of the holders of a majority of the shares voted on the matter.

        The board of directors unanimously recommends that you vote "FOR" the adjournment proposal so that your proxy may be used to vote for an adjournment if necessary. If you properly executed your proxy, we will consider that you voted in favor of the adjournment proposal unless your proxy indicates otherwise. If we adjourn the special meeting, we will not give notice of the time and place of the adjourned meeting other than by an announcement of such time and place at the special meeting.

CERTAIN BENEFICIAL OWNERS OF SEACOAST COMMON STOCK

        The following table sets forth certain information as of April 27, 2004, regarding each person known by Seacoast to beneficially own more than 5% of Seacoast common stock, each director of Seacoast, certain executive officers of Seacoast and all directors and executive officers of Seacoast as a group.

Name	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)
Mac-Per-Wolf Company 310 S. Michigan Ave., Suite 2600 Chicago, Illinois 60604	2,570,375	(3)	10.0%
Janus Small Cap Value Fund 100 Filmore Street Denver, Colorado 80206	1,700,000	(4)	6.6%
Carolyn A. Burnham	114,802	(5)	*
Kevin G. Champagne	397,620	(6)	1.34%
Howard C. Dyer, Jr.	42,500	(7)	*
Mary F. Hebditch	55,860	(8)	*
John D. Kelleher	122,936	(9)	*
Thornton P. Klarén, Jr.	35,965	(10)	*
J. Louis LeBlanc	48,400	(11)	*
Frederic D. Legate	202,349	(12)	*
Reale J. Lemieux	48,785	(13)	*
Francis S. Mascianica, Jr.	114,520	(14)	*
John F. Murphy	108,311	(15)	*
Philip W. Read	3,285	(16)	*
Denise Renaghan	102,065	(17)	*
Carl Ribeiro	57,000	(18)	*
Arthur W. Short	125,330	(19)	*
Joseph H. Silverstein	38,850	(20)	*
Gerald H. Silvia	40,186	(21)	*
Directors and executive officers as a group (25 persons)	1,974,423	(22)	6.85%

*
Less than 1%.

(1)
Except as otherwise noted, all persons and entities have sole voting and investment power over their shares. All amounts shown in this column include shares obtainable upon exercise of stock options exerciserable within 60 days of the date of this table.

(2)
Calculated based on outstanding shares of Seacoast common stock as of April 27, 2004, unless otherwise indicated.

(3)
Based on information contained in Amendment No. 3 to a Schedule 13G filed jointly by Mac-Per-Wolf Company and Janus Small Cap Value Fund with the Securities and Exchange Commission on February 2, 2004. Mac-Per-Wolf Company is a parent holding company and is filing on behalf of two of its subsidiaries, PWMCO, LLC, a broker-dealer registered under Section 15 of the Securities Act and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, and Perkins, Wolf, McDonnell and Company, LLC, an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Janus Small Cap Value Fund is an investment company registered under Section 8 of the Investment Company Act of 1940 and is one of the managed portfolios to which Perkins, Wolf, McDonnell and Company, LLC provides investment advice.

(4)
Based on information contained in Amendment No. 3 to a Schedule 13G filed jointly by Mac-Per-Wolf Company and Janus Small Cap Value Fund with the Securities and Exchange Commission on February 2, 2004. Mac-Per-Wolf Company is a parent holding company and is filing on behalf of two of its subsidiaries, PWMCO, LLC, a broker-dealer registered under Section 15 of the Securities Act and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, and Perkins, Wolf, McDonnell and Company, LLC, an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Janus Small Cap Value Fund is an investment company registered under Section 8 of the Investment Company Act of 1940 and is one of the managed portfolios to which Perkins, Wolf, McDonnell and Company, LLC provides investment advice.

(5)
Includes 6,862 shares held by 401(k) plan, 2,600 shares held by the ESOP as to which Ms. Burnham has the power to direct voting and options presently exercisable or exercisable within 60 days to purchase 77,500 shares under Seacoast's 1999 Stock Incentive Plan. Does not include 105 stock units held in Ms. Burnham's account in the Seacoast Financial Services Corporation ESOP Restoration Plan as to which she has no investment power. These units do not represent outstanding shares and do not have voting rights.

(6)
Includes 2,700 shares owned by spouse, 20,092 held by executive deferred compensation plan, 7,389 shares held by 401(k) plan, 50 shares held as custodian for daughter, 2,999 shares held by the ESOP as to which Mr. Champagne has the power to direct voting and options presently exercisable or exercisable within 60 days to purchase 180,000 shares under Seacoast's 1999 Stock Incentive Plan. Does not include 1,426 stock units held in Mr. Champagne's account in the Seacoast Financial Services Corporation ESOP Restoration Plan as to which he has no investment power. These units do not represent outstanding shares and do not have voting rights.

(7)
Includes options presently exercisable or exercisable within 60 days to purchase 26,000 shares under Seacoast's 1999 Stock Incentive Plan.

(8)
Includes 4,469 shares held in IRA and options presently exercisable or exercisable within 60 days to purchase 18,500 shares under Seacoast's 1999 Stock Incentive Plan.

(9)
Includes 500 shares held as custodian for son, 930 shares held in spouse's IRA, 2,936 shares held by the ESOP as to which Mr. Kelleher has the power to direct voting and options presently exercisable or exercisable within 60 days to purchase 80,000 shares under Seacoast's 1999 Stock Incentive Plan. Does not include 172 stock units held in Mr. Kelleher's account in the Seacoast Financial Services Corporation ESOP Restoration Plan as to which he has no investment power. These units do not represent outstanding shares and do not have voting rights.

(10)
Includes 2,961 shares owned by spouse, 262 shares owned by daughter and options presently exercisable or exercisable within 60 days to purchase 21,000 shares under Seacoast's 1999 Stock Incentive Plan.

(11)
Includes 4,000 shares held by spouse and options presently exercisable or exercisable within 60 days to purchase 26,000 shares under Seacoast's 1999 Stock Incentive Plan.

(12)
Includes 31,925 shares owned by spouse and options presently exercisable or exercisable within 60 days to purchase 26,000 shares under Seacoast's 1999 Stock Incentive Plan.

(13)
Includes 3,467 shares held by IRA and 3,266 held in spouse's IRA and options presently exercisable or exercisable within 60 days to purchase 4,200 shares under Seacoast's 1999 Stock Incentive Plan.

(14)
Includes 5,567 shares held by 401(k) plan, 2,703 shares held by the ESOP as to which Mr. Mascianica, Jr. has the power to direct voting and options presently exercisable or exercisable within 60 days to purchase 77,500 shares under Seacoast's 1999 Stock Incentive Plan. Does not include 215 stock units held in Mr. Mascianica, Jr.'s account in the Seacoast Financial Services Corporation ESOP Restoration Plan as to which he has no investment power. These units do not represent outstanding shares and do not have voting rights.

(15)
Includes 8,098 shares held by 401(k) plan, 7,629 shares held by the ESOP as to which Mr. Murphy has the power to direct voting, 223 shares owned by spouse and 1,679 shares held in IRA.

(16)
Includes options presently exercisable or exercisable within 60 days to purchase 500 shares under Seacoast's 1999 Stock Incentive Plan.

(17)
Includes 7,519 shares held in IRA.

(18)
Includes 6,000 shares held by spouse and options presently exercisable or exercisable within 60 days to purchase 21,000 shares under Seacoast's 1999 Stock Incentive Plan.

(19)
Includes 1,237 shares held by 401(k) plan, 3,944 shares held by executive deferred compensation plan, 2,999 shares held by the ESOP as to which Mr. Short has the power to direct voting and options presently exercisable or exercisable within 60 days to purchase 88,000 shares under Seacoast's 1999 Stock Incentive Plan. Does not include 330 stock units held in Mr. Short's account in the Seacoast Financial Services Corporation ESOP Restoration Plan as to which he has no investment power. These units do not represent outstanding shares and do not have voting rights.

(20)
Includes options presently exercisable or exercisable within 60 days to purchase 26,000 shares under Seacoast's 1999 Stock Incentive Plan.

(21)
Includes 6,440 shares held by spouse and options presently exercisable or exercisable within 60 days to purchase 21,000 shares under Seacoast's 1999 Stock Incentive Plan.

(22)
Includes 25,276 shares held by the ESOP as to which all executive officers have the power to direct voting and options presently exercisable or exercisable within 60 days to purchase 892,450 shares under Seacoast's 1999 Stock Incentive Plan.

EXPERTS

        The consolidated financial statements of Sovereign included in Sovereign's Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Seacoast as of December 31, 2003 and 2002, and for each of the years then ended, have been incorporated by reference herein and in the registration statement from Seacoast's annual report on Form 10-K for the year ended December 31, 2003 in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Seacoast as of December 31, 2001, and for each of the years in the three-year period ended December 31, 2001, incorporated by reference herein from Seacoast's annual report on Form 10-K for the period ended December 31, 2003 were audited by Arthur Andersen LLP, independent certified public accountants. Arthur Andersen LLP has not consented to the inclusion of its report on the foregoing financial statements of Seacoast in this proxy statement/prospectus, and the requirement to file its consent has been dispensed with in reliance upon Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of its report in this proxy statement/prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the consolidated financial statements of Seacoast audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

LEGAL MATTERS

        The validity of the Sovereign common stock to be issued in the merger and offered by this proxy statement/prospectus will be passed upon for Sovereign by Stevens & Lee, Philadelphia and Reading, Pennsylvania. Stevens & Lee and its attorneys own an aggregate of approximately 350,000 shares of Sovereign common stock.

OTHER MATTERS

        At the time of mailing this proxy statement/prospectus, the board of directors of Seacoast knows of no matters which will be presented for consideration at the special meeting other than matters described in this proxy statement/prospectus. However, if any other matters shall come before the special meeting or any adjournments, the forms of proxy will confer discretionary authority to the individuals named as proxies to vote the shares represented by the proxy on any such matters.

STOCKHOLDER PROPOSALS

        Seacoast has not presently scheduled its 2004 Annual Meeting of Stockholders and does not plan to have such a meeting unless the merger with Sovereign is not completed as is contemplated. In the event the merger is not completed and the 2004 annual meeting of stockholders is held at a time and place to be announced in the future, in order to submit a proposal to be considered for inclusion in Seacoast's proxy materials relating to such meeting, you must deliver your proposal in writing to the Clerk/Secretary of Seacoast at its principal executive offices in New Bedford, Massachusetts at a time reasonably in advance of the printing and mailing of such proxy materials. Qualifying proposals should be mailed to: Clerk/Secretary, Seacoast Financial Services, One Compass Place, New Bedford, Massachusetts, 02740. Section 2.3 of Article II of Seacoast's by-laws requires that a stockholder who wishes to propose an item of business for consideration at the annual meeting must provide notice of such item to the Clerk/Secretary of Seacoast in writing not less than sixty (60) days nor more than 150 days prior to the date of the meeting. Section 2.3 of Article II of Seacoast's by-laws imposes the same deadline on the nomination by a stockholder of a candidate for election to the board of directors of Seacoast. The by-laws contain a number of other substantive and procedural requirements which should be reviewed by any interested stockholder. A copy of Seacoast's by-laws will be provided to any stockholder of Seacoast at no cost upon written request to the Clerk/Secretary of Seacoast.

WHERE YOU CAN FIND MORE INFORMATION

        Sovereign and Seacoast are subject to the informational requirements of the Securities Exchange Act, and file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements and other information that we file at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W.,

Washington, D.C. 20549 and at the Securities and Exchange Commission's Regional Offices in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available on the Securities and Exchange Commission's website at http://www.sec.gov.

        Sovereign filed a registration statement on Form S-4 (No. 333-            ) to register with the Securities and Exchange Commission the Sovereign common stock issuable to Seacoast stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Sovereign in addition to being a proxy statement of Seacoast for the special meeting. As allowed by Securities and Exchange Commission rules, this proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. Statements made in this proxy statement/prospectus as to the content of any contract, agreement or other proxy statement/prospectus referred to are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this proxy statement/prospectus in light of that exhibit. The registration statement and its exhibits are available for inspection and copying as set forth above.

INCORPORATION BY REFERENCE

        Some of the information that you may want to consider in deciding how to vote with respect to the merger is not physically included in this proxy statement/prospectus, but rather is "incorporated by reference" to documents that have been filed by us with the Securities and Exchange Commission. The information that is incorporated by reference consists of:

        Documents filed by Sovereign (SEC File No. 0-16533):

  •
  Annual Report on Form 10-K for the year ended December 31, 2003;

  •
  Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 28, 2004, March 11, 2004 and April 13, 2004; and

  •
  the description of the Sovereign common stock contained in Sovereign's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 3, 2001 pursuant to the Securities Exchange Act, and any amendments or reports filed for the purpose of updating such registration statement.

        Documents filed by Seacoast (SEC File No. 000-25077):

  •
  Seacoast's Annual Report on Form 10-K for the year ended December 31, 2003; and

  •
  Current Reports on Form 8-K filed with the Securities and Exchange Commission on January 29, 2004 and April 15, 2004.

        You should rely only on the information contained in this proxy statement/prospectus or to which Sovereign has referred you herein. We have not authorized anyone to provide you with different information.

        All documents filed by Sovereign and Seacoast pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement/prospectus and prior to the special meeting also are incorporated by reference into this proxy statement/prospectus and will be deemed to be a part hereof from the date of filing of such documents.

        Any statement contained in a document that is incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained herein (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement.

        We may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Securities and Exchange Commission. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. Seacoast stockholders may obtain documents incorporated by reference in this proxy statement/ prospectus, with respect to Sovereign, by requesting them in writing or by telephone from: Sovereign Bancorp, Inc., 1130 Berkshire Boulevard, Wyomissing, PA 19610, Attention: David A. Silverman, Esquire, Senior Vice President, General Counsel and Secretary (telephone number (610) 320-8400), and with respect to Seacoast, by requesting them in writing or by telephone from: Seacoast Financial Services Corporation, One Compass Place, New Bedford, MA 02740 Attention: James R. Rice, Investor Relations (telephone number (508) 984-6000).

        In order to ensure timely delivery of such documents prior to the special meeting of the Seacoast stockholders, any request should be made by                        , 2004.

        All information contained or incorporated by reference in this proxy statement/prospectus relating to Sovereign and its subsidiaries has been supplied by Sovereign. All information contained or incorporated by reference in this proxy statement/prospectus relating to Seacoast and its subsidiaries has been supplied by Seacoast.

        This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in the affairs of Sovereign and Seacoast since the date of this proxy statement/prospectus.

ANNNEX A

AGREEMENT AND PLAN OF MERGER
between
SOVEREIGN BANCORP, INC.,
and
SEACOAST FINANCIAL SERVICES CORPORATION
January 26, 2004

i

ii

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER, dated as of January 26, 2004, is made between SOVEREIGN BANCORP, INC. ("Sovereign"), a Pennsylvania corporation, having its principal place of business in Philadelphia, Pennsylvania, and SEACOAST FINANCIAL SERVICES CORPORATION ("Seacoast"), a Massachusetts corporation, having its principal place of business in New Bedford, Massachusetts.

BACKGROUND

          1.     Sovereign and Seacoast desire for Seacoast to merge with and into Sovereign, with Sovereign surviving such merger, in accordance with the laws of the Commonwealth of Pennsylvania, the Commonwealth of Massachusetts and the plan of merger set forth herein.

          2.     The Boards of Directors of Sovereign and Seacoast have each determined that it is advisable and in the best interests of their respective companies and their stockholders for Seacoast to merge with and into Sovereign, subject to the terms and conditions set forth herein.

          3.     It is the intention of the parties to this Agreement that the Merger provided for herein be treated as a "reorganization" under Section 368(a) of the IRC.

          4.     Previously, Seacoast, Coast Merger Sub Corporation and Abington entered into the Abington Merger Agreement pursuant to which it is contemplated that Abington will be ultimately merged into Seacoast in a transaction subject to Abington shareholder and regulatory approvals.

          5.     Subject to the terms of this Agreement, at or prior to the execution and delivery of this Agreement, each director and executive officer of Seacoast has executed in favor of Sovereign, a letter agreement dated as of January 26, 2004, in the form attached hereto as Exhibit 1.

          6.     Sovereign desires to merge Compass Bank for Savings ("Compass Bank") and Nantucket Bank ("Nantucket Bank"), each a Massachusetts-chartered savings bank and a wholly-owned subsidiary of Seacoast (each, a "Seacoast Bank" and collectively, the "Seacoast Banks"), into and with Sovereign Bank, a federal savings bank and a wholly-owned subsidiary of Sovereign ("Sovereign Bank"), with Sovereign Bank surviving such merger in accordance with the Bank Plan of Merger (as hereinafter defined).

          7.     Sovereign and Seacoast desire to provide the terms and conditions governing the transactions contemplated herein.

AGREEMENT

        NOW, THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I
THE MERGERS

        Section 1.01    Definitions.    As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

          Abington shall mean Abington Bancorp Inc., a Massachusetts corporation.

          Abington Bank shall mean a Massachusetts-chartered savings bank and wholly-owned subsidiary of Abington.

          Abington ESOP has the meaning given that term in Section 4.10(a)(v).

          Abington Merger Agreement shall mean the Agreement and Plan of Merger dated as of October 20, 2003 between Seacoast, Coast Merger Sub Corporation and Abington.

          Abington Stock Option Plans means the stock option plans of Abington identified by Seacoast in the Seacoast Disclosure Schedules.

          Acquisition Transaction shall mean one of the following transactions with a party other than Sovereign or an affiliate of Sovereign (i) a merger or consolidation, or any similar transaction, involving Seacoast or a Seacoast Subsidiary, (ii) a purchase, lease or other acquisition of all or a substantial portion of the assets or liabilities of Seacoast or a Seacoast Subsidiary or (iii) a purchase or other acquisition (including by way of share exchange, tender offer, exchange offer or otherwise) of 15% or more of any class or series of equity securities of Seacoast or a Seacoast Subsidiary (for purposes of Section 4.06) or 50% or more of any class or series of equity securities of Seacoast or a Seacoast Subsidiary (for purposes of Section 6.02(c)).

          Affiliate means, with respect to any Person, any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

          Agreement means this agreement, and any amendment or supplement hereto.

          Applicable Exchange Ratio has the meaning given to such term in Section 1.02(e)(iii).

          Applications means the applications for regulatory approval which are required by the transactions contemplated hereby.

          Articles of Merger means the articles of merger to be executed by Sovereign and Seacoast and to be filed in the PDS and the MSS, in accordance with the applicable laws of the Commonwealth of Pennsylvania and the Commonwealth of Massachusetts, respectively.

          Average Final Price means the Sovereign Market Value as of the Effective Date.

          Bank Holding Company Act means the Bank Holding Company Act of 1956, as amended.

          Bank Merger means the merger of the Seacoast Banks with and into Sovereign Bank, with Sovereign Bank surviving such merger, as contemplated by Section 1.03 of this Agreement.

          Bank Plan of Merger has the meaning given to that term in Section 1.03 of this Agreement.

          Benefits Schedule means the employee benefits schedule included as part of the Seacoast Disclosure Schedule, including without limitation, those Seacoast Disclosure Schedules applicable to Sections 2.08 and 2.12 of this Agreement.

          Business Day means any day other than (i) a Saturday or Sunday, or (ii) a day on which Sovereign is authorized or obligated by law or executive order to close.

          Cause has the meaning given that term in Section 4.10(c).

          Change in Recommendation means the withdrawal, modification or qualification (or any proposal to change, modify or qualify) of the recommendation of the Merger by the Board of Directors of Seacoast in any manner adverse to Sovereign or the Merger or the taking of any other action or making any other statement in connection with the meeting of Seacoast's stockholders inconsistent with recommending the Merger.

          Closing Date means the date determined by Sovereign, in its sole discretion, upon five (5) days prior written notice to Seacoast, after the last condition precedent set forth in Section V of this

  Agreement has been fulfilled or waived (including the expiration of any applicable waiting period, but excluding those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), or such other date as Sovereign and Seacoast shall agree.

          Compass Bank has the meaning given that term in the Recitals hereto.

          Compass Bank Common Stock has the meaning given that term in Section 2.02(b).

          Derivatives Contract has the meaning given that term in Section 2.22.

          Determination Date has the meaning given that term in Section 6.01(d).

          Dissenting Shares has the meaning given that term in Section 1.02(i).

          Distribution Date has the meaning given that term in Section 4.13.

          Effective Date means the date specified in the Articles of Merger, which shall be the same as the Closing Date.

          Effective Time means the time specified in the Articles of Merger for the effectiveness of the Merger or, if no such time is specified, the time of filing the Articles of Merger.

          Environmental Law means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Regulatory Authority relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.

          ERISA means the Employee Retirement Income Security Act of 1974, as amended.

          Exchange Act means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

          Exchange Agent has the meaning given that term in Section 1.02(g).

          Expenses has the meaning given that term in Section 6.02(b).

          FDIA means the Federal Deposit Insurance Act, as amended.

          FDIA Limitations has the meaning given to that term in Section 2.03(a).

          FDIC means the Federal Deposit Insurance Corporation.

          Federal Reserve Board means the Board of Governors of the Federal Reserve System.

          GAAP means generally accepted accounting principles as in effect at the relevant date.

          Governmental Authority means any United States or foreign, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designated to act for or on behalf of the foregoing.

          HOLA means the Home Owners' Loan Act of 1933, as amended.

          Indemnified Liabilities has the meaning given that term in Section 4.05(a).

          Indemnified Party has the meaning given that term in Section 4.05(a).

          Indemnifying Party has the meaning given that term in Section 4.05(a).

          Index Group has the meaning given that term in Section 6.01(d).

          Index Price has the meaning given that term in Section 6.01(d).

          IRC means the Internal Revenue Code of 1986, as amended.

          IRS means the Internal Revenue Service.

          Labor and Employment Law means any federal, state, local, or foreign law, statute, ordinance, executive order, rule, regulation, code, consent, order, judgment, decree, injunction or any agreement with any regulatory authority relating to (i) employment discrimination or affirmative action, (ii) labor relations, (iii) employee compensation or benefits, (iv) safety and health, (v) wrongful or retaliatory discharge, and/or (vi) any other aspect of the employment relationship. Such laws shall include, but not be limited to, Title VII of the Civil Rights Act of 1964 as amended, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Family and Medical Leave Act, the Employee Retirement Income Security Act, the Occupational Safety and Health Act, the Fair Labor Standards Act, the Fair Credit Collection Act, the Worker Adjustment and Retraining Notification Act, Executive Order 11246, the Employee Polygraph Protection Act, the Equal Pay Act, the National Labor Relations Act, the Older Worker Benefit Protection Act, the Rehabilitation Act, the Vietnam Era Veterans Readjustment Assistance Act, as well as any and all state fair employment practices laws, any and all state labor relations laws, any and all state wage and hour laws, any and all state wage payment and collection laws, any and all state statutes regarding wrongful or retaliatory discharge, and federal and state common law regarding employment discrimination or affirmative action, labor relations, employee compensation or benefits, safety and health and/or wrongful or retaliatory discharge and/or related tort claims.

          Material Adverse Effect shall mean, with respect to Sovereign or Seacoast, respectively, any effect which is material and adverse to its assets, financial condition or results of operations on a consolidated basis taken as a whole, provided, however, that Material Adverse Effect shall not be deemed to include (a) any change resulting from a change in interest rates generally, (b) any change occurring after the date hereof in any federal or state law, rule or regulation (or in any interpretation of the foregoing) or in GAAP or applicable regulatory accounting principles, which change affects banking institutions (or their holding companies) generally, (c) changes in general economic, legal, regulatory or political conditions affecting banking institutions (or their holding companies) generally, (d) changes resulting from the announcement of the transaction contemplated by this Agreement, (e) expenses (plus reasonable legal fees, costs and expenses relating to any litigation arising as a result of the Merger and the costs associated with Section 4.10 hereof) incurred in connection with this Agreement and the transactions contemplated hereby, (f) actions or omissions of a party (or any of its Subsidiaries) taken with the prior written consent of the other party in furtherance of the transactions contemplated hereby (including without limitation any actions taken by Seacoast pursuant to Section 4.09(a)(vii) of this Agreement) or otherwise permitted to be taken by the other party under this Agreement, (g) the failure of Seacoast and Abington to complete the merger as contemplated in the Abington Merger Agreement and (h) any effect with respect to a party hereto caused, in whole or in substantial part, by the other party.

          Maximum Amount has the meaning given that term in Section 4.05(c).

          MBBI means the Massachusetts Board of Bank Incorporation.

          MBCL means the Massachusetts Business Corporation Law, MGL Chapter 156B, §§ 1 et seq., as amended.

          MDB means the Massachusetts Division of Banks.

          MDIF means the Massachusetts Depositors Insurance Fund

          Merger means the merger of Seacoast with and into Sovereign, with Sovereign surviving such merger, as contemplated by this Agreement.

          MHPF means the Massachusetts Housing Partnership Fund.

          MSS means the Secretary of State of the Commonwealth of Massachusetts.

          Nantucket Bank has the meaning given that term in the Recitals hereto.

          Nantucket Bank Common Stock has the meaning given that term in Section 2.02(b).

          Nasdaq means the Nasdaq Stock Market.

          NYSE means the New York Stock Exchange.

          OTS means the Office of Thrift Supervision.

          PDS means the Department of State of the Commonwealth of Pennsylvania.

          Person means any individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, association, trust or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act).

          Prospectus/Proxy Statement means the prospectus/proxy statement, together with any supplements thereto, to be transmitted to holders of Seacoast Common Stock in connection with the transaction contemplated by this Agreement.

          Quarterly Per Share Dividend Amount has the meaning given that term in Section 4.01(a)(ii).

          Registration Statement means the registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, as filed with the SEC under the Securities Act with respect to the Sovereign Common Stock and Sovereign Stock Purchase Rights to be issued in connection with the transactions contemplated by this Agreement.

          Regulatory Agreement has the meaning given to that term in Section 2.11 and 3.10 of this Agreement.

          Regulatory Authority means any banking agency or department of any federal or state government, including without limitation the OTS, the Federal Reserve Board, the FDIC, the MDB, the MHPF, the MBBI, the MDIF or the respective staffs thereof.

          Rights means warrants, options, rights, convertible securities and other capital stock equivalents which obligate an entity to issue its securities.

          Ryan, Beck has the meaning given that term in Section 2.13.

          Seacoast has the meaning given that term in the Recitals hereto.

          Seacoast Advisory Board has the meaning given that term in Section 4.14.

          Seacoast Banks means Nantucket Bank and Compass Bank.

          Seacoast Certificate has the meaning given to that term in Section 1.02(g)(v).

          Seacoast Common Stock means the common stock of Seacoast described in Section 2.02(a).

          Seacoast Disclosure Schedule means a disclosure schedule delivered by Seacoast to Sovereign pursuant to this Agreement.

          Seacoast ESOP has the meaning given that term in Section 4.10(a)(iv).

          Seacoast Financials means (i) the audited consolidated financial statements of Seacoast as of December 31, 2002 and for the three years ended December 31, 2002, including the notes thereto, (ii) the unaudited interim consolidated financial statements of Seacoast as of each calendar quarter thereafter included in Securities Documents filed by Seacoast, including the notes thereto, in the case of each of (i) and (ii) above, included in the Seacoast Securities Documents, and (iii) the unaudited consolidated financial statements of Seacoast as of and for the year ended December 31, 2003, including the notes thereto.

          Seacoast 401(k) Plans has the meaning given that term in Section 4.10(a)(iii).

          Seacoast Insiders has the meaning given that term in Section 4.17.

          Seacoast Option has the meaning given that term in Section 1.02(f)(i).

          Seacoast Preferred Stock has the meaning given to that term in Section 2.02(a) of this Agreement.

          Seacoast Regulatory Agreement has the meaning given that term in Section 2.26.

          Seacoast Regulatory Reports means the annual or quarterly reports, and accompanying schedules, of Seacoast and each of the Seacoast Banks, filed with the Federal Reserve Board, FDIC or the MDB from December 31, 2002 through the Closing Date.

          Seacoast Stock Option Plans means the stock option plans of Seacoast identified in the Seacoast Securities Documents that have not terminated.

          Seacoast Subsidiary means (i) any corporation or business trust, 50% or more of the capital stock or equity interests of which are owned, either directly or indirectly, by Seacoast, except any corporation the stock of which is held in the ordinary course of the lending activities of the Seacoast Banks and (ii) Seacoast Capital Trust I and Seacoast Capital Trust II.

          SEC means the Securities and Exchange Commission.

          Section 16 Information has the meaning given that term in Section 4.17.

          Securities Act means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

          Securities Documents means all registration statements, schedules, statements, forms, reports, proxy materials, and other documents required to be filed under the Securities Laws.

          Securities Laws means the Securities Act and the Exchange Act and the rules and regulations promulgated from time to time thereunder.

          SERPS has the meaning given that term in Section 4.05(e).

          Sovereign has the meaning given that term in the Recitals hereto.

          Sovereign Bank has the meaning given that term in the Recitals hereto.

          Sovereign Common Stock has the meaning given to that term in Section 3.02(a) of this Agreement.

          Sovereign Disclosure Schedule means a disclosure schedule delivered by Sovereign to Seacoast pursuant to this Agreement.

          Sovereign ESOP has the meaning given that term in Section 4.10(a)(i).

          Sovereign Financials means (i) the audited consolidated financial statements of Sovereign as of December 31, 2002 and for the three years ended December 31, 2002, including the notes thereto, (ii) the unaudited interim consolidated financial statements of Sovereign as of each calendar quarter thereafter included in Securities Documents filed by Sovereign, including the notes thereto, in the case of each of (i) and (ii) as included in the Sovereign Securities Documents, and (iii) the unaudited consolidated financial statements of Sovereign as of and for the year ended December 31, 2003, including the notes thereto.

          Sovereign 401(k) Plan has the meaning given that term in Section 4.10(a)(ii).

          Sovereign Market Price means, as of any date, the closing sale price of a share of Sovereign Common Stock, as reported on the NYSE.

          Sovereign Market Value means, as of any date, the average of the Sovereign Market Prices for the fifteen (15) consecutive trading days ending on the trading day preceding the date as of which the Sovereign Market Value is determined.

          Sovereign Ratio has the meaning given that term in Section 6.01(d).

          Sovereign Regulatory Agreement has the meaning given that term in Section 3.20.

          Sovereign Regulatory Reports means the annual reports of Sovereign or Sovereign Bank, as the case may be, filed with the OTS from December 31, 2002 through the Closing Date.

          Sovereign Rights Agreement means the Rights Agreement dated as of September 19, 1989, as amended September 27, 1995, and as further amended and restated June 21, 2001, between Sovereign and Mellon Investor Services LLC, as rights agent, relating to Sovereign's Series A Junior Participating Preferred Stock.

          Sovereign Stock Purchase Rights means Rights to purchase a unit of Sovereign's Series A Junior Participating Preferred Stock in accordance with the terms of the Sovereign Rights Agreement.

          Sovereign Subsidiaries means (i) any corporation, 50% or more of the capital stock or equity interests of which are owned, either directly or indirectly, by Sovereign, except any corporation the stock of which is held in the ordinary course of the lending activities of a bank, (ii) Sovereign Bank and (iii) Sovereign Capital Trust I and Sovereign Capital Trust III and any similar entity sponsored or created by Sovereign.

          Starting Date has the meaning given that term in Section 6.01(d).

          Subsidiary means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by another entity, except any corporation the stock of which is held in the ordinary course of the lending activities of a bank.

          Superior Proposal means a bona fide written proposal for an Acquisition Transaction on terms which the Board of Directors of Seacoast concludes in good faith, after consultation with Seacoast's outside legal counsel and financial advisors, taking into account all the terms and conditions of the Acquisition Transaction (including any break-up fees, expense reimbursement provisions and conditions to consummation), the legal, financial and regulatory aspects of the proposal, and the person making the proposal, are in the aggregate more favorable and provide greater value to all the stockholders of Seacoast than the Merger and are reasonably capable of being completed as proposed in a timeframe comparable to transactions of size, scope and complexity similar to the Merger.

          Surviving Corporation has the meaning given to that term in Section 1.02(b).

          Takeover Laws has the meaning given to that term in Section 2.20.

          Termination Fee has the meaning given that term in Section 6.02(c)

          Unperfected Dissenting Shares has the meaning given that term in Section 1.02(i).

          USA Patriot Act has the meaning give that term in Section 2.23.

        Section 1.02    The Merger.

          (a)    Closing.    The closing will take place on the Closing Date at such time and place as are agreed to by the parties hereto; provided, in any case, that all conditions to closing set forth in Article V (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the closing) have been satisfied or waived at or prior to the Closing Date. On the Closing Date, Sovereign and Seacoast shall cause the Articles of Merger to be duly executed and filed with the PDS and the MSS.

          (b)    The Merger.    Subject to the terms and conditions of this Agreement, on the Effective Date: Seacoast shall merge with and into Sovereign; the separate corporate existence of Seacoast shall cease; Sovereign shall be the Surviving Corporation in the Merger (Sovereign, as the surviving corporation in the Merger, is sometimes referred to herein as the "Surviving Corporation"); and all of the property (real, personal and mixed), rights, powers, privileges, franchises, and duties and obligations of Seacoast shall be taken and deemed to be transferred to and vested in Sovereign, as the Surviving Corporation in the Merger, without further act or deed; all debts, liabilities, obligations, restrictions, disabilities and duties of each of Seacoast and Sovereign shall thereafter be the responsibility of Sovereign; all in accordance with the applicable laws of the Commonwealth of Pennsylvania and the Commonwealth of Massachusetts (including Chapter 156B, Section 80 of the MBCL).

          (c)    Sovereign's Articles of Incorporation and Bylaws.    On and after the Effective Date, the articles of incorporation and bylaws of Sovereign, as in effect immediately prior to the Effective Date, shall automatically be and remain the articles of incorporation and bylaws of Sovereign, as the Surviving Corporation in the Merger, until thereafter altered, amended or repealed.

          (d)    Board of Directors and Officers of Sovereign and Sovereign Bank.

            (i)    On the Effective Date, the Board of Directors of Sovereign, as the Surviving Corporation, shall consist of those persons holding such office immediately prior to the Effective Date.

            (ii)   On the Effective Date, the officers of Sovereign duly elected and holding office immediately prior to the Effective Date shall be the officers of Sovereign, as the Surviving Corporation in the Merger, existing on the Effective Date.

            (iii)  On the effective date of the Bank Merger, the Board of Directors of Sovereign Bank, as the surviving institution in the Bank Merger, shall consist of those persons holding such office immediately prior to such effective date.

            (iv)  At the request of Seacoast, promptly following the Effective Date (but in no event more than two (2) Business Days thereafter), Sovereign shall cause one (1) person previously designated by Seacoast and reasonably acceptable to Sovereign (it being understood that Seacoast's CEO is reasonably acceptable) to be appointed as a director of either Sovereign or as a director of Sovereign Bank as specified by Seacoast in its sole discretion.

            (v)   On the effective date of the Bank Merger, the officers of Sovereign Bank duly elected and holding office immediately prior to such effective date shall be the officers of Sovereign Bank, as the surviving institution in the Bank Merger.

          (e)    Effect on Shares.    At the Effective Time, by virtue of the Merger and without any action on the part of Sovereign, Seacoast or the holders of any of the following securities, the following shall occur:

            (i)    Cancellation of Certain Common Stock and Preferred Stock. Each share of Seacoast Common Stock which is owned by Sovereign, Seacoast or any of their Subsidiaries (other than shares that are held in trust, managed, custodial or nominee accounts and the like and which are beneficially owned by third parties) and each share of Seacoast Preferred Stock that is owned by Seacoast shall be canceled and cease to be issued and outstanding, and no consideration shall be delivered therefor.

            (ii)   Certain Sovereign Common Stock Not Affected. Each issued and outstanding share of Sovereign Common Stock shall, at and after the Effective Time, continue to be issued and outstanding as an identical share of Sovereign Common Stock.

            (iii)  Conversion of Seacoast Common Stock. Subject to the provisions of subparagraphs (i) and (iv) of this Section 1.02(e), each share of Seacoast Common Stock issued and outstanding immediately prior to the Effective Date (other than shares of Seacoast Common Stock, if any, then owned by Sovereign or Seacoast or any Seacoast Subsidiary and any Dissenting Shares) shall, on the Effective Date, by reason of the Merger and without any action on the part of the holder thereof, be converted into and become a right to receive:

              (A)  if the Sovereign Market Value as of the Determination Date is equal to or greater than $23.96, then 1.461 shares of fully paid and nonassessable shares of Sovereign Common Stock, and the corresponding number of Sovereign Stock Purchase Rights; or

              (B)  if the Sovereign Market Value as of the Determination Date is greater than $21.56 and less than $23.96, then that number of shares of fully paid and nonassessable shares of Sovereign Common Stock (rounded to the nearest hundredth) and the corresponding number of Sovereign Stock Purchase Rights, which shall be equal to $35.00 divided by the Sovereign Market Value as of the Determination Date; or

              (C)  if the Sovereign Market Value as of the Determination Date is equal to or less than $21.56, then 1.623 shares of fully paid and nonassessable shares of Sovereign Common Stock, and the corresponding number of Sovereign Stock Purchase Rights.

        The exchange ratio, as determined pursuant to any of Sections 1.02(e)(iii)(A), 1.02(e)(iii)(B) or 1.02(e)(iii)(C), is hereinafter referred to as the "Applicable Exchange Ratio."

            (iv)  Cash in Lieu of Fractional Shares. Notwithstanding anything herein to the contrary, no fraction of a whole share of Sovereign Common Stock and no scrip or certificate therefore shall be issued in connection with the Merger. Any former Seacoast stockholder who would otherwise be entitled to receive a fraction of a share of Sovereign Common Stock shall receive, in lieu thereof, cash in an amount equal to such fraction multiplied by the Average Final Price.

          (f)    Stock Options; Stock Units.

            (i)    At the Effective Time, each option to acquire Seacoast Common Stock ("Seacoast Option") which is then outstanding (which for purposes of this Section 1.02(f) shall include without limitation any and all options to acquire Abington common stock which were converted into options to acquire Seacoast Common Stock pursuant to the terms of the Abington Merger Agreement, and options issued to non-employee directors under any director stock option plan) whether or not exercisable, shall become fully vested and exercisable and cease to represent a right to acquire shares of Seacoast Common Stock and shall be converted automatically into an option to purchase shares of Sovereign Common Stock and the corresponding number of Sovereign Stock Purchase Rights, and Sovereign shall assume each Seacoast Option, in accordance with the terms of the applicable Seacoast Stock Option Plan and stock option agreement by which such option is evidenced, except that from and after the Effective Time, (i) Sovereign and its Board of Directors or a duly authorized committee thereof shall be substituted for Seacoast and Seacoast's Board of Directors or duly authorized committee thereof administering such Seacoast Stock Option Plan, (ii) each Seacoast Option assumed by Sovereign may be exercised solely for shares of Sovereign Common Stock and accompanying Sovereign Stock Purchase Rights, (iii) the number of shares of Sovereign Common Stock subject to such Seacoast Option shall be equal to the number of shares of Seacoast Common Stock subject to such Seacoast Option immediately prior to the Effective Time multiplied by the Applicable Exchange Ratio, provided that any fractional shares of Sovereign Common Stock resulting from such multiplication shall be rounded down to the nearest share, and (iv) the per share exercise price under each such Seacoast Option shall be adjusted by dividing the per share exercise price under each such Seacoast Option by the Applicable Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent. Notwithstanding clauses (iii) and (iv) of the preceding sentence, each Seacoast Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the IRC, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the IRC. Sovereign and Seacoast agree to take all necessary steps to effect the foregoing provisions of this Section 1.02(f).

            (ii)   On the Effective Date, each stock unit which is then outstanding under the Seacoast Bank Executive Savings Plan shall cease to represent a right to receive a share of Seacoast Common Stock and shall be automatically converted into a stock unit with a right to receive that number of shares of Sovereign Common Stock multiplied by the Applicable Exchange Ratio, and accompanying Sovereign Stock Purchase Rights, and Sovereign shall continue to maintain the Seacoast Bank Executive Savings Plan unless and until it is terminated in accordance with its terms, subject to the right of plan participants to receive distribution of their deferred compensation accounts in accordance with their elections, except that from and after the Effective Date, (1) Sovereign Bank shall be substituted for Seacoast Bank and (2) units shall be payable in shares of Sovereign Common Stock in accordance with the terms of the Seacoast Bank Executive Savings Plan.

            (iii)  No later than the Effective Date, Sovereign shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any other successor or appropriate forms), with respect to the shares of Sovereign Common Stock and Sovereign Stock Purchase Rights subject to the options and stock units referenced in this Section 1.02(f), and shall use its reasonable best efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding in the case of a Form S-8 or, in the case of a Form S-3, until the shares subject to such options and stock units may be sold without a further holding period under Rule 144 under the Securities Act.

          (g)    Surrender and Exchange of Seacoast Stock Certificates.

            (i)    Exchange of Certificates. At the Effective Time, for the benefit of the holders of shares of Seacoast Common Stock, Sovereign shall deliver to an exchange agent designated to act as agent (the "Exchange Agent"), certificates evidencing the number of shares of Sovereign Common Stock issuable. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Sovereign Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. Each holder of shares of Seacoast Common Stock who surrenders to the Exchange Agent the certificate or certificates representing such shares will be entitled to receive, as soon as practicable after the Effective Date, in exchange therefor a certificate or certificates for the number of whole shares of Sovereign Common Stock into which such holder's shares of Seacoast Common Stock have been converted pursuant to the Merger, together with a check for cash in lieu of any fractional share in accordance with Section 1.02(e)(iv) hereof.

            (ii)   Rights Evidenced by Certificates. Each certificate for shares of Sovereign Common Stock issued in exchange for certificates for Seacoast Common Stock pursuant to

    Section 1.02(g)(i) hereof will be dated the Effective Date and be entitled to dividends and all other rights and privileges pertaining to such shares of stock from and after the Effective Date. Until surrendered, each certificate theretofore evidencing shares of Seacoast Common Stock will, from and after the Effective Date, evidence solely the right to receive certificates for shares of Sovereign Common Stock pursuant to 1.02(g)(i) hereof and a check for cash in lieu of any fractional share in accordance with Section 1.02(g)(i) hereof. If certificates for shares of Seacoast Common Stock are exchanged for Sovereign Common Stock at a date following one or more record dates for the payment of dividends or of any other distribution on the shares of Sovereign Common Stock, Sovereign will pay cash in an amount equal to dividends theretofore payable on such Sovereign Common Stock and pay or deliver any other distribution to which holders of shares of Sovereign Common Stock have theretofore become entitled. Upon surrender of certificates for shares of Seacoast Common Stock in exchange for certificates for Sovereign Common Stock, Sovereign also shall pay any dividends to which such holder of Seacoast Common Stock may be entitled as a result of the declaration of a dividend on the Seacoast Common Stock by Seacoast in accordance with the terms of this Agreement with a record date prior to the Effective Date and a payment date after the Effective Date. No interest will accrue or be payable in respect of dividends or cash otherwise payable under this Section 1.02(g) upon surrender of certificates for shares of Seacoast Common Stock.

        Notwithstanding the foregoing, no party hereto will be liable to any holder of Seacoast Common Stock for any amount paid in good faith to a public official or agency pursuant to any applicable abandoned property, escheat or similar law. Until such time as certificates for shares of Seacoast Common Stock are surrendered by a Seacoast shareholder to the Exchange Agent for exchange, Sovereign shall have the right to withhold dividends or any other distributions on the shares of Sovereign Common Stock issuable to such shareholder.

            (iii)  Exchange Procedures. The Exchange Agent shall accept each certificate for shares of Seacoast Common Stock delivered for exchange under this Section 1.02(g) submitted in accordance with such reasonable and customary terms as the Exchange Agent shall impose to effect an orderly exchange thereof in accordance with normal exchange practices. If more than one certificate is surrendered at one time and in one transmittal package for the same shareholder account, the number of whole shares of Sovereign Common Stock for which certificates will be issued pursuant to this Section 1.02(g) will be completed on the basis of the aggregate number of shares represented by the certificates so surrendered. If shares of Sovereign Common Stock or payments of cash are to be issued or made to a person other than the one in whose name the surrendered certificate is registered, the certificate so surrendered must be properly endorsed in blank, with signature(s) guaranteed, or otherwise in proper form for transfer, and the person to whom certificates for shares of Sovereign Common Stock is to be issued or to whom cash is to be paid shall pay to the Exchange Agent any transfer or other taxes required by reason of such issuance or payment to a person other than the registered holder of the certificate for shares of Seacoast Common Stock which are surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. As promptly as reasonably practicable but in no event later than two (2) Business Days after the Effective Date, the Exchange Agent shall send or cause to be sent to each stockholder of record of Seacoast Common Stock transmittal materials for use in exchanging certificates representing Seacoast Common Stock for certificates representing Sovereign Common Stock into which the former have been converted in the Merger. Certificates representing shares of Sovereign Common Stock and checks for cash in lieu of fractional shares shall be mailed to former shareholders of Seacoast as promptly as reasonably possible but in no event later than ten (10) Business Days following the receipt of certificates representing former shares of Seacoast Common Stock duly endorsed or accompanied by the materials referenced herein and delivered by certified mail, return receipt requested.

            (iv)  No Further Ownership Rights. All shares of Sovereign Common Stock issued and cash paid upon conversion of shares of Seacoast Common Stock in accordance with the terms of this Agreement shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Seacoast Common Stock.

            (v)   Lost Certificates. If any certificate representing Seacoast Common Stock (a "Seacoast Certificate") shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Seacoast Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent the posting by such Person of a bond in such reasonable amount as Sovereign may direct as indemnity against any claim that may be made against it with respect to such Seacoast Certificate, the Exchange Agent will deliver or cause to be delivered in exchange for such lost, stolen, or destroyed Seacoast Certificate the shares of Sovereign Common Stock represented thereby based on the Applicable Exchange Ratio, any cash in lieu of fractional shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(e)(iv), and any dividends or other distributions on shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(g)(ii).

            (vi)  Stock Transfer Books. At the close of business on the Effective Date, the stock transfer books of Seacoast with respect to Seacoast Common Stock issued and outstanding prior to the Effective Time shall be closed and, thereafter, there shall be no further registration of transfers on the records of Seacoast of shares of Seacoast Common Stock issued and outstanding prior to the Effective Time. From and after the Effective Time, the holders of Seacoast Certificates shall cease to have any rights with respect to such shares of Seacoast Common Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Seacoast Certificates presented to Sovereign or the Exchange Agent for any reason shall be exchanged for shares of Sovereign Common Stock represented thereby based on the Applicable Exchange Ratio, any cash in lieu of fractional shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(e)(iv), and any dividends or other distributions on shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(g)(ii).

          (h)   Anti-Dilution Provisions.    If Sovereign shall, at any time before the Effective Date, (A) issue a dividend with respect to its common stock in shares of Sovereign capital stock (or any security convertible into or exchangeable for Sovereign capital stock), (B) combine the outstanding shares of Sovereign Common Stock into a smaller number of shares, (C) subdivide the outstanding shares of Sovereign Common Stock, or (D) reclassify or recapitalize or otherwise adjust the shares of Sovereign Common Stock, then, in any such event, the number of shares of Sovereign Common Stock to be delivered to Seacoast stockholders who are entitled to receive shares of Sovereign Common Stock in exchange for shares of Seacoast Common Stock shall be adjusted so that each Seacoast stockholder shall be entitled to receive such number of shares of Sovereign Common Stock as such stockholder would have been entitled to receive if the Effective Date had occurred immediately prior to the happening of such event. (By way of illustration, if Sovereign declares a stock dividend of 7% payable with respect to a record date on or prior to the Effective Date, the Applicable Exchange Ratio shall be adjusted upward by 7%). In addition, in the event that, prior to the Effective Date, Sovereign enters into an agreement pursuant to which shares of Sovereign Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each Seacoast stockholder entitled to receive shares of Sovereign Common Stock in the Merger shall be entitled to receive such number of shares or other securities or amount of obligations of such other corporation as such stockholder would be entitled to receive if the Effective Date had occurred immediately prior to the happening of such event.

          (i)    Dissenting Shares.    Each outstanding share of Seacoast Common Stock the holder of which has perfected his right to dissent under the MBCL and has not effectively withdrawn or lost such right as of the Effective Time (the "Dissenting Shares"), shall not be converted into or represent a right to receive shares of Sovereign Common Stock hereunder. Rather, the holder thereof shall be entitled only to payment of the appraised value of such Dissenting Shares in accordance with the provisions of Sections 86 through 98, inclusive, of the MBCL (or any successor provisions). Seacoast shall give Sovereign (i) prompt notice of any demands filed pursuant to Sections 86 through 98, inclusive, of the MBCL (or any successor provisions) received by Seacoast, withdrawals of such demands, and any other instruments served in connection with such demands pursuant to the MBCL and received by the Seacoast, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the MBCL consistent with the obligations of Seacoast thereunder. Seacoast shall not, except with the prior written consent of Sovereign, (x) make any payment with respect to, or to any person making, any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand in accordance with the MBCL. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent (which shares are referred to as "Unperfected Dissenting Shares") at any time, the Unperfected Dissenting Shares held by such holder shall be converted on a share by share basis into the right to receive the Applicable Exchange Ratio in accordance with the applicable provisions of this Agreement, as Sovereign or the Exchange Agent shall determine, without any interest thereon. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

        Section 1.03    Bank Mergers.    Subject to the requirements of the Abington Merger Agreement, Sovereign and Seacoast shall use their best efforts to cause each Seacoast Bank and Abington Bank to merge with and into Sovereign Bank, with Sovereign Bank surviving such merger, after the Effective Date on a date determined by Sovereign. As soon as practicable after the execution and delivery of this Agreement, Sovereign shall cause Sovereign Bank, and Seacoast shall cause each Seacoast Bank and Abington Bank, to execute and deliver a bank plan of merger (the "Bank Plan of Merger"), in a form acceptable to Sovereign and Seacoast. Seacoast shall use reasonable best efforts to cause the Abington Merger Agreement to be amended, or cause Abington to waive any conditions that would prevent Abington from executing the Bank Plan of Merger, to permit Abington Bank to execute, deliver and carry out the transactions contemplated by the Bank Plan of Merger and this Section 1.03; provided, however, that if after using such reasonable best efforts Seacoast is unable to cause such amendment or waiver, Seacoast shall be relieved of its obligations under this Section 1.03 with respect to Abington Bank.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SEACOAST

        Seacoast hereby represents and warrants to Sovereign that, except as specifically set forth in the Seacoast Disclosure Schedule delivered to Sovereign by Seacoast on the date hereof:

        Section 2.01    Organization.

          (a)   Seacoast is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Seacoast is a bank holding company duly registered under the Bank Holding Company Act. Seacoast has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Seacoast is qualified or licensed to do business as a foreign corporation in each jurisdiction in which it is required to be so qualified or licensed as the result of the ownership or leasing of property or the conduct of its business.

          (b)   Each Seacoast Bank is a savings bank duly organized and validly existing under the laws of the Commonwealth of Massachusetts. Each Seacoast Bank has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Each Seacoast Bank and each other Seacoast Subsidiary is qualified or licensed to do business as a foreign corporation in each jurisdiction in which it is required to be so qualified or licensed as the result of the ownership or leasing of property or the conduct of its business.

          (c)   There are no Seacoast Subsidiaries other than the Seacoast Banks, Seacoast Capital Trust I, Seacoast Capital Trust II and those identified in the Seacoast Disclosure Schedule.

          (d)   The deposits of each Seacoast Bank are insured by the FDIC to the extent provided in the FDIA and by the MDIF in the manner and to the maximum extent provided by law.

          (e)   The respective minute books of Seacoast and the Seacoast Banks and each other Seacoast Subsidiary accurately reflect all material corporate actions of their respective stockholders and boards of directors (including committees).

          (f)    Prior to the date of this Agreement, Seacoast has made available to Sovereign true and correct copies of the articles of organization and bylaws of Seacoast, the charter and bylaws of the Seacoast Banks and the articles of organization and bylaws of each other Seacoast Subsidiary, each as in effect on the date hereof.

        Section 2.02    Capitalization.

          (a)   The authorized capital stock of Seacoast consists of (i) 100,000,000 shares of common stock, $.01 par value per share ("Seacoast Common Stock"), of which as of the date of this Agreement 4,365,925 shares were issued and held by Seacoast as treasury stock and 25,861,630 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights and (ii) 10,000,000 shares of preferred stock, $.01 par value per share, none of which, as of the date hereof, are issued or outstanding ("Seacoast Preferred Stock"). Neither Seacoast nor the Seacoast Banks nor any other Seacoast Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement, plan or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Seacoast Common Stock, Seacoast Preferred Stock or any other security of Seacoast or any securities representing the right to vote, purchase or otherwise receive any shares of Seacoast Common Stock, Seacoast preferred stock or any other security of Seacoast, other than (i) shares of Seacoast Common Stock issuable pursuant to the terms of the Abington Merger Agreement (including shares to be issued under stock options granted under Abington Stock Option Plans which may be assumed by Seacoast in accordance with the Abington Merger Agreement), (ii) shares issuable or to be issued under Seacoast Stock Option Plans or stock options otherwise granted by the Seacoast Board of Directors, and as set forth in reasonable detail (including the weighted average exercise price of all such options) in the Seacoast Disclosure Schedule, (iii) capital securities issued by Seacoast Capital Trust I and Abington Bancorp Capital Trust, (iv) shares issuable under Seacoast's 401(k) Retirement Savings Plan.

          (b)   The authorized capital stock of Compass Bank consists exclusively of (i) 590,000 shares of common stock, $1.00 par value (the "Compass Bank Common Stock"), of which 500,000 shares are outstanding, validly issued, fully paid, nonassessable, free of preemptive rights, all of which are owned by Seacoast free and clear of any lien, security interests, pledges, charges and restrictions of any kind or nature. The authorized capital stock of Nantucket Bank consists exclusively of (i) 100,000 shares of common stock, $1.00 par value (the "Nantucket Bank Common Stock"), of which 100,000 shares are outstanding, validly issued, fully paid, nonassessable, free of preemptive rights, all of which are owned by Seacoast free and clear of any lien, security interests, pledges, charges and restrictions of any kind or nature and (ii) 10,000 shares of preferred stock, $1.00 par value per share, none of which are issued or outstanding. Neither Seacoast nor any Seacoast Subsidiary has or is bound by any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of the capital stock of any Seacoast Subsidiary or any other security of any Seacoast Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of the capital stock or any other security of any Seacoast Subsidiary. Either Seacoast or the Seacoast Banks own all of the outstanding shares of capital stock of each Seacoast Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature, except that, in the case of Seacoast Capital Trust I and Seacoast Capital Trust II, Seacoast owns 100% of the common securities.

          (c)   Except for the Seacoast Subsidiaries, neither (i) Seacoast, (ii) the Seacoast Banks, nor (iii) any other Seacoast Subsidiary, owns any equity interest, directly or indirectly, in any other company or controls any other company, except for equity interests held in the investment portfolios of Seacoast Subsidiaries, equity interests held by Seacoast Subsidiaries in a fiduciary capacity, equity interests held in connection with the commercial loan activities of Seacoast Subsidiaries, or other securities and interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted. There are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding and held by Seacoast or the Seacoast Banks with respect to any other company's capital stock or the equity of any other person.

          (d)   To the best of Seacoast's knowledge, except as disclosed in Seacoast's proxy statement dated April 15, 2003, or in any subsequent Schedule 13D or 13G filed with the SEC, no person or "group" (as that term is used in Section 13(d)(3) of the Exchange Act), is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Seacoast Common Stock.

        Section 2.03    Authority; No Violation.

          (a)   Seacoast has requisite corporate power and authority to execute and deliver this Agreement and to complete the transactions contemplated hereby subject to receipt of all necessary approvals of Governmental Authorities and the approval of Seacoast's stockholders of this Agreement. Each Seacoast Bank has requisite corporate power and authority to execute and deliver the Bank Plan of Merger and to complete the Bank Merger subject to receipt of all necessary approvals of Governmental Authorities. The execution and delivery of this Agreement by Seacoast and the completion by Seacoast of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Seacoast and, except for approval by the stockholders of Seacoast as required under the MBCL, Seacoast's articles of organization and bylaws and Nasdaq requirements applicable to it, no other corporate proceedings on the part of Seacoast are necessary to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seacoast and, subject to (i) approval of the stockholders of Seacoast as required under the MBCL, Seacoast's articles of organization and bylaws and Nasdaq requirements applicable to it and (ii) receipt of the required approvals from Regulatory Authorities described in Section 3.04 hereof and compliance with such required approvals, constitutes the valid and binding obligation of Seacoast, enforceable against Seacoast in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights, general equity principles or by applicable conservatorship or receivership provisions of the FDIA ("FDIA Limitations")). The Bank Plan of Merger, upon its execution and delivery by the Seacoast Banks concurrently with, or as soon as practicable after, the execution and delivery of this Agreement, will constitute the valid and binding obligation of each Seacoast Bank, enforceable against the Seacoast Banks in accordance with its terms, subject to applicable FDIA Limitations, or insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

          (b)   (A) The execution and delivery of this Agreement by Seacoast, (B) the execution and delivery of the Bank Plan of Merger by the Seacoast Banks, (C) subject to receipt of approvals from Seacoast's stockholders and the receipt of approvals from the Regulatory Authorities referred to in Section 3.04 hereof and Seacoast's and Sovereign's compliance with any conditions contained therein (including the expiration of related waiting periods), the completion of the transactions contemplated hereby, and (D) compliance by Seacoast or the Seacoast Banks with any of the terms or provisions hereof or of the Bank Plan of Merger, will not (i) conflict with or result in a breach of any provision of the articles of organization or bylaws of Seacoast or any Seacoast Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Seacoast or any Seacoast Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Seacoast or any Seacoast Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, commitment or other instrument or obligation to which Seacoast or any Seacoast Subsidiary is a party, or by which they or any of their respective properties or assets may be subject.

        Section 2.04    Consents.    Except for the consents, approvals, filings and registrations from or with the Regulatory Authorities referred to in Section 3.04 hereof and compliance with any conditions contained therein, and the approval of this Agreement by the stockholders of Seacoast under the MBCL, Seacoast's articles of organization and bylaws, and Nasdaq requirements applicable to it, and the approval of the Bank Plan of Merger by Seacoast as sole stockholder of each of the Seacoast Banks under the laws of the Commonwealth of Massachusetts, and by the Board of Directors of each Seacoast Bank, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and no consents or approvals or waivers of any third parties are necessary, or will be, in connection with (a) the execution and delivery of this Agreement by Seacoast or the Bank Plan of Merger by the Seacoast Banks, and (b) the completion by Seacoast of the transactions contemplated hereby or by the Seacoast Banks of the Bank Merger. As of the date hereof, Seacoast has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact Seacoast's ability to complete the transactions contemplated by this Agreement.

        Section 2.05    Financial Statements.

          (a)   Seacoast has previously made available or will make available to Sovereign the Seacoast Regulatory Reports. The Seacoast Regulatory Reports have been, or will be, prepared in all respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Regulatory Authorities, throughout the periods covered by such statements, and fairly present, or will fairly present in all respects, the financial position, results of operations and changes in stockholders' equity of Seacoast as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Regulatory Authorities, applied on a consistent basis.

          (b)   Seacoast has previously made available or will make available to Sovereign the Seacoast Financials filed by it with the SEC. The Seacoast Financials have been, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods covered by such statements, except as noted therein, and fairly present, or will fairly present, the consolidated financial position, results of operations and cash flows of Seacoast as of and for the periods ended on the dates thereof, in accordance with GAAP applied on a consistent basis, except as noted therein.

          (c)   Since September 30, 2003, neither Seacoast nor a Seacoast Bank (as the case may be) had, or will have, any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Seacoast Financials or Seacoast Regulatory Reports or in the footnotes thereto which are not appropriately reflected or reserved against therein or appropriately disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material in the aggregate and which are incurred in the ordinary course of business, consistent with past practice and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

        Section 2.06    Taxes.    Seacoast and the Seacoast Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a). Seacoast has duly filed, and will file, all federal, state and local tax returns required to be filed by or with respect to Seacoast and all Seacoast Subsidiaries on or prior to the Closing Date (taking into account any extensions of time within which to file which have not expired) (all such returns being or will be true and complete in all respects) and has duly paid or will pay, or made or will make provisions and related balance sheet accruals (if required) for the payment of, all federal, state and local taxes which have been incurred by or are due or claimed to be due from Seacoast and any Seacoast Subsidiary by any taxing authority or pursuant to any tax sharing agreement or arrangement (written or oral) on or prior to the Closing Date other than taxes which (i) are not delinquent or (ii) are being contested in good faith.

        Section 2.07    No Material Adverse Effect.    Neither Seacoast nor, to the best of its knowledge, Abington has suffered any Material Adverse Effect since September 30, 2003.

        Section 2.08    Contracts.

          (a)   Except as described in this Agreement, documents listed as exhibits to Seacoast's Securities Documents, or in the Seacoast Disclosure Schedule, neither Seacoast nor any Seacoast Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or arrangement with any past or present officer, director or employee of Seacoast or any Seacoast Subsidiary, except for "at will" arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar arrangements for or with any past or present officers, directors or employees of Seacoast or any Seacoast Subsidiary; (iii) any collective bargaining agreement with any labor union relating to employees of Seacoast or any Seacoast Subsidiary; (iv) any agreement which by its terms limits the payment of dividends by any Seacoast Subsidiary; (v) any instrument evidencing or related to indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Seacoast or any Seacoast Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness, other than deposits, repurchase agreements, the junior subordinated debentures referred to in Section 4.01(a)(ii)(F), Section 4.05(f) or as set forth in the Seacoast Disclosure Schedule, bankers acceptances and "treasury tax and loan" accounts established in the ordinary course of business and transactions in "federal funds" or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due)

  which would be applicable on or after the Closing Date to Sovereign or any Sovereign Subsidiary; or (vi) any contract (other than this Agreement) limiting the freedom of Seacoast or any Seacoast Subsidiary to engage in any type of banking or bank-related business permissible under law.

          (b)   True and correct copies of agreements, plans, arrangements and instruments referred to in Section 2.08(a) have been made available to Sovereign on or before the date hereof, are listed on the Seacoast Disclosure Schedule and are in full force and effect on the date hereof and neither Seacoast nor any Seacoast Subsidiary (nor, to the knowledge of Seacoast, any other party to any such contract, plan, arrangement or instrument) has breached any provision of, or is in default in any respect under any term of, any such contract, plan, arrangement or instrument. Except as described in this Agreement or as set forth in the Seacoast Disclosure Schedule, (i) no party to any material contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, plan, arrangement or instrument as a result of the transactions contemplated by this Agreement, (ii) none of the employees (including officers) of Seacoast or any Seacoast Subsidiary, possess the contractual right to terminate their employment as a result of the execution of this Agreement or upon completion of the Merger on the Effective Date, and each contract with any director, officer and employee is listed on the Seacoast Disclosure Schedule and such Schedule contains a true and correct summary of (x) severance and other benefits such individual would be entitled to receive upon termination of their employment for other than cause and (y) the provisions of any covenant not to compete, covenant not to solicit customers and covenant not to solicit employees, (iii) no plan, employment agreement, termination agreement, or similar agreement or arrangement to which Seacoast or any Seacoast Subsidiary is a party or under which Seacoast or any Seacoast Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder, and (iv) no such agreement, plan or arrangement (x) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of Seacoast or any Seacoast Subsidiary absent the occurrence of a subsequent event; (y) provides for benefits which may cause the disallowance of a federal income tax deduction under IRC Section 280G; or (z) requires Seacoast or any Seacoast Subsidiary to provide a benefit in the form of Seacoast Common Stock or determined by reference to the value of Seacoast Common Stock.

        Section 2.09    Ownership of Property; Insurance Coverage.

          (a)   Seacoast and the Seacoast Subsidiaries have, or will have as to property acquired after the date hereof, good and, as to real property, marketable title to all assets and properties owned by Seacoast or any Seacoast Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Seacoast Regulatory Reports and in the Seacoast Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith, (ii) items permitted under Article IV of this Agreement, (iii) pledges to secure deposits and other liens incurred in the ordinary course of its banking business, (iv) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (v) as reflected on the consolidated statement of financial condition of Seacoast as of September 30, 2003 included in Seacoast's Securities Documents. Seacoast and the Seacoast Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Seacoast and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them. Such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in the Notes to the Seacoast Financials.

          (b)   With respect to all agreements pursuant to which Seacoast or any Seacoast Subsidiary has purchased securities subject to an agreement to resell, if any, Seacoast or such Seacoast Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

          (c)   Seacoast and the Seacoast Subsidiaries currently maintain insurance considered by Seacoast to be reasonably prudent for their respective operations in accordance with industry practice. Neither Seacoast nor any Seacoast Subsidiary has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Seacoast or a Seacoast Bank under such policies during the past two (2) years with respect to any potential material claims. All such insurance is valid and enforceable and in full force and effect, and within the last three years Seacoast and each Seacoast Bank has received each type of insurance coverage for which they have applied and during such periods have not been denied indemnification for any claims submitted under any of their insurance policies.

        Section 2.10    Legal Proceedings.    Except as set forth in the Seacoast Disclosure Schedule, neither Seacoast nor any Seacoast Subsidiary is a party to any, and there are no pending or, to the best of Seacoast's knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against Seacoast or any Seacoast Subsidiary or (ii) which could adversely affect the ability of Seacoast to perform under this Agreement, except for any proceedings, claims, actions, investigations or inquiries referred to in clauses (i) or (ii) which, if adversely determined, individually or in the aggregate, could not be reasonably expected to have a Material Adverse Effect on Seacoast.

        Section 2.11    Compliance With Applicable Law.

        (a) Seacoast and Seacoast Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their businesses as presently conducted under, and have complied in all respects with, applicable laws, statutes, orders, rules or regulations of any federal, state or local governmental authority relating to them.

        (b) Except as disclosed on the Seacoast Disclosure Schedule, (i) Seacoast and each Seacoast Subsidiary is in substantial compliance with all of the statutes, regulations or ordinances which each Regulatory Authority applicable to them enforces; (ii) since December 31, 2001, no Regulatory Authority has threatened to revoke any license, franchise, permit or governmental authorization which is material to Seacoast or any Seacoast Subsidiary or required or threatened to require Seacoast or any Seacoast Subsidiary to enter into a cease and desist order or memorandum of understanding with it; and (iii) since December 31, 2001, no Regulatory Authority has restricted or limited the operations of Seacoast or any Seacoast Subsidiary, including without limitation any restriction on the payment of dividends (any such memorandum or order described in this sentence is hereinafter referred to as a "Regulatory Agreement"). Neither Seacoast nor any Seacoast Subsidiary has consented to or entered into any Regulatory Agreement. Seacoast received a rating of at least "Satisfactory" in connection with its last CRA examination.

        Section 2.12    ERISA.    Seacoast has previously made available to Sovereign true and complete copies of all employee pension benefit plans within the meaning of ERISA Section 3(2), including profit sharing plans, defined benefit pension plans, employee stock ownership plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, employment agreements, annual executive and administrative incentive plans or long term incentive plans, severance plans, policies and agreements, group insurance plans, and all employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other employee benefit plans, policies, agreements and arrangements, all of which are set forth in the Seacoast Disclosure Schedule, sponsored or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of Seacoast or any Seacoast Subsidiary (but not Abington or any Subsidiary of Abington), together with (i) the most recent actuarial (if any) and financial reports relating to those plans which constitute "qualified plans" under IRC Section 401(a) or which are self-insured or self-funded employee benefit plans within the meaning of ERISA Section 3(3), (ii) the most recent annual reports relating to such plans filed by them, respectively, with any government agency, and (iii) all rulings (other than determination letters) and most recent determination letters and any pending request for a determination letter pertaining to any such plans. Neither Seacoast, any Seacoast Subsidiary, nor any employee benefit pension plan (as defined in ERISA Section 3(2)) maintained by Seacoast or any Seacoast Subsidiary, has incurred, directly or indirectly, within the past six (6) years any liability under Title IV of ERISA (including any liability to the Pension Benefit Guaranty Corporation) or to the IRS with respect to any employee benefit pension plan qualified under IRC Section 401(a) which liability has resulted in or will result in a Material Adverse Effect with respect to Seacoast, except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043 occurred with respect to any such pension plan which would result in a Material Adverse Effect. With respect to each of such plans that is subject to Title IV of ERISA, the present value of the accrued benefits under such plans, calculated on a plan termination basis (using appropriate or required annuity purchase rates and lump-sum distribution assumptions), based on the plan's most recent valuation date and determined as of such date, did not exceed the then current value of the assets of such plan allocable to such accrued benefits. Neither Seacoast nor any Seacoast Subsidiary has incurred or is subject to any liability under ERISA Section 4201 for a complete or partial withdrawal from a multiemployer plan. All "employee benefit plans," as defined in ERISA Section 3(3), comply and within the past six (6) years have complied in all material respects with (i) relevant provisions of ERISA and (ii) in the case of plans intended to qualify for favorable income tax treatment, provisions of the IRC relevant to such treatment. No prohibited transaction (which shall mean any transaction prohibited by ERISA Section 406 and not exempt under ERISA Section 408 or any transaction prohibited under IRC Section 4975) has occurred within the past six (6) years with respect to any employee benefit plan maintained by Seacoast or any Seacoast Subsidiary which would result in the imposition, directly or indirectly, of an excise tax under IRC Section 4975 or other penalty under ERISA or the IRC, which, individually or in the aggregate, has resulted in or will result in a Material Adverse Effect with respect to Seacoast. Seacoast and the Seacoast Subsidiaries provide continuation coverage under group health plans for separating employees and "qualified beneficiaries" in material compliance with the provisions of IRC Section 4980B(f). Such group health plans are in material compliance with Section 1862(b)(1) of the Social Security Act and the applicable provisions of the Health Insurance Portability and Accountability Act of 1996, as amended.

        Section 2.13    Brokers, Finders and Financial Advisors; Fairness Opinion.    Except for Seacoast's engagement of Ryan, Beck & Co. LLC ("Ryan, Beck") in connection with transactions contemplated by this Agreement and the Abington Merger Agreement, or as otherwise set forth on the Seacoast Disclosure Schedule, neither Seacoast nor any Seacoast Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger, or, except for its commitments disclosed in Seacoast Disclosure Schedule, incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement or in connection with any transaction other than the Merger, which has not been reflected in the Seacoast Financials. The engagement letters between Seacoast and Ryan, Beck relating to Ryan, Beck's engagement as Seacoast's financial advisor in connection with the transactions contemplated by this Agreement and the Abington Merger Agreement have been made available to Sovereign. Ryan, Beck has provided Seacoast with its oral opinion to the effect that, as of the date of approval of this Agreement by the Board of Directors of Seacoast, the Applicable Exchange Ratio is fair to stockholders of Seacoast in the Merger from a financial point of view.

        Section 2.14    Environmental Matters.    To the knowledge of Seacoast, except as set forth on the Seacoast Disclosure Schedule, neither Seacoast nor any Seacoast Subsidiary, nor any properties operated by Seacoast or any Seacoast Subsidiary during Seacoast's use or ownership has been or is in violation of or liable under any Environmental Law. There are no actions, suits or proceedings, or demands, claims, notices or, to the knowledge of Seacoast, investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the knowledge of Seacoast, overtly threatened, relating to the liability of any property owned or operated by Seacoast or any Seacoast Subsidiary under any Environmental Law. Seacoast has previously made available to Sovereign copies of any and all environmental reports, studies, assessments and information regarding underground storage tanks relating to the environmental condition of any property owned or operated by Seacoast or any of its Subsidiaries.

        Section 2.15    Allowance for Losses.    The allowance for loan losses reflected, and to be reflected, in the Seacoast Regulatory Reports each has been, and will be, established in compliance with the requirements of all applicable regulatory criteria, and the allowance for loan losses shown, and to be shown, on the balance sheets contained in the Seacoast Financials have been, and will be, established in compliance with the applicable requirements of GAAP.

        Section 2.16    Information to be Supplied.    The information to be supplied by Seacoast and each Seacoast Bank for inclusion in the Registration Statement (including the Prospectus/Proxy Statement) and each amendment or supplement thereto, if any, and/or any information Seacoast filed with the SEC under the Exchange Act which is incorporated by reference into the Registration Statement (including the Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act and as of the date the Prospectus/Proxy Statement is mailed to stockholders of Seacoast and up to and including the date of the meeting of stockholders of Seacoast to which such Prospectus/Proxy Statement relates, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The information supplied, or to be supplied, by Seacoast for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority and up to and including the date of the attainment of any required regulatory approvals or consents, be accurate in all material respects.

        Section 2.17    Securities Documents.    The Securities Documents filed or to be filed by Seacoast under the Exchange Act at any time since December 31, 2002 complied, at the time filed with the SEC, in all respects, with the Exchange Act and all applicable rules and regulations of the SEC.

        Section 2.18    Related Party Transactions.    Except as disclosed in the Securities Documents filed by Seacoast, in the footnotes to the Seacoast Financials, or in the Seacoast Disclosure Schedule, Seacoast is not a party to any transaction (including any loan or other credit accommodation, but excluding deposits in the ordinary course of business) with any Affiliate of Seacoast (except a Seacoast Subsidiary). All such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other risks or unfavorable features. No loan or credit accommodation to any Affiliate of Seacoast is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Seacoast nor a Seacoast Bank has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by a Seacoast Bank is inappropriate.

        Section 2.19    Loans.    Each loan reflected as an asset in the Seacoast Financial Statements (i) is evidenced in all respects in accordance with customary lending standards in the ordinary course of business, and (ii) to the knowledge of Seacoast, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to the affecting creditors' rights or by general equity principles or FDIA Limitations).

        Section 2.20    Takeover Laws.    Assuming the accuracy of the representation and warrant of Sovereign contained in Section 3.18, Seacoast has taken all action required to be taken by it in order to exempt this Agreement, the Bank Plan of Merger and the transactions contemplated hereby and thereby from, and this Agreement, the Bank Plan of Merger and the transactions contemplated hereby and thereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination," or other antitakeover laws and regulations of any jurisdiction (collectively, the "Takeover Laws"), including, without limitation, the provisions of MGL Chapter 110F of the MBCL.

        Section 2.21    Labor and Employment Matters.    To the knowledge of Seacoast, neither Seacoast nor any Seacoast Subsidiary, nor any facilities owned or operated by Seacoast or any Seacoast Subsidiary has been or is in violation of or is liable under any Labor and Employment Law, which violation or liability, individually or in the aggregate, resulted in, or will result in, a Material Adverse Effect with respect to Seacoast. Except as disclosed in the Seacoast Disclosure Schedule, there are no legal, administrative, arbitration or other proceedings, demands, claims, notices, audits or, to the knowledge of Seacoast, investigations (including without limitation notices, demand letters or requests for information from any federal, state or local commission, agency or board) instituted or pending, or to the knowledge of Seacoast threatened, relating to the liability of Seacoast or any Seacoast Subsidiary under any Labor and Employment Law.

        Section 2.22    Risk Management Instruments.    Neither Seacoast nor any of the Seacoast Subsidiaries is a party or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a "Derivatives Contract") or owns securities that (i) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking principles and regulatory guidance. All of such Derivatives Contracts or other instruments, are legal, valid and binding obligations of Seacoast or any of the Seacoast Subsidiaries enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), and are in full force and effect. Seacoast and the Seacoast Subsidiaries have duly performed in all respects all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to Seacoast's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which would have or would reasonably be expected to have a Material Adverse Effect on Seacoast.

        Section 2.23    Community Reinvestment Act, Anti-Money Laundering and Customer Information Security.    Neither Seacoast nor any Seacoast Bank is aware of, has been advised of, or has reason to believe that any facts or circumstances exist, which would cause any Seacoast Bank (i) to be deemed not to be in satisfactory compliance in any material respect with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than "satisfactory," or (ii) to be deemed to be operating in violation in any respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA Patriot Act of 2001, Public Law 107-56 (the "USA Patriot Act"), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury's Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, or (iii) to be deemed not to be in satisfactory compliance in any respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by any Seacoast Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of each Seacoast Bank has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification certification procedures that has not been deemed ineffective in any material respects by any Regulatory Authority and that meets the requirements in all material respects of Section 352 of the USA Patriot Act and the regulations thereunder.

        Section 2.24    Credit Card Accounts.    Neither Seacoast nor any Seacoast Subsidiary originates, maintains or administers credit card accounts.

        Section 2.25    Merchant Processing.    Neither Seacoast nor any Seacoast Subsidiary provides, or has provided, merchant credit card processing services to any merchants.

        Section 2.26    Agreements with Regulatory Authorities.    Neither Seacoast nor any Seacoast Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2003, a recipient of any supervisory letter from, or since January 1, 2003, has adopted any policies, procedures or board resolutions at the request of suggestion of any Regulatory Authority or other governmental entity that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their subsidiaries (each item in this sentence, whether or not set forth in the Seacoast Disclosure Schedule, a "Seacoast Regulatory Agreement"), nor has Seacoast or any of its Subsidiaries been advised since January 1, 2003 by any Regulatory Authority or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such Seacoast Regulatory Agreement.

        Section 2.27    Completion of Merger with Abington.    To the best of Seacoast's knowledge, after consultation with Abington's outside counsel, and those Seacoast employees primarily responsible for performing due diligence with respect to Abington and for monitoring Abington's affairs, as of the date hereof, (i) the representations and warranties made in the Abington Merger Agreement and related disclosure schedules were true and correct as of the date of the Abington Merger Agreement (except that representations and warranties that by their terms speak as of some other date were true and correct as of such date) and are true and correct on the date hereof, (ii) the covenants and other agreements set forth in the Abington Merger Agreement have not been breached as of the date hereof, and (iii) both parties will be able to satisfy the conditions precedent to closing set forth in the Abington Merger Agreement.

        Section 2.28    Quality of Representations.    The representations made by Seacoast in this Agreement are true, correct and complete in all respects and do not omit statements necessary to make the representations not misleading under the circumstances.

        Section 2.29    Standard.    No representation or warranty of Seacoast contained in Article II shall be deemed untrue or incorrect, and Seacoast shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Article II, has had or is reasonably likely to have a Material Adverse Effect on Seacoast.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SOVEREIGN

        Sovereign hereby represents and warrants to Seacoast that, except as set forth in the Sovereign Disclosure Schedule delivered by Sovereign to Seacoast on or prior to the date hereof:

        Section 3.01    Organization.

        (a) Sovereign is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Sovereign is a savings and loan holding company duly registered under the HOLA. Sovereign has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Each Sovereign Subsidiary is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation and each possesses full corporate power and authority to carry on its respective business and to own, lease and operate its properties as presently conducted. Neither Sovereign nor any Sovereign Subsidiary is required by the conduct of its business or the ownership or leasing of its assets to qualify to do business as a foreign corporation in any jurisdiction other than the Commonwealth of Pennsylvania and the states of Delaware, New Jersey, Massachusetts, Connecticut, Rhode Island, and New Hampshire.

        (b) Sovereign Bank is a federal savings bank, duly organized and validly existing under the laws of the United States of America. Sovereign Bank has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it.

        (c) The deposits of Sovereign Bank are insured by the FDIC to the extent provided in the FDIA.

        (d) The respective minute books of Sovereign and Sovereign Bank accurately reflect all material corporate action of their respective stockholders and boards of directors (including committees) through the date of this Agreement.

        (e) Prior to the execution of this Agreement, Sovereign has made available to Seacoast true and correct copies of the articles of incorporation and the bylaws of Sovereign and Sovereign Bank, respectively, as in effect on the date hereof.

        Section 3.02    Capital Structure.

        (a) The authorized capital stock of Sovereign consists of (a) 400,000,000 shares of common stock, no par value ("Sovereign Common Stock"), of which, at the date of this Agreement, 1,445,818 shares were issued and held by Sovereign as treasury stock and 293,225,828 shares are outstanding, validly issued, fully paid and nonassessable, and (b) 7,500,000 shares of preferred stock, no par value, of which, at the date of this Agreement, no shares are issued or outstanding. No shares of Sovereign Common Stock were issued in violation of any preemptive rights. Sovereign has no Rights authorized, issued or outstanding, other than (i) the Sovereign Stock Purchase Rights, (ii) options to acquire shares of Sovereign Common Stock authorized under Sovereign's employee benefit plans, stock option plans, non-employee directors compensation plan, employee stock ownership plan, employee stock purchase plan, and dividend reinvestment and stock purchase plan, (iii) securities issued by Sovereign Capital Trust I, (iv) securities issued by Sovereign Capital Trust III, and (v) the deemed rights to acquire Sovereign Common Stock possessed by the holders of the common stock of First Essex Bancorp, Inc. under the Agreement and Plan of Merger by and among Sovereign, Sovereign Merger Sub, Inc. and First Essex Bancorp, Inc.

        (b) To the best of Sovereign's knowledge, except as disclosed in Sovereign's proxy statement dated March 21, 2003 or in any subsequent Schedule 13D or 13G filed with the SEC, no person or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Sovereign Common Stock.

        (c) Except as disclosed in the Sovereign Disclosure Schedule, Sovereign owns all of the capital stock of Sovereign Bank, free and clear of any lien, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature and either Sovereign or Sovereign Bank owns all of its shares of capital stock of each other Sovereign Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. Except for the Sovereign Subsidiaries, Sovereign does not possess, directly or indirectly, any equity interest in any corporation, except for equity interests held in the investment portfolios of Sovereign Subsidiaries, equity interests held by Sovereign Subsidiaries in a fiduciary capacity, and equity interests held in connection with the commercial loan activities of Sovereign Subsidiaries.

        Section 3.03    Authority; No Violation.

        (a) Sovereign has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby subject to receipt of all necessary approvals of Governmental Authorities. Sovereign Bank has requisite corporate power and authority to execute and deliver the Bank Plan of Merger and to consummate the Bank Merger subject to receipt of all necessary approvals of Governmental Authorities. The execution and delivery of this Agreement by Sovereign and the completion by Sovereign of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Sovereign, and no other corporate proceedings on the part of Sovereign are necessary to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Sovereign and, subject to receipt of the required approvals of Regulatory Authorities described in Section 3.04 hereof, constitutes the valid and binding obligation of Sovereign, enforceable against Sovereign in accordance with its terms, (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles or FDIA Limitations). The Bank Plan of Merger, upon its execution and delivery by Sovereign Bank, will constitute the valid and binding obligation of Sovereign Bank, enforceable against Sovereign Bank in accordance with its terms, subject to applicable conservatorship and receivership provisions of the FDIA, or insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

        (b) (A) The execution and delivery of this Agreement by Sovereign, (B) the execution and delivery of the Bank Plan of Merger by Sovereign Bank, (C) subject to receipt of approvals from the Regulatory Authorities referred to in Section 3.04 hereof and Seacoast's and Sovereign's compliance with any conditions contained therein (including the expiration of related waiting periods), the consummation of the transactions contemplated hereby, and (D) compliance by Sovereign or Sovereign Bank with any of the terms or provisions of this Agreement or of the Bank Plan of Merger will not (i) conflict with or result in a breach of any provision of the articles of incorporation or bylaws of Sovereign or any other Sovereign Subsidiary or the charter and bylaws of Sovereign Bank; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Sovereign or any other Sovereign Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Sovereign or Sovereign Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which Sovereign or Sovereign Bank is a party, or by which they or any of their respective properties or assets may be subject.

        Section 3.04    Consents.    Except for consents, approvals, filings and registrations from or with the OTS, the MDB, the MBBI, the MHPF, the MDIF, the NYSE, the SEC, and state "blue sky" authorities, and compliance with any conditions contained therein, no consents or approvals or waivers of, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of any third parties other than Sovereign or its Affiliates are necessary, or will be, in connection with (a) the execution and delivery of this Agreement by Sovereign or the Bank Plan of Merger by Sovereign Bank, and (b) the completion by Sovereign of the transactions contemplated hereby or by Sovereign Bank of the Bank Merger. Sovereign has no reason to believe that the consents and approvals set forth above will not be received or will be received with conditions, limitations or restrictions unacceptable to it or which would adversely impact the ability of Sovereign or Sovereign Bank to complete the transactions contemplated by this Agreement.

        Section 3.05    Financial Statements.

        (a) Sovereign has previously made available, or will make available, to Seacoast, the Sovereign Regulatory Reports available to Seacoast for inspection. The Sovereign Regulatory Reports have been, or will be, prepared in all respects in accordance with applicable regulatory accounting principles and practices, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Regulatory Authorities, throughout the periods covered by such statements, and fairly present, or will fairly present in all respects, the financial position, results of operations, and changes in stockholders' equity of Sovereign as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles, including, but not limited to, all applicable rules, regulations and pronouncements of applicable Regulatory Authorities, applied on a consistent basis.

        (b) Sovereign has previously made available, or will make available, to Seacoast the Sovereign Financials. The Sovereign Financials have been, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods covered by the Sovereign Financials, except as noted therein and fairly present, or will fairly present, the consolidated financial position, results of operations and cash flows of Sovereign as of and for the periods ending on the dates thereof, in accordance with GAAP applied on a consistent basis throughout the periods covered by the Sovereign Financials, except as noted therein.

        (c) At the date of each balance sheet included in the Sovereign Financials or Sovereign Regulatory Reports, neither Sovereign nor Sovereign Bank has any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Sovereign Financials or Sovereign Regulatory Reports or in the footnotes thereto which are not appropriately reflected or reserved against therein or appropriately disclosed in a footnote thereto, except for liabilities, obligations or loss contingencies which are not material in the aggregate and which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations or loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal recurring audit adjustments and the absence of footnotes.

        Section 3.06    Taxes.    Sovereign and the Sovereign Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a). Sovereign has duly filed, and will file, all federal, state and local tax returns required to be filed by or with respect to Sovereign and all Sovereign Subsidiaries on or prior to the Closing Date (taking into account any extensions of time within which to file which have not expired) (all such returns being or will be true and complete in all respects) and has duly paid or will pay, or made or will make, provisions and related balance sheet accruals (if required) for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from Sovereign and any Sovereign Subsidiary by any taxing authority or pursuant to any tax sharing agreement or arrangement (written or oral) on or prior to the Closing Date other than taxes which (i) are not delinquent or (ii) are being contested in good faith.

        Section 3.07    No Material Adverse Effect.    Sovereign has not suffered any Material Adverse Effect since September 30, 2003.

        Section 3.08    Ownership of Property; Insurance Coverage.

        (a) Sovereign and the Sovereign Subsidiaries have good and, as to real property, marketable title to all assets and properties owned by Sovereign or any of its Subsidiaries in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Sovereign Financials and in the Sovereign Regulatory Reports or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities for borrowed money and that are described in the Sovereign Disclosure Schedule, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) pledges to secure deposits and other liens incurred in the ordinary course of its banking business, (iv) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (v) as reflected on the consolidated statement of financial condition of Sovereign as of September 30, 2003 included in Sovereign's Securities Documents. Sovereign and the Sovereign Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Sovereign and its Subsidiaries in the conduct of their businesses to occupy and use all such properties as presently occupied and used by each of them.

        (b) Sovereign and the Sovereign Subsidiaries currently maintain insurance in amounts considered by Sovereign to be reasonably prudent for their respective operations in accordance with industry practice. Neither Sovereign nor any Sovereign Subsidiary has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such insurance (except with respect to directors and officers liability insurance and employment law liability insurance) will be substantially increased. All such insurance is in full force and effect.

        Section 3.09    Legal Proceedings.    Neither Sovereign nor any Sovereign Subsidiary is a party to any, and there are no pending or, to the best of Sovereign's knowledge, threatened legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations or inquiries of any nature (i) against Sovereign or any Sovereign Subsidiary, or (ii) which could adversely affect the ability of Sovereign to perform under this Agreement, except for any proceedings, claims, actions, investigations or inquiries referred to in clauses (i) or (ii) which, individually or in the aggregate, could not be reasonably expected to have a Material Adverse Effect on Sovereign.

        Section 3.10    Compliance With Applicable Law.

        (a) Sovereign and the Sovereign Subsidiaries hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their businesses as presently conducted under, and have complied in all respects with, applicable laws, statutes, orders, rules or regulations of any federal, state or local governmental authority relating to them.

        (b) Except as disclosed on the Sovereign Disclosure Schedule, (i) Sovereign and each Sovereign Subsidiary is in substantial compliance with all of the statutes, regulations or ordinances which each Regulatory Authority applicable to them enforces; (ii) since December 31, 2001, no Regulatory Authority has threatened to revoke any license, franchise, permit or governmental authorization which is material to Sovereign or any Sovereign Subsidiary or required or threatened to require Sovereign or any Sovereign Subsidiary to enter into a cease and desist order or memorandum of understanding with it and (iii) since December 31, 2001, no Regulatory authority has restricted or limited the operations of Sovereign or any Sovereign Subsidiary, including without limitation any restriction on the payment of dividends (any such memorandum or order described in this sentence is hereinafter referred to as a "Regulatory Agreement"). Neither Sovereign nor any Sovereign Subsidiary is a party to any Regulatory Agreement. Sovereign received a rating of at least "Satisfactory" in connection with its last CRA examination.

        Section 3.11    Information to be Supplied.    The information to be supplied by Sovereign for inclusion in the Registration Statement (including the Prospectus/Proxy Statement) and each amendment or supplement thereto, if any information Sovereign filed with the SEC under the Exchange Act which is incorporated by reference into the Registration Statement (including the Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act and as of the date the Prospectus/Proxy Statement is mailed to stockholders of Seacoast and up to and including the date of the meeting of stockholders of Seacoast to which such Prospectus/Proxy Statement relates, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The information supplied, or to be supplied, by Sovereign for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority and up to and including the date(s) of the obtainment of any required regulatory approvals or consents, be accurate in all aspects.

        Section 3.12    ERISA.    Sovereign has previously made available to Seacoast true and complete copies of the employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, employee stock ownership plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, annual incentive plans, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans), and all other employee benefit plans, policies, agreements and arrangements, all of which are set forth on the Sovereign Disclosure Schedule, sponsored or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of Sovereign or any Sovereign Subsidiary, together with (i) the most recent actuarial (if any) and financial reports relating to those plans which constitute "qualified plans" under IRC Section 401(a), (ii) the most recent annual reports relating to such plans filed by them, respectively, with any government agency, and (iii) all rulings and determination letters which pertain to any such plans. Neither Sovereign, any Sovereign Subsidiary, nor any pension plan maintained by Sovereign or any Sovereign Subsidiary, has incurred, directly or indirectly, within the past six (6) years any liability under Title IV of ERISA (including to the Pension Benefit Guaranty Corporation) or to the IRS with respect to any pension plan qualified under IRC Section 401(a) which liability has resulted in or will result in a Material Adverse Effect with respect to Sovereign, except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043 occurred with respect to any such pension plan which would result in a Material Adverse Effect. With respect to each of such plans that is subject to Title IV of ERISA, the present value of the accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the plan's most recent actuarial report did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such accrued benefits. Neither Sovereign nor any Sovereign Subsidiary has incurred or is subject to any liability under ERISA Section 4201 for a complete or partial withdrawal from a multiemployer plan. All "employee benefit plans," as defined in ERISA Section 3(3), comply and within the past six (6) years have complied in all material respects with (i) relevant provisions of ERISA, and (ii) in the case of plans intended to qualify for favorable income tax treatment, provisions of the IRC relevant to such treatment. No prohibited transaction (which shall mean any transaction prohibited by ERISA Section 406 and not exempt under ERISA Section 408 or any transaction prohibited under IRC Section 4975) has occurred within the past six (6) years with respect to any employee benefit plan maintained by Sovereign or any Sovereign Subsidiary that would result in the imposition, directly or indirectly, of an excise tax under IRC Section 4975 or other penalty under ERISA or the IRC, which individually or in the aggregate, has resulted in or will result in a Material Adverse Effect with respect to Sovereign. Sovereign and the Sovereign Subsidiaries provide continuation coverage under group health plans for separating employees and "qualified beneficiaries" in accordance with the provisions of IRC Section 4980B(f). Such group health plans are in compliance with Section 1862(b)(1) of the Social Security Act and the applicable provisions of the Health Insurance Portability and Accountability Act of 1996, as amended.

        Section 3.13    Securities Documents.    The Securities Documents filed or to be filed by Sovereign under the Exchange Act at any time since December 31, 2002 complied, at the time filed with the SEC, in all respects, with the Exchange Act and the applicable rules and regulations of the SEC.

        Section 3.14    Environmental Matters.    To the knowledge of Sovereign, neither Sovereign nor any Sovereign Subsidiary, nor any properties operated by Sovereign or any Sovereign Subsidiary during Sovereign's use or ownership has been or is in violation of or liable under any Environmental Law. There are no actions, suits or proceedings, or demands, claims, notices or, to the knowledge of Sovereign, investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the knowledge of Sovereign, overtly threatened, relating to the liability of any property owned or operated by Sovereign or any Sovereign Subsidiary under any Environmental Law.

        Section 3.15    Allowance for Loan Losses.    The allowance for loan losses reflected, and to be reflected, in the Sovereign Regulatory Reports each has been, and will be, established in accordance with the requirements of all applicable regulatory criteria, and the allowance for loan losses, shown, and to be shown, on the balance sheets contained in the Sovereign Financials have been, and will be, established in compliance with the applicable requirements of GAAP.

        Section 3.16    Loans.    Each loan reflected as an asset in the Sovereign Financial Statements (i) is evidenced in all respects in accordance with customary lending standards in the ordinary course of business, and (ii) to the knowledge of Sovereign, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles or the FDIA Limitations).

        Section 3.17    Continuity of Business Enterprise.    It is the present intent of Sovereign that, following the Merger, Sovereign will continue the historic business of Seacoast or use a significant portion of Seacoast's historic business assets in a business, in each case within the meaning of Treasury Reg. § 1.368-1(d).

        Section 3.18    No Seacoast Capital Stock.    Neither Sovereign nor any Sovereign Subsidiary beneficially owns, directly or indirectly, any shares of Seacoast Common Stock, or any options, warrants or other rights to acquire any Seacoast Common Stock, except pursuant to the Merger as contemplated in this Agreement.

        Section 3.19    Regulatory Capital.    Neither Sovereign nor Sovereign Bank is subject to any capital requirements other than those required by applicable Regulatory Authorities or under applicable federal regulations and as disclosed in Note 17 to Sovereign's audited consolidated financial statements as of December 31, 2002 and for the three years ended December 31, 2002 included in Sovereign's Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Sovereign and Sovereign Bank meet or exceed all applicable regulatory capital requirements, and Sovereign Bank is deemed "well capitalized" under such regulatory requirements.

        Section 3.20    Agreements with Regulatory Authorities.    Neither Sovereign nor any Sovereign Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been sine January 1, 2003, a recipient of any supervisory letter from, or sine January 1, 2003, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Authority or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their subsidiaries (each item in this sentence, whether or not set forth in the Sovereign Disclosure Schedule, a "Sovereign Regulatory Agreement"), nor has Sovereign or any of its Subsidiaries been advised since January 1, 2003 by any Regulatory Authority or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such Sovereign Regulatory Agreement.

        Section 3.21    Community Reinvestment Act, Anti-Money Laundering and Customer Information Security.    Neither Sovereign nor Sovereign Bank is aware of, has been advised of, or has reason to believe that any facts or circumstances exist, which would cause Sovereign Bank (i) to be deemed not to be in satisfactory compliance in any respect with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than "satisfactory," or (ii) to be deemed to be operating in violation in any respect of the USA Patriot Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury's Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Sovereign Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of Sovereign Bank has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification certification procedures that has not been deemed ineffective in any material respects by any Regulatory Authority and that meets the requirements in all material respects of Section 352 of the USA Patriot Act and the regulations thereunder.

        Section 3.22    No Brokers.    No action has been taken by Sovereign or its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or similar payment with respect to the transactions contemplated hereby.

        Section 3.23    Tax Matters.    As of the date hereof, Sovereign does not have any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the IRC.

        Section 3.24    Quality of Representations.    The representations made by Sovereign in this Agreement are true, correct and complete in all respects and do not omit statements necessary to make the representations not misleading under the circumstances.

        Section 3.25    Standard.    No representation or warranty of Sovereign contained in this Article III shall be deemed untrue or incorrect, and Sovereign shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Article III, has had or is reasonably likely to have a Material Adverse Effect on Sovereign.

ARTICLE IV
COVENANTS OF THE PARTIES

        Section 4.01    Conduct of Seacoast's Business.

          (a)   From the date of this Agreement to the Closing Date, Seacoast and each Seacoast Subsidiary will conduct its business and engage in transactions, including extensions of credit, only in the ordinary course and consistent with past practice and policies, except as otherwise permitted or required by this Agreement or as otherwise required under the Abington Merger Agreement or consented to in writing by Sovereign. Seacoast will use its reasonable good faith efforts, and will cause the Seacoast Banks to use its reasonable good faith efforts, to (i) preserve its business organizations intact, (ii) maintain good relationships with employees, (iii) preserve for itself the goodwill of customers of Seacoast and Seacoast Subsidiaries and others with whom business relationships exist, and (iv) perform under and close the proposed transaction with Abington. From the date hereof to the Effective Time, except as (i) expressly contemplated by this Agreement, (ii) contractually required by, or with the consent of Sovereign to the extent permitted under, the terms of the Abington Merger Agreement, or (iii) as otherwise consented to or approved by Sovereign through a representative designated in writing by Sovereign, Seacoast will not, and Seacoast will not permit any Seacoast Subsidiary to:

            (i)    amend or change any provision of its articles of organization, charter, or bylaws;

            (ii)    change the number of authorized or issued shares of its capital stock or issue or grant any option, warrant, call, commitment, subscription, Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, except as contemplated by Section 4.10 of this Agreement, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that (A) Seacoast may issue shares of Seacoast Common Stock to the shareholders and directors of Abington as contemplated under the Abington Merger Agreement and upon the valid exercise of outstanding options to acquire Seacoast Common Stock under the Seacoast Stock Option Plans (and may receive payment for the exercise price for such options in the form of a net exercise or other shares of Seacoast Common Stock), or pursuant to written stock option agreements set forth in the Seacoast Disclosure Schedule, in accordance with Section 4.10 of this Agreement; (B) Seacoast may issue options to acquire Seacoast Common Stock in exchange for options to acquire the common stock of Abington as contemplated under the Abington Merger Agreement and Seacoast may issue shares of Seacoast Common Stock upon the valid exercise of the options to acquire Seacoast Common Stock issued in such exchange (and may receive payment for the exercise price for such options in the form of a net exercise or other shares of Seacoast Common Stock) to the extent permitted by Seacoast's or Abington's applicable option plan; (C) Seacoast may pay a regular quarterly cash dividend to stockholders in an amount not to exceed the dividend per share paid to Seacoast shareholders in the fiscal quarter ended December 31, 2003, plus $.01 per share (the "Quarterly Per Share Dividend Amount") in the ordinary course of business consistent with past practice; (D) dividends from wholly-owned Subsidiaries to Seacoast or another wholly-owned Subsidiary of Seacoast; (E) subject to applicable regulatory restrictions, if any, the Seacoast Banks may pay a cash dividend, in the aggregate, sufficient to fund any dividend or other obligation by Seacoast permitted hereunder; (F) Seacoast or an Affiliate thereof (which may be a Subsidiary created solely for such purpose) may issue up to $20 million in trust preferred securities or other capital instrument, if reasonably necessary in the good faith determination of Seacoast to complete the transactions contemplated by the Abington Merger Agreement but only after consultation with Sovereign and after providing Sovereign with a right of first negotiation for the purchase of such securities or capital instruments (which right of first negotiation shall not, without Seacoast's consent, exceed ten (10) Business Days); and (G) Seacoast may pay a pro rata cash dividend to Seacoast stockholders in the quarter in which the Effective Date occurs, which pro rata dividend will not exceed, on a per share basis, an amount equal to the product of (a) the Quarterly Per Share Dividend Amount and (b) a fraction, the numerator of which is the number of days from the first day of the calendar quarter in which the Effective Date occurs to the Effective Date and the denominator of which is the total number of days in such quarter.

            (iii)    grant any severance or termination pay (other than pursuant to written policies or agreements of Seacoast or Seacoast Subsidiaries in effect on the date hereof and listed on the Seacoast Disclosure Schedule, as contemplated by this Agreement, or as otherwise agreed to in writing by Sovereign and Seacoast) to, or enter into any new or amend any existing employment agreement with, or increase the compensation of, any employee, officer or director of Seacoast or any Seacoast Subsidiary, except for (i) routine periodic increases, individually and in the aggregate, in accordance with past practice, (ii) other changes that are required by applicable law, and (iii) to satisfy contractual obligations existing as of the date hereof and as set forth on the Seacoast Disclosure Schedules; provided, however, that Seacoast or any Seacoast Subsidiary may provide bonus payments for the period beginning January 1, 2003 and ended December 31, 2003 in the ordinary course of business consistent with past practices and Seacoast or any Seacoast Subsidiary may provide bonus payments for the period beginning January 1, 2004 and ending on the Effective Date in accordance with the provisions of Section 4.10(a)(viii) hereof;

            (iv)    merge or consolidate Seacoast or any Seacoast Subsidiary with any other corporation other than Seacoast or a Seacoast Subsidiary; sell or lease all or any substantial portion of the assets or business of Seacoast or any Seacoast Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization (other than by way of foreclosures or acquisitions or control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith) and other than in connection with the collection of any loan or credit arrangement between any Seacoast Subsidiary and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities except in the ordinary course of business consistent with past practice; permit the revocation or surrender by any Seacoast Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

            (v)    sell or otherwise dispose of the capital stock of the Seacoast Banks, or sell or otherwise dispose of any asset of Seacoast or of any Seacoast Subsidiary other than in the ordinary course of business consistent with past practice; subject any asset of Seacoast or of any Seacoast Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, advances from the Federal Home Loan Bank of Boston, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business and transactions in "federal funds" and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except for advances from the Federal Home Loan Bank of Boston or otherwise in the ordinary course of business consistent with past practice;

            (vi)    knowingly, take any action which would result in any of the representations and warranties of Seacoast set forth in this Agreement or the Abington Merger Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article V hereof not being satisfied, except in each case as may be required by applicable law;

            (vii)    implement or adopt any change in a method, practice or principle of accounting, except as may be required from time to time by law or GAAP (without regard to any optional early adoption date) or any Regulatory Authority responsible for regulating Seacoast or the Seacoast Banks;

            (viii)    waive, release, grant or transfer any rights of value or modify or change in any material respect any existing material agreement to which Seacoast or any Seacoast Subsidiary is a party, other than in the ordinary course of business, consistent with past practice;

            (ix)    implement any employee benefit plan within the meaning of ERISA Section 3(3) including, but not limited to, pension, retirement, profit sharing, bonus, severance, welfare benefit or similar plan or arrangement, whether qualified or unqualified, which was not in effect on the date of this Agreement, or materially amend any existing plan or arrangement except to the extent such amendments do not result in an increase in cost; provided, however, that nothing herein shall prohibit Seacoast from (i) making contributions to any employee benefit plan through the Effective Date in accordance with its terms and in the ordinary course of business, consistent with past practice or (ii) amending the provisions of the Seacoast stock option plans and related stock option agreements to permit a director of Seacoast to exercise any vested (as of the Effective Time) outstanding stock options for a period of one year from the date of such director's termination of service as a director of Seacoast;

            (x)    purchase any security for its investment portfolio not rated "AA" or higher by Standard & Poor's Corporation or "A2" or higher by Moody's Investor Services, Inc. or otherwise alter, in any material respect, the mix, maturity, credit or interest rate risk profile of its portfolio of investment securities or its portfolio of mortgage-backed securities, except in the ordinary course of business consistent with past practice;

            (xi)    make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) to any borrower or group of affiliated borrowers in excess of $5,000,000 in the aggregate, or increase, compromise, extend, renew or modify any existing loan or commitment outstanding in excess of $2,500,000, except for any commitment disclosed on the Seacoast Disclosure Schedule;

            (xii)    except as set forth on the Seacoast Disclosure Schedule or except in the ordinary course of business consistent with past practice, enter into, renew, extend or modify any other transaction with any Affiliate other than deposit and loan transactions in the ordinary course of business and which are in compliance with applicable laws and regulations;

            (xiii)    enter into any interest rate swap or similar commitment, agreement or arrangement except in the ordinary course of business consistent with past practice;

            (xiv)    except for the execution of this Agreement, or resulting therefrom, take any action that would give rise to a right of payment to any individual under any employment agreement except in the ordinary course of business consistent with past practice;

            (xv)    make any charitable contributions to any person in excess of $450,000 in the aggregate prior to the Effective Date;

            (xvi)    except as set forth in the Seacoast Disclosure Schedule, amend or modify the Abington Merger Agreement or waive or release any obligation of Abington or consent to any act or omission by Abington not otherwise required under the Abington Merger Agreement; or

            (xvii)    agree to do any of the foregoing.

        For purposes of this Section 4.01, it shall not be considered in the ordinary course of business for Seacoast or any Seacoast Subsidiary to do any of the following: (i) make any capital expenditure exceeding $500,000 individually or in the aggregate not disclosed on Seacoast Disclosure Schedule 4.01, without the prior written consent of Sovereign; (ii) make any sale, assignment, transfer, pledge, hypothecation or other disposition of any assets having a book or market value, whichever is greater, in the aggregate in excess of $1,000,000, other than sales of mortgage loans in the ordinary course of business consistent with past practice, sales of other loans in amounts not exceeding $1,000,000 in the ordinary course of business consistent with past practice, pledges of assets to secure government deposits, to exercise trust powers, sales of assets received in satisfaction of debts previously contracted in the normal course of business, issuance of loans, or transactions in the investment securities portfolio by Seacoast or a Seacoast Subsidiary or repurchase agreements made, in each case, in the ordinary course of business; or (iii) undertake or enter any lease, contract or other commitment for its account, other than in the normal course of providing credit to customers as part of its banking business, involving a payment by Seacoast or any Seacoast Subsidiary of more than $500,000 annually, or containing a material financial commitment and extending beyond 12 months from the date hereof which is not terminable by Seacoast upon sixty (60) days' notice without premium or penalty.

        Section 4.02    Access; Confidentiality.

          (a)   Subject to applicable laws relating to the exchange of information, from the date of this Agreement through the Closing Date, Seacoast or Sovereign, as the case may be, shall afford to, and shall cause each Seacoast Subsidiary or Sovereign Subsidiary to afford to, the other party and its authorized agents and representatives, reasonable access to their respective properties, assets, books and records and personnel, during normal business hours and after reasonable notice; and the officers of Seacoast and Sovereign will furnish any person making such investigation on behalf of the other party with such financial and operating data and other information with respect to the businesses, properties, assets, books and records and personnel as the person making such investigation shall from time to time reasonably request.

          (b)   Seacoast and Sovereign each agree to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of the other party.

          (c)   In addition to the access permitted by subparagraph (a) above, from the date of this Agreement through the Closing Date, Seacoast shall permit employees of Sovereign reasonable access to and participation in matters relating to problem loans, loan restructurings and loan workouts with respect to any loan in excess of $1,000,000, investments (in each case with a purchase price in the aggregate in excess of $3,000,000), derivatives, and other asset/liability activities of Seacoast and the Seacoast Subsidiaries (other than Federal Home Loan Bank advances of no more than $10,000,000), provided that nothing contained in this subparagraph shall be construed to grant Sovereign or any Sovereign employee any final decision-making authority with respect to such matters.

        (d)   In addition to the access permitted by subparagraphs (a) and (c) above, from the date of this Agreement through the Closing Date, Seacoast, to the extent permissible under the Abington Merger Agreement or related confidentiality agreement, shall use its reasonable best efforts to provide access to Sovereign to the financial and operating data and other information with respect to the property, assets, books and records, and personnel of Abington and to the extent not permissible, use commercially reasonably efforts to obtain such permission.

        (e)   Prior to the Effective Time, Seacoast and Sovereign shall hold in confidence all confidential information of the other party on the terms and subject to the conditions contained in the Confidentiality Agreement dated December 30, 2003. If the transactions contemplated by this Agreement shall not be completed, Seacoast and Sovereign will continue to comply with the terms of such confidentiality agreement.

        Section 4.03    Regulatory Matters and Consents.

        (a)   Sovereign agrees to prepare a registration statement on Form S-4 or other applicable form (the "Prospectus/Proxy Statement") to be filed by Sovereign with the SEC in connection with the issuance of Sovereign Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Seacoast constituting a part thereof and all related documents). Seacoast shall prepare and furnish such information relating to it and its directors, officers and stockholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and Seacoast, and its legal, financial and accounting advisors, shall have the right to review in advance such Prospectus/Proxy Statement prior to its filing. Seacoast agrees to cooperate with Sovereign and Sovereign's counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Prospectus/Proxy Statement. Provided that Seacoast has cooperated as described above, Sovereign agrees to file, or cause to be filed, the Prospectus/Proxy Statement with the SEC as promptly as reasonably practicable but not later than sixty (60) days, after the date of this Agreement. Each of Seacoast and Sovereign agrees to use its reasonable best efforts to cause the Prospectus/Proxy Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Sovereign also agrees to use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. After the Prospectus/Proxy Statement is declared effective under the Securities Act, Seacoast shall promptly mail at its expense the Prospectus/Proxy Statement to its stockholders.

        (b)   Each of Seacoast and Sovereign agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Prospectus/Proxy Statement shall, at the time the Prospectus/Proxy Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to stockholders and at the time of Seacoast Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the time and in light of the circumstances under which such statement is made. Each of Seacoast and Sovereign further agrees that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in the Prospectus/Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Prospectus/Proxy Statement.

        (c)   Sovereign agrees to advise Seacoast, promptly after Sovereign receives notice thereof, of the time when the Prospectus/Proxy Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Sovereign Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Sovereign is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Prospectus/Proxy Statement or for additional information or of any comments provided to Seacoast by the SEC in regard to the Prospectus/Proxy Statement or Registration Statement. Each of Sovereign and Seacoast shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Prospectus/Proxy Statement or Registration Statement prior to the filing of such with the SEC.

        (d)   Sovereign and Seacoast and their respective Subsidiaries shall cooperate and use their respective best efforts to prepare all Applications to Regulatory Authorities and make all filings for, and use their best efforts to obtain as promptly as practicable after the date hereof, all necessary permits, consents, approvals, waivers and authorizations of all Regulatory Authorities necessary or advisable to complete the transactions contemplated by this Agreement and any initial filings with Regulatory Authorities shall be made by Sovereign as soon as reasonably practicable after the execution hereof, but not later than forty-five (45) days after the date of this Agreement. Each of Sovereign and Seacoast shall cooperate and provide the other party with reasonable opportunity to review and comment on any such Applications (and any amendments or supplement thereto) prior to filing such with the applicable Regulatory Authority.

        (e)   Seacoast will furnish Sovereign with all information concerning Seacoast and Seacoast Subsidiaries as may be reasonably necessary or advisable in connection with the Registration Statement and any Application or filing made by or on behalf of Sovereign to any Regulatory Authority in connection with the transactions contemplated by this Agreement and the Bank Plan of Merger.

        (f)    Sovereign and Seacoast shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable laws related to the exchange of information, all information which appears in any filing made with or written materials submitted to any Regulatory Authority or any third party in connection with the transactions contemplated by this Agreement and the Bank Plan of Merger. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of the SEC, Regulatory Authorities and third parties necessary or advisable to consummate the transactions contemplated by this Agreement and the Bank Plan of Merger and by the Abington Merger Agreement and related Abington Bank plan of mergers and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby and thereby.

        (g)   Each party will promptly furnish the other party with copies of all written communications to, or received by it or any Subsidiary from, any Regulatory Authority in respect of the transactions contemplated hereby or by the Abington Merger Agreement, except as may be restricted by such agreement or by any related confidentiality agreement.

        (h)   Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officer and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries to any third party or Governmental Authority.

        Section 4.04    Taking of Necessary Action.    Sovereign and Seacoast shall each use commercially reasonable efforts in good faith, and each of them shall cause its Subsidiaries to use their commercially reasonable efforts in good faith, to take or cause to be taken all action necessary or desirable on its part using commercially reasonable efforts so as to permit completion of the Merger and the Bank Merger, as soon as practicable after the date hereof, including, without limitation, (A) obtaining the consent or approval of each individual, partnership, corporation, association or other business or professional entity whose consent or approval is required or desirable for consummation of the transactions contemplated hereby (including assignment of leases without any change in terms), provided that neither Seacoast nor any Seacoast Subsidiary shall agree to make any payments or modifications to agreements in connection therewith without the prior written consent of Sovereign and (B) requesting the delivery of appropriate opinions, consents and letters from its counsel and independent auditors. No party hereto shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the Merger and the Bank Merger pursuant to this Agreement and the Bank Plan of Merger; provided that nothing herein contained shall preclude Sovereign or Seacoast or from exercising its rights under this Agreement. Seacoast and the Seacoast Banks shall use commercially reasonable efforts so as to permit the completion of the Abington Merger as soon as practicable after the date hereof and prior to the Effective Time.

        Section 4.05    Certain Agreements.

        (a)   In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer or employee of Seacoast or any of its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party to a suit based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Seacoast, any of the Seacoast's Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Date, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto to the extent permitted or required by the MBCL and the articles of organization and bylaws of Seacoast. For a period of six (6) years after the Effective Date, Sovereign (the "Indemnifying Party") shall indemnify, defend and hold harmless all prior and then-existing directors and officers of Seacoast and any Seacoast Subsidiary, against (i) all losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (with the approval of Sovereign which approval shall not be unreasonably withheld) of or incurred in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, fiduciary, agent or employee (an "Indemnified Party") of Seacoast or any Seacoast Subsidiary, or is or was serving at the request of Seacoast or any of its Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, whether pertaining to any matter existing or occurring at or prior to the Effective Date and whether asserted or claimed prior to, or at or after, the Effective Date ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the negotiation, execution and performance of this Agreement or the transactions contemplated hereby, to, in the case both (i) and (ii), the fullest extent as such officer, director, fiduciary, agent or employee would be entitled to be indemnified by Seacoast or any Seacoast Subsidiary as of the date hereof under law and under its articles of organization or bylaws or in any contract of indemnification in existence on the date hereof, including the right to advancement of expenses. Nothing set forth in this Section 4.05(a) shall be construed to eliminate, rescind, or cancel any rights which Seacoast directors have to exculpation or otherwise under Seacoast's articles of organization or applicable law.

        (b)   Any Indemnified Party wishing to claim indemnification under this Section 4.05(b), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

        (c)   Prior to the Effective Time, Seacoast, in consultation with Sovereign, shall purchase an extended reporting period endorsement under Seacoast's existing directors' and officers' liability insurance policy (or a policy providing comparable coverage amounts and terms) covering persons who are currently covered by such insurance for a period of six years after the Effective Date; provided, however, that in no event shall Seacoast be permitted to expend, in order to provide insurance coverage pursuant to this Section 4.05(c), more than $500,000 (the "Maximum Amount"). If the amount necessary to procure such insurance coverage exceeds the Maximum Amount, Seacoast and Sovereign shall use reasonable efforts to secure and maintain the most advantageous policies of directors' and officers' insurance obtainable for a total cost equal to the Maximum Amount. Sovereign shall maintain such policies in full force and effect and continue to honor all obligations thereunder.

        (d)   If Sovereign or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Sovereign shall assume the obligations set forth in this Section 4.05.

        (e)   Sovereign agrees to honor and Sovereign agrees to cause Sovereign Bank to honor all terms and conditions of all existing employment contracts (including any tax indemnification provisions thereof), "tin parachutes," supplemental executive retirement plans (i.e. "SERPs"), special termination agreements, supplemental retirement plans or agreements, deferred compensation plans and agreements, severance and incentive plans disclosed in the Seacoast Disclosure Schedule, including the Merger Severance Benefits Program, but only to the extent such Program is not inconsistent with the terms of Section 4.10 hereof. Seacoast shall cooperate with Sovereign and use its reasonable best efforts to secure the agreement of its employees to take such action as shall be necessary and appropriate to decrease (or potentially eliminate) the amount of compensation expense which might otherwise be nondeductible by Sovereign pursuant to the provisions of IRC Section 4999 with respect to such payments to such employees. Under no circumstances shall Seacoast or any Seacoast Subsidiary, or any such Seacoast employee or any Seacoast Subsidiary employee, be required, as a condition of continued employment or otherwise, to agree to modify the terms of any such employee's existing agreements with Seacoast or any Seacoast Subsidiary. Sovereign acknowledges that the closing of the transaction contemplated by this Agreement will constitute a "change in control" under such plans, policies and agreements and that in addition to payments due other employees of Seacoast or a Seacoast Subsidiary, all change-in-control amounts listed on the Benefits Schedule to the five senior executive officers of Seacoast and the chief executive officer of Abington will be paid out at the Effective Time.

        (f)    Effective with the Effective Date, Sovereign shall cause Sovereign Bank to assume Seacoast Bank's $55 million principal amount of 8.50% Fixed Rate Junior Subordinated Debentures due June 30, 2032, if required by the terms thereof together with all of Seacoast's obligations under related trust indentures, and shall take all action necessary or appropriate in accordance therewith, including, if required by the trustee, execution of a supplemental indenture and other appropriate documents or certificates.

        (g)   Sovereign agrees that for five (5) calendar years beginning January 1, 2005, Sovereign shall make or cause to be made charitable contributions, up to a maximum of $450,000 per year, to charitable organizations operating in the communities Seacoast serves as of the date of this Agreement; provided, however, Sovereign shall not be required to make aggregate charitable contributions under this Section 4.05(g) in excess of $2,250,000. Sovereign shall consult with the Seacoast Advisory Board with respect to the organizations eligible to receive charitable contributions and the amounts thereof under this Section 4.05(g). Seacoast shall make the charitable contribution required by this subsection for 2004 prior to the Effective Date.

        (h)   Sovereign agrees that (i) for one (1) year after the Effective Date, Sovereign shall maintain the present corporate headquarters of Seacoast as a regional headquarters for Sovereign or Sovereign Bank and (ii) Nantucket Bank shall initially be operated as a separate division of Sovereign Bank, with a name and in a manner reasonably designed to preserve its identity and goodwill in its local marketplace.

        (i)    In the event that Sovereign or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case the successors and assigns of such entity shall assume the obligations set forth in this Section 4.05.

        Section 4.06    No Other Bids and Related Matters.

        (a)   Except as provided in Sections 4.06(b) and 4.06(c), Seacoast shall not and Seacoast shall not authorize or permit any of its directors, officers, employees, agents or representatives (including investment bankers or lawyers), to directly or indirectly (i) solicit, initiate or knowingly encourage any inquiries relating to, or the making of any proposal which relates to, an Acquisition Transaction, (ii) respond to any inquiry relating to an Acquisition Transaction, (iii) recommend or endorse an Acquisition Transaction, (iv) participate in any discussions or negotiations regarding an Acquisition Transaction, (v) provide any third party (other than Sovereign or an Affiliate of Sovereign) with any nonpublic information in connection with any inquiry or proposal relating to an Acquisition Transaction, (vi) enter into a letter of intent, agreement in principal, or other agreement with any other party with respect to an Acquisition Transaction, or (vii) fail to recommend or otherwise support the Merger to Seacoast stockholders.

        (b)   Notwithstanding anything in Section 4.06 to the contrary, Seacoast or its Board of Directors shall be permitted to (i) to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to a proposed Acquisition Transaction or (ii) respond to or engage in any discussions or negotiations with, or provide any confidential information or data to, any person in response to an unsolicited bona fide written proposal for an Acquisition Transaction by any such person first made after the date of this Agreement, if and only to the extent that, in any such case referred to in clause (ii) above:

          (A)  Seacoast's stockholders meeting to vote on the adoption of this Agreement shall not have occurred,

          (B)  Seacoast shall have complied in all material respects with each other provision of this Section 4.06,

          (C)  Seacoast's Board of Directors, after consultation with Seacoast's outside legal counsel, determines, in good faith, that failure to take such action would be inconsistent with its fiduciary duties under applicable law, and

          (D)  (aa) Seacoast has received an unsolicited bona fide written proposal for an Acquisition Transaction from a third party, and its Board of Directors concludes, in good faith, after consultation with Seacoast's outside legal counsel and financial advisors, that the proposal contemplated by this Section 4.06(b)(ii) would reasonably be expected to lead to a Superior Proposal, and (bb) prior to providing any information or data to any person in connection with a proposal for an Acquisition Transaction by any such person, Seacoast's Board of Directors receives from such person an executed confidentiality agreement having provisions that are no less favorable to the party providing such information than those set forth in the Confidentiality Agreement signed by Sovereign.

        (c)   Seacoast shall notify Sovereign as promptly as practicable (and in any event within 24 hours), of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, it or any of its representatives indicating, with particularity in connection with such notice, the identity of such person and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related available documentation or correspondence). Seacoast shall promptly keep Sovereign informed of the status and terms of any such proposals or offers and the status and terms of any such discussions or negotiations.

        (d)   Notwithstanding anything in this Section 4.06 to the contrary, Seacoast or its Board of Directors shall be permitted to withdraw or effect a change in recommendation to Seacoast's stockholders or recommend a proposal for an Acquisition Transaction, if and only to the extent that, in any such case:

          (A)  The conditions in Section 4.06(b) have been satisfied, and

          (B)  (aa) Seacoast has received an unsolicited bona fide written proposal for an Acquisition Transaction from a third party and its Board of Directors concludes, in good faith, in consultation with its investment banker and counsel, that such proposal is a Superior Proposal, (bb) Seacoast has notified Sovereign, at least seven (7) business days in advance, of the date upon which it intends to withdraw or effect a change in its recommendation to Seacoast's stockholders or recommend such proposal to Seacoast's stockholders specifying the material terms and conditions of such Superior Proposal and furnishing to Sovereign a copy of any relevant proposed transaction term sheets, letter of intent or agreements with the party making such Superior Proposal and any other material documents received by it or its representatives, (cc) Seacoast prior to effecting such a withdrawal or change in recommendation or recommendation of such proposal, has caused its financial and legal advisors to negotiate with Sovereign in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, and (dd) Seacoast's Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations, and has concluded in good faith, based upon consultation with its financial advisors and with Seacoast's outside legal counsel, that such proposal for an Acquisition Transaction remains a Superior Proposal even after giving effect to the adjustments proposed by Sovereign.

        (e)   Seacoast agrees that it (i) will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any possible Acquisition Transaction and (ii) will immediately cease and cause its Subsidiaries, and its and their officers, directors, agents, representatives and advisors, to cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any possible

Acquisition Transaction. Seacoast agrees that it will use reasonable best efforts to promptly inform its respective directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 4.06.

        (f)    Any disclosure (other than a "stop, look and listen" or similar communication of the type contemplated by Rule 14-9(f) under the Exchange Act) made pursuant to clause (i) of Section 4.06(b) shall be deemed to constitute a change in recommendation unless the Board of Directors of Seacoast expressly reaffirms its recommendation of the Merger.

        Section 4.07    Duty to Advise; Duty to Update Disclosure Schedule.    Each party shall promptly advise the other party of any change or event having a Material Adverse Effect on it or which it believes would, or would be reasonably likely to, cause or constitute a material breach of any of its representations, warranties or covenants set forth herein. Seacoast shall promptly advise Sovereign of any change or event having a Material Effect on Abington or which it believes would, or would likely to, cause or constitute a material breach of any of the representations, warranties or covenants set forth in the Abington Merger Agreement. Each party shall update its respective Disclosure Schedule as promptly as practicable after the occurrence of an event or fact which, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in such Disclosure Schedule. The delivery of such updated Schedule shall not relieve a party from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the condition set forth in Sections 5.01(c) and 5.02(c) hereof, as applicable.

        Section 4.08    Current Information.    Subject to any confidentiality provisions contained in the Abington Merger Agreement,

        (a)   During the period from the date of this Agreement to the Effective Date, each party shall, upon the request of the other party, cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of the other party regarding the financial condition, operations and business and matters of the parties hereto and Abington and the completion of the transactions contemplated hereby and by the Abington Merger Agreement. Within fifteen (15) days after the end of each month, Seacoast will deliver to Sovereign a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month for Seacoast, and the comparable financial statements of Abington to the extent provided or available to Seacoast under the Abington Merger Agreement or otherwise by using commercially reasonable efforts.

        (b)   Seacoast shall provide to Sovereign a copy of the minutes of any meeting of the Board of Directors of Seacoast or any Seacoast Subsidiary, or any committee thereof, or any senior management committee, promptly after such minutes are approved at a subsequent meeting of the board or committee, but in any event within thirty-five (35) days of the meeting of such board or committee to which such minutes relate, except that with respect to any meeting held within thirty (30) days of the Closing Date, such minutes shall be provided prior to the Closing Date. Notwithstanding the preceding sentence, if Seacoast shall determine in good faith after a consultation with outside counsel that the provision of any minutes referred to in the preceding sentence would compromise Seacoast's attorney/client privilege, attorney work product privilege or a similar privilege or that there is an actual or potential conflict of interest as between Sovereign and Seacoast with regard to a matter contained in such minutes or that applicable law prohibits the disclosure of such minutes (or any portion thereof) to Sovereign, then Seacoast shall provide Sovereign with a copy of such minutes with any such matters redacted.

        Section 4.09    Undertakings by Sovereign and Seacoast.

  (a)
  From and after the date of this Agreement, Seacoast shall:

            (i)  Voting by Directors. Use its reasonable efforts to cause all members of Seacoast's Board of Directors to recommend to stockholders of Seacoast and otherwise support the Merger; provided that nothing in this Agreement shall prevent the Board of Seacoast from exercising its rights under Section 4.06 of this Agreement.

           (ii)  Approval of Bank Plan of Merger. Take all action necessary and appropriate to approve the Bank Plan of Merger as sole stockholder of the Seacoast Banks and obtain the approval of, and cause the execution and delivery of, the Bank Plan of Merger by the Seacoast Banks in accordance with applicable laws and regulations and as soon as practicable after consummation of the Merger;

          (iii)  Proxy Solicitor. If Sovereign requests and agrees to bear the expense thereof, retain a proxy solicitor mutually satisfactory to each of Sovereign and Seacoast in connection with the solicitation of Seacoast stockholder approval of this Agreement;

          (iv)  Outside Service Bureau Contracts. If requested to do so by Sovereign, use its reasonable commercial efforts to obtain an extension of any contract with an outside service bureau or other vendor of services to any Seacoast or Seacoast Subsidiary (and to the extent permitted under the Abington Merger Agreement or otherwise upon the expenditure of reasonable commercial efforts, Abington) on terms and conditions mutually acceptable to Seacoast and Sovereign;

           (v)  Committee Meetings. Permit a representative of Sovereign, who is reasonably acceptable to Seacoast, to attend all committee meetings of the management of Seacoast and the Seacoast Banks, including, without limitation, any loan or asset/liability committee, to the extent not inconsistent with applicable law;

          (vi)  List of Nonperforming Assets. Subject to any confidentiality provisions contained in the Abington Merger Agreement, provide Sovereign, within ten (10) days after the quarterly meeting of its Asset Review Committee, a written list of nonperforming assets as of the end of such quarter for Seacoast and Abington;

         (vii)  Reserves, Merger-Related Costs and Other Matters. Prior to the Effective Time, to the extent consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation, real estate valuation, asset liability management and investment portfolio policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with Sovereign; provided, however, that no such modifications or changes need to be made prior to the satisfaction of the conditions set forth in Sections 5.01(d) and 5.01(k); and further provided that in any event, no accrual or reserve made by Seacoast or any of its Subsidiaries pursuant to this Section shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement or previously furnished financial statements or information and shall not be construed as concurrence of Seacoast or its management with any such adjustments. In the event that Seacoast or any of its Subsidiaries takes, at the request of Sovereign, any action pursuant to this Section 4.09(a)(vii), Sovereign shall reimburse Seacoast and its Subsidiaries for any fees, expenses and charges, and the costs of reversing any action taken if the Merger is not consummated other than as a result of termination of the Agreement (i) under Section 6.01(b), unless the failure of the occurrence specified therein shall be due to Sovereign's failure to observe, in any material respect, agreements set forth in the Agreement required to be performed or observed by Sovereign on or before the Closing Date, (ii) by Seacoast under Section 6.01(d), (iii) by Sovereign under Section 6.01(e), or (iv) by Sovereign under Section 6.01(f) as a result of a breach by Seacoast of any material covenant or representation and warranty as provided therein;

        (viii)  Stockholders' Meeting. Seacoast shall take all action necessary to properly call and convene a special meeting of its stockholders as soon as reasonably practicable to consider and vote upon this Agreement and the transactions contemplated hereby; except as provided in Section 4.06, the Board of Directors of Seacoast shall recommend that the stockholders of Seacoast, approve this Agreement and the transactions contemplated hereby; provided, however, that Seacoast shall be permitted to adjourn or temporarily postpone such special meeting of stockholders for such reasonable period of time as is necessary for it to complete the process set forth in Section 4.06(d);

          (ix)  Personnel Information. Deliver to Sovereign, if not done so heretofore, schedule(s) of all employees, including Abington employees (to the extent available and subject to any confidentiality provisions contained in the Abington Merger Agreement), including pertinent information concerning each such employee (other than medical-related records without the consent of the affected employee) as reasonably requested by Sovereign and sorted as reasonably requested by Sovereign; such schedule(s) shall be updated as necessary to reflect in a timely manner any deletions or additions; make available for inspection and copying by Sovereign all personnel records;

           (x)  Personnel Additions and Terminations. Hire or terminate any person with a title of vice president or higher other than jointly with Sovereign to extent not restricted by law;

          (xi)  Employment Policies. Deliver to Sovereign all personnel policy manuals, memoranda and postings, and all employee handbooks or other communications with employees regarding personnel policies and practices; furnish additional information as reasonably requested by Sovereign with respect to such policies and practices and any others not covered by any such written materials; and

         (xii)  WARN Notices. Assist Sovereign as reasonably requested by it in connection with Sovereign providing notices to affected employees under the Workers Adjustment and Retraining Notification Act or complying with any other Labor and Employment Law.

        (b)   From and after the date of this Agreement, Sovereign and Seacoast shall each:

            (i)  Identification of Seacoast's Affiliates. Cooperate with the other and use its best efforts to identify those persons who may be deemed to be affiliates of Seacoast within the meaning of Rule 145 promulgated by the SEC under the Securities Act;

           (ii)  Public Announcements. Cooperate and use reasonable efforts to cause its respective officers, directors, employees and agents to cooperate in good faith, consistent with their respective legal obligations, in the preparation and distribution of, and agree upon the form and substance of, any press releases related to this Agreement and the transactions contemplated hereby, and any other public disclosures related thereto, including, without limitation, communications to stockholders; provided, however, that a party may, without the prior consent of the other party (but after consultation, to the extent practicable in the circumstances), issue a press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of Nasdaq or the NYSE. Sovereign and Seacoast shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party;

          (iii)  Maintenance of Insurance. Maintain, and cause their respective Subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business;

          (iv)  Maintenance of Books and Records. Maintain, and cause their respective Subsidiaries to maintain, books of account and records in accordance with GAAP applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered; and

           (v)  Delivery of Securities Documents. Deliver to the other, copies of all Securities Documents promptly after the filing thereof (except to the extent such Securities Documents are promptly available on the SEC's EDGAR database).

        Section 4.10    Employee Benefits and Retention Bonuses.

        (a)   Employee Benefits. On and after the Effective Date, the employee pension and welfare benefit plans of Sovereign and Seacoast (as well as any other plan of Seacoast providing for benefits not subject to ERISA) may, at Sovereign's election and subject to the requirements of the IRC and the term of the plans, continue to be maintained separately, consolidated, frozen or terminated. In connection with implementation of the foregoing, the following provisions and guidelines shall apply:

            (i)  Sovereign Employee Stock Ownership Plan ("Sovereign ESOP"). Employees of Seacoast and Seacoast Subsidiaries who become employees of Sovereign or a Sovereign Subsidiary shall become entitled to participate in the Sovereign ESOP in accordance with its terms by treating them as newly employed individuals without any prior service credit under such plan. Employees of Seacoast and Seacoast Subsidiaries shall not receive past service credit for purposes of eligibility to participate or for vesting purposes under the Sovereign ESOP.

           (ii)  Sovereign 401(k) Retirement Plan ("Sovereign 401(k) Plan"). Employees of Seacoast and Seacoast Subsidiaries who become employees of Sovereign or a Sovereign Subsidiary shall receive, for purposes of eligibility to participate or for vesting purposes under the Sovereign 401(k) Plan, credit for all service with Seacoast or a Seacoast Subsidiary credited to each such employee under Seacoast's 401(k) Plan, Nantucket's 401(k) Plan or Abington's 401(k) Plan as of the Effective Date, and shall enter the Sovereign 401(k) Plan in accordance with its terms as soon as administratively feasible following completion of six (6) months of service (within the meaning of the Sovereign 401(k) Plan) with either Seacoast, a Seacoast Subsidiary or Sovereign, a Sovereign Subsidiary or both.

          (iii)  Seacoast Savings Plans ("Seacoast 401(k) Plans"). After the Effective Date, Sovereign shall amend the Seacoast 401(k) Plans to freeze participation and contributions under such plans. After the Effective Date, Sovereign will continue to maintain the individual participant accounts under the Seacoast 401(k) Plans. Thereafter, Sovereign shall have the right, but not the obligation, to combine the Seacoast 401(k) Plans and the Sovereign 401(k) Plan on such terms as it deems appropriate and in accordance with applicable law.

          (iv)  Seacoast Employee Stock Ownership Plan ("Seacoast ESOP"). As of the Effective Date, the Seacoast ESOP shall be terminated. As soon as practicable following the execution of this Agreement, Seacoast shall file all necessary documents with the IRS for a favorable determination letter for the termination of the Seacoast ESOP as of the Effective Date. As soon as practicable after the receipt of a favorable determination letter for termination from the IRS, the account balances in the Seacoast ESOP, including any surplus in the suspense account after full payment of the ESOP loan and all Seacoast ESOP administrative expenses, shall be distributed to participants and beneficiaries in accordance with applicable law and the Seacoast ESOP. Prior to the Effective Date, contributions to, and payments on the loan of, the Seacoast ESOP shall be made consistent with past practices on the regularly scheduled payment dates; provided, however, that the Seacoast ESOP shall be amended to provide for allocation of surplus assets in the suspense account in the Seacoast ESOP in accordance with account balances of participants after payment of all Seacoast ESOP administrative expenses.

           (v)  Abington Employee Stock Ownership Plan ("Abington ESOP"). As of the Effective Date, the Abington ESOP shall be terminated. As soon as practicable following the execution of this Agreement, Abington shall file all necessary documents with the IRS for a favorable determination letter for the termination of the Abington ESOP as of the Effective Date. As soon as practicable after the receipt of a favorable determination letter for termination from the IRS, the account balances in the Abington ESOP, shall be distributed to participants and beneficiaries in accordance with applicable law and the Abington ESOP, after payment of all Abington ESOP administrative expenses. Prior to the Effective Date, contributions to the Abington ESOP shall be made consistent with past practices.

          (vi)  Seacoast Nonqualified Deferred Compensation Plans. On the date of, or prior to, the Closing Date, Seacoast will freeze participation and benefit accruals under any nonqualified deferred compensation plans set forth on the Seacoast Disclosure Schedule effective as of the Closing Date. The freezing of participation and benefit accruals under such nonqualified deferred compensation plans shall be effected in such a manner that no person receive redundant benefits or lose existing benefits. The intent of the preceding sentence is that affected employees of Seacoast and Seacoast Subsidiaries generally shall be entitled only to the benefits accrued under the Seacoast deferred compensation plans as of the Effective Date of the Merger. Any existing benefits accrued by a participant in such plan or plans shall continue to be paid in accordance with the terms of such plan or plans and any prior election by such participant with respect thereto.

         (vii)  Welfare Benefit Plans. After the Effective Date, the welfare benefit plans of Sovereign and Seacoast (and their respective subsidiaries) may, at Sovereign's election, remain unchanged until the earlier of the date the contracts underlying such welfare benefit plans expire or December 31, 2004. Sovereign shall take such action with respect to such plans (which may include the implementation of new benefits, reduction or elimination of some benefits, and the alteration of the respective cost allocation between employer and employee) as it deems appropriate under the circumstances and as may be permitted under applicable law. Employees of Seacoast and Seacoast Subsidiary who become employees of Sovereign or a Sovereign Subsidiary shall become participants in the Sovereign welfare benefit plans as soon as administratively feasible thereafter and shall be provided with benefits at least as favorable as benefits provided to similarly situated employees of Sovereign. In the event of any termination of or consolidation of a Seacoast welfare benefit plan with any Sovereign welfare benefit plan, all employees of Seacoast and Seacoast Subsidiaries who are eligible for continued coverage under the Seacoast welfare benefit plan shall have immediate coverage under any successor welfare benefit plan without the necessity of satisfying a waiting period for coverage of any pre-existing condition. Notwithstanding anything contained herein to the contrary, if Sovereign elects, pursuant to this Section 4.10(a)(vii), to terminate any of the welfare benefit plans of Seacoast or a Seacoast Subsidiary prior to December 31, 2004, any deductibles, co-payments or other out-of-pocket expenses paid by a participant under any Seacoast or Seacoast Subsidiary medical or dental welfare benefit plan with respect to the period from January 1, 2004 through the date of termination of such Seacoast or Seacoast Subsidiary welfare benefit plan shall be credited towards the satisfaction of any like deductible, co-payment or other out-of-pocket expenses under the applicable Sovereign medical or dental welfare benefit plan. Sovereign shall provide welfare benefits to a retired employee of Seacoast or a Seacoast Subsidiary in accordance with the terms of any applicable agreement between Seacoast or a Seacoast Subsidiary and such retired employee.

        (viii)  Seacoast Bonus Plans and Arrangements. Seacoast may continue to administer such bonus programs and arrangements as are disclosed pursuant to this Agreement through the Effective Date, with such equitable modifications (including proration of bonus amounts) as may be appropriate to take into account the circumstances of the Merger and the timing thereof and the restrictions imposed in this Agreement; provided, however, that aggregate payments under

  Seacoast bonus plans and arrangements for the period beginning January 1, 2004 and ending on the Effective Date shall not exceed the amount set forth in the Seacoast Disclosure Schedule.

          (ix)  Nantucket Defined Benefit Pension Plan. Nantucket Bank shall continue to take action to complete the termination of its defined benefit pension plan and the distribution of benefits thereunder to participants and beneficiaries.

           (x)  Other Seacoast Plans. From the date of this Agreement through the Effective Date of the Merger, without the prior written consent of Sovereign and except as otherwise expressly permitted by this Agreement, no further benefits, grants or awards shall be made available under any other Seacoast plans to employees or directors, including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, re-load stock options, and performance shares. Employees of Seacoast or a Seacoast Subsidiary shall receive past service credit for all purposes under Sovereign's benefit plans (other than the Sovereign ESOP), including eligibility, vesting and other appropriate benefits (but not benefits accrued under any defined benefit plan).

          (xi)  Seacoast and Sovereign Vacation Time. Each employee of Seacoast or a Seacoast Subsidiary who remains an employee of Seacoast or a Seacoast Subsidiary, or Sovereign or a Sovereign Subsidiary, as applicable, until or after the Effective Date, shall be entitled to receive a cash payment equal to such employee's accrued but unused Seacoast vacation time (determined as of the Effective Date) and accrued but unused Sovereign vacation time (from the Effective Date through the date of termination of employment) upon termination of employment with Seacoast or a Seacoast Subsidiary, or Sovereign or a Sovereign Subsidiary, as applicable. Each employee of Seacoast or a Seacoast Subsidiary who becomes an employee of Sovereign or a Sovereign Subsidiary shall receive, for purposes of Sovereign vacation policy, credit for all service with Seacoast or a Seacoast Subsidiary credited to each such employee under Seacoast's vacation policy. The cash payment will be made on Sovereign's next available payroll date following termination of employment.

         (xii)  Nothing in this subsection shall be construed as precluding Sovereign from amending or terminating any plan, program or arrangement following the Effective Date of the Merger.

        (b)   Retention Bonuses. Each employee of Seacoast jointly designated in writing by Sovereign and Seacoast shall be entitled to receive a "retention" bonus from Seacoast, the Seacoast Banks, Sovereign or Sovereign Bank, as the case may be, in an amount to be mutually agreed upon in writing by Sovereign and the Chief Executive Officer of Seacoast, which amount shall not exceed $40,000 per employee or $600,000 in the aggregate for all employees, in the event that such employee remains an employee of Seacoast or a Seacoast Subsidiary, or Sovereign or a Sovereign Subsidiary, as applicable, until the Effective Date (or in certain cases, a date, after the Effective Date, that the systems conversion occurs or thereafter as determined by Sovereign) provided that such employee satisfactorily fulfills the duties and responsibilities of the position of such employee of Seacoast or a Seacoast Subsidiary, or Sovereign or a Sovereign Subsidiary, as the case may be, through the Effective Date and thereafter, if applicable. Retention bonuses shall not be payable to any Seacoast or Seacoast Subsidiary employee who is a party to an employment or other agreement that provides severance benefits in the event of a termination of employment following a change in control of Seacoast or a Seacoast Subsidiary.

        (c)   Severance Policy. Sovereign agrees to cause Sovereign Bank to provide severance pay and benefits continuation, as set forth below, to any full-time, active employee of Seacoast whose employment is terminated hereafter in connection with the Merger up to twenty-four (24) months beyond the Effective Date, because (i) such employee's position is eliminated, or (ii) such employee is not offered or retained in comparable employment (i.e., a position with no reduction in base pay, no adverse change in commission structure or scheduled hours, and where the employee is not required to commute more than 35 miles farther than the employee's present commute, excluding any employee

(i) who has an existing employment or consulting agreement with Seacoast or any Seacoast Subsidiary,(ii) who has accepted an offer from Sovereign of noncomparable employment or (iii) whose employment is terminated for Cause (as defined below), provided such employee executes such documentation as Sovereign may reasonably require, including Sovereign's customary form of release and provided such employee does not leave employment with Seacoast or Sovereign prior to the date the systems conversion occurs. The severance Pay to be provided by Sovereign under this subsection shall be determined in accordance with Seacoast's Merger Severance Benefits Program or Abington's Merger Severance Benefits Program, as the case may be. The benefits continuation shall be continuation of health and dental benefits and life insurance benefits after termination on the same terms and conditions as though the employee had remained an active employee of Sovereign for the period of time provided under the applicable merger severance benefits program. For purposes of this Section 4.10(c), "Cause" shall mean termination because of neglect of or refusal to perform, other than as a result of sickness, accident or similar cause beyond an employee's reasonable control, any duty or responsibility as an employee of Sovereign or a Sovereign Subsidiary after written notice by Sovereign or a Sovereign Subsidiary to the employee; any material breach by the employee or any agreement to which the employee and Sovereign or a Sovereign Subsidiary are both parties; dishonesty with respect to Sovereign or a Sovereign Subsidiary or the commission of any crime (other than minor traffic violations); or any material misconduct or material neglect of duties by the employee in connection with the business or affairs of Sovereign or a Sovereign Subsidiary. The foregoing definition of Cause is in no way intended to limit or qualify the right of Sovereign or a Sovereign Subsidiary to terminate any person's employment for any reason. The benefits provided to terminated Seacoast or Seacoast Subsidiary employees under this subsection are the only severance benefits payable by Seacoast or Seacoast Subsidiary to such employees (excluding severance benefits provided under existing employment or consulting agreements or as otherwise required by law). The benefits payable to Seacoast or Seacoast Subsidiary employees under this subsection or otherwise shall in any event be in lieu of any termination benefits to which such employees would otherwise be entitled under Sovereign's or a Sovereign Subsidiary's severance policies or programs then in effect.

        (d)   Termination Benefits. Seacoast shall use its reasonable best efforts to cause to be delivered to Sovereign within fifteen (15) Business Days following execution of this Agreement with respect to each of the top five (5) executive officers named on the Benefits Schedule included in the Seacoast Disclosure Schedule, the written acknowledgment of each such individual pursuant to which each such individual agrees and acknowledges that the dollar amount set forth opposite such individual's name on such Benefits Schedule is the maximum amount that would be due to such individual under any employment agreement, special termination agreement, supplemental executive retirement plan, deferred bonus plan, deferred compensation plan, salary continuation plan, or any other non-qualified pension benefit or welfare benefit plan maintained by Seacoast solely for the benefit of officers of Seacoast or Seacoast Subsidiaries assuming a termination of such individual's employment on the Effective Date. Seacoast and Sovereign acknowledge and agree that the amounts shown on the Benefits Schedule and the letter of acknowledgment for each officer named herein reflect a good faith estimate of the maximum amounts that will be payable to such individuals under the circumstances described and may be subject to adjustment upon an actual termination of employment in order to reflect increases in such individuals' compensation and benefit plans consistent with past practices for routine periodic increases and changes in tax rates and assumptions used in making such good faith estimates.

        (e)   Intention Regarding Future Employment. Sovereign and Sovereign Bank shall use their reasonable best efforts to inform the employees of Seacoast at least sixty (60) days prior to the Effective Date of the likelihood of such employees having continued employment with Sovereign Bank following the Effective Date and, where appropriate in Sovereign Bank's judgment, it will consider for employment opportunities at Sovereign Bank such employees who would otherwise be terminated. Seacoast and Sovereign Bank shall make the decision to retain or terminate executive management of Seacoast and Seacoast Subsidiaries jointly with the Chief Executive Officer of Seacoast.

        (f)    Outplacement Services. Sovereign shall make customary outplacement services and job counseling services available to all Seacoast employees (and for the avoidance of doubt, all former Abington employees after the closing of the Abington Merger), including executive officers, whose employment is terminated in connection with the Merger.

        Section 4.11    Change of Control Agreements.    Prior to the first anniversary of the Effective Date, Sovereign shall enter into a change of control agreement with each Senior Vice President of Seacoast Bank who continues as and is then an employee of Sovereign or a Sovereign Subsidiary and who is currently a party to a change in control agreement with Seacoast. Such change of control agreement shall contain provisions that are comparable to the provisions in the current change of control agreement between each such Senior Vice President and Seacoast and/or Compass Bank and which has been disclosed in the Benefits Schedule.

        Section 4.12    Affiliate Letter.    Seacoast shall use its reasonable best efforts to cause to be delivered to Sovereign, concurrently with the execution of this Agreement or within five (5) Business Days thereafter, the Letter Agreement attached hereto as Exhibit 1, executed by each director and executive officer of Seacoast.

        Section 4.13    Sovereign Rights Agreement.    Sovereign Rights issued pursuant to the Sovereign Rights Agreement shall be issued with respect to each share of Sovereign Common Stock issued pursuant to the terms hereof regardless whether there has occurred a "Distribution Date" under the terms of such Sovereign Rights Agreement prior to the Effective Date, as well as to take all action necessary or advisable to enable the holder of each such share of Sovereign Common Stock to obtain the benefit of such Sovereign Stock Purchase Rights notwithstanding their prior distribution, including without limitation, amendment of the Sovereign Rights Agreement.

        Section 4.14    Advisory Board.    On and after the Effective Date, Sovereign Bank shall maintain the Seacoast Advisory Board (the "Seacoast Advisory Board"), which shall consist of all members of the Seacoast Advisory Board immediately prior to the Effective Date and any member of the Seacoast Board of Directors who, prior to the Effective Time, requests to serve on such advisory board. The Seacoast Advisory Board shall be maintained for a term of at least twelve (12) months from the Effective Date on the terms contained in the Sovereign Disclosure Schedule The Seacoast Advisory Board will meet no more than once each quarter during its twelve (12) month term and shall be paid as set forth in the Seacoast Disclosure Schedule. At the Effective Time, Sovereign shall make a lump sum payment to each of the seven (7) members (which includes certain retired members) of the Executive Committee of the Seacoast Board of Directors and a lump-sum payment to each of the other eight (8) members (which includes certain retired members) of the Seacoast Board of Directors in the amounts identified in the Seacoast Disclosure Schedule, conditioned upon receipt of an agreement to forego any additional rights or payments under the Seacoast Former Director Advisory Board Service Plan and their agreement to serve on the Seacoast Advisory Board. Sovereign Bank shall have no obligation to continue the services of any advisory director who, in the reasonable judgment of Sovereign Bank, acts in a manner detrimental to Sovereign Bank.

        Section 4.15    Nonsolicitation Agreements.    As soon as practicable after the date of this Agreement, Seacoast shall use reasonable best efforts to deliver to Sovereign the agreements of the Chief Executive Officer of Seacoast and such other employees of Seacoast, the Seacoast Banks or Abington Bank as Sovereign and Seacoast shall mutually agree.

        Section 4.16    NYSE Listing.    Sovereign agrees to use its reasonable best efforts to list, prior to the Effective Date, on the NYSE, the shares of Sovereign Common Stock to be issued in connection with the Merger.

        Section 4.17    Section 16 Matters.    Sovereign and Seacoast agree that, in order to most effectively compensate and retain Seacoast Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that Seacoast Insiders not be subject to risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of Seacoast Common Stock and Seacoast Options into shares of Sovereign Common Stock and options to purchase Sovereign Common Stock, respectively, in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 4.17. Assuming that Seacoast delivers to Sovereign the Section 16 Information (as defined below) in a timely fashion, Sovereign Board, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that the receipt by Seacoast Insiders of Sovereign Common Stock in exchange for shares of Seacoast Common Stock and of options to purchase Sovereign Common Stock upon conversion of Seacoast Options, in each case pursuant to the Merger and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. "Section 16 Information" shall mean information accurate in all material respects regarding the Seacoast Insiders, the number of shares of Seacoast Common Stock held by each such Seacoast Insider and expected to be exchanged for Sovereign Common Stock in the Merger and the number and description of Seacoast Options held by each such Seacoast Insider and expected to be converted into options to purchase Sovereign Common Stock in connection with the Merger; provided that the requirement for a description of any Seacoast Options shall be deemed to be satisfied if copies of all Seacoast Stock Option Plans, and forms of agreements evidencing grants thereunder, under which such Seacoast Options have been granted have been made available to Sovereign. "Seacoast Insiders" shall mean those officers and directors of Seacoast who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

ARTICLE V
CONDITIONS

        Section 5.01    Conditions to Seacoast's Obligations under this Agreement.    The obligations of Seacoast hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Seacoast pursuant to Section 7.03 hereof:

          (a)   Corporate Proceedings.    All action required to be taken by, or on the part of, Sovereign and Sovereign Bank to authorize the execution, delivery and performance of this Agreement and the Bank Plan of Merger, respectively, and the consummation of the transactions contemplated by this Agreement and the Bank Plan of Merger, shall have been duly and validly taken by Sovereign and Sovereign Bank; and Seacoast shall have received certified copies of the resolutions evidencing such authorizations;

          (b)   Covenants.    The obligations and covenants of Sovereign required by this Agreement to be performed by Sovereign at or prior to the Closing Date shall have been duly performed and complied with in all respects, except where the failure to perform or comply with any obligation or covenant would not, either individually or in the aggregate, result in a Material Adverse Effect with respect to Sovereign;

          (c)   Representations and Warranties.    The representations and warranties of Sovereign set forth in this Agreement, subject in all cases to the standard set forth in Section 3.25, shall be true and correct, as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date);

          (d)   Approvals of Regulatory Authorities.    Sovereign and Seacoast shall have received all approvals of Regulatory Authorities of the Merger required to have been obtained to consummate the transactions contemplated by this Agreement, and all notice and waiting periods required thereunder shall have expired or been terminated;

          (e)   No Injunction.    There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby;

          (f)    No Change Resulting in Material Adverse Effect.    From the date of this Agreement through the Closing Date, there shall not have occurred any change that individually or in the aggregate has a Material Adverse Effect with respect to Sovereign;

          (g)   Officer's Certificate.    Sovereign shall have delivered to Seacoast a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chairman or president, to the effect that the conditions set forth in subsections (a) through (e) of this Section 5.01 have been satisfied, to the best knowledge of the officer executing the same;

          (h)   Registration Statement.    The Registration Statement shall be effective under the Securities Act and no proceedings shall be pending by the SEC to suspend the effectiveness of the Registration Statement; and all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by this Agreement, shall have been obtained and neither the Registration Statement nor any such approval by state securities or "blue sky" authorities shall be subject to a stop order or threatened stop order by the SEC or any such authority;

          (i)    Tax Opinion.    Seacoast shall have received a letter setting forth the written opinion of Goodwin Procter LLP, in form and substance reasonably satisfactory to Seacoast, dated as of the Effective Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a reorganization described in section 368(a) of the IRC;

          (j)    Listing.    The shares of Sovereign Common Stock to be issued in the Merger shall have been approved for listing on the NYSE; and

          (k)   Approval of Seacoast's Stockholders.    This Agreement shall have been approved by the stockholders of Seacoast by such vote as is required under Seacoast's articles of organization and bylaws, the MBCL or under Nasdaq requirements applicable to it.

        Section 5.02    Conditions to Sovereign's Obligations under this Agreement.    The obligations of Sovereign hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Sovereign pursuant to Section 7.03 hereof:

          (a)   Corporate Proceedings.    All action required to be taken by, or on the part of, Seacoast and the Seacoast Banks to authorize the execution, delivery and performance of this Agreement and the Bank Plan of Merger, respectively, and the consummation of the transactions contemplated by this Agreement and the Bank Plan of Merger, shall have been duly and validly taken by Seacoast and the Seacoast Banks; and Sovereign shall have received certified copies of the resolutions evidencing such authorizations;

          (b)   Covenants.    The obligations and covenants of Seacoast, required by this Agreement to be performed by it at or prior to the Closing Date shall have been duly performed and complied with in all respects, except where the failure to perform or comply with any obligation or covenant would not, either individually or in the aggregate, result in a Material Adverse Effect with respect to Seacoast;

          (c)   Representations and Warranties.    The representations and warranties of Seacoast set forth in this Agreement, subject in all cases to the standard set forth in Section 2.29, shall be true and correct as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date);

          (d)   Approvals of Regulatory Authorities.    Sovereign and Seacoast shall have received all approvals of Regulatory Authorities for the Merger required to have been obtained to consummate the transactions contemplated by this Agreement; and all notice and waiting periods required thereunder shall have expired or been terminated;

          (e)   No Injunction.    There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby;

          (f)    No Change Resulting in Material Adverse Effect.    From the date of this Agreement through the Closing Date, there shall not have occurred any change that individually or in the aggregate has a Material Adverse Effect with respect to Seacoast;

          (g)   Officer's Certificate.    Seacoast shall have delivered to Sovereign a certificate and such other documents, dated the Closing Date and signed, without personal liability, by its chairman of the board or president, to the effect that the conditions set forth in subsections (a) through (f) of this Section 5.02 have been satisfied, to the best knowledge of the officer executing the same;

          (h)   Registration Statement.    The Registration Statement shall be effective under the Securities Act and no proceedings shall be pending by the SEC to suspend the effectiveness of the Registration Statement; and all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by this Agreement, shall have been obtained and neither the Registration Statement nor any such approval by state securities or "blue sky" authorities shall be subject to a stop order or threatened stop order by the SEC or any such authority;

          (i)    Tax Opinion.    Sovereign shall have received a letter setting forth the written opinion of Stevens & Lee, P.C., in form and substance reasonably satisfactory to Seacoast, dated as of the Effective Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a reorganization described in section 368(a) of the IRC;

          (j)    Approval of Seacoast's Stockholders.    This Agreement shall have been approved by the stockholders of Seacoast by such vote as is required under Seacoast's articles of organization and bylaws, the MBCL and Nasdaq requirements applicable to it; and

          (k)   Completion of Abington Merger.    Seacoast shall have completed the merger with Abington as contemplated in the Abington Merger Agreement, unless the Abington Merger Agreement has been terminated.

ARTICLE VI

TERMINATION, WAIVER AND AMENDMENT

        Section 6.01    Termination.    This Agreement may be terminated on or at any time prior to the Closing Date:

          (a)   By the mutual written consent of the parties hereto;

          (b)   By Sovereign or Seacoast:

            (i)    if the Closing Date shall not have occurred on or before October 31, 2004; provided, however, that Sovereign, after consulting with Seacoast, may, in its sole and absolute discretion, unilaterally extend the date beyond October 31, 2004, but not beyond December 31, 2004, in order to permit Seacoast to complete the merger with Abington; or

            (ii)   if either party has received a final unappealable administrative order from a Regulatory Authority whose approval or consent has been requested that such approval or consent will not be granted or an application therefor shall have been permanently withdrawn at the request of a Regulatory Authority;

unless in the case of both Section 6.01(b)(i) and 6.01(b)(ii) hereof the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in any material respect its agreements set forth herein required to be performed or observed by such party on or before the Closing Date.

          (c)   By Seacoast, if Seacoast's stockholders fail to approve this Agreement at the special meeting of Seacoast stockholders called for that purpose;

          (d)   By Seacoast, if the Seacoast Board so determines by the vote of a majority of its members, at any time during the five (5) Business Day period commencing with the Determination Date, if both of the following conditions are satisfied:

            (1)   the Sovereign Market Value as of the close of business on the Determination Date shall be less than $20.37; and

            (2)   (i) the quotient obtained by dividing the Sovereign Market Value as of the close of business on the Determination Date by $23.96 (such number being referred to herein as the "Sovereign Ratio") shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (2)(ii); provided, however, as follows: If Seacoast elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give written notice to Sovereign (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five Business Day period). During the five Business Day period commencing with its receipt of such notice, Sovereign shall have the option of increasing the consideration to be received by the holders of Common Stock by adjusting the Applicable Exchange Ratio to an amount which, when multiplied by the Sovereign Market Value on the Determination Date, equals $33.06. If Sovereign makes an election contemplated by the preceding sentence within such five Business Day period, it shall give prompt written notice to Sovereign of such election and the revised Applicable Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 6.01(d).

        For purposes of this Section 6.01(d), the following terms shall have the meanings indicated.

        "Determination Date" shall mean the later of (i) the date on which the last required approval of a Governmental Authority is obtained with respect to the transactions contemplated by the Agreement without regard to any requisite waiting period or (ii) the date of the Seacoast meeting of stockholders to consider this Agreement and the transactions contemplated hereby.

        "Index Group" shall mean the ten bank or thrift holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquirer's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which have been determined based upon relative market capitalization) redistributed proportionately for purposes of determining the Index Price. The ten bank or thrift holding companies and the weights attributed to them are as follows:

Bank or Thrift Holding Companies	% Weighting
M&T Bank Corporation	19.265%
Charter One Financial, Inc.	13.737
BankNorth Group, Inc.	8.793
North Fork Bancorporation, Inc.	11.303
Astoria Financial Corporation	5.268
Valley National Bancorp	4.532
Webster Financial Corporation	3.877
Hudson United Bancorp	2.750
PNC Financial Services Group, Inc.	26.439
Fulton Financial Corporation	4.036
Total	100.00%

        "Index Price" on a given date shall mean the weighted average (weighted in accordance with the factors listed above) of the closing sales prices of the companies composing the Index Group (reported as provided with respect to the Sovereign Market Value).

        "Starting Date" shall mean the day prior to announcement of this Agreement.

        If any company belonging to the Index Group or Sovereign declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or Sovereign shall be appropriately adjusted for the purposes of applying this Section 6.01(d); or

          (e)   By Sovereign at any time prior to the Closing Date if the Board of Directors of Seacoast shall have (i) breached, in any material respect the provisions of Section 4.06(a) of this Agreement, (ii) exercised its rights under Section 4.06 of this Agreement to withdraw, modify or change, in a manner adverse to Sovereign, its approval or recommendation of this Agreement and the Merger or to recommended or endorse a proposal for another Acquisition Transaction, (iii) failed to call, give notice of, convene or hold a meeting of stockholders to consider the Merger in violation of Section 4.09(a)(viii) hereof or (iv) failed to recommend the Merger.

          (f)    At any time on or prior to the Effective Date, by Seacoast in writing if Sovereign has, or by Sovereign in writing if Seacoast has, breached (i) any material covenant or undertaking contained herein or (ii) any representation or warranty contained herein, which in the case of a breach referred to in subclause (i) or (ii) above by Sovereign would, individually or in the aggregate, result in a Material Adverse Effect on Sovereign and in case of a breach referred to in subclause (i) or (ii) above by Seacoast would, individually or in the aggregate, result in a Material Adverse Effect on Seacoast, in any case if such breach has not been substantially cured by the earlier of thirty (30) days after the date on which written notice of such breach is given to the party committing such breach or the Effective Date unless on such date such breach no longer causes a Material Adverse Effect.

          (g)   At any time prior to the meeting of the Seacoast stockholders called for the purpose of approving the Merger Agreement and the Merger by Seacoast in order to concurrently enter into an acquisition agreement or similar agreement with respect to a Superior Proposal which has been reviewed and considered by Seacoast and the Seacoast Board following compliance with Section 4.06(d).

        Section 6.02    Effect of Termination.

          (a)   If this Agreement is terminated pursuant to Section 6.01 hereof, this Agreement shall forthwith become void (except for Section 4.02(e), Section 4.09(b)(ii), this Section 6.02, and Section 7.01 hereof, and all obligations of the parties intended to be performed after the termination of this Agreement, which shall remain in full force and effect), and there shall be no further liability on the part of Sovereign or Seacoast to the other, except for any liability arising out of any uncured willful breach of any covenant or other agreement contained in this Agreement.

          (b)   If this Agreement is terminated as a result of any breach of a representation, warranty, covenant or other agreement which is caused by the willful or intentional breach of a party hereto, such party shall be liable to the other for all out-of-pocket costs and expenses, including, without limitation, the reasonable fees and expenses of lawyers, accountants and investment bankers, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder ("Expenses"); provided, however, that the maximum amount Seacoast shall be liable to Sovereign for expenses pursuant to this Section 6.02(b) shall be $3,000,000, and the maximum amount Sovereign shall be liable to Seacoast for expenses pursuant to this Section 6.02(b) shall be $2,000,000. The payment of Expenses is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto at law or in equity.

          (c)   In the event this Agreement is terminated by:

            (i)    Sovereign pursuant to Section 6.01(e);

            (ii)   Seacoast pursuant to Section 6.01(c) in circumstances where the Board of Directors of Seacoast shall not have publicly recommended to the stockholders of Seacoast that such stockholders vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby or shall have withdrawn, modified or amended such recommendation in a manner adverse to Sovereign;

            (iii)  Seacoast pursuant to Section 6.01(c) in circumstances where both (y) within twelve (12) months of such termination, Seacoast shall have entered into an agreement to engage in or there has otherwise occurred an Acquisition Transaction with any person other than Sovereign or any Affiliate of Sovereign and (z) at the time of such termination or event giving rise to such termination, it shall have been publicly announced that any Person (other than Sovereign or any Affiliate of Sovereign) shall have (A) made, or disclosed an intention to make, a bona fide offer to engage in an Acquisition Transaction, or (B) filed an application (or given a notice), whether in draft or final form, under the Bank Holding Company Act or the Change in Bank Control Act of 1978, for approval to engage in an Acquisition Transaction; or

            (iv)  Seacoast pursuant to Section 6.01(g);

then Seacoast shall make a single cash payment to Sovereign in the amount of $43,638,000 upon such termination (the "Termination Fee"). Any payment required under this Section 6.02(c) shall be payable by Seacoast to Sovereign (by wire transfer of immediately available fund to an account designated by Sovereign) within two (2) Business Days after demand by Sovereign. Notwithstanding anything to the contrary set forth in this Agreement, if Seacoast pays or causes to be paid to Sovereign the Termination Fee, Seacoast will not have any further obligations or liabilities to Seacoast with respect to this Agreement or the transactions contemplated by this Agreement.

ARTICLE VII

MISCELLANEOUS

        Section 7.01    Expenses.    Except as otherwise provided in Section 6.02 and except for the cost of printing and mailing the Proxy Statement/Prospectus which shall be shared equally, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel and, in the case of Sovereign, the registration fee to be paid to the SEC in connection with the Registration Statement.

        Section 7.02    Non-Survival of Representations and Warranties.    All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants, other than those covenants that by their terms are to be performed after the Effective Date, including without limitation the covenants set forth in Sections 1.02(d), 1.02(f), 1.02(g), 4.05, 4.10(a), 4.10(b), 4.10(c), 4.10(f), 4.11 and 4.14 which will survive the Merger, shall terminate on the Closing Date.

        Section 7.03    Amendment, Extension and Waiver.    Subject to applicable law, at any time prior to the consummation of the transactions contemplated by this Agreement, the parties may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of either party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained in Articles IV and V hereof or otherwise, provided that any amendment, extension or waiver granted or executed after stockholders of Seacoast have approved this Agreement shall not modify either the amount or the form of the consideration to be provided hereby to holders of Seacoast Common Stock upon consummation of the Merger or otherwise materially adversely affect the stockholders of Seacoast without the approval of the stockholders who would be so affected. This Agreement may not be amended except by an instrument in writing authorized by the respective Boards of Directors and signed, by duly authorized officers, on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

        Section 7.04    Entire Agreement.    This Agreement, including the Schedules and Exhibits hereto, contains the entire agreement and understanding of the parties with respect to its subject matter, together with the confidentiality agreement dated December 30, 2003 between Sovereign and Seacoast. This Agreement supersedes all prior arrangements and understandings between the parties, both written or oral, with respect to its subject matter. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors; provided, however, that nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities other than pursuant to Sections 1.02(d)(iv), 1.02(f), 1.02(g), 4.05, 4.10(a), 4.10(b), 4.10(c), 4.10(f), 4.11 and 4.14.

        Section 7.05    No Assignment.    Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

        Section 7.06    Notices.    All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by prepaid registered or certified mail (return receipt requested), or sent by telecopy, addressed as follows:

          (a)   If to Sovereign, to:

      Sovereign Bancorp, Inc.
      1130 Berkshire Boulevard
      Wyomissing, PA 19610

      Attention: Mark R. McCollom
      Telecopy No.: (610) 320-8448

      with a copy to:

      Stevens & Lee
      111 North Sixth Street, P.O. Box 679
      Reading, PA 19603-0679

      Attention: Joseph M. Harenza and David W. Swartz
      Telecopy No.: (610) 376-5610

          (b)   If to Seacoast, to:

      Seacoast Financial Services Corporation
      One Compass Place
      P.O. Box 2101
      New Bedford, Massachusetts 02740-6300

      Attention: President and Chief Executive Officer
      Telecopy No.: (508) 996-3318

      with copies to:

      Goodwin Procter LLP
      53 State Street
      Boston, MA 02109

      Attention: William P. Mayer and James A. Materese
      Telecopy No.: (617) 523-1231

        Section 7.07    Captions.    The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

        Section 7.08    Counterparts.    This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

        Section 7.09    Severability.    If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

        Section 7.10    Governing Law.    This Agreement shall be governed by and construed in accordance with the domestic internal law of the Commonwealth of Pennsylvania, excluding its conflicts of law principles.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

SOVEREIGN BANCORP, INC.
By	/s/ JAY S. SIDHU Jay S. Sidhu, Chairman, President and Chief Executive Officer
By	/s/ JAMES D. HOGAN James D. Hogan, Chief Financial Officer
SEACOAST FINANCIAL SERVICES CORPORATION
By	/s/ KEVIN G. CHAMPAGNE Kevin G. Champagne, President and Chief Executive Officer
By	/s/ FRANCIS S. MASCIANICA, JR. Francis S. Mascianica, Jr. Treasurer and Chief Financial Officer

EXHIBIT 1

FORM OF AFFILIATE LETTER

January 26, 2004

Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, Pennsylvania 19103

Ladies and Gentlemen:

        Sovereign Bancorp, Inc. ("Sovereign") and Seacoast Financial Services Corporation ("Seacoast") have entered into an Agreement and Plan of Merger dated as of January 26, 2004 ("Agreement"), pursuant to which, subject to the terms and conditions set forth therein, (a) Seacoast will merge with and into Sovereign with Sovereign surviving the merger (the "Merger") and (b) each share of Seacoast common stock issued and outstanding immediately prior to the Effective Date (as defined in the Agreement) (other than shares of Seacoast common stock, if any, then owned by Sovereign or Seacoast or any Seacoast Subsidiary (as defined in the Agreement)) will be converted into the right to receive shares of Sovereign common stock (as provided in Section 1.02(e) of the Agreement), plus cash in lieu of any fractional share interest.

        Sovereign has required, as a condition to its execution and delivery to Seacoast of the Agreement, and pursuant to Section 4.12 of the Agreement, that the undersigned, being a director and/or executive officer of Seacoast, execute and deliver to Sovereign this letter agreement (the "Letter Agreement").

        The undersigned, in order to induce Sovereign to execute the Agreement, hereby irrevocably:

          (a)   Agrees to be present (in person or by proxy) at all meetings of stockholders of Seacoast called to vote for approval of the Agreement and the Merger so that all shares of common stock of Seacoast then owned by the undersigned or over which the undersigned exercises voting control (collectively, "Shares") will be counted for the purpose of determining the presence of a quorum at such meetings, and agrees to vote or cause to be voted all such Shares, to the extent that such Shares are entitled to vote on such matters, (i) in favor of approval and adoption of the Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of Seacoast) and (ii) against approval or adoption of any other merger, business combination, recapitalization, asset sale, partial liquidation or similar transaction involving Seacoast;

          (b)   Agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a stockholder of Seacoast, to approve or adopt the Agreement;

          (c)   Except as required by law, agrees that the undersigned will not, and will not permit any company, trust or other entity controlled by the undersigned to, contract to sell, sell or otherwise transfer or dispose of any of the Shares or any interest therein or any voting rights with respect thereto, other than subsequent to the stockholder meeting of Seacoast held in connection with the vote on the Agreement or pursuant to (i) any transfers solely for the undersigned's estate planning purposes or (ii) a gift, in each case where the transferee has agreed in writing to abide by the terms of this Letter Agreement in a form reasonably satisfactory to Sovereign;

          (d)   Agrees not to offer, sell, transfer or otherwise dispose of any shares of common stock of Sovereign received in the Merger, except (i) at such time as a registration statement under the Securities Act of 1933, as amended ("Securities Act") covering sales of such Sovereign common stock is effective and a prospectus is made available under the Securities Act, (ii) within the limits, and in accordance with the applicable provisions of, Rule 145(d) under the Securities Act (as such rule may be hereafter amended), or (iii) in a transaction which, in the opinion of counsel satisfactory to Sovereign or as described in a "no-action" or interpretive letter from the staff of the Securities and Exchange Commission (a "No-Action Correspondence"), is not required to be registered under the Securities Act; and acknowledges and agrees that Sovereign is under no obligation to register the sale, transfer or other disposition of Sovereign common stock by the undersigned or on behalf of the undersigned, or to take any other action necessary to make an exemption from registration available;

          (e)   Agrees that Sovereign shall not be bound by any attempted sale by the undersigned of any shares of Sovereign Common Stock, and Sovereign's transfer agent shall be given an appropriate stop transfer order and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Letter Agreement; and further agrees that the certificate representing shares of Sovereign common stock owned by the undersigned may be endorsed with a restrictive legend consistent with the terms of this Letter Agreement stating in substance as follows:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 APPLIES AND MAY ONLY BE TRANSFERRED (A) IN CONFORMITY WITH RULE 145(d), OR (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (C) IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE, THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

The undersigned understands and hereby further acknowledges that the legend set forth above will be removed from any such certificate (by delivery of a substitute certificate without such legend) and Sovereign will instruct its transfer agent to remove such legend from any such certificate, if the undersigned delivers to Sovereign (i) satisfactory written evidence that the shares of Sovereign common stock represented by any such certificate have been sold in compliance with Rule 145(d) (as such rule may be hereafter amended) (in which case, the substitute certificate will be issued in the name of the transferee), (ii) a No-Action Correspondence, or (iii) an opinion of counsel, in form and substance reasonable satisfactory to Sovereign, to the effect that public sale of shares represented by such certificate by the holder thereof is no longer subject to the restrictions imposed by Rule 145;

          (f)    Acknowledges and agrees that the provisions of subparagraph (e) hereof also apply to shares of Sovereign Common Stock received in the Merger or owned by (i) his or her spouse, (ii) any of his or her relatives or relatives of his or her spouse occupying his or her home, (iii) any trust or estate in which he or she, his or her spouse, or any such relative owns at least a 10% beneficial interest or of which any of them serves as trustee, executor or in any similar capacity, and (iv) any corporation or other organization in which the undersigned, any affiliate of the undersigned, his or her spouse, or any such relative owns at least 10% of any class of equity securities or of the equity interest; and

          (g)   Represents that the undersigned has the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors' rights and general equitable principles.

        It is understood and agreed that the provisions of subparagraphs (a) and (b) of this Letter Agreement relate solely to the capacity of the undersigned as a stockholder or other beneficial owner of shares of Seacoast common stock and is not in any way intended to affect the exercise by the undersigned of the undersigned's responsibilities as a director or officer of Seacoast. It is further understood and agreed that such subparagraphs of this Letter Agreement are not in any way intended to affect the exercise by the undersigned of any fiduciary responsibility which the undersigned may have in respect of any shares of Seacoast common stock held or controlled by the undersigned as of the date hereof.

        By accepting and acknowledging below, Sovereign agrees, for a period of two (2) years after the Effective Date (as such term is defined in the Agreement), to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, in order that the public information provisions of Rule 144(c) under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) under the Securities Act are available to the undersigned with respect to shares of Sovereign common stock acquired in the Merger.

        Execution of this Letter Agreement by the undersigned is not an admission by the undersigned that he or she is an "affiliate" for purposes of Rule 145 of the Securities Act.

        The obligations set forth herein shall terminate concurrently with any termination of the Agreement in accordance with its terms.

        This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Letter Agreement.

        This Letter Agreement shall inure to the benefit of Sovereign, and shall be binding on the undersigned and his or her executors, personal representatives, administrators, heirs, legatees, guardians and other personal representatives. This Letter Agreement shall survive the death or incapacity of the undersigned.

        The undersigned agrees that, in the event of his or her breach of this Letter Agreement, Sovereign shall be entitled to such remedies and relief against the undersigned as are available at law or in equity. The undersigned acknowledges that there is not an adequate remedy at law to compensate Sovereign for a violation of this Letter Agreement, and irrevocably waives, to the extent permitted by law, any defense that he or she might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief, or other equitable relief. The undersigned agrees to the granting of injunctive relief without the posting of any bond and further agrees that, if any bond shall be required, such bond shall be in a nominal amount.

        Please confirm, intending to be legally bound, that the foregoing correctly states the understanding between the undersigned and Sovereign by signing and returning to Sovereign a counterpart hereof.

Very truly yours,
Name:

Accepted as of this 26th day of January, 2004:

Sovereign Bancorp, Inc.

By:	Name: Title:

ANNEX B

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

        THIS AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER ("Amendment") by and between SOVEREIGN BANCORP, INC., a Pennsylvania corporation ("Sovereign"), and SEACOAST FINANCIAL SERVICES CORPORATION, a Massachusetts corporation ("Seacoast"), is made this 12th day of April, 2004.

BACKGROUND

        A. Sovereign and Seacoast have entered into an Agreement and Plan of Merger, dated as of January 26, 2004 (the "Agreement"), pursuant to which, among other things, Seacoast will merge with and into Sovereign, with Sovereign surviving such merger.

        B. The Boards of Directors of Sovereign and Seacoast each determined that it is in the best interests of their respective companies for Sovereign and Seacoast to modify and amend certain provisions of the Agreement set forth in this Amendment.

        NOW, THEREFORE, the parties hereto, each intending to be legally bound, hereby covenant and agree as follows:

        1.    Background.    The Background provisions set forth above (including, but not limited to, the defined terms set forth therein) are hereby incorporated by reference into this Amendment and made a part hereof as if set forth in their entirety in this Section 1. Capitalized terms used in this Amendment which are not otherwise defined in this Amendment, but which are defined in the Agreement, shall have the respective meanings given to such terms in the Agreement.

        2.    Amendment of Definitions.    Section 1.01 of the Agreement is hereby amended from and after the date hereof to:

          (a)    delete the definition of "Seacoast Certificate" and substitute the following:

            "Seacoast Certificate has the meaning given to that term in Section 1.02(g)(ii)."

          (b)    add the following definitions to such section in the appropriate alphabetical order:

            "Aggregate Cash Election Share Number has the meaning given that term in Section 1.02(e)(vii).

            Aggregate Stock Election Share Number has the meaning given that term in Section 1.02(e)(v).

            Cash Consideration means the amount of cash exchanged for a share of Seacoast Common Stock.

            Cash Election has the meaning given that term in Section 1.02(e)(vi).

            Cash Election Number shall have the meaning given that term in Section 1.02(e)(vi).

            Cash Election Shares has the meaning given that term in Section 1.02(e)(vii).

            Cash Proration Factor has the meaning given that term in Section 1.02(e)(vii).

            Common Stock Exchange Ratio means the number of shares of Sovereign Common Stock exchanged for a share of Seacoast Common Stock determined in accordance with Section 1.02(e)(iii).

            Election shall have the meaning given that term in Section 1.02(e)(viii).

            Election Date shall have the meaning given that term in Section 1.02(g)(ii).

            Equalization Formula means and shall be equal to the sum of (i) (A) 0.75 multiplied by (B) the product obtained when 1.623 is multiplied by the Sovereign Market Value on the Determination Date and (ii) $8.75. If presented mathematically, the Equalization Formula shall be equal to: 0.75[(1.623)(Sovereign Market Value on the Determination Date)] + $8.75.

            Exchange Fund has the meaning given that term in Section 1.02(h)(i).

            Form of Election has the meaning given that term in Section 1.02(g)(ii).

            Incremental Additional Per Share Consideration means an amount of cash, rounded to the nearest cent, equal to the product obtained when (i) 0.75 is multiplied by (ii) the result obtained when (A) the product obtained by multiplying 1.623 by the Sovereign Market Value on the Determination Date is subtracted from (B) $33.06. If presented mathematically, the Incremental Additional Per Share Consideration shall be equal to: 0.75[($33.06)—(1.623)(Sovereign Market Value on the Determination Date)].

            Merger Consideration means the Cash Consideration or the Stock Consideration, as applicable.

            Mixed Election has the meaning given that term in Section 1.02(e)(viii).

            Non-Election Shares has the meaning given that term in Section 1.02(g)(v).

            Stock Consideration means the shares of Sovereign Common Stock exchanged for a share of Seacoast Common Stock.

            Stock Election shall have the meaning given that term in Section 1.02(e)(iv).

            Stock Election Number has the meaning given that term in Section 1.02(e)(iv).

            Stock Election Shares shall have the meaning given that term in Section 1.02(e)(v).

            Stock Proration Factor shall have the meaning given that term in Section 1.02(e)(v)."

        3.    Amendment of The Merger.    Section 1.02 of the Agreement is hereby amended from and after the date hereof to read in its entirety as follows:

          Section 1.02    The Merger.

          (a)    Closing.    The closing will take place on the Closing Date at such time and place as are agreed to by the parties hereto; provided, in any case, that all conditions to closing set forth in Article V (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the closing) have been satisfied or waived at or prior to the Closing Date. On the Closing Date, Sovereign and Seacoast shall cause the Articles of Merger to be duly executed and filed with the PDS and the MSS.

          (b)    The Merger.    Subject to the terms and conditions of this Agreement, on the Effective Date: Seacoast shall merge with and into Sovereign; the separate corporate existence of Seacoast shall cease; Sovereign shall be the Surviving Corporation in the Merger (Sovereign, as the surviving corporation in the Merger, is sometimes referred to herein as the "Surviving Corporation"); and all of the property (real, personal and mixed), rights, powers, privileges, franchises, and duties and obligations of Seacoast shall be taken and deemed to be transferred to and vested in Sovereign, as the Surviving Corporation in the Merger, without further act or deed; all debts, liabilities, obligations, restrictions, disabilities and duties of each of Seacoast and Sovereign shall thereafter be the responsibility of Sovereign; all in accordance with the applicable laws of the Commonwealth of Pennsylvania and the Commonwealth of Massachusetts (including Chapter 156B, Section 80 of the MBCL).

          (c)    Sovereign's Articles of Incorporation and Bylaws.    On and after the Effective Date, the articles of incorporation and bylaws of Sovereign, as in effect immediately prior to the Effective Date, shall automatically be and remain the articles of incorporation and bylaws of Sovereign, as the Surviving Corporation in the Merger, until thereafter altered, amended or repealed.

          (d)    Board of Directors and Officers of Sovereign and Sovereign Bank.

            (i)    On the Effective Date, the Board of Directors of Sovereign, as the Surviving Corporation, shall consist of those persons holding such office immediately prior to the Effective Date.

            (ii)    On the Effective Date, the officers of Sovereign duly elected and holding office immediately prior to the Effective Date shall be the officers of Sovereign, as the Surviving Corporation in the Merger, existing on the Effective Date.

            (iii)    On the effective date of the Bank Merger, the Board of Directors of Sovereign Bank, as the surviving institution in the Bank Merger, shall consist of those persons holding such office immediately prior to such effective date.

            (iv)    At the request of Seacoast, promptly following the Effective Date (but in no event more than two (2) Business Days thereafter), Sovereign shall cause one (1) person previously designated by Seacoast and reasonably acceptable to Sovereign (it being understood that Seacoast's CEO is reasonably acceptable) to be appointed as a director of either Sovereign or as a director of Sovereign Bank as specified by Seacoast in its sole discretion.

            (v)    On the effective date of the Bank Merger, the officers of Sovereign Bank duly elected and holding office immediately prior to such effective date shall be the officers of Sovereign Bank, as the surviving institution in the Bank Merger.

          (e)    Effect on Shares.    At the Effective Time, by virtue of the Merger and without any action on the part of Sovereign, Seacoast or the holders of any of the following securities, the following shall occur:

            (i)    Cancellation of Certain Common Stock and Preferred Stock. Each share of Seacoast Common Stock which is owned by Sovereign, Seacoast or any of their Subsidiaries (other than shares that are held in trust, managed, custodial or nominee accounts and the like and which are beneficially owned by third parties) and each share of Seacoast Preferred Stock that is owned by Seacoast shall be canceled and cease to be issued and outstanding, and no consideration shall be delivered therefor.

            (ii)    Certain Sovereign Common Stock Not Affected. Each issued and outstanding share of Sovereign Common Stock shall, at and after the Effective Time, continue to be issued and outstanding as an identical share of Sovereign Common Stock.

            (iii)    Conversion of Seacoast Common Stock. Subject to the provisions of subparagraph (i) of this Section 1.02(e), each share of Seacoast Common Stock issued and outstanding immediately prior to the Effective Date (other than any Dissenting Shares) shall be, based on the election procedures set forth in this Section 1.02, converted into the right to receive:

              (A)    if the Sovereign Market Value as of the Determination Date is equal to or greater than $23.96, (x) 1.461 shares of fully paid and nonassessable shares of Sovereign Common Stock and the corresponding number of Sovereign Stock Purchase Rights, or (y) an amount of cash, rounded to the nearest cent, equal to the Sovereign Market Value as of the Determination Date multiplied by 1.461; or

              (B)    if the Sovereign Market Value as of the Determination Date is greater than $21.56 and less than $23.96, (x) that number of shares of fully paid and nonassessable shares of Sovereign Common Stock (rounded to the nearest hundredth) and the corresponding number of Sovereign Stock Purchase Rights, which shall be equal to $35.00 divided by the Sovereign Market Value as of the Determination Date, or (y) $35.00 in cash; or

              (C)    if the Sovereign Market Value as of the Determination Date is equal to or less than $21.56, (x) that number of shares of fully paid and nonassessable shares of Sovereign Common Stock (rounded to the nearest hundredth) and the corresponding number of Sovereign Stock Purchase Rights having a value determined by dividing the Equalization Formula by the Sovereign Market Value on the Determination Date, or (y) an amount of cash, rounded to the nearest cent, equal to the value determined by application of the Equalization Formula.

          The Common Stock Exchange Ratio, as determined pursuant to any of Sections 1.02(e)(iii)(A), 1.02(e)(iii)(B) or 1.02(e)(iii)(C), is hereinafter referred to as the "Applicable Exchange Ratio." The Applicable Exchange Ratio may be adjusted pursuant to Sections 1.02(f), 1.02(j) and 6.01(d) hereof. Notwithstanding anything contained herein to the contrary, the value of the consideration received for each Stock Election Share and the value of the consideration received for each Cash Election Share shall be equal.

            (iv)    Stock Election.    Subject to the immediately following sentence, each record holder of Seacoast Common Stock, determined pursuant to Section 1.02(g), shall be entitled to elect to receive shares of Sovereign Common Stock for such holder's shares of Seacoast Common Stock (a "Stock Election"). Notwithstanding the foregoing, the number of shares of Seacoast Common Stock to be converted into the right to receive Sovereign Common Stock at the Effective Time shall be equal to 75% of the total number of shares of Seacoast Common Stock issued and outstanding as of the close of business on the second trading day prior to the Effective Time (excluding for this purpose shares to be canceled pursuant to Section 1.02(e)(i)) (the "Stock Election Number").

            (v)    Stock Election Shares.    As used herein, the term "Stock Election Shares" means shares of Seacoast Common Stock for which a Stock Election has been made and the term "Aggregate Stock Election Share Number" means the aggregate number of shares of Seacoast Common Stock covered by Stock Elections. If the Aggregate Stock Election Share Number exceeds the Stock Election Number, each Stock Election Share shall be converted into the right to receive shares of Sovereign Common Stock or cash in the following manner:

              (A)    a proration factor (the "Stock Proration Factor") shall be determined by dividing the Stock Election Number by the Aggregate Stock Election Share Number;

              (B)    the number of Stock Election Shares covered by each Stock Election that shall be converted into the right to receive the Stock Consideration shall be determined by multiplying the Stock Proration Factor by the total number of shares of Seacoast Common Stock covered by such Stock Election; and

              (C)    each Stock Election Share other than Stock Election Shares converted into the right to receive Sovereign Common Stock in accordance with Section 1.02(e)(v)(B) above shall be converted into the right to receive the Cash Consideration.

            (vi)    Cash Election.    Subject to the immediately following sentence, each record holder of shares of Seacoast Common Stock, determined pursuant to Section 1.02(g), shall be entitled to elect to receive Cash Consideration for such holder's shares of Seacoast Common Stock (a "Cash Election"). Notwithstanding the foregoing, the number of shares of Seacoast Common Stock to be converted into the right to receive cash at the Effective Time shall be equal to 25% of the total number of shares of Seacoast Common Stock issued and outstanding as of the close of business on the second trading day prior to the Effective Time, minus the sum of (A) the aggregate number of Dissenting Shares and (B) the aggregate number of shares with respect to which cash is paid in lieu of fractional shares pursuant to Section 1.02(e)(x) (the "Cash Election Number").

            (vii)    Cash Election Shares.    As used herein, the term "Cash Election Shares" means the shares of Seacoast Common Stock for which a Cash Election has been made and the term "Aggregate Cash Election Share Number" means the aggregate number of shares of Seacoast Common Stock covered by Cash Elections. If the Aggregate Cash Election Share Number exceeds the Cash Election Number, each Cash Election Share shall be converted into the right to receive cash or Sovereign Common Stock in the following manner:

              (A)    a proration factor (the "Cash Proration Factor") shall be determined by dividing the Cash Election Number by the Aggregate Cash Election Share Number;

              (B)    the number of Cash Election Shares covered by each Cash Election that shall be converted into the right to receive Cash Consideration shall be determined by multiplying the Cash Proration Factor by the total number of shares of Seacoast Common Stock covered by such Cash Election; and

              (C)    each Cash Election Share other than those shares converted into the right to receive cash in accordance with Section 1.02(e)(vii)(B) shall be converted into the right to receive the Stock Consideration.

            (viii)    Mixed Election.    Subject to the immediately following sentence, each record holder of shares of Seacoast Common Stock immediately prior to the Effective Time shall be entitled to elect to receive shares of Sovereign Common Stock for part of such holder's shares of Seacoast Common Stock and cash for the remaining part of such holder's shares of Seacoast Common Stock (the "Mixed Election" and, collectively with Stock Election and Cash Election, the "Election"). With respect to each holder of Seacoast Common Stock who makes a Mixed Election, the shares of Seacoast Common Stock such holder elects to be converted into the right to receive the Stock Consideration shall be treated as Stock Election Shares for purposes of the provisions contained in Sections 1.02(e)(iv) and (v) and the shares such holder elects to be converted into the right to receive Cash Consideration shall be treated as Cash Election Shares for purposes of the provisions contained in Sections 1.02(e)(vi) and (vii).

            (ix)    Adjustments to Stock and Cash Consideration.    The total Cash Consideration shall be increased to the extent necessary to give effect to the provisions of Section 1.02(e)(xi) hereof. Notwithstanding the foregoing or anything else contained in this Section 1.02 to the contrary, the total Stock Consideration shall be increased and the total Cash Consideration shall be decreased to the extent necessary to secure the tax opinions required by Sections 5.01(i) and 5.02(i) hereof.

            (x)    Cash in Lieu of Fractional Shares.    Notwithstanding anything herein to the contrary, no fraction of a whole share of Sovereign Common Stock and no scrip or certificate therefore shall be issued in connection with the Merger. Any former Seacoast stockholder who would otherwise be entitled to receive a fraction of a share of Sovereign Common Stock shall receive, in lieu thereof, cash in an amount equal to such fraction multiplied by the Average Final Price.

            (xi)    Additional Consideration for Stock Election Shares and Cash Election Shares in Certain Cases.    In the event that Seacoast delivers to Sovereign a written notice of termination under Section 6.01(d) and thereafter Sovereign, in its sole discretion, delivers a written notice indicating that it intends to proceed with the Merger by paying additional consideration, then, notwithstanding the provisions of Section 1.02(e)(iii)(C) hereof, (A) each

    Stock Election Share shall be converted into the right to receive (x) such number of shares of Sovereign Common Stock as shall be equal to the amount determined by the application of the Equalization Formula divided by the Sovereign Market Value on the Determination Date, and (y) the Incremental Additional Per Share Consideration, and (B) each Cash Election Share shall be converted into the right to receive an amount of cash, rounded to the nearest cent, equal in value to the sum of the amount obtained by application of the Equalization Formula plus the Incremental Additional Per Share Consideration. For purposes of the preceding sentence and subject to Section 6.01(d) hereof, shares of Sovereign Common Stock shall be valued at the Sovereign Market Value as of the close of business on the Determination Date.

          (f)    Stock Options; Stock Units.

            (i)    At the Effective Time, each option to acquire Seacoast Common Stock ("Seacoast Option") which is then outstanding (which for purposes of this Section 1.02(f) shall include without limitation any and all options to acquire Abington common stock which were converted into options to acquire Seacoast Common Stock pursuant to the terms of the Abington Merger Agreement, and options issued to non-employee directors under any director stock option plan) whether or not exercisable, shall become fully vested and exercisable and cease to represent a right to acquire shares of Seacoast Common Stock and shall be converted automatically into an option to purchase shares of Sovereign Common Stock and the corresponding number of Sovereign Stock Purchase Rights, and Sovereign shall assume each Seacoast Option, in accordance with the terms of the applicable Seacoast Stock Option Plan and stock option agreement by which such option is evidenced, except that from and after the Effective Time, (i) Sovereign and its Board of Directors or a duly authorized committee thereof shall be substituted for Seacoast and Seacoast's Board of Directors or duly authorized committee thereof administering such Seacoast Stock Option Plan, (ii) each Seacoast Option assumed by Sovereign may be exercised solely for shares of Sovereign Common Stock and accompanying Sovereign Stock Purchase Rights, (iii) the number of shares of Sovereign Common Stock subject to such Seacoast Option shall be equal to the number of shares of Seacoast Common Stock subject to such Seacoast Option immediately prior to the Effective Time multiplied by the Applicable Exchange Ratio (subject to the last sentence of Section 1.02(f)(ii) hereof), provided that any fractional shares of Sovereign Common Stock resulting from such multiplication shall be rounded down to the nearest share, and (iv) the per share exercise price under each such Seacoast Option shall be adjusted by dividing the per share exercise price under each such Seacoast Option by the Applicable Exchange Ratio (subject to the last sentence of Section 1.02(f)(ii) hereof), provided that such exercise price shall be rounded up to the nearest cent. Notwithstanding clauses (iii) and (iv) of the preceding sentence, each Seacoast Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the IRC, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the IRC. Sovereign and Seacoast agree to take all necessary steps to effect the foregoing provisions of this Section 1.02(f).

            (ii)    On the Effective Date, each stock unit which is then outstanding under the Seacoast Bank Executive Savings Plan shall cease to represent a right to receive a share of Seacoast Common Stock and shall be automatically converted into a stock unit with a right to receive that number of shares of Sovereign Common Stock multiplied by the Applicable Exchange Ratio (subject to the last sentence of this Section 1.02(f)(ii) hereof), and accompanying Sovereign Stock Purchase Rights, and Sovereign shall continue to maintain the Seacoast Bank Executive Savings Plan unless and until it is terminated in accordance with its terms, subject to the right of plan participants to receive distribution of their deferred compensation accounts in accordance with their elections, except that from and after the Effective Date, (1) Sovereign Bank shall be substituted for Seacoast Bank and (2) units shall be payable in shares of Sovereign Common Stock in accordance with the terms of the Seacoast Bank Executive Savings Plan. Notwithstanding anything contained in this Agreement to the contrary, in the event the Sovereign Market Value on the Determination Date is equal to or less than $21.56, then the Applicable Exchange Ratio, solely for purposes of this Section 1.02(f), shall be equal to 1.623.

            (iii)    No later than the Effective Date, Sovereign shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any other successor or appropriate forms), with respect to the shares of Sovereign Common Stock and Sovereign Stock Purchase Rights subject to the options and stock units referenced in this Section 1.02(f), and shall use its reasonable best efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding in the case of a Form S-8 or, in the case of a Form S-3, until the shares subject to such options and stock units may be sold without a further holding period under Rule 144 under the Securities Act.

          (g)    Form of Election.

            (i)    Prior to the Effective Time, Sovereign shall appoint Mellon Stockholder Services, LLC, or some other entity selected by Sovereign subject to the approval of Seacoast (which approval shall not be unreasonably withheld or delayed), as the exchange and paying agent (the "Exchange Agent") for the payment and exchange of the Cash Consideration and the Stock Consideration.

            (ii)    Sovereign shall prepare a form of election (the "Form of Election") subject to the approval of Seacoast (which approval shall not be unreasonably withheld or delayed) to be mailed by the Exchange Agent to the record holders of Seacoast Common Stock not more than 60 Business Days or less than 20 Business Days prior to the Election Date. The Form of Election shall be used by each record holder of shares of Seacoast Common Stock who wishes to elect to receive Sovereign Common Stock or cash for any or all shares of Seacoast Common Stock held by such holder, subject to the provisions of Section 1.02(e). The Exchange Agent shall use reasonable efforts to make the Form of Election available to all persons who become holders of Seacoast Common Stock during the period between the record date (for the mailing of the Form of Election) and the Election Date. Any holder's election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time, on the Business Day specified in the Form of Election (or a later Business Day specified by Sovereign in a subsequent press release) (the "Election Date", which Election Date shall be two Business Days prior to the date on which the Effective Time will occur), a Form of Election properly completed and signed and accompanied by certificates that immediately prior to the Effective Time represented issued and outstanding shares of Seacoast Common Stock (the "Seacoast Certificates") to which such Form of Election relates, in form acceptable for transfer on the books of Seacoast (or by an appropriate guarantee of delivery of such Seacoast Certificates as set forth in such Form of Election from a firm which is an "eligible guarantor institution" (as defined in Rule 17Ad-15 under the Exchange Act) provided that such Seacoast Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery).

            (iii)    Any Form of Election may be revoked or changed by the stockholder submitting it to the Exchange Agent only by written notice received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Election Date. If a Form of Election is revoked, the Seacoast Certificate or Seacoast Certificates (or guarantees of delivery, as appropriate) for the shares of Seacoast Common Stock to which such Form of Election relates shall be promptly returned without charge by the Exchange Agent to the stockholder of Seacoast submitting the same. In addition, in the event that the Agreement is terminated for any reason, any Seacoast Certificates in the possession of Sovereign or the Exchange Agent shall be promptly returned without charge to the stockholder of Seacoast who submitted the Form of Election to which such Seacoast Certificates relate.

            (iv)    Sovereign shall have reasonable discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked and to disregard immaterial defects in Forms of Election. The good faith decision of Sovereign or the Exchange Agent in such matters shall be conclusive and binding. Neither Sovereign nor the Exchange Agent shall be under any obligation to notify any person of any defect in a Form of Election submitted to the Exchange Agent. The Exchange Agent shall also make, within seven Business Days after the Election Date, all computations contemplated by Section 1.02(e) and all such computations shall be conclusive and binding on the holder of shares of Seacoast Common Stock.

            (v)    For the purposes hereof, a holder of shares of Seacoast Common Stock who (A) does not submit a Form of Election which is subsequently received by the Exchange Agent prior to the Election Date or (B) revokes a Form of Election prior to the Election Date and does not resubmit a properly completed Form of Election prior to the Election Date (in either case, "Non-Election Shares") shall be deemed not to have made a Cash Election, Stock Election or Mixed Election. If Sovereign or the Exchange Agent shall reasonably determine that any purported Election was not properly made, the shares subject to such improperly made Election shall be treated as Non-Election Shares. Non-Election Shares shall be treated as Cash Election Shares up to the Cash Election Number and as Stock Election Shares for any Non-Election Shares in excess of the Cash Election Number.

          (h)    Surrender and Exchange of Seacoast Stock Certificates.

            (i)    Exchange Fund.    At or prior to the Effective Time, Sovereign shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Seacoast Common Stock sufficient cash and certificates representing shares of Sovereign Common Stock to make all payments and deliveries to stockholders of Seacoast pursuant to Section 1.02(e). Any cash and certificates for Sovereign Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund." The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Sovereign Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

            (ii)    Exchange Procedures for Effective Forms of Election Submitted by Election Date.    As soon as practicable after the Effective Time (and in any case no later than ten (10) days thereafter), Sovereign shall cause the Exchange Agent to mail the Merger Consideration to stockholders of Seacoast who have submitted effective Forms of Election prior to the Election Date.

            (iii)    Exchange Procedures in Absence of Effective Forms of Election Submitted Prior to Effective Date.    As soon as reasonably practicable after the Effective Time (and in any case no later than fifteen (15) days thereafter), Sovereign shall cause the Exchange Agent to mail to each record holder of Seacoast Common Stock immediately prior to the Effective Time who has not surrendered Seacoast Certificates representing all of the Shares of Seacoast Common Stock owned by such holder pursuant to Section 1.02(g)(ii) a letter of transmittal which shall specify that delivery of the Seacoast Certificates shall be effected, and risk of loss and title to the Seacoast Certificates shall pass, only upon delivery of the Seacoast Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Sovereign may reasonably specify and instructions for effecting the surrender of such Seacoast Certificates in exchange for the Cash Consideration and/or the Stock Consideration, as the case may be. Upon surrender of a Seacoast Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Seacoast Certificate shall be entitled to receive within fifteen (15) days in exchange therefore (A) a certificate representing, in the aggregate, the whole number of shares of Sovereign Common Stock that such holder has the right to receive pursuant to Section 1.02(e) and/or (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 1.02(e). No interest will be paid or will accrue on any cash payment pursuant to Section 1.02(e). Each outstanding Seacoast Certificate which prior to the Effective Time represented Seacoast Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership (including, without limitation, for purposes of voting and dividends) of the number of shares of Sovereign Common Stock and/or the right to receive the amount of Cash Consideration which such Seacoast Common Stock shall have been converted. In the event of a transfer of ownership of Seacoast Common Stock which is not registered in the transfer records of Seacoast, a certificate representing, in the aggregate, the proper number of shares of Sovereign Common Stock and/or a check in the proper amount pursuant to Section 1.02(e) may be issued with respect to such Seacoast Common Stock, as the case may be, to such a transferee if the Seacoast Certificate formerly representing such shares of Seacoast Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Persons who have submitted an effective Form of Election as provided in Section 1.02(g) and surrendered Seacoast Certificates as provided therein shall be treated as if they have properly surrendered Seacoast Certificates together with the letter of transmittal pursuant to this Section 1.02(h).

            (iv)    Distributions with Respect to Unexchanged Shares.    No dividends or other distributions declared or made with respect to shares of Sovereign Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Seacoast Certificate with respect to the shares of Sovereign Common Stock that such Seacoast Certificate holder would be entitled to receive upon surrender of such Seacoast Certificate until such holder shall surrender such Seacoast Certificate in accordance with Section 1.02(h)(iii) hereof. If certificates for shares of Seacoast Common Stock are exchanged for Sovereign Common Stock at a date following one or more record dates for the payment of dividends or of any other distribution on the shares of Sovereign Common Stock, Sovereign will pay cash in an amount equal to dividends theretofore payable on such Sovereign Common Stock and pay or deliver any other distribution to which holders of shares of Sovereign Common Stock have theretofore become entitled. Upon surrender of certificates for shares of Seacoast Common Stock in exchange for certificates for Sovereign Common Stock, Sovereign also shall pay any dividends to which such holder of Seacoast Common Stock may be entitled as a result of the declaration of a dividend on the Seacoast Common Stock by Seacoast in accordance with the terms of this Agreement with a record date prior to the Effective Date and a payment date after the Effective Date. No interest will accrue or be payable in respect of dividends or cash otherwise payable under this Section 1.02(h) upon surrender of certificates for shares of Seacoast Common Stock.

            (v)    No Further Ownership Rights.    All shares of Sovereign Common Stock issued and cash paid upon conversion of shares of Seacoast Common Stock in accordance with the terms of this Agreement shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Seacoast Common Stock.

            (vi)    Termination of Exchange Fund.    Any portion of the Exchange Fund which remains undistributed to the holders of Seacoast Certificates for twelve (12) months after the Effective Date shall be delivered to Sovereign or otherwise on the instructions of Sovereign and any holders of the Seacoast Certificates who have not previously complied with this Section 1.02(h) shall thereafter look only to Sovereign for the Merger Consideration with respect to the shares of Seacoast Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.02(e), any cash in lieu of fractional shares of Sovereign Common Stock to which such holders are entitled pursuant to Section 1.02(e)(x) and any dividends or distributions with respect to shares of Sovereign Common Stock to which such holders are entitled pursuant to Section 1.02(h)(iv).

            (vii)    No Liability.    None of Sovereign, Seacoast, any of their respective Affiliates or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered in good faith to a public official or agency pursuant to any applicable abandoned property, escheat or similar law.

            (viii)    Investment of the Exchange Fund.    The Exchange Agent shall invest any cash included in the Exchange Fund as reasonably directed by Sovereign; provided that, such investments shall be in obligations of or guaranteed by the United States of America and backed by a full faith and credit of the United States of America or in commercial paper obligations rated P-1 and A-1 or better by Moody's Investors Service, Inc. and Standard & Poor's Corporation, respectively. Any interest and other income resulting from such investments shall be payable to Sovereign.

            (ix)    Lost Certificates.    If any Seacoast Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Seacoast Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Sovereign the posting by such Person of a bond in such reasonable amount as Sovereign may direct as indemnity against any claim that may be made against it with respect to such Seacoast Certificate, the Exchange Agent will deliver or cause to be delivered in exchange for such lost, stolen, or destroyed Seacoast Certificate, the applicable Merger Consideration with respect to the shares of Seacoast Common Stock formerly represented thereby, any cash in lieu of fractional shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(e)(x), and any dividends or other distributions on shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(h)(iv).

            (x)    Withholding Rights.    Sovereign shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Seacoast Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the IRC and the rules and regulations promulgated thereunder, or any provisions of state, local or foreign tax law. To the extent that amounts are so withheld by Sovereign, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Seacoast Common Stock in respect of which such deduction and withholding was made by Sovereign.

            (xi)    Stock Transfer Books.    At the close of business on the Effective Date, the stock transfer books of Seacoast with respect to Seacoast Common Stock issued and outstanding prior to the Effective Time shall be closed and, thereafter, there shall be no further registration of transfers on the records of Seacoast of shares of Seacoast Common Stock issued and outstanding prior to the Effective Time. From and after the Effective Time, the holders of Seacoast Certificates shall cease to have any rights with respect to such shares of Seacoast Common Stock formerly represented thereby, except as otherwise provided herein or by law. On or after the Effective Time, any Seacoast Certificates presented to the Exchange Agent or Sovereign for any reason shall be exchanged for the applicable Merger Consideration with respect to the shares of Sovereign or Seacoast Common Stock, as the case may be, formerly represented thereby, any cash in lieu of fractional shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(e)(x), and any dividends or other distributions on shares of Sovereign Common Stock to which the holders thereof are entitled pursuant to Section 1.02(h)(iii).

          (i)    Dissenting Shares.    Each outstanding share of Seacoast Common Stock the holder of which has perfected his right to dissent under the MBCL (to the extent such rights are available under the MBCL) and has not effectively withdrawn or lost such right as of the Effective Time (the "Dissenting Shares"), shall not be converted into or represent a right to receive shares of Sovereign Common Stock and/or cash hereunder. Rather, the holder thereof shall be entitled only to payment of the appraised value of such Dissenting Shares in accordance with the provisions of Sections 86 through 98, inclusive, of the MBCL (or any successor provisions). Seacoast shall give Sovereign (i) prompt notice of any demands filed pursuant to Sections 86 through 98, inclusive, of the MBCL (or any successor provisions) received by Seacoast, withdrawals of such demands, and any other instruments served in connection with such demands pursuant to the MBCL and received by the Seacoast, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the MBCL consistent with the obligations of Seacoast thereunder. Seacoast shall not, except with the prior written consent of Sovereign, (x) make any payment with respect to, or to any person making, any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand in accordance with the MBCL. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent (which shares are referred to as "Unperfected Dissenting Shares") at any time, the Unperfected Dissenting Shares held by such holder shall be treated as Non-Election Shares and be converted on a share by share basis into either the right to receive the Sovereign Common Stock and/or cash in accordance with the applicable provisions of this Agreement, as Sovereign or the Exchange Agent shall determine, without any interest thereon. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

          (j)    Anti-Dilution Provisions.    If Sovereign shall, at any time before the Effective Date, (A) issue a dividend with respect to its common stock in shares of Sovereign capital stock (or any security convertible into or exchangeable for Sovereign capital stock), (B) combine the outstanding shares of Sovereign Common Stock into a smaller number of shares, (C) subdivide the outstanding shares of Sovereign Common Stock, or (D) reclassify or recapitalize or otherwise adjust the shares of Sovereign Common Stock, then, in any such event, the number of shares of Sovereign Common Stock to be delivered to Seacoast stockholders who are entitled to receive shares of Sovereign Common Stock in exchange for shares of Seacoast Common Stock shall be adjusted so that each Seacoast stockholder shall be entitled to receive such number of shares of Sovereign Common Stock as such stockholder would have been entitled to receive if the Effective Date had occurred immediately prior to the happening of such event. (By way of illustration, if Sovereign declares a stock dividend of 7% payable with respect to a record date on or prior to the Effective Date, the Applicable Exchange Ratio shall be adjusted upward by 7%). In addition, in the event that, prior to the Effective Date, Sovereign enters into an agreement pursuant to which shares of Sovereign Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each Seacoast stockholder entitled to receive shares of Sovereign Common Stock in the Merger shall be entitled to receive such number of shares or other securities or amount of obligations of such other corporation as such stockholder would be entitled to receive if the Effective Date had occurred immediately prior to the happening of such event."

        4.    Amendment Regarding Brokers, Finders and Financial Advisors; Fairness Opinion.    Section 2.13 of the Agreement is hereby amended from and after the date hereof by deleting the last sentence and substituting therefor the following:

    "Ryan, Beck has provided Seacoast with its oral opinion to the effect that, as of the date of approval of the Amendment by the Board of Directors of Seacoast, the amended terms of the Merger Consideration as described in the Amendment is fair to stockholders of Seacoast in the Merger from a financial point of view."

        5.    Amendment Regarding Termination.    Section 6.01(d)(2) of the Agreement is hereby amended from and after the date hereof to read in its entirety as follows:

          "(2) (i) the quotient obtained by dividing the Sovereign Market Value as of the close of business on the Determination Date by $23.96 (such number being referred to herein as the "Sovereign Ratio") shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (2)(ii); provided, however, as follows: If Seacoast elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give written notice to Sovereign (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five Business Day period). During the five Business Day period commencing with its receipt of such notice, Sovereign shall have the option of paying additional consideration so that, consistent with Section 1.02(e)(xi) hereof, (A) each Stock Election Share shall be converted into the right to receive (x) such number of shares of Sovereign Common Stock as shall be equal to the amount determined by the application of the Equalization Formula dividedby the Sovereign Market Value on the Determination Date, and (y) the Incremental Additional Per Share Consideration, and (B) each Cash Election Share shall be converted into the right to receive an amount of cash, rounded to the nearest cent, equal in value to the sum of the amount obtained by application of the Equalization Formula plus the Incremental Additional Per Share Consideration. If Sovereign makes an election contemplated by the preceding sentence within such five Business Day period, it shall give prompt written notice to Seacoast of such election to pay additional consideration, whereupon no termination shall have occurred pursuant to this Section 6.01(d).

        For purposes of this Section 6.01(d), the following terms shall have the meanings indicated.

        "Determination Date" shall mean the later of (i) the date on which the last required approval of a Governmental Authority is obtained with respect to the transactions contemplated by the Agreement without regard to any requisite waiting period or (ii) the date of the Seacoast meeting of stockholders to consider this Agreement and the transactions contemplated hereby.

        "Index Group" shall mean the ten bank or thrift holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquirer's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which have been determined based upon relative market capitalization) redistributed proportionately for purposes of determining the Index Price. The ten bank or thrift holding companies and the weights attributed to them are as follows:

Bank or Thrift Holding Companies	% Weighting
M&T Bank Corporation	19.265%
Charter One Financial, Inc.	13.737
BankNorth Group, Inc.	8.793
North Fork Bancorporation, Inc.	11.303
Astoria Financial Corporation	5.268
Valley National Bancorp	4.532
Webster Financial Corporation	3.877
Hudson United Bancorp	2.750
PNC Financial Services Group, Inc.	26.439
Fulton Financial Corporation	4.036
Total	100.00%

        "Index Price" on a given date shall mean the weighted average (weighted in accordance with the factors listed above) of the closing sales prices of the companies composing the Index Group (reported as provided with respect to the Sovereign Market Value).

    "Starting Date" shall mean the day prior to announcement of this Agreement.

    If any company belonging to the Index Group or Sovereign declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or Sovereign shall be appropriately adjusted for the purposes of applying this Section 6.01(d);"

        6.    Amendment Regarding Non-Survival of Representations and Warranties.    Section 7.02 of the Agreement is hereby amended from and after the date hereof by deleting the reference to "1.02(g)" and replacing it with "1.02(h)."

        7.    Amendments Regarding Entire Agreement.    Section 7.04 of the Agreement is hereby amended from and after the date hereof by deleting the reference to "1.02(g)" and replacing it with "1.02(h)."

        8.    Representations and Warranties of Seacoast.    Seacoast hereby represents and warrants to Sovereign that on the date hereof:

          (a)    Organization.    Seacoast is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

          (b)    Authority; No Conflict.    Seacoast has the requisite corporate power and authority to execute and deliver this Amendment. The execution and delivery of this Amendment by Seacoast and the completion by Seacoast of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Seacoast and, except for approval by the stockholders of Seacoast as required under the MBCL, Seacoast's articles of organization and bylaws and Nasdaq requirements applicable to it, no other corporate proceedings on the part of Seacoast are necessary to complete the transactions contemplated hereby. This Amendment has been duly and validly executed and delivered by Seacoast and, subject to (i) approval of the stockholders of Seacoast as required under the MBCL, Seacoast's articles of organization and bylaws and Nasdaq requirements applicable to it and (ii) receipt of the required approvals from

  Regulatory Authorities described in Section 3.04 of the Agreement and compliance with such required approvals, constitutes the valid and binding obligation of Seacoast, enforceable against Seacoast in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights, general equity principles or by applicable conservatorship or receivership provisions of the FDIA).

        9.    Representations and Warranties of Sovereign.    Sovereign hereby represents and warrants to Seacoast that on the date hereof:

          (a)    Organization.    Sovereign is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.

          (b)    Authority; No Conflict.    Sovereign has the requisite corporate power and authority to execute and deliver this Amendment. The execution and delivery of this Amendment by Sovereign and the completion by Sovereign of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Sovereign and no other corporate proceedings on the part of Sovereign are necessary to complete the transactions contemplated hereby. This Amendment has been duly and validly executed and delivered by Sovereign and, subject to the receipt of the required approvals from Regulatory Authorities described in Section 3.04 of the Agreement, constitutes the valid and binding obligation of Sovereign, enforceable against Sovereign in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights, general equity principles or by applicable conservatorship or receivership provisions of the FDIA).

        10.    References.    Each reference in the Agreement to "this Agreement," "hereof," "hereunder," or words of like import referring to the Agreement shall mean and be a reference to the Agreement as amended by this Amendment; provided, however, that all references to the "date of this Agreement," "the date hereof" or similar words shall remain a reference to January 26, 2004, the date the Agreement was executed.

        11.    Effect of Amendment.    This Amendment shall not constitute an amendment or waiver of any provision of the Agreement not expressly referred to herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent except as expressly stated herein.

        12.    Ratification of Agreement.    The Agreement, as amended by this Amendment, and all of the liabilities, obligations, covenants, conditions, representations, and warranties set forth therein are hereby ratified and affirmed by each of Sovereign and Seacoast.

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ANNEX B

        IN WITNESS WHEREOF, the parties have caused this Amendment to Agreement and Plan of Merger to be executed by their duly authorized officers as of the day and year first above written.

SOVEREIGN BANCORP, INC.

By	/s/ JAY S. SIDHU Jay S. Sidhu Chairman, President and Chief Executive Officer

By	/s/ JAMES D. HOGAN James D. Hogan Chief Financial Officer

SEACOAST FINANCIAL SERVICES CORPORATION

By	/s/ KEVIN G. CHAMPAGNE Kevin G. Champagne President and Chief Executive Officer

By	/s/ FRANCIS S. MASCIANICA, JR. Francis S. Mascianica, Jr. Treasurer and Chief Financial Officer

ANNEX C

April 12, 2004

The Board of Directors
Seacoast Financial Services Corporation
One Compass Place
New Bedford, MA 02740

Members of the Board:

        You have requested our opinion as investment bankers that the consideration in the Merger (the "Merger") by and between Sovereign Bancorp, Inc. ("Sovereign"), the holding company for Sovereign Bank, and Seacoast Financial Services Corporation ("Seacoast"), the multi-bank holding company for Compass Bank and Nantucket Bank, pursuant to the Agreement and Plan of Merger dated as of January 25, 2004 and as amended on April 12, 2004 (the "Agreement") is fair to the holders of Seacoast Common Stock from a financial point of view.

        Pursuant to the Agreement, Seacoast shall be merged with and into Sovereign with the surviving entity being Sovereign. At a time to be determined by Sovereign, Compass Bank and Nantucket Bank will be merged into Sovereign Bank with Sovereign Bank being the surviving entity. Each share of Seacoast's issued and outstanding common stock will be converted into the right to receive at the election of the holder thereof and subject to certain procedures and limitations set forth in the Agreement, consideration in an amount equal to 1.461 times Sovereign's average 15 day closing common stock price calculated as defined in the Agreement ("Sovereign Market Value") in cash or shares of Sovereign common stock, provided however, that (i) if the Sovereign Market Value is less than $23.96 but greater than $21.56, the consideration will be adjusted to an amount equal to $35.00 in cash or shares of Sovereign common stock; or (ii) if the Sovereign Market Value is less than $21.56, the consideration will be adjusted to an amount equal to (x) 0.75 times 1.623 times the Sovereign Market Value, plus (y) $8.75, in cash or shares of Sovereign common stock.

        Seacoast has the right, during the five business day period commencing with the determination date, to terminate the Agreement if the average final price of Sovereign common stock on the determination date is less than $20.37 (representing a 15% decline from the $23.96 average closing sales price of Sovereign common stock during the 15 consecutive trading days ended on January 23, 2004) and the decline in the average final price of Sovereign common stock since January 23, 2004 is at least 15% (as further defined in the Agreement) more than the change during the same period in an index group ratio of 10 other bank and thrift holding companies. Even if Seacoast elects to terminate the Agreement, the Merger may still be completed if Sovereign, at its option, chooses to "top up" or increase the consideration to be received by Seacoast stockholders payable to stockholders of Seacoast by increasing, with cash, the consideration so that such stockholders receive aggregate consideration having a value of $33.55 for each share of Seacoast common stock outstanding. It is not possible to know until the determination date if the average final price will be less than $20.37 or if the decline in the price of Sovereign common stock will be 15% more than the change in the index group ratio. Ryan Beck cannot predict whether or not the Seacoast board would exercise its right to give notice to Sovereign that Seacoast desired to terminate the Agreement, or whether Sovereign would exercise its "top-up" right, if these conditions were met. Ryan Beck's opinion does not address the fairness from a financial point of view of the consideration offered to Seacoast shareholders by Sovereign if the above price conditions have been met and the consideration adjustment is not made.

        Ryan Beck & Co., Inc. ("Ryan Beck") as a customary part of its investment banking business is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In conducting our investigation and analysis of the Merger, we have met with members of senior management of both Sovereign and Seacoast to discuss their operations, historical financial statements, strategic plans and future prospects. We have reviewed and analyzed material prepared in connection with the Merger, including but not limited to the following: (i) the Agreement and Plan of Merger dated January 26, 2004 and related documents; (ii) the Amendment to the Agreement and Plan of Merger dated April 12, 2004; (iii) the proxy statement/prospectus of Seacoast/Abington Bancorp, Inc. dated February 13, 2004 and the proxy statement/prospectus supplement of Seacoast/Abington Bancorp, Inc. dated March 15, 2004; (iv) the proxy statement/prospectus of Sovereign/First Essex Bancorp, Inc. dated November 10, 2003; (v) the prospectus supplement related to Sovereign's convertible trust preferred securities offering dated February 19, 2004; (vi) Sovereign's and Seacoast's 2003 year-end earnings releases on form 8-K dated January 21, 2004 and January 28, 2004, respectively; (vii) Sovereign's pre-earnings release on Form 8-K dated April 7, 2004; (viii) Sovereign's Annual Reports on Form 10-K for the years ended December 31, 2003, 2002, 2001 and 2000, Quarterly Reports on Form 10-Q for the periods ended September 30, 2003, June 30, 2003 and March 31, 2003; (ix) Sovereign's proxy statement for its annual meeting of shareholders held on April 24, 2003 and its annual meeting of shareholders held on April 22, 2004; (x) Seacoast's Annual Report on Form 10-K for the years ended December 31, 2003, 2002, 2001 and 2000, Quarterly Reports on Form 10-Q for the periods ended September 30, 2003, June 30, 2003 and March 31, 2003; (xi) Seacoast's Proxy Statement dated May 20, 2003; (xii) the historical stock prices and trading volume of Sovereign's common stock (xiii) certain operating and financial information provided to Ryan Beck by the management of Sovereign relating to its business and prospects; (xiv) the publicly available financial data of commercial banking and thrift organizations which Ryan Beck deemed generally comparable to Sovereign; (xv) the historical stock prices and trading volume of Seacoast's common stock; (xvi) certain operating and financial information provided to Ryan Beck by the management of Seacoast relating to its business and prospects; (xvii) the publicly available financial data of commercial banking and thrift organizations which Ryan Beck deemed generally comparable to Seacoast; and (xviii) the terms of recent acquisitions of commercial banking and thrift organizations which Ryan Beck deemed generally comparable in whole or in part to Seacoast. We also conducted or reviewed such other studies, analyses, inquiries and examinations as we deemed appropriate.

        While we have taken care in our investigation and analyses, we have relied upon and assumed the accuracy, completeness and fairness of the financial and other information provided to us by the respective institutions or which was publicly available and have not assumed any responsibility for independently verifying such information. We have also relied upon the management of Seacoast as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us and in certain instances we have made certain adjustments to such financial and operating forecasts, which in our judgment were appropriate under the circumstances. In addition, we have assumed with your consent that such forecasts and projections reflect the best currently available estimates and judgments of management. Ryan Beck is not an expert in evaluating loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the balance sheets of Sovereign and Seacoast at December 31, 2003, and Ryan Beck assumed such allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of such financial statements. We also assumed that the Merger in all respects is, and will be consummated in compliance with all laws and regulations applicable to Sovereign and Seacoast and that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Sovereign, Seacoast, or the combined entity, as the case may be, or on the contemplated benefits of the Merger, including the expected synergies. We have not made or obtained any independent evaluations or appraisals of the assets and liabilities of either Sovereign or Seacoast or their respective subsidiaries, nor have we reviewed any loan files of Sovereign or Seacoast or their respective subsidiaries. We have further assumed that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

        In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate in the circumstances. Our opinion is necessarily based on economic, market and other conditions and projections as they exist and can be evaluated on the date hereof.

        We have been retained by the Board of Directors of Seacoast as an independent contractor to determine whether the consideration offered to Seacoast Shareholders in the Merger as provided and described in the Agreement and as amended pursuant to the Amendment to the Agreement dated April 12, 2004 is fair to Seacoast shareholders from a financial point of view. Ryan Beck will receive a fee for its services, a significant portion of which is due upon consummation of the Merger. Ryan Beck has had an extensive investment banking relationship with Seacoast including acting as financial advisor to Seacoast with regards to its pending acquisition of Abington Bancorp, Inc. announced on October 20, 2003. Ryan Beck's research department provides published investment analysis on Seacoast and Ryan Beck acts as a market maker in Seacoast common stock and trust preferred securities. Ryan Beck has had an investment banking relationship with Sovereign. On December 10, 2001 Ryan Beck acted as one of several co-managers with respect to Sovereign's trust preferred securities offering. Ryan Beck's research department provides published investment analysis on Sovereign. Ryan Beck acts as a "third-market" market maker in Sovereign common stock and acts as a market maker in Sovereign trust preferred securities.

        In the ordinary course of our business as a broker-dealer, we may actively trade equity and trust preferred securities of Seacoast and equity, trust preferred and debt securities of Sovereign for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion is directed to the Board of Directors of Seacoast and does not constitute a recommendation to any shareholder of Seacoast as to how such shareholder should vote at any shareholder meeting held in connection with the merger. We have not considered, nor are we expressing any opinion herein with respect to, the price at which Sovereign Common Stock will trade following the consummation of the Merger.

        On February 19, 2004 Sovereign sold $800 million of trust preferred securities which are convertible into Sovereign common stock. Ryan Beck reviewed the prospectus supplement dated February 19, 2004 related to this convertible trust preferred offering. On March 9, 2004 Sovereign announced it entered into a definitive agreement to acquire Waypoint Financial Corp. Ryan Beck, as part of its review of the impact of the proposed Sovereign/Waypoint merger on Seacoast, reviewed Sovereign's Current Report on Form 8-K filed on March 11, 2004 containing the Sovereign/Waypoint merger agreement and related press release as well as Sovereign's related investor presentation and its investor presentation from Keefe Bruyette & Woods' Investor Conference dated March 4, 2004. Ryan Beck also conducted or reviewed such other studies, analyses, inquiries and examinations as it deemed appropriate. Ryan Beck reviewed these matters with the Seacoast Board of Directors on March 11, 2004.

        Ryan Beck acted as financial advisor to Waypoint with regard to it entering a definitive agreement to merge into Sovereign. Ryan Beck rendered a written opinion to Waypoint's Board of Directors that the consideration offered to Waypoint shareholders by Sovereign was fair to Waypoint shareholders from a financial point of view. Ryan Beck does not express an opinion as to the fairness of the Sovereign/Waypoint transaction to Seacoast shareholders.

        Based upon and subject to the foregoing it is our opinion as investment bankers that the consideration offered to Seacoast shareholders in the Merger as provided and described in the Agreement, as amended on April 12, 2004, is fair to the holders of Seacoast common stock from a financial point of view.

Very truly yours,

Ryan Beck & Co., Inc.

ANNEX D

THE MASSACHUSETTS BUSINESS CORPORATION LAW, SECTIONS 85-98

C. 156B SEC.85. DISSENTING STOCKHOLDER; RIGHT TO DEMAND PAYMENT FOR STOCK; EXCEPTION

        A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eight, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.

C. 156B SEC.86. SECTIONS APPLICABLE TO APPRAISAL; PREREQUISITES

        If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the stockholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.

C. 156B SEC.87. STATEMENT OF RIGHTS OF DISSENTING STOCKHOLDERS IN NOTICE OF MEETING; FORM

        The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of dissenting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

  "If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts."

C. 156B SEC.88. NOTICE OF EFFECTIVENESS OF ACTION OBJECTED TO

        The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed a written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last known address as it appears in the records of the corporation.

C. 156B SEC.89. DEMAND FOR PAYMENT; TIME FOR PAYMENT

        If within twenty days after the date of mailing of a notice under subsection (e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight, any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.

C. 156B SEC.90. DEMAND FOR DETERMINATION OF VALUE; BILL IN EQUITY; VENUE

        If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such dissenting stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such dissenting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such dissenting stockholder held stock had or has its principal office in the commonwealth.

C. 156B SEC.91. PARTIES TO SUIT TO DETERMINE VALUE; SERVICE

        If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and in behalf of all other stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such stockholders shall thereupon be deemed to have been added as parties to the bill. The corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section eighty-nine shall be deemed to have consented to the provisions of this section relating to notice, and the giving of notice by the corporation to any such stockholder in compliance with the order of the court shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.

C. 156B SEC.92. DECREE DETERMINING VALUE AND ORDERING PAYMENT; VALUATION DATE

        After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or, if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporate action.

C. 156B SEC.93. REFERENCE TO SPECIAL MASTER

        The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.

C. 156B SEC.94. NOTATION ON STOCK CERTIFICATES OF PENDENCY OF BILL

        On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for the notation thereon of the pendency of the bill, and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.

C. 156B SEC.95. COSTS; INTEREST

        The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of them, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approving the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.

C. 156B SEC.96. DIVIDENDS AND VOTING RIGHTS AFTER DEMAND FOR PAYMENT

        Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

  (1)
  A bill shall not be filed within the time provided in section ninety;

  (2)
  A bill, if filed, shall be dismissed as to such stockholder; or

  (3)
  Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporate action.

Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.

C. 156B SEC.97. STATUS OF SHARES PAID FOR

        The shares of the corporation paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock, or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such dissenting stockholder would have been converted had he not objected to such consolidation or merger shall have the status of treasury stock or securities.

C. 156B SEC.98. EXCLUSIVE REMEDY; EXCEPTION

        The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director's liability for monetary damages for any action taken or any failure to take any action unless (1) the director has breached or failed to perform the duties of his office and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

        The bylaws of Sovereign provide for (1) indemnification of directors, officers, employees and agents of the registrant and its subsidiaries and (2) the elimination of a director's liability for monetary damages, to the fullest extent permitted by Pennsylvania law.

        Directors and officers are also insured against certain liabilities for their actions, as such, by an insurance policy obtained by Sovereign.

Item 21. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

2.1	Agreement and Plan of Merger, dated as of January 26, 2004, between Sovereign Bancorp, Inc. and Seacoast Financial Services Corporation (included as Annex A to the proxy statement/prospectus). Schedules are omitted; Sovereign Bancorp, Inc. agrees to furnish copies of such schedules to the Securities and Exchange Commission upon request.
2.2	Amendment to Agreement and Plan of Merger made April 12, 2004 between Sovereign Bancorp, Inc. and Seacoast Financial Services Corporation (included as Annex B to the proxy statement/prospectus.)
3.1	Articles of Incorporation, as amended and restated, of Sovereign Bancorp, Inc. (Incorporated by reference to Exhibit 3.1 of Sovereign's Registration Statement No. 333-86961-01 on Form S-3.)
3.2
Bylaws of Sovereign Bancorp, Inc., as amended and restated as of August 14, 2002 (Incorporated by reference to Exhibit 3.2 of Sovereign's Quarterly Report on Form 10-Q, SEC File No. 0011651, for the quarter ended September 30, 2002.)
4.1
Amended and Restated Rights Agreement, dated as of June 21, 2001, between Sovereign Bancorp, Inc. and Mellon Investor Services. (Incorporated by reference to Exhibit 4.1 to Sovereign Bancorp's Current Report on Form 8-K/A No. 2 filed on July 3, 2001.)
4.2
Sovereign Bancorp, Inc. has certain long-term debt outstanding. None of the instruments evidencing such debt authorizes an amount of securities in excess of 10% of the total assets of Sovereign Bancorp, Inc. and its subsidiaries on a consolidated basis; therefore, copies of such instruments are not included as exhibits to this Registration Statement. Sovereign Bancorp, Inc. agrees to furnish copies to the Securities and Exchange Commission on request.
5.1	Opinion and consent of Stevens & Lee as to the validity of the securities being issued.

8.1	Opinion of Stevens & Lee regarding the federal income tax consequence of the merger.
10.1
Sovereign Bancorp, Inc. Stock Option Plan, as amended and restated. (Incorporated by reference to Exhibit 10.1 to Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 1994.)*
10.2	Sovereign Bancorp, Inc. Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 4.1 to Sovereign's Registration Statement No. 33-44108 on Form S-8.)*
10.3
Employment Agreement, dated as of March 1, 1997, between Sovereign Bancorp, Inc., Sovereign Bank, and Jay S. Sidhu. (Incorporated by reference to Exhibit 10.1 to Sovereign's Amended Quarterly Report on Form 10-Q/A, SEC File No. 0-16533, for the quarter ended March 31, 1997.)*
10.4
Employment Agreement, dated as of May 1, 1997, between ML Bancorp, Inc. (a predecessor company of Sovereign Bancorp, Inc.) and Dennis S. Marlo. (Incorporated by Reference to Exhibit 10.4 of Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 2000.)*
10.5
Employment Agreement, dated as of September 25, 1997, between Sovereign Bancorp, Inc. and Lawrence M. Thompson, Jr. (Incorporated by reference to Exhibit 10.5 of Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 1997.)*
10.6
Amended and Restated Rights Agreement, (the "Rights Agreement"), dated as of June 21, 2001, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated herein by reference to Exhibit 4.1 of the Registrant's 8-K/A No. 2 filed July 3, 2001).
10.7
Form of Rights Certificate (Incorporated herein by reference to Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, Rights will not be distributed until after the Distribution Date (as defined in the Rights Agreement).
10.8
Sovereign Bancorp, Inc. Non-Employee Directors Services Compensation Plan. (Incorporated by reference to Exhibit 10.7 to Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 2000.)
10.9
1993 Sovereign Bancorp, Inc. Stock Option Plan. (Incorporated by reference to Exhibit 10.23 to Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 1992.)
10.10
Indemnification Agreement, dated December 21, 1993, between Sovereign Bank and Jay S. Sidhu. (Incorporated by reference to Exhibit 10.25 to Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 1993.)
10.11
Sovereign Bancorp, Inc. 1997 Non-Employee Director's Stock Option Plan. (Incorporated by reference to Exhibit "A" to Sovereign's definitive proxy statement, SEC File No. 0-16533, dated March 15, 1996.)
10.12	Sovereign Bancorp, Inc. 1996 Stock Option Plan. (Incorporated by reference to Exhibit 4.3 to Sovereign's Registration Statement No. 33-89586 on Form S-8.)
10.13
Amendment #1 to Employment Agreement, dated February 26, 2003, between Sovereign Bancorp, Inc. and John Hamill (incorporated by reference to Exhibit 10.13 to Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 2002) and Employment Agreement dated January 7, 2000, between Sovereign Bancorp, Inc. and John Hamill. (Incorporated by reference to Exhibit 10.13 to Sovereign's Annual Report on Form 10-K/A, SEC File No. 0-16533, for fiscal year ended December 31, 2000.)*

10.14
Employment Agreement, dated as of January 30, 2003, between Sovereign Bancorp, Inc. and Joseph P. Campanelli. (Incorporated by reference to Exhibit 10.14 to Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 2002.)*
10.15
Employment Agreement dated as of June 1, 2001, between Sovereign Bancorp, Inc. and James D. Hogan. (Incorporated by reference to Exhibit 10.1 to Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 2002.)*
10.16
Employment Agreement by and between Sovereign Bancorp, Inc. and James J. Lynch dated September 16, 2002. (Incorporated by reference to Exhibit 10.1 to Sovereign's Quarterly Report on Form 10-Q, SEC File No. 001-16581, for the quarter ended September 30, 2002.)*
10.17	2001 Stock Incentive Plan (Incorporated by reference to Exhibit "B" to Sovereign's proxy statement, SEC File No. 0-16533, dated March 26, 2001.)
10.18
Non-Employee Directors Stock Bonus Program, as amended, effective February 18, 2004.. (Incorporated by reference to Exhibit 10.18 to Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 2003.)
10.19
Senior Officers Stock Bonus Award Program, as amended, effective February 18, 2004.. (Incorporated by reference to Exhibit 10.19 to Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 2003.)
10.20	Sovereign Bancorp, Inc. Non-employee Director Compensation Plan. (Incorporated by reference to Exhibit "A" to Sovereign's proxy statement, SEC File No. 0-16533, dated March 15, 1996.)
21	Subsidiaries of the Registrant. Incorporated by reference to Exhibit 21 to Sovereign's Annual Report on Form 10-K, SEC File No. 0-16533, for the fiscal year ended December 31, 2003.)
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of KPMG, LLP, Independent Auditors. (Relating to Seacoast's Financial Statements.)
23.3	Pursuant to Rule 437a of the Securities Act of 1933, the consent of Arthur Andersen LLP is not included because Seacoast is unable to obtain such consent.
23.4	Consent of Ryan Beck & Co., Inc.
23.5	Consent of Stevens & Lee (Incorporated by reference to Exhibit 5.1.)
24.1	Powers of Attorney of Directors and Officers. (Included on signature page.)
99.1	Form of Opinion of Ryan Beck & Co., Inc. (Included as Annex C to proxy statement/prospectus.)
99.2	Form of Proxy for the Special Meeting of Stockholders of Seacoast Financial Services Corporation

*
Denotes management contract or compensatory contract, plan or arrangement.

(b)
Financial Statement Schedules.

        None required.

  (c)
  The fairness opinion of Ryan Beck & Co., Inc. is included as Annex C to the proxy statement/prospectus which is a part of this registration statement.

Item 22. Undertakings.

        (a)   The undersigned registrant hereby undertakes:

    (1)
    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii)
    To reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        (d)   (1) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (2)
    The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (e)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (f)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on April 22, 2004.

SOVEREIGN BANCORP, INC. (Registrant)
By:	/s/ JAY S. SIDHU Jay S. Sidhu, Chairman, President and Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jay S. Sidhu, James D. Hogan, Joseph M. Harenza, and David W. Swartz, and each of them, his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ JAY S. SIDHU Jay S. Sidhu	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	April 22, 2004
/s/ P. MICHAEL EHLERMAN P. Michael Ehlerman	Director	April 22, 2004
/s/ BRIAN HARD Brian Hard	Director	April 22, 2004
/s/ ANDREW C. HOVE, JR. Andrew C. Hove, Jr.	Director	April 22, 2004
/s/ DANIEL K. ROTHERMEL Daniel K. Rothermel	Director	April 22, 2004

/s/ CAMERON C. TROILO Cameron C. Troilo	Director	April 22, 2004
/s/ JAMES D. HOGAN James D. Hogan	Chief Financial Officer	April 22, 2004
/s/ LAWRENCE E. MCALEE, JR. Lawrence E. McAlee, Jr.	Chief Accounting Officer	April 22, 2004

Exhibit Index

5.1	Opinion of Stevens & Lee as to the validity of the securities being issued.
8.1	Opinion of Stevens & Lee regarding the federal income tax consequences of the merger.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of KPMG LLP, Independent Auditors.
23.4	Consent of Ryan Beck & Co., Inc.
99.2	Form of Proxy for the Special Meeting of Stockholders of Seacoast Financial Services Corporation.

QuickLinks

REFERENCES TO ADDITIONAL INFORMATION
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
The Special Meeting
The Merger
Seacoast Financial Services Corporation One Compass Place New Bedford, Massachusetts 02740 (508) 984-6000 www.seacoastfinancial.com
Market Prices And Dividends Declared
Market Value Of Securities
Comparative Historical and Pro Forma Per Share Data
Selected Financial Data
SOVEREIGN SELECTED FINANCIAL DATA
SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES SELECTED FINANCIAL DATA
Summary Selected Unaudited Pro Forma Condensed Combined Financial Information
RISK FACTORS RELATING TO THE MERGER
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
THE SPECIAL MEETING
THE MERGER (Proposal 1)
THE MERGER AGREEMENT
FINANCIAL INTERESTS OF DIRECTORS AND OFFICERS
VOTING AGREEMENTS
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Sovereign Bancorp, Inc. Unaudited Pro Forma Condensed Combined Balance Sheets As of December 31, 2003 (In Thousands)
Sovereign Bancorp, Inc. Unaudited Pro Forma Condensed Combined Statement of Income As of December 31, 2003 (In Thousands)
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
INFORMATION ABOUT SOVEREIGN
INFORMATION ABOUT SEACOAST
DESCRIPTION OF SOVEREIGN CAPITAL SECURITIES
INDEMNIFICATION
COMPARISON OF SHAREHOLDER RIGHTS
ADJOURNMENT OF THE SPECIAL MEETING (Proposal 2)
CERTAIN BENEFICIAL OWNERS OF SEACOAST COMMON STOCK
EXPERTS
LEGAL MATTERS
OTHER MATTERS
STOCKHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
TABLE OF CONTENTS
AGREEMENT AND PLAN OF MERGER
BACKGROUND
AGREEMENT
ARTICLE I THE MERGERS
ARTICLE II REPRESENTATIONS AND WARRANTIES OF SEACOAST
ARTICLE III REPRESENTATIONS AND WARRANTIES OF SOVEREIGN
ARTICLE IV COVENANTS OF THE PARTIES
ARTICLE V CONDITIONS
ARTICLE VI TERMINATION, WAIVER AND AMENDMENT
ARTICLE VII MISCELLANEOUS
FORM OF AFFILIATE LETTER
AMENDMENT TO AGREEMENT AND PLAN OF MERGER
BACKGROUND
THE MASSACHUSETTS BUSINESS CORPORATION LAW, SECTIONS 85-98
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Exhibit Index